As filed with the Securities and Exchange Commission on August 28, 2020

File No. 333-238855

File No. 811-8537

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☐

PRE-EFFECTIVE AMENDMENT NO. 2 ☒

POST-EFFECTIVE AMENDMENT NO.

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☐

Amendment No. 48  ☒

Variable Annuity Account A of
Protective Life

(Exact Name of Registrant)

Protective Life and Annuity Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor’s Principal Executive Offices)

(205) 268-1000

(Depositor’s Telephone Number, including Area Code)

BRAD RODGERS, Esquire

Protective Life and Annuity Insurance Company

2801 Highway 280 South

Birmingham, Alabama, 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

THOMAS E. BISSET, Esquire

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

Supplement Dated August 31, 2020

(for Applications signed on or after September 1, 2020) to the

Prospectus dated August 31, 2020 for

Protective Investors Benefit Advisory NY Variable Annuity

Issued by

Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

This Rate Sheet Prospectus Supplement should be read carefully and retained with the Prospectus dated August 31, 2020 for the Protective Investors Benefit Advisory NY variable annuity. You may obtain a current Prospectus by calling 1-800-456-6330.

This Rate Sheet Prospectus Supplement provides the current Maximum Withdrawal Percentage under the SecurePay living benefit rider as described in the “PROTECTED LIFETIME INCOME BENEFIT-Determining the Amount of Your SecurePay Withdrawals” section of the Prospectus. This Supplement must be used in conjunction with an effective Protective Investors Benefit Advisory NY variable annuity Prospectus.

The Rate Sheet Prospectus Supplement and the rates below are effective until superseded by a subsequent Rate Sheet Prospectus Supplement. For applications signed on or after September 1, 2020, and that we receive in Good Order, we will apply the rates in this supplement up until ten calendar days after we issue a new rate sheet supplement. We must also receive at least the minimum initial Purchase Payment ($5,000) within ten calendar days. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance.

Before submitting your application for a Protective Investors Benefit Advisory NY variable annuity, please obtain a current Rate Sheet Prospectus Supplement. To obtain a current Rate Sheet Prospectus Supplement:

•                  Contact your financial adviser

•                  Contact us toll-free at 1-800-456-6330

•                  https://protective.onlineprospectus.net/protective/ProtectiveInvestorsBenefitAdvisoryVariableAnnuityNY/index.html or

•                  Go to www.sec.gov under File No. 333-238855.

The Maximum Withdrawal Percentage applicable to your Contract will not change for the life of your Contract.

MAXIMUM WITHDRAWAL PERCENTAGE

Election Age	Guaranteed Withdrawal Percentage (% of Benefit Base)
60-64	3.50%
65	4.00%
66	4.10%
67	4.20%
68	4.30%
69	4.40%
70	4.50%
71	4.55%
72	4.60%
73	4.65%
74	4.70%
75	4.75%
76	4.80%
77	4.85%
78	4.90%
79	4.95%
80	5.00%

If you have any questions regarding this Rate Sheet Prospectus Supplement, please contact us toll free at 1-800-456-6330. Please keep this Rate Sheet Prospectus Supplement for future reference.

PROSPECTUS
August 31, 2020

Protective® Investors Benefit Advisory Variable Annuity NY	Protective Life and Annuity Insurance Company Variable Annuity Account A of Protective Life P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life and Annuity Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans. This Contract is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Contract Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. Certain Contract features and/or certain investment options offered under the Contract may not be available through all Financial Intermediaries. For further details, please contact us at 1-800-456-6330.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the Variable Annuity Account A of Protective Life. The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. If you purchase the SecurePay Pro rider (the "SecurePay rider"), your options for allocating Purchase Payments and Contract Value will be restricted. (See "Protected Lifetime Income Benefits.") Once the you begin taking withdrawals under the SecurePay rider or beginning two years after the date the SecurePay rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Oppenheimer V.I.Global Fund, Series II

Invesco Oppenheimer V.I. Government Money Fund, Series I

Invesco Oppenheimer V.I. Main Street Fund, Series II

Invesco V.I. Balanced Risk Allocation Fund, Series II

Invesco V.I. Comstock Fund, Series II

Invesco V.I. Equity and Income Fund, Series II

Invesco V.I. Global Real Estate Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco V.I. Growth and Income Fund, Series II

Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®

IS Asset Allocation Fund, Class 4

IS Blue Chip Income and Growth Fund, Class 4

IS Bond Fund, Class 4

IS Capital Income Builder® Fund, Class 4

IS Global Growth Fund, Class 4

IS Global Growth and Income Fund, Class 4

IS Global Small Capitalization Fund, Class 4

IS Growth Fund, Class 4

IS Growth-Income Fund, Class 4

IS International Fund, Class 4

IS New World Fund®, Class 4

IS US Government, Class 4

Clayton Street Trust

Protective Life Dynamic Allocation Series- Conservative Portfolio

Protective Life Dynamic Allocation Series- Growth Portfolio

Protective Life Dynamic Allocation Series- Moderate Portfolio

DFA Investment Dimensions Group Inc.

VA International Small Portfolio

VA International Value Portfolio

VA U.S. Large Value Portfolio

VA U.S. Targeted Value Portfolio

VA Global Moderate Allocation Portfolio

VA Global Bond Portfolio

VA Short-Term Fixed Portfolio

VA Equity Allocation Portfolio

Fidelity® Variable Insurance Products

VIP Investment Grade Bond Portfolio, SC2

VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth VIP Fund, Class 2

Franklin Income VIP Fund, Class 2

Franklin Mutual Global Discovery VIP Fund, Class 2

Franklin Mutual Shares VIP Fund, Class 2

Franklin Rising Dividends VIP Fund, Class 2

Franklin Small Cap Value VIP Fund, Class 2

Franklin Small-Mid Cap Growth VIP Fund, Class 2

Franklin Strategic Income VIP Fund, Class 2

Templeton Developing Markets VIP Fund, Class 2

Templeton Foreign VIP Fund, Class 2

Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust

Core Fixed Income Fund, Service Class

Global Trends Allocation Fund, Service Class

Growth Opportunities Fund, Service Class

Mid Cap Value Fund, Service Class

Strategic Growth Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Mid Cap Portfolio, Class II

ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.

Bond-Debenture Portfolio, Value Class

Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)

Fundamental Equity Portfolio, Value Class

Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust

All Asset Portfolio, Advisor Class

Global Diversified Allocation Portfolio, Advisor Class

Long-Term US Government Portfolio, Advisor Class

Low Duration Portfolio, Advisor Class

Real Return Portfolio, Advisor Class

Short-Term Portfolio, Advisor Class

Total Return Portfolio, Advisor Class

Royce Capital Fund

Small-Cap Fund, Service Class

Vanguard Variable Insurance Fund

Vanguard VIF Balanced Portfolio

Vanguard VIF Capital Growth Portfolio

Vanguard VIF Conservative Allocation Portfolio

Vanguard VIF Diversified Value Portfolio

Vanguard VIF Equity Income Portfolio

Vanguard VIF Equity Index Portfolio

Vanguard VIF Global Bond Index Portfolio

Vanguard VIF Growth Portfolio

Vanguard VIF High Yield Bond Portfolio

Vanguard VIF International Portfolio

Vanguard VIF Mid-Cap Index Portfolio

Vanguard VIF Moderate Allocation Portfolio

Vanguard VIF Money Market Portfolio

Vanguard VIF Real Estate Index Portfolio

Vanguard VIF Short Term Investment Grade Portfolio

Vanguard VIF Total Bond Market Index Portfolio

Vanguard VIF Total International Stock Market Index Portfolio

Vanguard VIF Total Stock Market Index Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds (“Reports”) unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

We are not a Financial Intermediary. We are not registered as an investment adviser with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your Contract nor are we acting in any capacity on behalf of any Qualified Plan. The information in this Prospectus does not constitute personalized investment advice or financial planning advice.

Please read this Prospectus carefully. You should keep a copy for future reference.

The Protective® Investors Benefit Advisory Variable Annuity NY Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PRO.PIBANY.09.20

DEFINITIONS
FEES AND EXPENSES
SUMMARY
     The Contract
     Federal Tax Status
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
     Administration
     The Funds
     AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
     American Funds Insurance Series®
     Clayton Street Trust
     DFA Investment Dimensions Group Inc.
     Fidelity® Variable Insurance Products
     Franklin Templeton Variable Insurance Products Trust
     Goldman Sachs Variable Insurance Trust
     Legg Mason Partners Variable Equity Trust
     Lord Abbett Series Fund, Inc.
     PIMCO Variable Insurance Trust
     Royce Capital Fund
     Vanguard Variable Insurance Fund
     Selection of Funds
     Other Information about the Funds
     Certain Payments We Receive with Regard to the Funds
     Addition, Deletion or Substitution of Investments
DESCRIPTION OF THE CONTRACT
     The Contract
     Use of the Contract in Qualified Plans
     Parties to the Contract
     Issuance of a Contract
     Purchase Payments
     Right to Cancel
     Allocation of Purchase Payments
     Variable Account Value
     Transfers
     Surrenders and Withdrawals
THE GUARANTEED ACCOUNT
DEATH BENEFIT
     Payment of the Death Benefit
     Continuation of the Contract by a Surviving Spouse
     Selecting a Death Benefit
     Escheatment of Death Benefit
PROTECTED LIFETIME INCOME BENEFITS
     THE SECUREPAY RIDER
     ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS
SUSPENSION OR DELAY IN PAYMENTS
SUSPENSION OF CONTRACTS
CHARGES AND DEDUCTIONS
     Mortality and Expense Risk Charge
     Administration Charge
     Death Benefit Fees
     SecurePay Fee
     Transfer Fee
     Contract Maintenance Fee
     Fund Expenses
     Premium Taxes
     Other Taxes
     Other Information
ANNUITY PAYMENTS
     Annuity Date
     Annuity Value
     Annuity Income Payments
     Annuity Options
     Minimum Amounts
     Death of Annuitant or Owner After Annuity Date
YIELDS AND TOTAL RETURNS
     Yields
     Total Returns
     Standardized Average Annual Total Returns
     Non-Standard Average Annual Total Returns
     Performance Comparisons
     Other Matters
FEDERAL TAX MATTERS
     Introduction
     Temporary Rules under CARES Act
     The Company's Tax Status
TAXATION OF ANNUITIES IN GENERAL
     Tax Deferral During Accumulation Period
     Taxation of Withdrawals and Surrenders
     Taxation of Annuity Payments
     Tax Consequences of Protected Lifetime Income Benefits
     Taxation of Death Benefit Proceeds
     Assignments, Pledges, and Gratuitous Transfers
     Penalty Tax on Premature Distributions
     Aggregation of Contracts
     Exchanges of Annuity Contracts
     Medicare Hospital Insurance Tax on Certain Distributions
     Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons
QUALIFIED RETIREMENT PLANS
     In General
     Temporary Rules under the CARES Act
     Required Minimum Distributions In General
     Required Minimum Distributions Upon Your Death
     Additional Tax on Premature Distributions
     Other Considerations
     Protected Lifetime Income Benefits
     Direct Rollovers
ADVISORY FEES PAID FROM YOUR CONTRACT VALUE
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
     Error in Age or Gender
     Incontestability
     Non-Participation
     Assignment or Transfer of a Contract
     Notice
     Modification
     Reports
     Settlement
     Receipt of Payment
     Protection of Proceeds
     Minimum Values
     Application of Law
     No Default
DISTRIBUTION OF THE CONTRACTS
     Distribution
     Commissions
     Inquiries
CEFLI
LEGAL PROCEEDINGS
BUSINESS DISRUPTION AND CYBER-SECURITY RISKS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A: DEATH BENEFIT CALCULATION EXAMPLES
APPENDIX B: EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION
APPENDIX C: CONDENSED FINANCIAL INFORMATION
APPENDIX D: EXAMPLE OF SECUREPAY RIDER
APPENDIX E: Superceded Rate Sheet Prospectus Supplement Information

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company":   refer to Protective Life and Annuity Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit::   A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office:   Protective Life and Annuity Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life and Annuity Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Advisory Fee:   Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Contract and for managing your Contract Value. Advisory Fees may be paid directly by you or, subject to certain restrictions, be paid out of your Contract Value.

Annual Withdrawal Amount or AWA:   The maximum amount that may be withdrawn from the Contract under the SecurePay rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date:   The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option:   The payout option under which the Company makes annuity income payments.

Annuity Value:   The amount we apply to the Annuity Option you have selected. In general, this is equal to the Contract Value minus applicable premium tax.

Assumed Investment Return:   The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date:   The date you choose to start your SecurePay Withdrawals.

Benefit Period:   The period between the Benefit Election Date and any event which would cause the rider to terminate.

Code:   The Internal Revenue Code of 1986, as amended.

Contract:   The Protective® Investors Benefit Advisory Variable Annuity NY, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary:   The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value:   Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year:   Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person:   The person or persons upon whose lives the benefits of the SecurePay rider, as applicable, are based. There may not be more than two Covered Persons.

DCA:   Dollar cost averaging.

DCA Accounts:   A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit:   The amount we pay to the beneficiary if an Owner dies before the Annuity Date.

Due Proof of Death:   Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Excess Withdrawals:   Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Financial Intermediary:   A bank, or an investment adviser registered as such with the SEC or state securities regulatory authorities.

Fixed Account:   A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund:   Any investment portfolio in which a corresponding Sub-Account invests.

Good Order ("good order"):   A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account:   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option:   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date:   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date:   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date:   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner:   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction:   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain SecurePay rider. If we receive a Prohibited Allocation Instruction, we will terminate your SecurePay rider.

Protected Lifetime Income Benefits:   The optional SecurePay benefit offered with the Contract.

Purchase Payment:   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts:   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans:   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement:   A periodic supplement to this Prospectus which sets forth the current Maximum Withdrawal percentage under the SecurePay rider available when you purchase your Contract. See “PROTECTED LIFETIME INCOME BENEFIT (‘SECUREPAY") – Determining the Amount of Your SecurePay Withdrawals.”

Rider Issue Date:   The date a Protected Lifetime Income Benefit rider is issued.

RightTime:   The ability to purchase the Protected Lifetime Income Benefit rider, SecurePay, after your Contract is issued, so long as you satisfy the rider’s issue requirements and the rider is still available for sale.

Sub-Account:   A separate division of the Variable Account.

Surrender Value:   The amount you receive if you surrender the Contract, which is equal to the Contract Value surrendered minus any contract maintenance fee and premium tax.

Valuation Date:   Each day on which the New York Stock Exchange is open for business.

Valuation Period:   The period which begins at the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on any Valuation Date and ends at the close of regular trading on the next Valuation Date. A Valuation Period ends earlier if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.

Variable Account:   The Variable Annuity Account A of Protective Life, a separate investment account of Protective Life.

Written Notice:   A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term "written notice" in lower case to refer to a notice that we may send to you.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner for the provision of investment advice. If such charges were reflected, costs would be higher.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Transfer Fee(1)	$25
Premium Tax(2)	0.0%

(1) Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future for each transfer after the first 12 transfers in any Contract Year. We will give written notice thirty (30) days before we impose a Transfer Fee. (See "CHARGES AND DEDUCTIONS.")

(2) New York does not currently impose premium taxes on variable annuities.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$30

Variable Account Annual Expenses

(as a percentage of average Variable Account value)

Mortality and Expense Risk Charge	0.20%
Administration Charge	0.10%
Total Variable Account Annual Expenses (excluding optional benefit charges)	0.30%

Optional Benefit Charges

Return of Purchase Payments Death Benefit Fee (as an annualized percentage of the death benefit, beginning on the 1st Monthly Anniversary Date)	0.20%
Protected Lifetime Income BenefitsSecurePay Rider Fee(2) (as an annualized percentage of the Benefit Base(3) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)
	Maximum	Current
Purchase of SecurePay rider at Contract Purchase	2.00%	1.50%
Purchase of SecurePay rider under RightTime	2.20%	1.60%

(1) We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $100,000 or more. (See "CHARGES AND DEDUCTIONS.")

(2) We will give you at least 30 days' written notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base. See "THE SECUREPAY RIDER" in this Prospectus.

(3) The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see "THE SECUREPAY RIDER" in this Prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses(*)	0.11%	-	1.82%
(total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)

(*) The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year. The examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such fees were reflected, costs would be higher.

  The first example assumes that you purchased the SecurePay rider with RightTime at the maximum and current rider fees.
  The second example assumes that you have not purchased the the SecurePay rider.
  The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.
  If you purchased the SecurePay rider under RightTime:

  If you surrender, annuitize(*) or remain invested in the Contract at the end of the applicable time period:

    reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$443	$1335	$2235	$4520
Minimum Fund Expense	$273	$835	$1420	$2989

      reflecting the current charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$393	$1189	$2000	$4094
Minimum Fund Expense	$222	$683	$1166	$2480

      If you have not purchased the SecurePay rider:

      If you surrender, annuitize(*) or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$243	$746	$1271	$2692
Minimum Fund Expense	$72	$220	$376	$806

      (*) You may not annuitize your Contract within 1 year of the Issue Date. For more information, see “ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date.” The death benefit fee does not apply after the Annuity Date.

      Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

      SUMMARY

      The Contract

      What is the Protective Investors Benefit Advisory Variable Annuity NY Contract?

      The Protective Investors Benefit Advisory Variable Annuity NY is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")

      What are the Company's obligations under the Contract?

      The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, or the SecurePay rider) are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability.

      It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

      How may I purchase a Contract?

      Protective Life sells the Contracts through financial advisers associated with Financial Intermediaries such as investment advisers registered with the SEC or state securities regulatory authorities (registered investment advisers) or banks. (See "DISTRIBUTION OF THE CONTRACTS.")

      Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the Financial Intermediary you have selected. (See "Issuance of a Contract.")

      What are the Purchase Payments?

      The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. If you purchase the SecurePay rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract.

      If you purchase the SecurePay rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. (See "SecurePay"). We reserve the right to limit, suspend, or reject any and all Purchase Payments at any time. We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See "Purchase Payments.")

      Can I cancel the Contract?

      You have the right to return the Contract within 10 days after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value, which may be more or less than the Purchase Payments. (See "Right to Cancel.")

      Can I transfer amounts in the Contract?

      Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.

      No amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year.

      After the Annuity Date, if you have selected variable income payments, you may transfer amounts among the Sub-Accounts, but no more frequently than once per month, and you may not transfer within the Guaranteed Account or between a Sub-Account and the Guaranteed Account.

      We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. We also reserve the right to limit the number of transfers to no more than 12 per Contract Year. We may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.") For purposes of calculating the number of transfers, we treat instructions received on the same business day as a single transfer without regard to the number of Sub-Accounts involved. If you purchase the SecurePay rider, your options for transferring Contract Value among the Investment Options will be restricted in accordance with our Allocation Guidelines and Restrictions. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

      For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — Limitations on Transfers."

      Can I surrender the Contract?

      Upon Written Notice before the Annuity Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Withdrawals.") Surrenders may have federal and state income tax consequences, as well as a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59-1/2. (See "Taxation of Withdrawals and Surrenders.")

      Can I withdraw my money from the Contract?

      Any time before the Annuity Date, you may request by Written Notice a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $5,000. Under certain conditions we may also accept withdrawals requested by facsimile and telephone. You also may elect to participate in our automatic withdrawal plan, which allows you to pre-authorize periodic withdrawals prior to the Annuity Date. (See "Surrenders and Withdrawals.") Withdrawals may be available under certain Annuity Options. (See "ANNUITY PAYMENTS — Annuity Options.") Withdrawals reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59-1/2. (See "Taxation of Withdrawals and Surrenders.") If you purchase the SecurePay rider, special withdrawal rules apply, especially on or after the Benefit Election Date. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      What happens when the Owner dies?

      In the event of the Owner's death, all automatic transfer programs under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon our receipt of Due Proof of Death of the Owner at our Administrative Office. (See "Dollar Cost Averaging" and "Portfolio Rebalancing.")

      Is there a death benefit?

      If any Owner dies before the Annuity Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive Due Proof of Death of the Owner at our Administrative Office. (See "DEATH BENEFIT.")

      The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the Return of Purchase Payments Death Benefit for an additional fee, but only if the oldest Owner is younger than age 76 on the Issue Date of the Contract. You must select your Death Benefit at the time you apply for your Contract, and your selection may not be changed after the Contract is issued. See "CHARGES AND DEDUCTIONS, Death Benefit Fee."

      What charges do I pay under the Contract?

      We apply a charge to the daily net asset value of the Variable Account that consists of a mortality and expense risk charge and an administration charge. We do not currently impose a transfer fee, but we reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year if we determine, in our sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — Limitations on Transfers". We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay rider.

      The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

      (See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

      What is the SecurePay Rider?

      The SecurePay rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

      Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

      Under the SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age 59½.

      Under the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

      We charge an additional fee if you purchase the SecurePay rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. To purchase the SecurePay rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date. (See "THE SECUREPAY RIDER.")

      Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company’s assets.

      What is the RightTime Option?

      You may elect the SecurePay rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option so long as you satisfy the rider's issue requirements and the rider is still available for sale. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher for the SecurePay rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."

      What Annuity Options are available?

      We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

      We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.") If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you choose to annuitize before the Maximum Annuity Date, we will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

      You should discuss annuity options with your financial adviser.

      Is the Contract available for qualified retirement plans?

      You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

      Where may I find financial information about the Sub-Accounts?

      You may find financial information about the Sub-Accounts in Appendix C to this Prospectus and in the Statement of Additional Information.

      Can Advisory Fees be paid from the Contract Value?

      The fee that your Financial Intermediary charges you for the management of the Contract Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments ("Advisory Fee Authorization"). The deduction of the Advisory Fee will reduce your Contract Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay rider benefits. We will not treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are met. See “Description of the Contract – Surrenders and Withdrawals – Payment of Advisory Fees” for more information on the applicable conditions. Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. We may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment. You should consult with your tax adviser regarding the tax treatment of Advisory Fees deducted from your Contract Value. (See "DESCRIPTION OF THE CONTRACT, Payment of Advisory Fees" and "FEDERAL TAX MATTERS.")

      Other contracts

      We issue other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their sub-accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

      Federal Tax Status

      Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply to distributions from non-Qualified as well as Qualified Contracts. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "FEDERAL TAX MATTERS.")

      THE COMPANY, VARIABLE ACCOUNT AND FUNDS

      Protective Life and Annuity Insurance Company

      The Contracts are issued by Protective Life and Annuity Insurance Company (formerly American Foundation Life Insurance Company), a wholly owned subsidiary of Protective Life Insurance Company, which is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and subsidiary of the Dai-ichi Life Insurance Company, Limited ("Dai-ichi"). Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 47 states (including New York) and Washington D.C. and offers a variety of individual life, individual and group annuity insurance products. The Company's statutory assets for fiscal year ending in 2019 were approximately $6.0 billion.

      The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

      Variable Annuity Account A of Protective Life

      The Variable Annuity Account A of Protective Life, also called the Variable Account, is a separate investment account of Protective Life. The Variable Account was established under Alabama law by the Board of Directors of Protective Life on December 1, 1997. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

      Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

      Administration

      Pursuant to an agreement with Protective Life, Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

      The Funds

      The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

      If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted, to limit the risk that we will be required to make lifetime payments from our General Account. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Fund	Fund Manager/ Investment Adviser	Subadvisor(s)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
American Funds Insurance Series	Capital Research and Management Company
Clayton Street Trust	Janus Capital Management LLC
DFA Investment Dimensions Group Inc.	DFA Investment Dimensions Group Inc.
Fidelity Variable Insurance Products	Fidelity Management and Research Company	FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc. (Franklin Flex Cap Growth VIP Fund, Franklin Income VIP Fund, Franklin Mutual Global Discovery VIP Fund, Franklin Small-Mid Cap Growth VIP Fund, Franklin Strategic Income VIP Fund, Franklin U.S. Government Securities VIP Fund and the Templeton Global Bond VIP Fund)

      Franklin Advisory Services, LLC (Franklin Rising Dividends VIP Fund and the Franklin Small Cap Value VIP Fund)

      Franklin Mutual Advisers, LLC(Franklin Mutual Global Discovery VIP Fund, Franklin Mutual Shares VIP Fund and Franklin Strategic Income VIP Fund)

      Templeton Investment Counsel, LLC(Templeton Foreign VIP Fund)

      Templeton Global Advisors Limited (Templeton Growth VIP Fund)

Templeton Asset Management Ltd. (Templeton Developing Markets VIP Fund)
Goldman Sachs Variable Insurance Trust	Goldman Sachs Asset Management L.P.
Legg Mason Partners Variable Equity Trust	Legg Mason Partners Fund Advisor, LLC	ClearBridge Advisors, LLC;
Lord Abbett Series Fund, Inc.	Lord, Abbett & Co. LLC
PIMCO Variable Insurance Trust	Pacific Investment Management Company, LLC.	Research Affiliates, LLC
Royce Capital Fund	Royce & Associates, LLC
Vanguard Variable Insurance Funds	PRIMECAP Management Company

      Shares of the Funds are offered only to:

        the Variable Account;
        other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;
        separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and
        certain qualified retirement plans.

      For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies and certain qualified pension and retirement plans as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Protective Life, see the prospectuses for the Funds. Fund shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

      AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

      Invesco Oppenheimer V.I.Global Fund, Series II Shares

      This Fund seeks capital appreciation.

      Invesco Oppenheimer V.I. Government Money Fund

      This Fund seeks income consistent with stability of principal.

      You could lose money by investing in the Invesco Oppenheimer V.I. Government Money Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account Annual Expenses, the yield in the Sub-Account that invests in this Fund could be negative. If the yield in the Sub-Account becomes negative, Contract Value invested in the Sub-Account may decline.

      Invesco Oppenheimer V.I. Main Street Fund, Series II Shares

      This Fund seeks capital appreciation.

      Invesco V.I. Balanced Risk Allocation Fund, Series II Shares

      The Fund seeks total return with a low to moderate correlation to traditional financial market indices.

      Invesco V.I. Comstock Fund, Series II Shares

      This Fund seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

      Invesco V.I. Equity and Income Fund, Series II Shares

      This Fund seeks both capital appreciation and current income.

      Invesco V.I. Global Real Estate Fund, Series II Shares

      This Fund seeks total return through growth of capital and current income.

      Invesco V.I. Government Securities Fund, Series II Shares

      The Fund seeks total return, comprised of current income and capital appreciation.

      Invesco V.I. Growth and Income Fund, Series II Shares

      This Fund seeks long-term growth of capital and income.

      Invesco V.I. International Growth Fund, Series II Shares

      This Fund seeks long-term growth of capital.

      American Funds Insurance Series®

      IS Asset Allocation Fund, Class 4

      The Fund seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.

      IS Blue Chip Income and Growth Fund, Class 4

      The Fund's investment objectives are to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

      IS Bond Fund, Class 4

      The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital.

      IS Capital Income Builder®, Class 4

      The Fund has two primary investment objectives. It seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The Fund’s secondary objective is to provide growth of capital.

      IS Global Growth Fund, Class 4

      The Fund's investment objective is to provide long-term growth of capital.

      IS Global Growth and Income Fund, Class 4

      The Fund’s investment objective is to provide long-term growth of capital while providing current income.

      IS Global Small Capitalization Fund, Class 4

      The Fund's investment objective is to provide long-term growth of capital.

      IS Growth Fund, Class 4

      The Fund's investment objective is to provide growth of capital.

      IS Growth-Income Fund, Class 4

      The Fund’s investment objectives are to achieve long-term growth of capital and income.

      IS International Fund, Class 4

      The Fund's investment objective is to provide long-term growth of capital.

      IS New World Fund®, Class 4

      The Fund's investment objective is long-term capital appreciation.

      IS US Government, Class 4

      The Fund’s investment objective is to provide a high level of current income consistent with preservation of capital.

      Clayton Street Trust

      Protective Life Dynamic Allocation Series- Conservative Portfolio

      This Fund seeks total return through income and growth of capital, balanced by capital preservation.

      Protective Life Dynamic Allocation Series- Growth Portfolio

      This Fund seeks total return through growth of capital, balanced by capital preservation.

      Protective Life Dynamic Allocation Series- Moderate Portfolio

      This Fund seeks total return through growth of capital and income, balanced by capital preservation.

      DFA Investment Dimensions Group Inc.

      VA Equity Allocation Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA Global Bond Portfolio

      The Portfolio seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns.

      VA Global Moderate Allocation Portfolio

      The Portfolio seeks total return consisting of capital appreciation and current income. The Portfolio is a “fund of funds,” which means that the Portfolio uses its assets to purchase other mutual funds (the “Underlying Funds”) managed by Dimensional Fund Advisors LP.

      VA International Small Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA International Value Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA Short-Term Fixed Portfolio

      The Portfolio seeks a stable real return in excess of the rate of inflation with a minimum of risk.

      VA U.S. Large Value Portfolio

      The Portfolio seeks long-term capital appreciation.

      VA U.S. Targeted Value Portfolio

      The Portfolio seeks long-term capital appreciation.

      Fidelity® Variable Insurance Products

      VIP Investment Grade Bond Portfolio, Service Class 2

      This Fund seeks as high a level of current income as is consistent with the preservation of capital.

      VIP Mid Cap Portfolio, Service Class 2

      This Fund seeks long-term growth of capital.

      Franklin Templeton Variable Insurance Products Trust

      Franklin Flex Cap Growth VIP Fund, Class 2

      This Fund seeks capital appreciation. Under normal market conditions, the Fund invests predominantly in equity securities of companies that the investment manager believes have the potential for capital appreciation.

      Franklin Income VIP Fund, Class 2

      This Fund seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the Fund invests in a diversified portfolio of debt and equity securities.

      Franklin Mutual Global Discovery VIP Fund, Class 2

      This Fund seeks capital appreciation. Under normal market conditions, this Fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.

      Franklin Mutual Shares VIP Fund, Class 2

      This Fund seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the Fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.

      Franklin Rising Dividends VIP Fund, Class 2

      This Fund seeks long-term capital appreciation, with preservation of capital as an important consideration. Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of financially sound companies that have paid consistently rising dividends.

      Franklin Small Cap Value VIP Fund, Class 2

      This Fund seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.

      Franklin Small-Mid Cap Growth VIP Fund, Class 2

      This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization and mid-capitalization companies.

      Franklin Strategic Income VIP Fund, Class 2

      This Fund seeks a high level of current income, with capital appreciation over the long-term as a secondary goal. Under normal market conditions, the Fund invests primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets.

      Templeton Developing Markets VIP Fund, Class 2

      This Fund seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in emerging markets investments.

      Templeton Foreign VIP Fund, Class 2

      This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

      Templeton Global Bond VIP Fund, Class 2

      This Fund seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, this Fund invests at least 80% of its net assets in debt securities of any maturity.

      Goldman Sachs Variable Insurance Trust

      Core Fixed Income Fund, Service Class

      This Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Bloomberg Barclays U.S. Aggregate Bond Index.

      Global Trends Allocation Fund, Service Class

      This Fund seeks total return while seeking to provide volatility management.

      Growth Opportunities Fund, Service Class

      This Fund seeks long-term growth of capital.

      Mid Cap Value Fund, Service Class

      This Fund seeks long-term capital appreciation.

      Strategic Growth Fund, Service Class

      This Fund seeks long-term growth of capital.

      Legg Mason Partners Variable Equity Trust

      ClearBridge Variable Mid Cap Portfolio, Class II

      This Fund seeks long-term growth of capital.

      ClearBridge Variable Small Cap Growth Portfolio, Class II

      This Fund seeks long-term growth of capital.

      Lord Abbett Series Fund, Inc.

      Bond-Debenture Portfolio, Value Class

      The Fund seeks high current income and the opportunity for capital appreciation to produce a high total return.

      Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)

      The Fund seeks current income and capital appreciation.

      Fundamental Equity Portfolio, Value Class

      The Fund seeks long-term growth of capital and income without excessive fluctuations in market value.

      Growth Opportunities Portfolio, Value Class

      The Fund seeks capital appreciation.

      PIMCO Variable Insurance Trust

      All Asset Portfolio, Advisor Class

      This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

      Global Diversified Allocation Portfolio, Advisor Class

      The Portfolio seeks to maximize risk-adjusted total return relative to a blend of 60% MSCI World Index/40% Bloomberg Barclays U.S. Aggregate Index.

      Long-Term US Government Portfolio, Advisor Class

      This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

      Low Duration Portfolio, Advisor Class

      This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

      Real Return Portfolio, Advisor Class

      This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

      Short-Term Portfolio, Advisor Class

      This Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity.

      Total Return Portfolio, Advisor Class

      This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

      Royce Capital Fund

      Small-Cap Fund, Service Class

      This Fund seeks long-term growth of capital.

      Vanguard Variable Insurance Fund

      Vanguard VIF Balanced Portfolio

      The Portfolio seeks to provide long-term capital appreciation and reasonable current income.

      Vanguard VIF Capital Growth Portfolio

      The Portfolio seeks to provide long-term capital appreciation.

      Vanguard VIF Conservative Allocation Portfolio

      The Portfolio seeks to provide current income and low to moderate capital appreciation.

      Vanguard VIF Diversified Value Portfolio

      The Portfolio seeks to provide long-term capital appreciation and income.

      Vanguard VIF Equity Income Portfolio

      The Portfolio seeks to provide an above average level of current income and reasonable long-term capital appreciation.

      Vanguard VIF Equity Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

      Vanguard VIF Global Bond Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of the global, investment-grade, fixed income market.

      Vanguard VIF Growth Portfolio

      The Portfolio seeks to provide long-term capital appreciation.

      Vanguard VIF High Yield Bond Portfolio

      The Portfolio seeks to provide a high level of current income.

      Vanguard VIF International Portfolio

      The Portfolio seeks to provide long-term capital appreciation.

      Vanguard VIF Mid-Cap Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.

      Vanguard VIF Moderate Allocation Portfolio

      The Portfolio seeks to provide capital appreciation and a low to moderate level of current income.

      Vanguard VIF Money Market Portfolio

      The Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.

      Vanguard VIF Real Estate Index Portfolio

      The Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.

      Vanguard VIF Short Term Investment Grade Portfolio

      The Portfolio seeks to provide current income while maintaining limited price volatility.

      Vanguard VIF Total Bond Market Index Portfolio

      The Portfolio seeks to track the performance of a broad, market-weighted bond index.

      Vanguard VIF Total International Stock Market Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

      Vanguard VIF Total Stock Market Index Portfolio

      The Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.

      There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your financial adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

      Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

      Selection of Funds

      We select the Funds offered through the Contracts based on several criteria, including but not limited to the following:

        the strength of the investment adviser's (or sub-adviser's) reputation and tenure;
        brand recognition;
        performance;
        options that offer a full complement and coverage of the Morningstar investment style box;
        the capability and qualification of each investment firm; and
        whether our distributors are likely to recommend the Funds to Contract Owners.

      Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see "Certain Payments We Receive with Regard to the Funds." We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

      Asset Allocation Model Portfolios  Four asset allocation models ("Model Portfolios") are available at no additional charge as Investment Options under your Contract.

      Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objectives.

      Pursuant to an agreement with Protective Life, Milliman Financial Risk Management LLC ("Milliman"), a diversified financial services firm and registered investment adviser under the Investment Advisers Act of 1940, as amended, provides consulting services to Protective Life regarding the composition and review of the Model Portfolios and is compensated by Protective Life for doing so. There is no investment advisory relationship between Milliman and Owners with respect to the Model Portfolios. In the future, Protective Life may modify or discontinue its arrangement with Milliman, in which case Protective Life may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models. Protective Life does not provide investment advisory services in making the Model Portfolios or any other service or feature available under the Contract.

      The selection of Investment Options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Funds in each Model Portfolio, the overall historical performance and volatility of the Funds. In addition, Protective Life considers the marketability of individual Funds and Fund families, as well as marketing support provided to Protective Life and the firms who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. ("IDI"). The receipt of greater administrative services or marketing support payments from certain Funds may present a conflict of interest for Protective Life.

      The available Model Portfolios may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will provide written notice if the composition of a model portfolio changes, if there is a material change in our arrangement with Milliman, or if we cease offering asset allocation models altogether. We will not reallocate your Contract Value or change the allocations of your future Purchase Payments in response to these changes, however. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to our Administrative Office in writing. If you have elected the SecurePay rider, your new allocation instructions must meet the current Allocation Guidelines and Restrictions for the living benefit, and we will rebalance your Contract Value at the time we receive your new allocation.

      The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

        Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest of the asset class target allocations are in fixed income, large-cap value and mortgages.
        Balanced Growth & Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 50% in equity and 50% in fixed income investments. The largest asset class target allocations are in fixed income, large-cap value, international equity and large-cap growth.
        Balanced Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 60% in equity and 40% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large-cap value, and large-cap growth.
        Growth Focus portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 75% in equity and 25% in fixed income investments. The largest asset class target allocations are in international equity, large-cap value, large-cap growth and mid-cap stocks.

      Other Information about the Funds

      Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. If a participation agreement relating to a Fund terminates, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

      Certain Payments We Receive with Regard to the Funds

      We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. These payments are made for various purposes, including payment for the services provided and expenses incurred by us (and our affiliates) in promoting, marketing and administering the Contracts, and in our role as intermediary to, the Funds. We (and our affiliates) may profit from these payments.

      12b-1 Fees.  We receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund's total annual operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we anticipate we will receive from the Funds on an annual basis:

      Incoming 12b-1 Fees

Fund	Maximum 12b-1 fee
Paid to us:
American Funds Insurance Series	0.25%
Clayton Street Trust	0.25%
Fidelity Variable Insurance Products	0.25%
Franklin Templeton Variable Insurance Protucts Trust	0.25%
Goldman Sachs Variable Insurance Trust	0.25%
Royce Capital Fund	0.25%
Legg Mason Partners Variable Equity Trust	0.25%
PIMCO Variable Insurance Trust	0.25%
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	0.25%

      Payments From Advisers and/or Distributors.  As of the date of this prospectus, we (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of all of the Funds other than the 12b-1 fees. These payments are not paid out of Fund assets. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.10% to 0.50% of Fund assets attributable to our variable insurance contracts.

      Other Payments.  A Fund's adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the Contracts ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

      For details about the compensation payments we make in connection with the sale of the Contracts, see "DISTRIBUTION OF THE CONTRACTS."

      Addition, Deletion or Substitution of Investments

      Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new Funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities. Because the plan fiduciary retains the right to select the investments in an employee benefit plan, when the fiduciary receives notice of an addition, deletion, or substitution of an investment (for example, either through this prospectus or a supplement to the prospectus), a plan fiduciary should consider whether the Contract will remain a prudent investment for the plan. If a plan fiduciary wishes to reject the change after receiving notice, it can do so by surrendering the Contract.

      Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

      If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

      DESCRIPTION OF THE CONTRACT

      The following sections describe the Contracts currently being offered.

      The Contract

      The Protective® Investors Benefit Advisory Variable Annuity NY Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life.

      Use of the Contract in Qualified Plans

      You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

      Parties to the Contract

      Owner

      The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

      The Owner of this Contract may be changed by Written Notice provided:

        each new Owner's 86th birthday is after the Issue Date; and
        each new Owner's 95th birthday is on or after the Annuity Date.

      For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      Beneficiary

      The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

      Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

      Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

      If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

      Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select the SecurePay rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      Annuitant

      The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

      The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not a natural person, then the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select the SecurePay rider, changing the Annuitant will result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

      Payee

      The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

      Issuance of a Contract

      To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract, for any reason permitted or required by law. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

      If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

      Purchase Payments

      We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. The minimum initial Purchase Payment is $5,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment in our sole discretion. Under certain circumstances, we may be required by law to reject a Purchase Payment.

      If you select the SecurePay rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever is first. (See "THE SECUREPAY RIDER.")

      Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life and Annuity Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

      The maximum aggregate Purchase Payment(s) that can be made without prior Administrative Office approval is currently $1,000,000.

      We reserve the right to change the maximum aggregate Purchase Payment(s) that we will accept at any time, and to condition acceptance of Purchase Payments over any established maximum amount upon prior approval by our Administrative Office and to impose conditions upon the acceptance of aggregate Purchase Payments greater than the established maximum, such as limiting the death benefit options that are available under your Contract. We also reserve the right to limit, suspend, or reject any and all Purchase Payments at any time. We would suspend, reject, and/or place limitations on the acceptance of initial and/or subsequent Purchase Payments in order to limit our exposure to the risks associated with offering the Contracts or riders under the Contracts. We also reserve the right to limit the Investment Options to which you may direct Purchase Payments for the same reasons, because changes in our arrangements with a Fund, or the investment manager or distributor of a Fund, or because a Fund has or will become unavailable for purchase under the Contracts. We will give written notice at least five (5) days before any changes regarding Purchase Payment limitations, or the allocation of Purchase Payments go into effect unless otherwise required to do so earlier by law or order of a government authority with appropriate jurisdiction.

      If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase Payments and therefore may limit increases in the Death Benefit, including the Return of Purchase Payments Death Benefit, and the values of the SecurePay Rider. This could also prevent you from making future contributions to a Qualified Contract, including periodic contributions to an employer-sponsored retirement plan or an IRA. (See "QUALIFIED RETIREMENT PLANS."). The Company restricts Purchase Payments in connection with the SecurePay Rider. (See "THE SECUREPAY RIDER.") Before you purchase this Contract and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject, or limit subsequent Purchase Payments at some point in the future. You should consult with your sales representative prior to purchase.

      Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See "Surrenders and Withdrawals".) If you purchase the SecurePay rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. Upon receipt of Due Proof of Death of the Owner, the Company will terminate deductions under the automatic purchase payment plan.

      We do not always receive your Purchase Payment or your application on the day you send it or give it to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

      Right to Cancel

      You have the right to return the Contract within 10 days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time.

      For individual retirement annuities, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Invesco Oppenheimer V.I. Government Money Fund Sub-Account until the expiration of the right-to-cancel period. When we allocate your initial Purchase Payment (and any subsequent Purchase Payments) to the Invesco Oppenheimer V. I. Government Money Fund Sub-Account for the right-to-cancel period, we will refund the greater of the Contract Value without any deductions for fees or charges or the Purchase Payment. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

      Allocation of Purchase Payments

      Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Investment Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

      Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

      If you select the SecurePay rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with our Allocation Guidelines and Restrictions. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

      Variable Account Value

      Sub-Account Value

      A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Issue Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Dates prior to the Annuity Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by withdrawals (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

      The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

      Determination of Accumulation Units

      Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Date as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

      Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

        surrenders;
        withdrawals;
        automatic withdrawals;
        transfer from a Sub-Account and any applicable transfer fee;
        payment of a death benefit claim;
        application of the Contract Value to an Annuity Option;
        deduction of Advisory Fees; and
        deduction of the monthly death benefit fee, the monthly SecurePay Fee and the annual contract maintenance fee.

      Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. The deduction of the advisory fee, the monthly death benefit fee, the monthly SecurePay Fee and the annual contract maintenance fee results in the cancellation of Accumulation Units without notice or instruction. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

      Determination of Accumulation Unit Value

      The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

      Net Investment Factor

      The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

        is the result of:
          the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.
        is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.
        is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

      Transfers

      Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period. Accordingly, transfer requests received in "good order" at our Administrative Office before the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period on the day the requests are received; transfer requests received at our Administrative Office after the end of a Valuation Period are processed at the price determined as of the end of the next Valuation Period. A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "Suspension or Delay in Payments.") There are limitations on transfers, which are described below.

      After the Annuity Date, when variable income payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

      If you select the SecurePay rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

      In the event of the Owner's death, all automatic transfers under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon our receipt of Due Proof of Death at our Administrative Office.

      A surviving spouse who elects to continue the Contract as the new Owner may decide to participate in either dollar cost averaging or portfolio rebalancing, or both, subject to the terms and conditions set forth in this Prospectus.

      Any Beneficiary who elects a Death Benefit payment option that provides for the payment of Death Benefit proceeds either over the lifetime of the Beneficiary or within 5 years of the Owner’s death may transfer Contract Value among the Sub-Accounts and participate in the portfolio rebalancing program. Because that Beneficiary may not make additional premium payments, however, the Beneficiary may not participate in dollar cost averaging. See “DEATH BENEFIT-Payment of the Death Benefit.”

      How to Request Transfers

      Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

      Reliability of Communications Systems

      The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can request your transaction by writing to us at our Administrative Office.

      Limitations on Transfers

      We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) with prior notice for any Contract or class of Contracts at any time for any reason.

      Minimum amounts.  You must transfer at least $100 each time you make a transfer. If the entire amount in the Investment Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Investment Option after a transfer, then we may transfer the entire amount out of that Investment Option instead of the requested amount.

      Number of transfers.  Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year and we also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. The transfer fee will not exceed $25 per transfer. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. We will deduct any transfer fee from the amount being transferred. See "CHARGES AND DEDUCTIONS, Transfer Fee."

      Limitations on transfers involving the Guaranteed Account.  No amounts may be transferred into a DCA Account. No amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Guaranteed Account to the Variable Account, it may take several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

      Limitations on frequent transfers, including "market timing" transfers.  Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter.

      When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

        Increased brokerage, trading and transaction costs;
        Disruption of planned investment strategies;
        Forced and unplanned liquidation and portfolio turnover;
        Lost opportunity costs; and
        Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

      In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account. We discourage frequent transfers of Contract Value between Sub-Accounts.

      We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

      When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

      In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

      Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

      We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

      Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

      Dollar Cost Averaging

      Before the Annuity Date, you may instruct us by Written Notice to transfer automatically, on a monthly basis, amounts from a DCA Account or the Fixed Account to any Sub-Account of the Variable Account. This is known as the "dollar-cost averaging" ("DCA") method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

      DCA transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Dollar cost averaging transfers cease upon our receipt of Due Proof of Death of the Owner at our Administrative Office. Any remaining balance designated for DCA transfers will be automatically transferred to the Sub-Accounts according to the Owner's current dollar cost averaging instructions.

      There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Sub-Accounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner at any time for any reason.

      In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

      If you select the SecurePay rider, you may allocate your Purchase Payments to a DCA Account. Your dollar-cost averaging transfers from the DCA Account must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed Account if you select the SecurePay rider. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

      Transfers from the DCA Accounts.  If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated. Currently, you may establish monthly transfers of equal amounts of Contract Value from DCA Account 1 monthly for a minimum of three to a maximum of six months and from the DCA Account 2 for a minimum of seven to a maximum of twelve months

      From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. At times, the Company may credit a higher annual rate of interest to the balance held in DCA Account 2 than the balance held in DCA Account 1. Dollar cost averaging transfers will be made monthly. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

      The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

      We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

      Transfers from the Fixed Account.  You may also establish dollar-cost averaging transfers from the Fixed Account. The minimum period for dollar cost averaging transfers from the Fixed Account is twelve months; there is no maximum transfer period. If you wish to establish dollar-cost averaging transfers from the Fixed Account, you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

      Portfolio Rebalancing

      Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

      You may elect portfolio rebalancing to occur on the 1st through the 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Portfolio rebalancing ceases when we receive Due Proof of Death of the Owner at our Administrative Office. The Contract Value will remain in the Investment Options as of the date we receive Due Proof of Death of the Owner. A surviving spouse who elects to continue the Contract and become the new Owner, or any Beneficiary who elects to receive payment of the Death Benefit over their lifetime or within 5 years of the Owner’s death, may provide us with new Contract allocation instructions. See ”DEATH BENEFIT – Payment of the Death Benefit.”

      There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner at any time for any reason.

      Surrenders and Withdrawals

      At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under the SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59-1/2. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request in "good order" at our Administrative Office. (See "Suspension or Delay in Payments.") A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

      Surrenders

      At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

      Withdrawals

      At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. We will treat a request for withdrawal that reduces your Contract Value below $5,000 or a request for withdrawal while your Contract Value is below $5,000, as a request to surrender your Contract. If you make such a request, we will first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum. If we are unable to contact you within five days of our receipt of your request in Good Order, we will process your request as a request for surrender.We will, however, process deductions from your Contract Value to pay Advisory Fees pursuant to a valid Advisory Fee Authorization, even if they reduce your Contract Value below $5,000 or are deducted while your Contract Value is below $5,000. We do not treat such deductions to pay Advisory Fees as a request to surrender the Contract.

      You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

      You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

      Signature Guarantees

      Signature guarantees are required for withdrawals or surrenders of $50,000 or more.

      Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.

      An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

      A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

      Surrender Value

      The surrender value of any surrender or withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request in "good order" at our Administrative Office. A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

      If you request a withdrawal, the amount you will receive depends on whether you request a “gross” withdrawal or a “net” withdrawal. If you request a “net” withdrawal, you will receive the exact amount you requested although any applicable premium taxes will be withdrawn from the Contract Value in excess of your requested net withdrawal amount. If you request a “gross” withdrawal, you will receive an amount equal to the Contract Value withdrawn minus any applicable premium tax.

      Cancellation of Accumulation Units

      Surrenders and withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

      Surrender and Withdrawal Restrictions

      The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

      In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

      Automatic Withdrawals

      Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. To participate in the plan you must have:

        made an initial Purchase Payment of at least $5,000; or
        a Contract Value as of the previous Contract Anniversary of at least $5,000.

      The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59-1/2. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals.")

      When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

      If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The automatic withdrawal plan may be discontinued by the Owner by Written Notice at any time for any reason. Upon receipt of Due Proof of Death of an Owner at our Administrative Office, we will terminate the automatic withdrawal plan.

      There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select the SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date.

      Note: If you purchase the SecurePay rider, however, you should consider whether to elect an automatic withdrawal plan, keeping in mind that any withdrawals taken before the Benefit Election Date will proportionately reduce the rider’s Benefit Base, which is used to determine the amount of the SecurePay withdrawals available to you, in the same proportion that each withdrawal reduces the Contract Value on the date of the withdrawal. Automatic withdrawals will ultimately reduce the value of the SecurePay withdrawals available to you. See “PROTECTED LIFETIME INCOME BENEFITS (‘SECUREPAY RIDER’) – Calculating the Benefit Base before the Benefit Election Date.”

      Payment of Advisory Fees

      You purchased this Contract through a Financial Intermediary that manages your Contract Value for a fee (“Advisory Fee”). The Advisory Fee for this service is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses described in this Prospectus. Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments (an "Advisory Fee Authorization").

      Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. The requirements of the PLRs are the following:

        You and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser.
        The Advisory Fee may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services.
        During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser.
        The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid.

      Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See“FEDERAL TAX MATTERS” and “ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.”)

      The deduction of the Advisory Fee will reduce your Contract Value, but will not be treated as a withdrawal and will not reduce the value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit. However, because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Ongoing deductions will also not count as withdrawals under the SecurePay rider, however, they will reduce the Contract Value and therefore may limit the potential for increasing the rider’s Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

      Maximum Permitted Advisory Fee Paid from Contract Value.  If you elect to have the Advisory Fee paid out of your Contract Value, we will deduct the amount of the Fee pro-rata from the Investment Options (i.e., in the same proportion that each Investment Option has to Contract Value). The maximum Advisory Fee permitted to be deducted from your Contract Value is 1.5%. If you have selected the SecurePay rider (at issue or under RightTime) or the Return of Purchase Payments Death Benefit the maximum Advisory Fee permitted to be deducted from your Contract Value is 1.0%.

      If you elect to have the Advisory Fee paid out of your Contract Value, the Advisory Fee will be calculated as a percentage of Contract Value and may be deducted on a monthly, quarterly, or annual basis. Both the Advisory Fee rate and frequency of deduction are based upon the agreement between you and your Financial Intermediary. The Advisory Fee will be calculated based upon the Contract Value as of the last day of the end of the previous period. If the Advisory Fee is deducted on a period shorter than annual, the annual rate will be applied to the Contract Value and prorated for the number of days in the period. The Advisory Fee may be charged in advance or arrears.

      Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). For non-written instructions regarding termination of your Advisory Fee Authorization we receive via telephone, facsimile or the internet, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason. For any changes to the Advisory Fee, you must submit a new Advisory Fee Authorization.

      We will verify that the amount of the Advisory Fee deducted from your Contract is the amount called for in your Advisory Fee Authorization. We will send you a confirmation of the amount deducted, and you should review to verify that the Advisory Fee amount is accurate.

      Please note that we have not made any independent assessment of the qualifications of your Financial Intermediary or its financial advisers to provide investment advisory services, nor do we endorse any Financial Intermediaries or their financial advisers or make any representations as to those qualifications.

      THE GUARANTEED ACCOUNT

      The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this Prospectus are for the Owner's information. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

      The Guaranteed Account consists of the Fixed Account and the DCA Accounts. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

      From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates. The guaranteed minimum interest for each account in the Guaranteed Account is 1%. However, the guaranteed minimum interest is reset annually on May 1st of every year for new Contracts we issue on or after May 1st. If you previously submitted an application but your Contract has not been issued by May 1st, then the guaranteed minimum interest may not be what is disclosed here. The current interest rate for each account in the Guaranteed Account under your Contract is available to you through your myprotective.com account or by calling toll-free 1-800-456-6330.

      Our General Account

      The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

      The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, the SecurePay rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

      We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis as required by state regulators.

      Our audited statutory financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

      You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

      The Fixed Account

      You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See "Transfers.")

      The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

      If you elect the SecurePay rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

      The DCA Accounts

      DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

      The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

      Guaranteed Account Value

      Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

        Purchase Payments allocated to the Guaranteed Account; plus amounts transferred into the Guaranteed Account; plus
        interest credited to the Guaranteed Account; minus
        amounts transferred out of the Guaranteed Account including any transfer fee; minus the amount of any surrenders removed from the Guaranteed Account, including any premium tax; minus fees deducted from the Guaranteed Account, including the contract maintenance fee, fees for any optional benefit you have purchased and the Advisory Fee, if you have instructed us to deduct the Advisory Fee from the Contract.

      For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

      DEATH BENEFIT

      If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

      We will determine the death benefit as of the end of the Valuation Period during which we receive at our Administrative Office Due Proof of Death of the Owner, either by certified death certificate or by judicial order from a court of competent jurisdiction or similar tribunal. If we receive Due Proof of Death of the Owner after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and Non-Qualified Contracts, except where noted otherwise. In that regard, the post-death distribution requirements for Qualified Contracts and Non-Qualified Contracts are similar, but there are some significant differences. For a discussion of the post-death distribution requirements for Qualified Contracts, see "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

      The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code in the case of a Non-Qualified Contract, and Section 401(a)(9) of the Code in the case of a Qualified Contract. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

      Please note that any death benefit payment we make in excess of the Variable Account value is subject to our financial strength and claims-paying ability.

      Payment of the Death Benefit

      The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate.

      If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death of the Owner, and the entire Contract Value must be distributed under one of the following options:

        the entire Contract Value must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death, and subject to certain further limits in the case of a Qualified Contract; or, the entire Contract Value must be distributed (i) within 5 years of the Owner's death if the Contract is a Non-Qualified Contract or, in some cases, a Qualified Contract, or (ii) within 10 years of the Owner's death if the Contract is a Qualified Contract and the 5-year requirement does not apply under applicable federal tax rules.

      If no option is elected, we will distribute the entire Contract Value within 5 years of the Owner's death in the case of a Non-Qualified Contract or, if applicable tax rules permit, within 10 years of the Owner's death in the case of a Qualified Contract. The tax rules for Qualified Contracts differ in some material respects from the tax rules for Non-Qualified Contracts, including by limiting the types of beneficiaries who can elect option a above and the circumstances in which a 5-year or 10-year distribution requirement will apply. See "QUALIFIED RETIREMENT PLANS, Temporary Rules under the CARES Act and Required Minimum Distributions Upon Your Death."

      If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which the Beneficiary wishes to receive his or her portion of the death benefit, and the value of each Beneficiary's portion of the claim is established as of date we receive that Beneficiary's claim. Until the death benefit is fully distributed, however, the undistributed portion of the death benefit will remain invested in accordance with the Owner's allocation instruction. Accordingly, if we do not receive instructions in Good Order from the Beneficiary (or Beneficiaries) to make an immediate distribution or transfer all or part of the Beneficiary's portion of the death benefit to the Fixed Account, the value of the portion of the death benefit that remains invested in the Sub-Account will be subject to the investment performance of the underlying Funds, and may increase or decrease in value.

      Automatic Transfers Upon the Death of an Owner. Regardless of whether your Contract is Qualified or non-Qualified, in the event of the Owner's death, all automatic transfers under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon receipt of Due Proof of Death of the Owner at our Administrative Office. If the surviving spouse elects to continue the Contract as the new Owner, they may also elect to participate in the dollar cost averaging and portfolio rebalancing programs by sending us new instructions, subject to the requirements governing those programs described in this Prospectus. Any eligible Beneficiary who elects a Death Benefit payment option that provides for the payment of Death Benefit proceeds either over the lifetime of the Beneficiary or within 5 or 10 years following the Owner's death (as applicable under federal tax rules) may transfer Contract Value among the Sub-Accounts and participate in the portfolio rebalancing program. Because that Beneficiary may not make additional premium payments, however, the Beneficiary may not participate in dollar cost averaging. See, "DEATH BENEFIT-Payment of the Death Benefit."

      Continuation of the Contract by a Surviving Spouse

      In the case of non-Qualified Contracts and Contracts that are individual retirement annuities within the meaning of Code Section 408(b), if the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner.

        the surviving spouse's age on the Contract Issue Date would not have prevented her or his purchase of the Contract on that date;
        the surviving spouse's age on either the Contract Issue Date or any date prior to the date on which we accept the request for continuation, would not have prevented the purchase of any optional benefit associated with the Contract on the requested continuation date; and
        the Maximum Annuity Date on the requested continuation date is on or after the Annuity Date in effect on the deceased spouse's date of death, unless we agree otherwise.

      The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received Due Proof of Death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death and must be distributed to the new Beneficiary according to option (1) or (2) described above under "Payment of the Death Benefit."

      A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

      The rights of a Beneficiary under an annuity contract depend in part upon whether the Beneficiary is recognized as a “spouse” under federal tax law. A Beneficiary who is recognized as a spouse is treated more favorably than a Beneficiary who is not a spouse for federal tax purposes. Specifically, a Beneficiary who is the spouse of the deceased Owner may continue the Contract and become the new Owner, as described above. In contrast, a Beneficiary who is not recognized as a spouse of the deceased Owner generally must surrender the Contract within 5 or 10 years of the Owner’s death, or take distributions from the Contract over the Beneficiary’s life or life expectancy, beginning within one year of the deceased Owner’s death, with the applicable rules different depending on whether the Contract is a Non-Qualified Contract or a Qualified Contract.

      U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract.

      If you have questions concerning your status as a spouse for federal tax purposes and how that status might affect your rights under the Contract, you should consult your legal adviser.

      Whether a beneficiary continues the Contract as a spouse could also affect the rights and benefits under the Protected Lifetime Income Benefit riders. If state law affords legal recognition to domestic partnerships or civil unions, the riders will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for purposes of the riders. However, as described above, for federal tax law purposes such individuals are not treated as "spouses." As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. In some circumstances, these required distributions could substantially reduce or eliminate the riders' benefit while the surviving Beneficiary is still alive.

      In addition, if the rider allows the surviving spouse of a deceased owner who continues the Contract and becomes the new owner to either continue the rider or purchase a new rider (depending on the date of death and whether the rider provides single or joint life coverage), this right is only available to an individual who was the spouse of the deceased owner within the meaning of federal tax law because only such a spouse is eligible to continue the Contract under federal tax law.

      An individual who is a party to a civil union or a domestic partnership should not purchase a Protected Lifetime Income Benefit rider before consulting legal and financial advisers and carefully evaluating whether the Protected Lifetime Income Benefit rider is suitable for his or her needs.

      Selecting a Death Benefit

      This Contract offers two different death benefits: (1) the Contract Value Death Benefit and (2) the Return of Purchase Payments Death Benefit. These death benefits are described more completely below.

      You must determine the type of death benefit you want when you apply for your Contract. You may not change your death benefit selection after your Contract is issued.

      The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the optional Return of Purchase Payments Death Benefit for an additional fee.

      You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the death benefits offered with the Contract, and if you select the Return of Purchase Payments Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

      Contract Value Death Benefit

      The Contract Value Death Benefit will equal the Contract Value as of the date we receive Due Proof of Death. Note that the Contract Value is reduced by fees and charges. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount.

      For example, assume that your starting Contract Value is $100,000 and that your agreement with your financial adviser includes an Advisory Fee of 1.50% annual rate taken at the beginning of each quarter. Assuming a growth rate of 5% annually (net of all other fees and charges), if you choose to take advisory fees from the Contract, by the end of one year you will pay $1,519.19 to your adviser and your Contract Value will be $103,443.84. Had you chosen not to take Advisory Fees from your Contract, your Contract Value at the end of the year, and therefore your Contract Value Death Benefit at that time, would have been $105,000, a difference of $1,556.16. Over ten years, assuming a constant net growth rate of 5%, the Contract Value death benefit would be lower by $22,728.73 due to the payment of the Advisory Fee. You should discuss with your adviser whether it is in your best interest to take advisory fees from your Contract or pay them from another source.

      Return of Purchase Payments Death Benefit

      The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under the SecurePay rider); provided, however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn reduces the Contract Value. Deduction of the fee(s) for any optional benefit purchased (including the fee for the Return of Purchase Payments Death Benefit) and deduction of the Advisory Fee (if elected) are not treated as withdrawals for purposes of adjusting the Return of Purchase Payments Death Benefit. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and could therefore reduce the Return of Purchase Payments Death Benefit amount. If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit. Please note that election of the SecurePay rider will limit the Owner’s ability to make additional Purchase Payments, and therefore may limit the value of the Return of Purchase Payments Death Benefit.

      Return of Purchase Payments Death Benefit Fee

      We assess a fee for the Return of Purchase Payments Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See "CHARGES AND DEDUCTIONS, Death Benefit Fee.") It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "FEDERAL TAX MATTERS.")

      Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit

      For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value, regardless of whether the Return of Purchase Payments Death Benefit option is selected (or purchased). During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death at our Administrative Office. The Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension. If death occurs after the one-year period has ended, we will include the value of the Return of Purchase Payments Death Benefit option when calculating the death benefit payable to the beneficiary.

      Escheatment of Death Benefit

      Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract's annuity date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on our books and records, or to our state of domicile. We will withhold tax and tax report on the amount that escheats to the state. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim the death benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to our Administrative Office.

      PROTECTED LIFETIME INCOME BENEFITS

      If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional protected lifetime income benefit rider — the SecurePay rider. Under this rider, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

      Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

      THE SECUREPAY RIDER

      In general, the SecurePay rider guarantees the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, perhaps significantly. If said withdrawals reduce the Contract Value to zero, the Contract and the SecurePay Rider will terminate. (For more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see "Calculating the Benefit Base Before the Benefit Election Date" and "Calculating the Benefit Base On or After the Benefit Election Date.") In order to maintain your SecurePay rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

      Under the SecurePay rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

      Withdrawals under the SecurePay rider while your Contract Value is greater than zero are withdrawals of your own money and will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company's assets.

      You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Rider."

      SecurePay does not guarantee Contract Value or the performance of any Investment Option.

      Important Considerations

        If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life’s general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".
        You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.
        If an Owner chooses to pay Advisory Fees from his or her Contract Value, such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.
        Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.
        On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

      The ways to purchase the SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

      You should not purchase the SecurePay rider if:

        you expect to take any withdrawals before the Benefit Election Date and any withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit. See "Calculating the Benefit Base On or After the Benefit Election Date, Excess Withdrawals"; or
        you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or
        you do not expect to take SecurePay Withdrawals (especially before the age of 95).

      Appendix D demonstrates the operation of the SecurePay rider using hypothetical examples. You should review Appendix D and consult your sales representative to discuss whether SecurePay suits your needs.

      Purchasing the Optional SecurePay Rider

      You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The Owner (or older Owner) or Annuitant must be age 85 or younger and the youngest Owner and Annuitant must be age 60 or older on the Rider Issue Date. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant.

      Important Considerations:

        You will begin paying the SecurePay Fee as of the Rider Issue Date, even if you do not begin taking SecurePay Withdrawals for many years.
        You may not cancel the SecurePay rider during the ten years following the Rider Issue Date.
        We do not refund any SecurePay Fees if a rider terminates for any reason or if you choose not to take SecurePay Withdrawals after the Benefit Election Date.
        You must comply with our Allocation Guidelines and Restrictions after the Rider Issue Date (see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits").
        Prior to the Benefit Election Date, you may take withdrawals according to the terms of your Contract but withdrawals will proportionally reduce the Benefit Base, and ultimately the value of the SecurePay Withdrawals available to you.
        You must submit a SecurePay Benefit Election Form to establish the Benefit Election Date and begin taking SecurePay Withdrawals. Withdrawals taken before the Benefit Election Date are not SecurePay Withdrawals.

      Allocation Guidelines and Restrictions

      In order to maintain your SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay rider. Please see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."

      Designating the Covered Person(s)

      The Covered Person is the person upon whose life the SecurePay rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

        If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).
        Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner's spouse will be the Covered Persons.
        Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," the Annuitant (under Single Life Coverage) or Annuitant and Annuitant's spouse who is the sole primary beneficiary (under Joint Life Coverage) will be the Covered Person(s).
        The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract as of the Benefit Election Date.

      Note: A change of Covered Persons after the Benefit Election Date will cause your SecurePay rider to terminate and any scheduled SecurePay Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Owner or Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. If we terminate your rider due to a change in Covered Person, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination." In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See "Spousal Continuation" and "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

      Selecting Your Coverage Option.  If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate on the SecurePay Benefit Election Form whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Maximum Withdrawal Percentage and whether the SecurePay Withdrawals will continue for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	Not applicable.
Single Owner/Spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of Covered Person following the Benefit Election Date, the surviving spouse may purchase a new SecurePay rider if he or she continues the Contract under the spousal continuation provisions and certain conditions are met. (See, "Continuation of the Contract by a Surviving Spouse.")	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.
Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	Not applicable.
Joint Owner/ Spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of older Owner, the surviving spouse may purchase a new SecurePay rider if he or she continues the Contract under the spousal continuation provisions and certain conditions are met. (See, "Continuation of the Contract by a Surviving Spouse.")	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.

      Changing Beneficiaries — Single Owner with Joint Life Coverage.  After selecting Joint Life Coverage, a single Owner may decide to remove a spouse Beneficiary or add additional Primary Beneficiaries. This would constitute a change of Covered Persons after the Benefit Election Date, and upon notification of the change, we will terminate the SecurePay rider. If we terminate your rider due to a change in Covered Person, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination. In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See "Spousal Continuation" and "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

      Beginning Your SecurePay Withdrawals

      You must submit a completed SecurePay Benefit Election Form to our Administrative Office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

        Even though your SecurePay rider is in effect as of the Rider Issue Date and we begin the SecurePay Fee deductions on that date, any withdrawals made before we receive your SecurePay Benefit Election Form will not qualify as SecurePay Withdrawals.
        You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.
        All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.
        You may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.
        You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.
        Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.
        Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

      Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

      Important Considerations

        All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59-1/2. See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

      The SecurePay rider is designed for you to take SecurePay Withdrawals each Contract Year after the Benefit Election Date. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay rider if you intend to take Excess Withdrawals.

        Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).
        Excess Withdrawals may result in a significantly lower AWA in the future.
        Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

      If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

      Rate Sheet Prospectus Supplement Information

      The Rate Sheet Prospectus Supplement contains the Maximum Withdrawal Percentage(s) for the SecurePay rider applicable to contracts applied for while that Rate Sheet Prospectus Supplement remains in effect (the “Effective Period”). The Effective Period is described in each Rate Sheet Prospectus Supplement. See “Maximum Withdrawal Percentage”.

      In order for us to use the percentages in any particular Rate Sheet Prospectus Supplement, your necessary application information must be signed during it’s Effective Period. We must receive your necessary application information and payment of at least the minimum initial Purchase Payment ($5,000) within ten calendar days of the end of the Effective Period. If you plan to pay the initial Purchase Payment by exchanging another annuity contract that you own, we must receive your necessary application information within ten calendar days of the end of the Effective Period and the exchanged amount within 90 calendar days of the end of the Effective Period. If those conditions (the “Rate Sheet Eligibility Conditions”) are met, or if the then current Rate Sheet Prospectus Supplement percentages are identical to those set forth in the Rate Sheet Prospectus Supplement attached to your prospectus, we will follow our established procedures for issuing the Contract. See “Issuance of a Contract.”

      If any of these conditions are not met, we will consider your application not to be in Good Order. In that case, we will inform your financial adviser and request instructions as whether to apply the initial Purchase Payment and issue the Contract with the percentages in effect under the current Rate Sheet Prospectus Supplement or cancel the application and return your Purchase Payment. If your financial adviser instructs us to issue the Contract, we will provide you with the Rate Sheet Prospectus Supplement that applies to your Contract and an amendment to your application upon delivery of the Contract. If we are unable to contact your financial adviser within five business days after we determine the application is not in Good Order, we will return your Purchase Payment. You, or your financial adviser may also instruct us to issue the Contract without the SecurePay rider. Once we receive both the necessary application information and at least the minimum initial Purchase Payment, we will follow our established procedures for issuing the Contract.

      If any of the Rate Sheet Eligibility Conditions are not met because of reasons reasonably beyond your control, Protective Life may, in its sole discretion, modify, terminate, suspend or waive the Rate Sheet Eligibility Conditions on such terms and conditions as it deems advisable (each a "Rate Sheet Eligibility Condition Change"). Any such Rate Sheet Eligibility Condition Change shall be effected by the Company on a basis that is not unfairly discriminatory.

      Percentages reflected in a Rate Sheet Prospectus Supplement with an Effective Period that does not include the date you signed your application will not apply to your Contract. You should not purchase the SecurePay rider without first obtaining the applicable Rate Sheet Prospectus Supplement. Please contact us at 1-800-456-6330 to obtain the current Rate Sheet Prospectus Supplement. The current Rate Sheet Prospectus Supplement is also available online at https://protective.onlineprospectus.net/protective/ProtectiveInvestorsBenefitAdvisoryVariableAnnuityNY/index.html and www.sec.gov under File Number 333-238855. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance. The relevant information from all superseded Rate Sheet Prospectus Supplements can be found in Appendix E to the Prospectus.

      Determining the Amount of Your SecurePay Withdrawals

      The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our Administrative Office in "good order" by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage" applicable to your Contract and determined according to the Rate Sheet Prospectus Supplement effective when you purchase it. The Benefit Election form will be deemed in "good order" if it is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

      Maximum Withdrawal Percentage

      The Maximum Withdrawal Percentage is set forth in the Rate Sheet Prospectus Supplement attached to your prospectus. See "Rate Sheet Prospectus Supplement Information."

      Under certain circumstances, we may increase your AWA. See "SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions." In no event will the AWA increase once the Contract Value is reduced to zero and an Annuity Date is established. (See "Reduction of Contract Value to Zero.")

      Calculating the Benefit Base Before the Benefit Election Date

      The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, both the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

      Note: The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

      If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.

      Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.

      Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

      Because all withdrawals made prior to the Benefit Election Date reduce the Benefit Base, you should carefully consider the impact of these withdrawals prior to scheduling them. Withdrawals prior to the Benefit Election Date could significantly reduce or even eliminate the value of the SecurePay Benefit.

      On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the "SecurePay Anniversary Value" if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay Anniversary Value" is equal to your Contract Value on that Contract Anniversary. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

      Calculating the Benefit Base On or After the Benefit Election Date

      We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, except withdrawals are treated differently. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

      SecurePay Withdrawals

      SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

      If your Benefit Base increases on a Contract Anniversary because the SecurePay Anniversary Value exceeds the Benefit Base on that date, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

      Important Consideration

      SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

      For example, assume your Maximum Withdrawal Percentage is 5.0% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 x .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

      Excess Withdrawals

      During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals.

      An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

        If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal.
        If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay Withdrawal.

      For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (i.e., your AWA is $5,000), your Contract Value is $110,000. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

      However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)). An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.

      We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage.

      Reduction of Contract Value to Zero

      If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

        We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;
        We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and
        On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. If benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization.") Please note that we may accept different payment intervals.

      If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

      If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

      As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

      Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

      If the Owner annuitizes before the oldest Owner’s or Annuitant’s 95th birthday (“Maximum Annuity Date”) the SecurePay rider will terminate and the Owner will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. The annuity payments may be less than the Annual Withdrawal Amount. Please discuss with your financial advisor whether it is in your best interest to annuitize prior to the Maximum Annuity Date since you will have paid for the SecurePay rider without having received the benefit payable under the rider. The SecurePay rider may not be suitable for you if you intend to annuitize the Contract prior to the Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday).

      You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date"). The SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

      If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization."). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see "ANNUITY PAYMENTS, Annuity Options."

      SecurePay Fee

      We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. The monthly fee is deducted from the Sub-Accounts in the same proportion that the value of each Sub-Account bears to the total Contract Value in the Variable Account on that date. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

      The SecurePay Fee is currently 1.50% (1.60% under RightTime) of the Benefit Base. We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above a maximum 2.00% (2.20% under RightTime) of the Benefit Base.

      We reserve the right to increase the SecurePay fee up to the maximum stated above if, in our sole discretion, the increase is necessary or appropriate to cover the costs Protective Life incurs to mitigate the risks associated with offering the rider. If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase which notice will identify the date the increase in the SecurePay Fee will take place and provide instructions on how to accept or decline the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay Rider."

      Terminating the SecurePay Rider

      The SecurePay rider will terminate upon the earliest of:

        the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);
        the Valuation Date the Contract is surrendered or terminated;
        the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;
        the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under "Reduction of Contract Value to Zero");
        the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);
        for a SecurePay rider with one Covered Person, the date of the Covered Person's death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);
        for a SecurePay rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;
        the Annuity Date;
        the Maximum Annuity Date (being the Owner's choice of the options outlined under "Benefit Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)"); or
        the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

      Deduction of the monthly fee for the SecurePay rider ceases upon termination. We will not refund the SecurePay fees you have paid if your SecurePay rider terminates for any reason. If your SecurePay rider terminates, you may not reinstate it or purchase a new rider except as described below under "Spousal Continuation" and "Reinstating Your SecurePay Rider Within 30 Days of Termination."

      Spousal Continuation

      Upon the death of the Owner before the Benefit Election Date, if the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also continue the SecurePay rider, provided the surviving spouse meets the rider's issue age requirements as of the Rider Issue Date or as of any date prior to the date we receive the written request to continue the Contract. On the next Contract Anniversary, the Benefit Base will be the greater of (1) the Contract Value (which will reflect the Death Benefit), or (2) the current Benefit Base.

      If the SecurePay Benefit Election Form indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person following the Benefit Election Date and the surviving spouse elects to continue the Contract and become the new Sole Owner, then the surviving spouse may purchase a new SecurePay rider before the Annuity Date if we are offering the rider at that time. If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of the surviving spouse's written request. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

        The initial Benefit Base will be equal to the Contract Value as of the new Rider Issue Date.
        We will impose the current SecurePay Fee in effect on the new Rider Issue Date.

      The surviving spouse may not purchase a new SecurePay rider if he or she does not meet the rider's issue age requirements as of the Rider Issue Date or the date we receive the written request to continue the Contract. Only the surviving spouse is eligible to be a Covered Person under the new rider, and the rider will terminate upon the death of that Covered Person. Please note that the SecurePay rider may not be available in all states and that we may limit the availability of the SecurePay rider at any time.

      If the SecurePay Benefit Election Form indicates Joint Life Coverage and a Covered Person dies following the Benefit Election Date, and if the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the addition of the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage associated with Joint Life Coverage.

      Reinstating Your SecurePay Rider Within 30 Days of Termination

      If your SecurePay rider terminated due to a Prohibited Allocation instruction (see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS") or due to a change in Covered Person after the Benefit Election Date (see "Designating the Covered Person(s)"), and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

      If termination occurred due to a Prohibited Allocation instruction, your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with the rider's Allocation Guidelines and Restrictions and/or resume portfolio rebalancing. If termination occurred due to a change in Covered Person after the Benefit Election Date, your written reinstatement request must correct the change in Covered Person by directing us to designate under the reinstated rider the original Covered Person(s) that had been selected on the Benefit Election Date.

      We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Issue Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination.

      Tax Consequences

      Treatment of Civil Unions and Domestic Partners.  If state law affords legal recognition to domestic partnerships or civil unions, the Rider will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for purposes of the Rider. However, as described above in "Death Benefit — Continuation of the Contract by a Surviving Spouse," for federal tax law purposes such individuals are not treated as "spouses." As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. In some circumstances, these required distributions could substantially reduce or eliminate the SecurePay rider benefit while the surviving Beneficiary is still alive.

      In addition, the rider allows the surviving spouse of a deceased owner who continues the Contract and becomes the new owner to either continue the SecurePay rider or purchase a new rider (depending on the date of death and whether the rider provides single or joint life coverage). This right is only available to an individual who was the spouse of the deceased owner within the meaning of federal tax law because only such a spouse is eligible to continue the Contract under federal tax law.

      An individual who is a party to a civil union or a domestic partnership should not purchase the SecurePay rider before consulting legal and financial advisers and carefully evaluating whether the SecurePay rider is suitable for his or her needs.

      Other Tax Matters.  For a discussion of other tax consequences specific to the SecurePay rider, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Protected Lifetime Income Benefits and QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits.

      SecurePay NH: Increased AWA Because of Confinement in Nursing Home

      If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount ("AWA") with our SecurePay NH (Nursing Home Enhancement) feature. This feature is included at no additional charge with the SecurePay rider.

      The SecurePay NH benefit may not be available with new contracts in the future. Please check with your financial adviser to determine availability.

      What is the SecurePay NH benefit?

      If you qualify for the SecurePay NH benefit during a Contract Year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

      Nursing Home Benefit Period

      The Nursing Home Benefit Period is the period of time during which the increased SecurePay withdrawal percentage is used to calculate the AWA. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the AWA will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

      The Nursing Home Benefit Period will extend for a maximum of five (5) Contract years in which you qualify for the SecurePay NH benefit or until the SecurePay Rider terminates, whichever occurs first. The qualifying Contract years need not be consecutive. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

      Eligibility for the SecurePay NH Benefits

      To qualify for the increased AWA under the SecurePay NH benefit, the Covered Person must:

        have established the Benefit Election Date or establish the Benefit Election Date when he or she applies for the SecurePay NH benefit;
        (a) be currently confined to a Nursing Home, as defined below; (b) have been confined to a Nursing Home for at least 90-days immediately preceding your application for the SecurePay NH benefit; and (c) have a reasonable expectation that he or she will continue to be confined to a Nursing Home; and
        be unable to perform at least two of the six Activities of Daily Living described below, or be diagnosed with a Severe Cognitive Impairment.

      Nursing Home: For purposes of determining your eligibility for the SecurePay NH benefit, a "Nursing Home" is defined as a facility (or portion of a facility) primarily engaged in providing continuous, on-going nursing care to its residents in accordance with the authority granted by a license issued by State or Federal government (or granted pursuant to state certification or operated pursuant to law if your state neither licenses nor certifies such facilities), and qualified as a "skilled nursing home facility" under Medicare or Medicaid. A "Nursing Home" does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; or, an assisted living facility engaged primarily in custodial care.

      Ineligibility.  You are not eligible for the SecurePay NH benefit if you were in a nursing home during the one year preceding your purchase of the SecurePay rider, or you are confined to a nursing home during the year following your purchase of the Rider.

      Activities of Daily Living (ADL).  Under the SecurePay NH benefit, "Activities of Daily Living" refer to the following functions relating to the Covered Person's ability to live independently:

        Bathing — The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.
        Continence — The ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for the catheter or colostomy bag.
        Dressing — The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.
        Eating — The ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.
        Toileting — The ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
        Transferring — The ability to move into or out of a bed, chair or wheelchair.

      Severe Cognitive Impairment.  For purposes of determining eligibility for the SecurePay NH benefit, Severe Cognitive Impairment is a loss or deterioration of intellectual capacity that is comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia.

      Two Covered Persons. If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.

      Applying for Increased AWA under the SecurePay NH Benefit

      Initial Application.  To apply for an increased AWA under the SecurePay NH benefit, you must submit an application certifying that the Covered Person meets the conditions for qualification under the SecurePay NH benefit. This certification must be signed by the Covered Person's Physician. If the Owner is unable to submit an application for an increased AWA on his or her own behalf, we will accept an application on behalf of an Owner from a person who provides satisfactory proof that they have legally assumed care, custody, and representation of the incapacitated Owner. Typically, this would be a valid power of attorney or an order of conservatorship from a court of competent jurisdiction.

      The certifying Physician must be a medical doctor currently licensed by a state Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license and not related to the Covered Person. We may require an examination of the Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail.

      Re-Certification of Eligibility.  Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the "Qualification Date"), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before this re-certification is due.

      The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under the SecurePay NH benefit, and must be signed by the Covered Person's physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

      We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay rider you purchased.

      If you have questions about applying for an increased AWA under the SecurePay NH benefit, or to obtain a copy of the SecurePay NH application and other forms required to apply, you can call us at 1-800-456-6330 or write to us at Protective Life Insurance Company, P.O. Box 1928, Birmingham, Alabama 35202-1928.

      Determining Your Increased AWA under the SecurePay NH Benefit

      Initial Qualifying Year.  Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

      If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

      Example:

      Five years ago, after turning age 75, Elisabeth elected the SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

      In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 * 10%) and her remaining AWA for the current Contract Year is $5,000 ($10,000 – $5,000).

      If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by subtracting the Maximum Withdrawal Percentage identified on the Benefit Election Date from the enhanced Maximum Withdrawal Percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

      Example:

      Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

      In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000 and an Excess Withdrawal of $4,000. Her new Benefit Base after the Excess Withdrawal is $95,789 ($100,000 – $4,000/$95,000 * $100,000). Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $95,789. Her new AWA is $9,579 ($95,789 * 10%) and her remaining AWA for the current Contract Year is $4,789 ((10% – 5%) * $95,789).

      Notice of Qualification.  We will include the amount of the increase in the AWA for the qualifying year in the notice that confirms the Covered Person's qualification for the Nursing Home Enhancement.

      Subsequent Contract Years.  In subsequent Contract Years in which you are eligible for the Nursing Home Enhancement, we multiply the Benefit Base on the Contract Anniversary by the enhanced Maximum Withdrawal Percentage to determine the Annual Withdrawal Amount for that Contract Year. For any year in which you are not eligible for the Nursing Home Enhancement, we determine the Annual Withdrawal Amount, if any, according to the terms of the SecurePay rider you purchased.

      Non-Qualifying Years.  For any Contract Year during which the Covered Person fails to qualify for the increased AWA under the SecurePay NH benefit, we calculate the AWA using the SecurePay withdrawal percentage established on the Benefit Election Date according to the terms of the SecurePay rider you purchased and that Contract Year will not be included in the Nursing Home Benefit Period.

      Availability of SecurePay NH Benefit after Annuitization.  Once the Contract has been annuitized, the SecurePay NH benefit is no longer available. Thus, the SecurePay NH benefit is not available after —

        you choose to apply your Annuity Value to an Annuity Option under the Contract;
        the Maximum Annuity Date under the Contract is reached; or
        the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal and an Annuity Date is established.

      Availability of SecurePay NH Benefit after Annuitization.  Once the Contract has been annuitized, you may no longer submit an application for an increased AWA under the SecurePay NH benefit. Thus, you may no longer apply for the increased AWA after —

        you choose to apply your Annuity Value to an Annuity Option under the Contract;
        the Maximum Annuity Date under the Contract is reached; or
        the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal and an Annuity Date is established.

      Thus, if you have not qualified for, and have not begun receiving, an increased AWA under the SecurePay NH benefit when the Contract is annuitized, you will not be able to receive an increased annuity payment even if you would have later qualified for the SecurePay NH Benefit. If you have already qualified for, and are receiving, an increased AWA under SecurePay NH when the Contract is annuitized because the Maximum Annuity Date is reached or the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, you will continue to receive the increased annuity payment according to the terms of your rider. Specifically, you will receive the increased payments for the remainder of the 5-Contract Year Maximum Aggregate Nursing Home Benefit Period. You will not need to recertify your eligibility for the increased payments under the SecurePay NH benefit after your annuity payments begin.

      Termination and Reinstatement of the SecurePay NH Benefit.  The SecurePay NH benefit terminates when your SecurePay rider terminates, including when the Contract is annuitized. If your SecurePay rider is reinstated, your SecurePay NH benefit will also be reinstated.

      Tax Considerations for the SecurePay NH Benefit.  The tax treatment of the SecurePay NH benefit is uncertain in several respects. Please see "FEDERAL TAX MATTERS, Tax Consequences of Protected Lifetime Income Benefits" and "QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits." If you are considering purchasing a Qualified Contract with the SecurePay rider, you should consult a tax adviser because the addition of the SecurePay rider could affect the qualification of your Contract and/or the Qualified Plan associated with your Contract.

      Required Minimum Distributions

      If the SecurePay rider is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See "QUALIFIED RETIREMENT PLANS."

      After the Benefit Election Date, we permit withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

      In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

      In general, under the SecurePay rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

      Note: If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the SecurePay rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

      ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS

      In order to maintain the SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under these riders.

      Specifically, you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below), (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below) or (3) allocate all of your Purchase Payments and Contract Value to one of the permissible single investment options. All of the investment options available under the Allocation Guidelines and Restrictions are described below. You may also allocate your Purchase Payments to the dollar cost averaging ("DCA") Account(s), provided that transfers from the DCA Account are allocated to the Sub-Accounts in accordance with the Allocation Guidelines and Restrictions described above.

      Note: The Allocation Guidelines and Restrictions, as well as the inclusion of Funds that employ volatility management strategies in the Investment Options available under your Contract, are intended in part to reduce risks of investment losses that would require us to use our own assets to make payments in connection with the guarantees provided by the SecurePay rider. The Allocation Guidelines and Restrictions, and the inclusion of Funds that employ volatility management strategies are designed to reduce the overall volatility of your Contract Value. During rising markets, the Allocation Guidelines and Restrictions and the Funds that employ volatility management strategies could cause Contract Value to rise less than would have been the case had you been invested in Funds with more aggressive investment strategies. Conversely, investing according to the Allocation Guidelines and Restrictions, and in Funds that employ volatility management strategies, may be helpful in a declining market when high market volatility triggers a reduction in the Funds' equity exposure, because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Contract Value may decline less than would have been the case had you not been invested in a Fund or Funds that feature volatility management strategies.

      There is no guarantee that the Allocation Guidelines and Restrictions, or Funds with volatility management strategies, can limit volatility in your investment portfolio, and you may lose principal.

      To the extent that the Allocation Guidelines and Restrictions and the Funds with managed volatility strategies are successful in reducing overall volatility, we will benefit from a reduction of the risk arising from our guarantee obligations under the riders and we will have less risk to hedge under the riders than would be the case if Owners did not invest in accordance with the Allocation Guidelines and Restrictions and in the Funds with managed volatility strategies. The Allocation Guidelines and Restrictions and investment in Funds with managed volatility strategies may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

      NOTE: You may not allocate any of your Purchase Payments or Contract Value to the Fixed Account.

      Allocation by Investment Category.  The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of the four categories of Sub-Accounts listed below in order for you to remain eligible for benefits under the SecurePay rider (unless you are fully invested in a Benefit Allocation Model or a permissible single investment option, as described above). You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group.

      These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

      Allocation by Investment Category

      Category 1
      Minimum Allocation: 40%
      Maximum Allocation: 100%

      American Funds IS Bond
      American Funds IS US Government
      DFA VA Global Bond
      DFA VA Short-Term Fixed
      Fidelity VIP Investment Grade Bond
      Goldman Sachs VIT Core Fixed Income
      Invesco V.I. Government Securities
      Invesco Oppenheimer V.I. Government Money
      PIMCO VIT Low Duration
      PIMCO VIT Short-Term
      PIMCO VIT Total Return
      Protective Life Dynamic Allocation Series - Conservative
      Vanguard VIF Money Market
      Vanguard VIF Short-Term Investment Grade
      Vanguard VIF Total Bond Market Index

      Category 2
      Minimum Allocation: 0%
      Maximum Allocation: 60%

      American Funds IS Asset Allocation
      American Funds IS Capital Income Builder
      DFA VA Global Moderate Allocation
      Franklin Income VIP
      Franklin Strategic Income VIP
      Goldman Sachs VIT Global Trends Allocation(1)
      Invesco V.I. Equity and Income
      Invesco V.I. Balanced Risk Allocation(1)
      Lord Abbett Bond-Debenture
      PIMCO VIT All Asset
      PIMCO VIT Long-Term US Government
      PIMCO VIT Global Diversified Allocation
      PIMCO VIT Real Return
      Protective Life Dynamic Allocation Series - Moderate
      Templeton Global Bond VIP
      Vanguard VIF Balanced
      Vanguard VIF Conservative Allocation
      Vanguard VIF Global Bond Index
      Vanguard VIF High Yield Bond
      Vanguard VIF Moderate Allocation

      Category 3
      Minimum Allocation: 0%
      Maximum Allocation: 25%

      American Funds IS Blue Chip Income and Growth
      American Funds IS Global Growth
      American Funds IS Growth
      American Funds IS Growth-Income
      DFA VA Equity Allocation
      DFA VA US Large Value
      Fidelity VIP Mid Cap
      Franklin Mutual Global Discovery VIP
      Franklin Mutual Shares VIP
      Franklin Rising Dividends VIP
      Goldman Sachs VIT Strategic Growth
      Invesco Oppenheimer V.I. Main Street
      Invesco V.I. Comstock
      Invesco V.I. Growth and Income
      Invesco V.I. International Growth
      Lord Abbett Calibrated Dividend Growth
      Lord Abbett Fundamental Equity
      Protective Life Dynamic Allocation Series - Growth
      Vanguard VIF Capital Growth
      Vanguard VIF Diversified Value
      Vanguard VIF Equity Income
      Vanguard VIF Equity Index
      Vanguard VIF Growth
      Vanguard VIF Mid-Cap Index
      Vanguard VIF Total Stock Market Index

      Category 4
      No Allocation Permitted if SecurePay is Selected

      American Funds IS Global Small Capitalization
      American Funds IS International
      American Funds IS New World
      DFA VA International Small
      DFA VA International Value
      DFA VA US Targeted Value
      Franklin Flex Cap Growth VIP
      Franklin Small Cap Value VIP
      Franklin Small-Mid Cap Growth VIP
      Goldman Sachs VIT Growth Opportunities
      Goldman Sachs VIT Mid Cap Value
      Invesco Oppenheimer V.I.Global
      Invesco V.I. Global Real Estate
      Legg Mason ClearBridge Variable Mid Cap
      Legg Mason ClearBridge Variable Small Cap Growth
      Lord Abbett Growth Opportunities
      Royce Capital Small-Cap
      Templeton Developing Markets VIP
      Templeton Foreign VIP
      Vanguard VIF International
      Vanguard VIF Real Estate Index
      Vanguard VIF Total International Stock Market Index

      (1) The Fund includes a volatility management strategy as part of the Fund's investment objective and/or principal investment strategy. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits, Volatility Management Strategies.")

      The Benefit Allocation Model Portfolios.  Each of the Model Portfolios except the Growth Focus model will satisfy our Allocation Guidelines and Restrictions, (the "Benefit Allocation Model Portfolios"). See "Asset Allocation Model Portfolios."

      In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and blended stock funds, or that emphasize blended stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

      The Benefit Allocation Model Portfolios may include Funds that employ volatility management strategies. For more information on how Funds with volatility management strategies may affect your Contract Value, and how such Funds may benefit us, see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS" above.

      If you allocate your Purchase Payments and Contract Value in accordance with one of the eligible Benefit Allocation Model Portfolios, we will allocate your Purchase Payments and transfers out of the DCA Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. Although you may allocate all or part of your Purchase Payments and Contract Value to a Benefit Allocation Model Portfolio, you may only select one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with the SecurePay rider.

      Permissible Single Investment Options.  You may also satisfy the Allocation Guidelines and Restrictions by allocating 100% of your Purchase Payments and Contract Value to one of the following permissible single investment options:

        Protective Life Dynamic Allocation Series - Conservative Portfolio
        Protective Life Dynamic Allocation Series - Moderate Portfolio

      If more than one single investment option is available, you must allocate your Purchase Payments and Contract Value to only one of these options.

      Changes to the Allocation Guidelines and Restrictions.  For purposes of the Allocation by Investment Category guidelines, we determine in our sole discretion whether a Sub-Account is classified as Category 1, Category 2, Category 3, or Category 4. We will provide you with at least five business days prior written notice of any changes in classification of Investment Options. We may change the list of Sub-Accounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, or change the Investment Options that are or are not available to you, at any time, in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the SecurePay rider.

      With respect to the Benefit Allocation Model Portfolios, we determine in our sole discretion whether a Benefit Allocation Model Portfolio will continue to be available with the SecurePay rider. We may offer additional Benefit Allocation Model Portfolios or discontinue existing Benefit Allocation Model Portfolios at any time in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the SecurePay rider. We will provide you with written notice at least five business days before any changes to the Benefit Allocation Model Portfolios take effect.

      We may add to, or remove from, the list of single investment options available to satisfy the Allocation Guidelines and Restrictions in our sole discretion at any time.

      If you receive notice of a change to the Allocation Guidelines and Restrictions (including changes to your Benefit Allocation Model Portfolio), you are not required to take any action. We will continue to apply Purchase Payments you submit without allocation instructions, and process automatic DCA and portfolio rebalancing transfers, according to your Contract allocation established before the Allocation Guidelines and Restrictions changed. We will only apply the new Allocation Guidelines and Restrictions to additional Purchase Payments submitted with new allocation instructions or to future transfers of Contract Value (not including DCA transfers or transfers made to reallocate your Contract Value under the portfolio rebalancing program) because allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value change your current Contract allocation. This means you will not be able to make additional Purchase Payments submitted with new allocation instructions or transfers of Contract Value until your current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time (although you will still be required to participate in the portfolio rebalancing program).

      Portfolio Rebalancing.  You must elect portfolio rebalancing if you select the SecurePay rider. Under this program, we will "re-balance" your Variable Account value based on your allocation instructions in effect at the time of the rebalancing. You may specify rebalancing on a quarterly, semi-annual, or annual basis. If you do not specify the period, we will rebalance your Variable Account value semi-annually based on the Rider Issue Date. We will also rebalance your Variable Account value each time your Contract allocation is changed, for example, when we receive a request to transfer Contract Value (not including DCA or portfolio rebalancing transfers) or when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions. (See "Portfolio Rebalancing.")

      Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. We reserve the right to change the rebalancing frequency, at any time if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

      If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider (see below).

      Note: Changes to the Allocation Guidelines and Restrictions, to the frequency of portfolio rebalancing or to the composition of the Model Portfolios, when and if applied to your Contract Value allocations, may negatively affect the overall performance of the Investment Options in the affected Sub-Accounts.

      Prohibited Allocation Instructions.  If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals, in a manner that is not consistent with our Allocation Guidelines and Restrictions (a "Prohibited Allocation instruction"), we will terminate your SecurePay rider. For example, if you are following the Allocation by Investment Category guidelines and you provide new instructions allocating 30% of your Contract Value to the Fidelity VIP Mid Cap Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 25% of your Contract Value.

      For purposes of allocating your Purchase Payments and Contract Value, a Prohibited Allocation Instruction includes:

        allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions;
        directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;
        transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;
        deducting the proceeds of a withdrawal from an Investment Option so that the allocation of your Contract Value following the withdrawal is inconsistent with the Allocation Guidelines and Restrictions; or
        terminating the rebalancing of your Contract Value.

      If we terminate your SecurePay rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination," as applicable.

      SUSPENSION OR DELAY IN PAYMENTS

      Payments of a withdrawal or surrender of the Variable Account value or death benefit or transfers or variable income payments from the Variable Account are usually made within seven (7) calendar days. However, we may delay such payment of a withdrawal, surrender or transfer of the Variable Account value or variable income payments or death benefit for any period in the following circumstances where permitted by state law:

        when the New York Stock Exchange is closed other than the customary weekend and holiday closures;
        when trading on the New York Stock Exchange is restricted;
        when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account);
        when the SEC, by order, so permits for the protection of security holders; or
        your premium check has not cleared your bank.

      If, pursuant to SEC rules, the Invesco Oppenheimer V.I. Government Money Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, death benefit or variable income payments from the Invesco Oppenheimer V.I Government Money Fund Sub-Account until the Fund is liquidated.

      We may delay payment of a withdrawal, surrender, fixed income payment or death benefit or transfer from the Guaranteed Account for up to six months where permitted.

      SUSPENSION OF CONTRACTS

      If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about you and your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

      CHARGES AND DEDUCTIONS

      Mortality and Expense Risk Charge

      To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.20% of the average daily net assets of the Variable Account attributable to your Contract.

      The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

      Administration Charge

      We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

      Death Benefit Fees

      Return of Purchase Payments Death Benefit. If you select the Return of Purchase Payments Death Benefit, we assess a fee to compensate us for the cost of providing this optional death benefit. The fee is deducted from Contract Value and equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value or (2) your Purchase Payments less withdrawals. (See “DEATH BENEFIT, Return of Purchase Payment Death Benefit" for a more complete description.)

      SecurePay Fee

      We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

      The SecurePay Fee is currently 1.50% (1.60% under RightTime) of the Benefit Base. We reserve the right to increase the SecurePay Fee up to the maximum stated below if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

      If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay."

      Transfer Fee

      Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

      Contract Maintenance Fee

      Prior to the Annuity Date, we deduct a contract maintenance fee of $30 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $100,000 on the date we are to deduct the contract maintenance fee. We deduct the contract maintenance fee to compensate us for certain fixed costs we bear in administering the Contract.

      Fund Expenses

      The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

      Premium Taxes

      New York does not currently impose premium taxes on variable annuities. If premium taxes did apply to your Contract, we would deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

      Other Taxes

      Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

      Other Information

        We sell the Contracts through financial advisers associated with Financial Intermediaries. These financial advisers are also appointed and licensed as insurance agents of Protective Life. We intend to recover marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about these expenses.

      ANNUITY PAYMENTS

      Annuity Date

      On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the Issue Date. Distributions from Qualified Contracts may be required before the Annuity Date.

      If you choose to annuitize before the Maximum Annuity Date, the SecurePay rider will terminate and you will not be entitled to any benefits under the rider, including the Annual Withdrawal Amount. We will contact you if the Annuity Value would result in smaller payments than the Annual Withdrawal Amount value. We will inform you of the smaller payments associated with annuitizing and we will confirm which option you would prefer.

      If you annuitize on the Maximum Annuity Date and your SecurePay rider is in effect, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See “Availability of SecurePay NH Benefit after Annuitization.”) If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period.

      You should discuss annuity options with your financial adviser.

      Changing the Annuity Date

      The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest Owner's or Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 1 year after the Issue Date.

      Annuity Value

      The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

      PayStream Plus® Annuitization Benefit

      If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

      Annuity Income Payments

      On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or annually. If variable income payments are elected, the mortality and expense risk charge and the administration charge will continue to be imposed as part of the net investment factor.

      Fixed Income Payments

      Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

      Variable Income Payments

      Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix B for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

      Annuity Units

      On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

      Determining the Amount of Variable Income Payments

      We will determine the amount of your variable income payment no earlier than five Valuation Dates before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

      We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

      The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

        is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;
        is the Annuity Unit value for the preceding Valuation Period; and
        is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

      The AIR is equal to 5%.

      If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

      Refer to Appendix B for an explanation of the variable income payment calculation.

      Exchange of Annuity Units

      After the Annuity Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

      Annuity Options

      You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Date. We will send you a notice in advance of your Annuity Date which asks you to select your Annuity Option. Your choice of Annuity Option may be limited, depending on your use of the Contract. If you have not selected an Annuity Option within 30 days of the Annuity Date, we will apply your Annuity Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

      Generally, you may select from among the Annuity Options described below. However, certain Annuity Options and/or certain period durations may not be available, depending on the age of the Annuitant and whether your Contract is a Qualified Contract that is subject to limitations under the Required Minimum Distribution rules of Section 401(a)(9) of the Code. In addition, once annuity payments start under an Annuity Option, it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules, if your Annuity is a Qualified Annuity. For a discussion of the post-death distribution requirements for Qualified Contracts, see "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

      Option A — Payments For a Certain Period:

      We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

      Option B — Life Income With Or Without A Certain Period:

      Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, no payments will be made after the death of the Annuitant(s), no matter how few or how many payments have been made. This means the Payee will receive no annuity payments if the Annuitant(s) dies before the first scheduled payment, will receive only one payment if death occurs before the second scheduled payment, and so on.

      Additional Option:

      You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

      When selecting an Annuity Option, you should bear in mind that the amount of each payment for a certain period compared to the amount of each payment for life (either with or without a certain period) depends on the length of the certain period chosen and the life expectancy of the Annuitant(s). The longer the life expectancy, the lower the payments. Generally, the shorter the certain period chosen, the higher the payments. In addition, more frequent payments will generally result in lower payment amounts, and conversely, less frequent payments will result in higher payment amounts. You also should consider that, assuming Annuitants with the same life expectancy, choosing Option B — Life Income Without a Certain Period will result in larger annuity payments than Option B — Life Income with a Certain Period (although the Payee will receive more payments under Option B — Life Income with a Certain Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

      At this time Protective does not allow a "partial annuitization," i.e., we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

      Minimum Amounts

      If your Annuity Value is less than $2,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum if, in our sole discretion, we determine that a single payment is necessary to avoid excessive administrative costs. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum. The current minimum payment amount is $50, but we reserve the right to change that amount in the future.

      Death of Annuitant or Owner After Annuity Date

      In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we generally will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. However, in the case of a Qualified Contract, the Required Minimum Distribution rules of Code Section 401(a)(9) may require any remaining portion of such benefits to be paid more rapidly than originally scheduled. In that regard, it is important to understand that in the case of a Qualified Contract, once annuity payments start under an Annuity Option it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules. See "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death." After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

      YIELDS AND TOTAL RETURNS

      From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

      Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. See the prospectuses for the Funds.

      Yields

      The yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The SEC Standardized yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The SEC Standardized effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      The yield of a Sub-Account (except the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

      Information regarding the current yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account as well as the performance of the other Sub-Accounts can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx. Both SEC standardized and non-SEC standardized data are available.

      Total Returns

      The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

      Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

      Standardized Average Annual Total Returns

      The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This SEC standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract, but excluding any deductions for premium taxes. Please note that yields and total returns for the Sub-Accounts do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value, and that if such fees were reflected, performance would be lower.

      When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this Prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

      Until a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

      Non-Standard Average Annual Total Returns

      In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the contract maintenance fee. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

      Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

      Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

      Performance Comparisons

      Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

      Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

      Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

      Such performance comparisons of sub-accounts do not reflect any advisory fees paid to financial intermediaries from contract value, and if such fees were reflected performance would be lower for both Protective and other variable annuity issuers.

      Other Matters

      Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

      All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

      FEDERAL TAX MATTERS

      Introduction

      The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

      This discussion does not address Federal estate, gift, or generation skipping transfer taxes, or any state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

      Temporary Rules under CARES Act

      On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to IRAs and qualified plans. This relief generally only applies during 2020. These changes are discussed below under “Qualified Retirement Plans.” The CARES Act does not change the tax rules applicable to nonqualified contracts.

      The Company's Tax Status

      Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

      TAXATION OF ANNUITIES IN GENERAL

      Tax Deferral During Accumulation Period

      Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

        the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;
        the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and
        the Owner is an individual (or an individual is treated as the Owner for tax purposes).

      Diversification Requirements

      The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contract Value over the premiums paid for the Contract. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

      Ownership Treatment

      In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners' gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

      The ownership rights under the Contract are similar to, but differ in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more Investment Options to which to allocate Purchase Payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

      Nonnatural Owner

      As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. Thus, if a group Contract is held by a trust or other entity as an agent for certificate owners who are individuals, those individuals should be treated as owning an annuity for federal income tax purposes. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

      In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

        Contracts acquired by an estate of a decedent by reason of the death of the decedent;
        Certain Qualified Contracts;
        Contracts purchased by employers upon the termination of certain Qualified Plans;
        Certain Contracts used in connection with structured settlement agreements; and
        Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

      Delayed Annuity Dates

      If the Contract's Annuity Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

      The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

      Taxation of Withdrawals and Surrenders

      In the case of a withdrawal, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract" (defined below). All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under an automatic withdrawal plan are treated for tax purposes as withdrawals, not annuity payments. In the case of a surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the "investment in the contract" at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not includable in income.

      Withdrawals and surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Withdrawals and surrenders may also be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

      As described elsewhere in this Prospectus, the Company assesses a fee with respect to the Return of Purchase Payments Death Benefit. The Company also assesses a fee for determining whether it will allow an increased amount of SecurePay Withdrawals for certain medical conditions. It is possible that these fees (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract.

      Taxation of Annuity Payments

      Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

      Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

      There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another within the meaning of federal tax law. You should consult a tax adviser in those situations.

      Annuity income payments may be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

      Tax Consequences of Protected Lifetime Income Benefits

      Withdrawals, pledges, or gifts.  In general, SecurePay Withdrawals are treated for tax purposes as withdrawals. As described elsewhere, in the case of a withdrawal, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract" at the time of the transaction. If you purchase the SecurePay rider, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of (1) the AWA , or (2) the Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract."

      Annuity Payments.  If the oldest Owner's or Annuitant's 95th birthday occurs while the SecurePay rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA, as applicable, divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay Withdrawal, we will treat periodic payments made on or after the Annuity Date established under the SecurePay settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of withdrawals taken prior to the Annuity Date established under the SecurePay settlement, in which case all payments made on or after that date will be fully includable in income.

      SecurePay NH.  The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe that the increased AWA payable because of confinement in a nursing home will be treated as a taxable payment under your annuity contract (as described above) and will not be excludable from your income as a payment under a long term care insurance contract. It is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage. In that event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your Contract, and (2) the amount of income attributable to AWA payments could differ from the amounts described above.

      Taxation of Death Benefit Proceeds

      Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

        if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or
        if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

      After the Annuity Date, if a guaranteed period exists under a life income Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

        if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or
        if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

      Proceeds payable on death may be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

      Assignments, Pledges, and Gratuitous Transfers

      Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a withdrawal of such amount or portion. If the entire Contract Value is assigned or pledged, subsequent increases in the Contract Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between the "cash surrender value" and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income. The exceptions for transfers to the Owner's spouse (or to a former spouse) are limited to individuals that are treated as spouses under federal tax law.

      Penalty Tax on Premature Distributions

      Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract (e.g. withdrawals, surrenders, annuity payments, death benefit proceeds, assignments, pledges, and gratuitous transfers) that is includable in income unless the payment is:

        received on or after the Owner reaches age 59-1/2;
        attributable to the Owner's becoming disabled (as defined in the tax law);
        made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);
        made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or
        made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

      Certain other exceptions to the 10% penalty tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

      Aggregation of Contracts

      In certain circumstances, the IRS may determine the amount of an annuity income payment, withdrawal, or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life (or its affiliates), the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders or withdrawals prior to the Annuity Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal, surrender, or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

      Exchanges of Annuity Contracts

      We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a withdrawal, surrender, annuity income payment, or death benefit).

      If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

      You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 180 days after the exchange.

      Medicare Hospital Insurance Tax on Certain Distributions

      A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from non-Qualified Contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax adviser.

      Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

      In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

      QUALIFIED RETIREMENT PLANS

      In General

      The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Many Qualified Plans provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider in evaluating the suitability of the Contract, that additional Purchase Payments may be limited or not accepted. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

      The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

      Temporary Rules under the CARES Act

      As noted above, on March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which includes temporary relief from certain of the tax rules applicable to IRAs and qualified plans. The scope and availability of this temporary relief may vary depending on a number of factors, including (1) the type of plan or IRA with which the contract is used, (2) whether a plan sponsor implements a particular type of relief, (3) your specific circumstances, and (4) future guidance issued by the Internal Revenue Service and the Department of Labor. You should consult with a tax and/or legal adviser to determine if relief is available to you before taking or failing to take any actions involving your IRA or other qualified contract.

      Required Minimum Distributions.  The CARES Act waives the requirement to take minimum distributions from IRAs and defined contribution plans in 2020. The waiver applies to any minimum distribution due from such arrangements in 2020, including minimum distributions with respect to the 2019 tax year that are due in 2020.

      This relief applies both to lifetime and post-death minimum distributions due in 2020. In that regard, the CARES Act also provides that if the post-death 5-year rule described below under “Required Distributions upon Your Death, Prior law” applies, the 5-year period is determined without regard to calendar year 2020.

      Distributions.  The CARES Act provides relief for coronavirus-related distributions made from an “eligible retirement plan” (defined below) to a “qualified individual” (also defined below). The relief —

        Permits in-service distributions, even if such amounts are not otherwise distributable from the plan under sections 401(k), 403(b), or 457 of the Code;
        Provides an exception to the 10% Additional Tax under section 72(t) of the Code;
        Exempts the distribution from the mandatory 20% withholding applicable to eligible rollover distributions;
        Permits an IRA owner or employee to include income attributable to the distribution over the three-year period beginning with the year the distribution would otherwise be taxable unless they elect out; and
        Permits recontribution of the distribution to an eligible retirement plan within three years, in which case the recontribution is generally treated as a direct trustee to trustee transfer within 60 days of the distribution.

      The distribution must come from, and any recontribution must be made to, an “eligible retirement plan” within the meaning of section 402(c)(8)(B) of the Code, i.e., an IRA, 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan, including Roth arrangements. The relief is limited to aggregate distributions of $100,000. The relief applies to such distributions made at any time during the 2020 calendar year.

      Plan Loans.  The CARES Act provides the following relief with respect to plan loans taken by any “qualified individual” (as defined below) —

        For loans made during the 180-day period beginning March 27, 2020, the maximum loan amount under the Code is increased from $50,000 or 50% of the vested account balance to $100,000 or 100% of the vested account balance.
        The due date under the Code for any repayment on a loan that otherwise is due between March 27, 2020 and December 31, 2020, is delayed for one year.

      Individuals Eligible for Withdrawal and Loan Relief.  Only a “qualified individual” is eligible for the withdrawal and loan relief provided under the CARES Act. A “qualified individual” is an individual in one of the following categories:

        The individual is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (COVID-19) by a test approved by the Centers for Disease Control and Prevention;
        The individual’s spouse or dependent is diagnosed with such virus or disease; or
        The individual experiences adverse financial consequences as a result of being quarantined, being furloughed or laid off or having work hours reduced due to such virus or disease, being unable to work due to lack of child care due to such virus or disease, closing or reducing hours of a business owned or operated by the individual due to such virus or disease, or other factors as determined by Internal Revenue Service.

      The CARES Act provides that the administrator of an eligible retirement plan may rely on an employee’s certification that the employee is a qualified individual as defined above.

      Required Minimum Distributions In General

      In the case of Qualified Contracts, special tax rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. Distributions of minimum amounts (as specified in the tax law) must commence from Qualified Plans by the "required beginning date." In the case of Individual Retirement Accounts or Annuities (IRAs), this generally means April 1 of the calendar year following the calendar year in which the Owner attains age 72 (or 70 1/2 for Owners born before July 1, 1949). In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract, the PayStream Plus annuitization benefit, the benefits under the SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the minimum required distribution that must be taken from your Contract.

      Required Minimum Distributions Upon Your Death

      Upon your death under an IRA, Roth IRA, or other employer sponsored defined contribution plan, any remaining interest must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Code. The death benefit provisions of your Qualified Contract shall be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

      Prior law.  Under prior law, if an employee under an employer sponsored plan or the owner of an IRA dies prior to the required beginning date, the remaining interest must be distributed (1) within 5 years after the death (the “5-year rule”), or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the “lifetime payout rule”). If the employee or IRA owner dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the “at-least-as-rapidly rule”).

      The new law.  Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”) or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee or IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an EDB is determined on the date of your death.

      This 10-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB’s death.

      Instead of taking distributions under the new 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB’s death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).

      If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You may wish to consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.

      More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan only if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan only if you die after 2021 (unless the collective bargaining agreements terminate earlier).

      In addition, the new post-death distribution requirements generally do not apply if the employee or IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee or IRA owner dies after January 1, 2020, any remaining interest must be distributed within 10 years of the designated beneficiary’s death. Hence, this 10-year rule generally will apply to (1) a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee or IRA owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated beneficiary of an employee or IRA owner who died prior to 2020.

      It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the employee or IRA owner was alive could continue to be made under that method after the death of the employee or IRA owner. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Protective Life) in order to comply with the new post-death distribution requirements.

      As a general matter, however, the new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to annuity contracts purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.

      Spousal continuation.  Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse’s death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.

      The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

      Additional Tax on Premature Distributions

      There may be a 10% additional tax under section 72(t) of the Code on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this additional tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the additional tax does not apply to a payment:

        received on or after the date the Owner reaches age 59-1/2;
        received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or
        made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

      These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Section 401, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the additional tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases, for higher education expenses, or in the case of a birth or adoption. You must meet special conditions to be eligible for these three exceptions to the additional tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax adviser. Certain other exceptions to the 10% additional tax not described herein also may apply.

      Other Considerations

      When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

      Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

      Individual Retirement Accounts and Annuities

      Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. If you use this Contract in connection with an IRA, the Owner and Annuitant generally must be the same individual and generally may not be changed. IRAs are subject to limits on the amounts that may be contributed and deducted and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

      However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

      Roth IRAs

      Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

      A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59-1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence during the Owner's lifetime. A Roth IRA may accept a "qualified rollover contribution" from a (1) non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers to Roth IRAs from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

      A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

      IRA to IRA Rollovers and Transfers

      A rollover contribution is a tax-free movement of amounts from one IRA to another within 60 days after you receive the distribution. In particular, a distribution from a non-Roth IRA generally may be rolled over tax-free within 60 days to another non-Roth IRA, and a distribution from a Roth IRA generally may be rolled over tax-free within 60 days to another Roth IRA. A distribution from a Roth IRA may not be rolled over (or transferred) tax-free to a non-Roth IRA.

      A rollover from any one of your IRAs (including IRAs you have with another company) with another IRA is allowed only once within a one-year period. This limitation applies on an aggregate basis and applies to all types of your IRAs, meaning that you cannot make an IRA to IRA rollover if you have made such a rollover involving any of your IRAs in the preceding one-year period. For example, a rollover between your Roth IRAs would preclude a separate rollover within the one-year period between your non-Roth IRAs, and vice versa. The one-year period begins on the date that you receive the IRA distribution, not the date it is rolled over into another IRA.

      If the IRA distribution does not satisfy the rollover rules, it may be (1) taxable in the year distributed, (2) subject to a 10% tax on early distributions, and (3) treated as a regular contribution to the recipient IRA, which could result in an excess contribution.

      If you inherit an IRA from your spouse, you generally can roll it over into an IRA established for you, or you can choose to make the inherited IRA your own. If you inherited an IRA from someone other than your spouse, you cannot roll it over, make it your own, or allow it to receive rollover contributions.

      A rollover from one IRA to another is different from a direct trustee-to-trustee transfer of your IRA assets from one IRA trustee to another IRA trustee. A "trustee-to-trustee" transfer is not considered a rollover and is not subject to the 60-day rollover requirement or the one rollover per year rule. In addition, a rollover between IRAs is different from direct rollovers from certain Qualified Plans to non-Roth IRAs and "qualified rollover contributions" to Roth IRAs.

      Pension and Profit-Sharing Plans

      Section 401(a) of the Code permits employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. These types of plans may be subject to rules under Sections 401(a)(11) and 417 of the Code that provide rights to a spouse or former spouse of a participant. In such a case, the participant may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

      Pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the extent to which certain aspects of the Contract, e.g., that the Annual Contract Maintenance Fee is waived for Contract Values that are greater than $100,000, may affect the plan's compliance with the nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

      Section 403(b) Annuity Contracts

      Protective Life does not issue Contracts under Section 403(b) of the Code (i.e., tax sheltered annuities or "TSAs").

      Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

      Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

      Protected Lifetime Income Benefits

      The Company offers for an additional charge an optional Protected Lifetime Income Benefit rider – the SecurePay rider. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a benefit such as the SecurePay rider. Plan fiduciaries should consult a tax adviser before purchasing a Qualified Contract with a SecurePay rider because the purchase of a SecurePay rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

      For example, it is unclear whether a SecurePay rider is part of the "balance of the employee's account" within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in SecurePay coverage (such as upon the participant taking an "excess" withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under Section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay rider is unclear. For example, it is unclear what actions under a SecurePay rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with your Contract. There may be other aspects of the SecurePay rider that could affect a Qualified Plan's tax status which are not discussed here.

      When the SecurePay rider is purchased, one of the benefits available is the SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

      Direct Rollovers

      If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

      Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain eligible retirement plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

      ADVISORY FEES PAID FROM YOUR CONTRACT VALUE

      We may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment. We will not treat Advisory Fees paid from your Contract Value as withdrawals for income tax reporting purposes if certain conditions are met. To meet those conditions, you and your Financial Intermediary must provide a completed written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Financial Intermediary. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract’s Contract Value and they may be used to compensate your Financial Intermediary only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the owner, may not pay such Advisory Fees directly to the Financial Intermediary. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and Advisory Fees accrued but not yet paid. Regardless of whether we tax report Advisory Fees from your Contract, the Internal Revenue Service could determine that the fees should be treated as taxable withdrawals, in which case the amount of the fee deducted from your Contract Value could be included in your gross income and could be subject to the 10% penalty tax.

      Whether you have a non-Qualified Contract or a Qualified Contract, the federal income tax treatment of Advisory Fees paid from your Contract Value is uncertain. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you.

      FEDERAL INCOME TAX WITHHOLDING

      In General

      Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract, including amounts that escheat to the state, unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

      Nonresident Aliens and Foreign Corporations

      The discussion above provides general information regarding federal withholding tax consequences to annuity contract purchasers or beneficiaries that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax adviser regarding federal tax withholding with respect to the distributions from a Contract.

      FATCA Withholding

      In order for the Company to comply with income tax withholding and information reporting rules which may apply to annuity contracts, the Company may request documentation of "status" for tax purposes. "Status" for tax purposes generally means whether a person is a "U.S. person" or a foreign person with respect to the United States; whether a person is an individual or an entity; and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If the Company does not have appropriate certification or documentation of a person's status for tax purposes on file, it could affect the rate at which the Company is required to withhold income tax. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act ("FATCA"), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, the Company may be required to report contract values and other information for certain contractholders. For this reason the Company may require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor,type of payee and type of distributee or recipient.

      GENERAL MATTERS

      Error in Age or Gender

      When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

      If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

      Incontestability

      We will not contest the Contract.

      Non-Participation

      The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

      Assignment or Transfer of a Contract

      You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. See "TAXATION OF ANNUITIES IN GENERAL, Assignments, Pledges and Gratuitous Transfers."

      Notice

      All instructions and requests to change or assign the Contract must be received in Good Order. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

      Modification

      No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

      Reports

      At least annually prior to the Annuity Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

      Settlement

      Benefits due under this Contract are payable from our Administrative Office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

      Receipt of Payment

      If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

      Protection of Proceeds

      To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

      Minimum Values

      The values available under the Contract are at least equal to the minimum values required in New York.

      Application of Law

      The provisions of the Contract are to be interpreted in accordance with the laws of the state of New York, with the Code and with applicable regulations.

      No Default

      The Contract will not be in default if subsequent Purchase Payments are not made.

      DISTRIBUTION OF THE CONTRACTS

      Distribution

      We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

      We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of Protective Life, and its home office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA").

      IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with Financial Intermediaries, including ProEquities, Inc., a registered investment adviser and an affiliate of Protective Life and IDI for the sale of the Contracts. Financial advisers of these Financial Intermediaries sell the Contracts directly to purchasers. These financial advisers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

      Commissions

      We do not pay Commissions to the Financial Intermediaries that sell this Contract. Financial Intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by the Owner pursuant to an agreement between you and the Financial Intermediary. These Financial Intermediaries may include broker-dealers or their affiliated insurance agencies. Financial Intermediaries may also be registered investment advisers, or be affiliated with or in a contractual relation with, a registered investment adviser. If you have entered into an agreement with an investment adviser, your investment adviser is paid pursuant to that investment advisory agreement. We do not set the amount, or receive any of the amount paid to your investment adviser. You should ask your Financial Intermediary about compensation they receive related to this Contract.

      Under certain circumstances, described below in the discussion of “Additional Payments,” your financial adviser’s Financial Intermediary may receive payments as well as other, non-cash compensation, from us so that we have access to the financial advisers in order to educate them about the Contracts, as well as other products offered by Protective Life, and to encourage sales of this Contract. You may wish to speak with your financial adviser or an appropriate person at his/her associated selling Financial Intermediary about these payments, sometimes referred to as “revenue sharing arrangements”, and the potential conflict of interest that they may create for your Financial Intermediary.

      We intend to recoup sales and marketing expenses through fees and charges deducted under the Contracts or from our general account. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events in accordance with all applicable federal and state rules, including FINRA’s non-cash compensation rules.

      Additional Payments.  Subject to FINRA, broker-dealer and other rules, we or our affiliates also may pay the following types of fees to, among other things, encourage the sale of this Contract. These additional payments could create an incentive for your Financial Intermediary to recommend products that pay them more than others, which may not necessarily be to your benefit. All or a portion of the payments we make to Financial Intermediaries may be passed on to financial advisers according to a Financial Intermediary's internal compensation practices.

        Access to Financial Intermediaries and/or broker-dealers such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.
        Gifts & Entertainment Occasional meals and entertainment, tickets to sporting events and other gifts.
        Joint marketing campaigns and/or event advertising/participation; sponsorship of sales contests and/or promotions in which participants (including Financial Intermediaries) receive prizes such as travel awards, merchandise and recognition; client generation expenses.
        Marketing Expense Allowances Pay Fund related parties for wholesaler support, training and marketing activities for certain Funds.
        Sales support through such things as providing hardware and software, operational and systems integration, links to our website from a Financial Intermediary's websites; shareholder services (including subaccounting sponsorship of broker-dealer due diligence meetings; and/or expense allowances and reimbursements).

      We may also pay to selected Financial Intermediaries, including those listed above as well as others, additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Contracts), and (2) payments to help defray the costs of sales conferences and educational seminars for the Financial Intermediaries' registered representatives.

      Arrangements with Financial Intermediary.  In addition to the non-cash compensation that we may pay to all Financial Intermediaries, including ProEquities, Inc., we or our parent company, PLC, pay some of the operating and other expenses of ProEquities, Inc., and may contribute capital to ProEquities, Inc. Additionally, employees of ProEquities, Inc. may be eligible to participate in various employee benefit plans offered by PLC.

      Inquiries

      You may make inquiries regarding a Contract by writing to Protective Life at its Administrative Office.

      CEFLI

      Protective Life Insurance Company is a member of The Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in its advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

      LEGAL PROCEEDINGS

      Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position. We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting, and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Death Master File to identify deceased insureds and contract owners. In addition, we are the subject of a multistate market conduct examination with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties, and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on IDI's ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

      BUSINESS DISRUPTION AND CYBER-SECURITY RISKS

      We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential Owner information. Such systems failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Funds, impact our ability to calculate Contract Value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

      We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, floods, earthquakes, epidemics, pandemics, malicious acts, and terrorist acts, which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as the coronavirus COVID-19), could affect the ability, or willingness, of our workforce and employees of service providers and third party administrators to perform their job responsibilities. Catastrophic events may negatively affect the computer and other systems on which we rely and may interfere with our processing of Contract-related transactions, including processing of orders from Owners and orders with the Funds, impact our ability to calculate Contract Value, or have other possible negative impacts. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your Contract due to a natural disaster or catastrophe.

      VOTING RIGHTS

      In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

      The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Date, the Owner's percentage interest, if any, will be the percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

      The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

      It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

      Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

      FINANCIAL STATEMENTS

      The audited statements of assets and liabilities of The Sub-Accounts of the Variable Annuity Account A of Protective Life as of December 31, 2019 and 2018 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Reports of Independent Registered Public Accounting Firms are contained in the Statement of Additional Information.

      The statutory statements of admitted assets, liabilities, and capital and surplus of Protective Life as of December 31, 2019 and 2018 and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2019, as well as the Reports of Independent Auditors are contained in the Statement of Additional Information.

      STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	1
STATE REGULATION	1
RECORDS AND REPORTS	1
LEGAL MATTERS	1
EXPERTS	1
OTHER INFORMATION	2
FINANCIAL STATEMENTS	2

      APPENDIX A

      DEATH BENEFIT CALCULATION EXAMPLES

      The purpose of the following examples is to illustrate the Return of Purchase Payments Death Benefit when the SecurePay rider has been elected and when no SecurePay rider has been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

      Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the SecurePay Rider

      Assumptions:

        Owner is 60 years old on the Issue Date (1/1/2020)
        Selected Return of Purchase Payments Death Benefit at the time of Contract purchase
        Purchased the SecurePay Rider
        Elected Single Life Coverage under the SecurePay Rider
        Set the Benefit Election Date on 11/30/2024 and began taking SecurePay Withdrawals, client is age 65
        Owner passed away on 7/1/2025
Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Benefit Base	Adjusted Withdrawal Amount	Return of Purchase Payments Death Benefit
1/1/20	Contract Issue	N/A	100,000(A)	N/A	100,000	100,000	—	100,000
1/1/21	Anniversary	120,000(B)	—	—	120,000	120,000	—	120,000
5/15/21	Purchase Payment	130,000	80,000(C)	—	210,000(D)	210,000	—	210,000
1/1/22	Anniversary	202,000	—	—	202,000	210,000	—	202,000
4/1/22	Withdrawal	208,000	—	25,000(E)	183,000(F)	184,760	21,635(G)	183,000(H)
1/1/23	Anniversary	190,000	—	—	190,000	190,000	—	190,000
1/1/24	Anniversary	180,000	—	—	180,000	190,000	—	180,000
11/30/24	SecurePay WD	175,000	—	9,500(I)	165,500	190,000	8,597(J)	165,500(K)
1/1/25	SecurePay WD	165,000		9,500(L)	155,500	190,000	8,623	155,500
3/31/25	Excess Withdrawal	158,000	—	16,000(M)	142,000	182,184	14,293(N)	142,000(O)
7/1/25	Owner Death	125,000(P)	—	—	125,000	182,184	—	126,852(Q)

      (A) Contract is issued with a Purchase Payment of $100,000.

      (B) This column shows the Contract Values before any transactions occur. In this case the Contract Value is $120,000.

      (C) A Purchase Payment of $80,000 is made on 5/15/2021 (no purchase payments are allowed more than two years after the rider issue date or election date, whichever comes first).

      (D) $210,000 = $130,000 + $80,000.

      (E) A withdrawal of $25,000 is made. This withdrawal is made before the SecurePay Life rider's Benefit Election Date.

      (F) $183,000 = $208,000 - $25,000.

      (G) The Adjusted Withdrawal Amount is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $180,000, the adjusted withdrawal amount is $21,635 is equal to $25,000 / $208,000 x $180,000.

      (H) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $183,000. The Return of Purchase Payments Death Benefit of $183,000 is equal to the greater of $183,000 or $158,365 ($100,000 + $80,000 - $21,635), respectively.

      (I) The SecurePay Life Benefit Election Date is set on 11/30/2024, and the first SecurePay Life Withdrawal of $9,500 is taken. Since the Maximum Withdrawal Percentage is 5%, we have $9,500 = $190,000 x 5%.

      (J) The Adjusted Withdrawal Amount is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The Adjusted Withdrawal Amount is $8,597.

      (K) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $165,500 is equal to the greater of $165,500 or $149,768 ($100,000 + $80,000 - $21,635 - $8,597) respectively.

      (L) A withdrawal of $9,500 is made on 1/1/2025. This amount is equal to the Annual Withdrawal Amount for this Contract Year. Since the Maximum Withdrawal Percentage is 5%, we have $9,500 = $190,000 x 5%.

      (M) An Excess Withdrawal under the SecurePay Life rider of $16,000 is made on 3/31/2025.

      (N) The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $149,768, the adjusted withdrawal amount is $14,293 = $16,000 / $158,000 x $149,768.

      (O) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $142,000. The Return of Purchase Payments Death Benefit of $142,000 is equal to the greater of $142,000 or $126,852 ($100,000 + $80,000 - $21,635 - $8,597 - $8,623 - $14,293) respectively.

      (P) The Owner dies on 7/1/2025 and the Contract Value at that time has declined to $125,000.

      (Q) The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $126,852. The Return of Purchase Payments Death Benefit of $126,852 is equal to the greater of $125,000 or $126,852 ($100,000 + $80,000 - $21,635 - $8,597 - $8,623 - $14,293), respectively.

      Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit Without the SecurePay Rider

      Assumptions:

        Owner is 60 years old on the Issue Date (1/1/2020)
        Selected Return of Purchase Payments Death Benefit at the time of Contract purchase
        Owner passed away on 7/1/2025
Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Adjusted Withdrawal Amount	Return of Purchase Payments Death Benefit
1/1/20	Contract Issue	N/A	100,000(A)	N/A	100,000	—	100,000
1/1/21	Anniversary	120,000(B)		—	120,000	—	120,000
1/1/22	Anniversary	130,000	—	—	130,000	—	130,000
4/1/22	Withdrawal	125,000	—	25,000(C)	100,000(D)	26,000(E)	100,000(F)
1/1/24	Anniversary	103,000	—	—	103,000	—	103,000
10/1/24	Purchase Payment	85,000	80,000(G)	—	165,000	—	165,000
11/30/24	Withdrawal	155,000	—	5,500(H)	149,500	5,465(I)	149,500(J)
1/1/25	Anniversary	152,000	—	—	152,000	—	152,000
3/31/25	Withdrawal	160,000	—	16,000(K)	144,000	14,854	144,000
7/1/25	Owner Death	135,000(L)	—	—	135,000	—	135,000(M)

      (A) Contract is issued with a Purchase Payment of $100,000.

      (B) This column shows the Contract Values before any transactions occur. In this case the Contract Value is $120,000.

      (C) A withdrawal of $25,000 is made.

      (D) $100,000 = $125,000 - $25,000.

      (E) The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $130,000, the adjusted withdrawal amount is $26,000. The adjusted withdrawal amount of $26,000 is equal to $25,000 / $125,000 x $130,000.

      (F) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $100,000. The Return of Purchase Payments Death Benefit of $100,000 is equal to the greater of $100,000 or $74,000 ($100,000 - $26,000), respectively.

      (G) A Purchase Payment of $80,000 is made on 10/1/2024.

      (H) A withdrawal of $5,500 is made on 11/30/2024.

      (I) The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,000, the adjusted withdrawal amount is $5,465. The adjusted withdrawal amount of $5,465 equal to $5,500 / $155,000 x $154,000.

      (J) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $149,500. The Return of Purchase Payments Death Benefit of $149,500 is equal to the greater of $149,500 or $148,535 ($100,000 + $80,000 - $26,000 - $5,465), respectively.

      (K) A withdrawal of $16,000 is made on 3/31/2025.

      (L) The Owner dies on 7/1/2025 and the Contract Value at that time has declined to $135,000.

      (M) The actual Return of Purchase Payments Death Benefit is the greater of the Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $135,000. The Return of Purchase Payments Death Benefit of $135,000 is equal to the greater of $135,000 or $133,682 ($100,000 + $80,000 - $26,000 - $5,465 - $14,854), respectively.

      APPENDIX B

      EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

      The purpose of the following example is to illustrate variable income payments under the Contract. The example is based on hypothetical Annuity Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

      Assuming an Annuity Value of $100,000 on the Annuity Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Date is calculated using an interest assumption of 5%, as shown below.

      There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

      Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Date.

      The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

      Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

      EXPLANATION OF THE COMMUTED VALUE CALCULATION

      A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above.

      APPENDIX C

      CONDENSED FINANCIAL INFORMATION

      Sub-Accounts

      The date of inception of each of the Sub-Accounts available in the Contract is August 31, 2020.

      Accumulation Units

      Because no sub-accounts offered under the Contract had commenced operations prior to December 31, 2019, there is no Accumulation Unit value information for the Sub-Accounts.

      APPENDIX D

      EXAMPLE OF SECUREPAY RIDER

      The purpose of the following example is to demonstrate the operation of the SecurePay rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

      Assumptions:

        Joe, 60 years old on the Issue Date
        Purchased the SecurePay Rider at time of Contract Purchase
        Elected Single Life Coverage
        Began making SecurePay Withdrawals 11 years after the Rider Issue Date
        Because Joe was 71 on the Contract Anniversary when he began taking withdrawals, he received the SecurePay withdrawal rate of 4.55%
Contract Year	End of Year Attained Age	Maximum Allowed Withdrawal Percentage	Purchase Payments	Actual Withdrawals	Annual Withdrawal Amount	Annual Withdrawal Amount Balance	Excess Withdrawal	Hypothetical Contract Value	End of Year Benefit Base
At issue	60		100,000	N/A	—	—	—	100,000	100,000(A)
1	61	3.50%	50,000(B)	—	—	—	—	153,975	153,975
2	62	3.50%	—	—	—	—	—	161,676	161,676
3	63	3.50%	—	—	—	—	—	160,300	161,676
4	64	3.50%	—	—	—	—	—	176,543	176,543
5	65	4.00%	—	—	—	—	—	185,796	185,796
6	66	5.00%	—	—	—	—	—	192,345	192,345
7	67	5.00%	—	—	—	—	—	232,976	232,976
8	68	5.00%	—	10,000(C)	—	—	—	228,630	228,630(D)
9	69	5.00%	—	—	—	—	—	249,675	249,675
10	70	5.25%	—	—	—	—	—	265,498	265,498
11	71R	5.25%	—	13,939	13,939(E)	—	—	256,438	265,498
12	72	5.25%	—	13,939	13,939(E)	—	—	245,854	265,498
13	73	5.25%	—	13,939	13,939(E)	—	—	243,965	265,498
14	74	5.25%	—	5,000	13,939(F)	8,939(F)	—	240,951	265,498
15	75	5.25%	—	13,939	13,939(G)	—	—	236,710	265,498
16	76	5.25%	—	13,939	13,939(G)	—	—	227,843	265,498
17	77	5.25%	—	13,939	13,939(G)	—	—	201,496	265,498
18	78	5.25%	—	50,000	13,939(H)	—	36,061H	161,985	214,451(I)

      (A) The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

      (B) The $50,000 Purchase Payment is added to the current Benefit Base of $100,000 (no purchase payments are allowed beyond the second contract anniversary since SecurePay was purchased). The new Benefit Base is $150,000.

      (C) The Benefit Base is reduced due to the $10,000 withdrawal in the same proportion that the withdrawal reduces the Contract Value. The Benefit Base is reduced by 4.2%. The 4.2% reduction is determined by dividing the withdrawal amount ($10,000) by the Contract Value prior to the withdrawal ($238,630). After the withdrawal, the reduced Benefit Base equals $223,213, which is the prior Benefit Base of $232,976 reduced by 4.2%.

      (D) The recalculated Benefit Base is equal to $228,630. The recalculated Benefit Base is equal to the greatest of: (a) the reduced Benefit Base of $223,213 or (b) the Contract Value on anniversary of $228,630

      (E) For the next three years, Joe takes the full Annual Withdrawal Amount of $13,939. The full Annual Withdrawal Amount of $13,939 is determined by multiplying the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

      (F) In year 14, Joe only takes $5,000 of the available $13,939. The remaining $8,939 is not carried over to the next year.

      (G) For years 15-17, Joe takes the full Annual Withdrawal Amount of $13,939, which equals the Benefit Base ($265,498) by the Maximum Allowed Withdrawal Percentage (5.25%).

      (H) In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $13,939, the remaining portion of his withdrawal ($36,061) is considered an Excess Withdrawal.

      (I) At the time of the Excess Withdrawal, the Benefit Base is reduced because the Contract Value minus the non-excess part of the withdrawal ($201,496 - $13,939 = $187,557) is less than the Benefit Base ($265,498). The Benefit Base is reduced in the same proportion that the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal: 19.2% = ($50,000 - $13,939)/($201,496 - $13,939). After the Excess Withdrawal, the reduced Benefit Base equals $214,451, which is the prior Benefit Base of $265,498 reduced by 19.2%.

      APPENDIX E

      SUPERCEDED RATE SHEET PROSPECTUS SUPPLEMENT INFORMATION

      As of the date of this prospectus, there is no superseded Rate Sheet Prospectus Supplement information.

      If you would like to receive a free Statement of Additional Information for the Contracts offered under this Prospectus, please complete, tear off and return this form to Protective Life – Life and Annuity Division, Customer Service Center at the address shown on the front cover. If you would prefer an electronic copy, please include your email address below to receive a link to view and download the document.

      Please send me a free copy of the Statement of Additional Information for the Protective® Investors Benefit Advisory Variable Annuity NY.

      Name:

      Address

      City, State, Zip

      Daytime Telephone Number

      PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

      P.O. Box 10648
      Birmingham, Alabama 35202-0648
      Telephone: 1-800-456-6330

      STATEMENT OF ADDITIONAL INFORMATION
      VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE
      A FLEXIBLE PREMIUM
      DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

      This Statement of Additional Information contains information in addition to the information described in the Prospectuses for an individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life and Annuity Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contracts is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

      THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS AUGUST 31, 2020.

      STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	1
OTHER INFORMATION ABOUT THE FUNDS	1
STATE REGULATION	1
RECORDS AND REPORTS	1
LEGAL MATTERS	1
EXPERTS	1
OTHER INFORMATION	2
FINANCIAL STATEMENTS	2

      SAFEKEEPING OF ACCOUNT ASSETS

      Title to the assets of the Variable Account is held by Protective Life and Annuity Insurance Company ("Protective Life"). The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

      Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

      The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $50 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

      OTHER INFORMATION ABOUT THE FUNDS

      Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. If a participation agreement relating to a Fund terminates, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

      STATE REGULATION

      Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Alabama which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

      RECORDS AND REPORTS

      Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

      LEGAL MATTERS

      Eversheds Sutherland (US) of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

      EXPERTS

      The financial statements of the subaccounts which comprise The Variable Annuity Account A of Protective Life as of December 31, 2019 and for the year then ended, have been included herein in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

      1

      The statutory financial statements of Protective Life and Annuity Insurance Company as of December 31, 2019 and for the year then ended have been included herein in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The business address for KPMG LLP is 420 20th Street North, Suite 1800, Birmingham, Alabama 35203.

      The financial statements of the Sub-Accounts of The Variable Annuity Account A of Protective Life for the year ended December 31, 2018 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Protective Life and Annuity Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 (prepared using accounting practices prescribed or permitted by the Insurance Department of the State of Alabama) included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The principal business address of PricewaterhouseCoopers LLP is 569 Brookwood Village Suite 851, Birmingham, Alabama 35209.

      OTHER INFORMATION

      A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N. E., Washington, D.C. 20549.

      FINANCIAL STATEMENTS

      The audited statements of assets and liabilities of the Sub-Accounts of The Variable Annuity Account A of Protective Life as of December 31, 2019 and 2018 and the related statements of operations and of changes in net assets for each of the periods presented as well as the Reports of Independent Registered Public Accounting Firms are contained herein.

      The statutory financial statements of Protective Life as of December 31, 2019 and 2018 and the related statutory statements of operations, changes in capital and surplus, and cash flow for the three years then ended in the period December 31, 2019 as well as the Reports of Independent Auditors are contained herein. Protective Life's Financial Statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in The Variable Annuity Account A of Protective Life.

      Financial Statements follow this page.

      2

      INDEX TO FINANCIAL STATEMENTS

VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE
Reports of Independent Registered Public Accounting Firms	FSA-2
Statement of Assets and Liabilities as of December 31, 2019	FSA-8
Statement of Operations for the year ended December 31, 2019	FSA-19
Statement of Changes in Net Assets for the year ended December 31, 2019	FSA-30
Statement of Changes in Net Assets for the year ended December 31, 2018	FSA-41
Notes to Financial Statements	FSA-52
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
Reports of Independent Auditors	F-1
Statements of Admitted Assets, Liabilities, and Capital and Surplus as of December 31, 2019 and 2018	F-5
Statements of Operations for the years ended December 31, 2019, 2018, and 2017	F-6
Statement of Changes in Capital and Surplus	F-7
Statements of Cash Flows for the years ended December 31, 2019, 2018, and 2017	F-8
Notes to Consolidated Financial Statements	F-10
Supplemental Schedules:
Selected Financial Data Schedule	S-1
Summary Investment Schedule	S-4
Investment Risk Interrogatories	S-5

      All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

      FSA-1

      Report of Independent Registered Public Accounting Firm

      To Board of Directors of Protective Life Insurance Company and
      Contract Owners of The Variable Annuity Account A of Protective Life:

      Opinion on the Financial Statements

      We have audited the accompanying statements of assets and liabilities of The Variable Annuity Account A of Protective Life (comprised of the subaccounts indicated in Appendix A) (the Separate Account), as of December 31, 2019, the related statements of operations and changes in net assets for the year then ended or period indicated in Appendix A, and the related notes including the financial highlights in Note 6 for the year then ended or period indicated in Appendix A (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2019, and the results of their operations, changes in their net assets, and financial highlights for the year then ended or period indicated in Appendix A, in conformity with U.S. generally accepted accounting principles. The statements of changes in net assets for the year or period ended December 31, 2018, were audited by other independent registered public accountants whose report, dated April 22, 2019, expressed an unqualified opinion on that financial statement.

      Basis for Opinion

      These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

      We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the underlying mutual funds or their transfer agents. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

      /s/ KPMG LLP

      We have served as the auditor of one or more of Protective Life and Annuity Company's separate accounts since 2019.

      Birmingham, Alabama
      April 27, 2020

      FSA-2

      Appendix A

      Subaccounts

      American Funds IS Asset Allocation Class 4

      American Funds IS Blue Chip Income & Growth Class 4

      American Funds IS Bond Class 4

      American Funds IS Global Growth Class 4

      American Funds IS Global Growth & Income Class 4

      American Funds IS Global Small Capitalization Class 4

      American Funds IS Growth Class 4

      American Funds IS New World Class 4

      American Funds US Government/AAA — Rated Securities Class 4

      ClearBridge Variable Mid Cap II

      ClearBridge Variable Small Cap Growth II

      Fidelity Contrafund Portfolio SC2

      Fidelity Equity Income SC2

      Fidelity Index 500 Portfolio SC2

      Fidelity Investment Grade Bonds SC2

      Fidelity Mid Cap SC2

      Franklin Flex Cap Growth VIP CL 2

      Franklin Income VIP CL 2

      Franklin Mutual Shares VIP CL 2

      Franklin Rising Dividend VIP CL 2

      Franklin Small Cap Value VIP CL 2

      Franklin Small-Mid Cap Growth VIP CL 2

      Franklin US Government Securities VIP CL 2

      Templeton Developing Markets VIP CL 2

      Templeton Foreign VIP CL 2

      Templeton Global Bond VIP Fund CL 2

      Templeton Growth VIP CL 2

      Goldman Sachs Global Trends Allocation Fund SC

      Goldman Sachs International Equity Insights

      Goldman Sachs International Equity Insights SC

      Goldman Sachs Large Cap Value

      Goldman Sachs Large Cap Value Fund SC

      Goldman Sachs Mid Cap Value SC

      Goldman Sachs Small Cap Equity Insights

      Goldman Sachs Strategic Growth

      Goldman Sachs Strategic Growth SC

      Goldman Sachs US Equity Insights

      Goldman Sachs US Equity Insights SC

      Goldman Sachs VIT Core Fixed Income Fund SC

      Goldman Sachs VIT Growth Opportunities SC

      Invesco Oppenheimer VI Capital Appreciation Fund/VA

      Invesco Oppenheimer VI Capital Appreciation Fund/VA SC

      Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA

      Invesco Oppenheimer VI Global Fund/VA

      Invesco Oppenheimer VI Global Fund/VA SC

      Invesco Oppenheimer VI Global Strategic Income Fund/VA

      Invesco Oppenheimer VI Global Strategic Income Fund/VA SC

      Invesco Oppenheimer VI Government Money Fund/VA

      Invesco Oppenheimer VI Main Street Fund/VA

      Invesco Oppenheimer VI Main Street Fund/VA SC

      Invesco VI American Franchise I

      Invesco VI American Value II

      Invesco VI Balanced Risk Allocation II

      Invesco VI Comstock I

      Invesco VI Comstock II

      Invesco VI Equity and Income II

      Invesco VI Global Real Estate II

      Invesco VI Government Securities II

      Invesco VI Growth & Income I

      Invesco VI Growth & Income II

      Invesco VI International Growth II

      Invesco VI Mid-Cap Growth II

      Invesco VI Small Cap Equity II

      Protective Life Dynamic Allocation Series — Conservative

      Protective Life Dynamic Allocation Series — Growth

      Protective Life Dynamic Allocation Series — Moderate

      Lord Abbett Bond Debenture VC

      Lord Abbett Calibrated Dividend Growth VC

      Lord Abbett Classic Stock VC(1)

      Lord Abbett Growth & Income VC

      Lord Abbett Growth Opportunities VC

      Lord Abbett International Opportunities VC(1)

      Lord Abbett Mid Cap Stock VC

      Lord Abbett Series Fundamental Equity VC

      MFS Growth Series IC

      MFS Growth Series SC

      MFS Investors Trust IC

      MFS Investors Trust SC

      MFS New Discovery IC

      MFS New Discovery SC

      FSA-3

      MFS Research IC

      MFS Research SC

      MFS Total Return IC

      MFS Total Return SC

      MFS Utilities IC

      MFS Utilities SC

      MFS VIT Total Return Bond SC

      MFS VIT Value SC

      MFS VIT II Emerging Markets Equity SC

      MFS VIT II International Value SC

      MFS VIT II MA Investors Growth Stock SC

      Morgan Stanley VIF, Inc. Global Real Estate II

      PIMCO VIT All Asset Advisor

      PIMCO VIT Global Diversified Allocation Portfolio

      PIMCO VIT Long-Term US Government Advisor

      PIMCO VIT Low Duration Advisor

      PIMCO VIT Real Return Advisor

      PIMCO VIT Short-Term Advisor

      PIMCO VIT Total Return Advisor

      QS Legg Mason Dynamic Multi-Strategy VIT II

      Royce Capital Fund Micro-Cap SC

      Royce Capital Fund Small-Cap SC

      (1)  Statement of operations and statement of changes in net assets for the period January 1, 2019 through August 1, 2019 (liquidation date).

      FSA-4

      Report of Independent Registered Public Accounting Firm

      To the Board of Directors of Protective Life Insurance Company and the Contract Owners of Variable Account A of Protective Life

      Opinions on the Financial Statements

      We have audited the accompanying statement of changes in net assets of each of the subaccounts of Variable Annuity Account A of Protective Life indicated in the table below for each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the changes in net assets of each of the subaccounts in the Variable Annuity Account A of Protective Life for the periods indicated in the table below in conformity with accounting principles generally accepted in the United States of America.

      American Funds IS Asset Allocation Class 4(1)

      American Funds IS Blue Chip Income & Growth Class 4(1)

      American Funds IS Bond Class 4(2)

      American Funds IS Global Growth Class 4(1)

      American Funds IS Global Small Capitalization Class 4(1)

      American Funds IS Growth Class 4(1)

      American Funds IS New World Class 4(1)

      ClearBridge Variable Mid Cap II(1)

      ClearBridge Variable Small Cap Growth II(1)

      Fidelity Contrafund Portfolio SC2(1)

      Fidelity Equity Income SC2(1)

      Fidelity Index 500 Portfolio SC2(1)

      Fidelity Investment Grade Bonds SC2(1)

      Fidelity Mid Cap SC2(1)

      Franklin Flex Cap Growth VIP CL 2(1)

      Franklin Income VIP CL 2(1)

      Franklin Mutual Shares VIP CL 2(1)

      Franklin Rising Dividend VIP CL 2(1)

      Franklin Small Cap Value VIP CL 2(1)

      Franklin Small-Mid Cap Growth VIP CL 2(1)

      Franklin US Government Securities VIP CL 2(1)

      Templeton Developing Markets VIP CL 2(1)

      Templeton Foreign VIP CL 2(1)

      Templeton Global Bond VIP Fund CL 2(1)

      Templeton Growth VIP CL(1)

      Goldman Sachs Global Trends Allocation Fund SC(1)

      Goldman Sachs Large Cap Value(1)

      Goldman Sachs Large Cap Value Fund SC(1)

      Goldman Sachs Mid Cap Value SC(1)

      Goldman Sachs Small Cap Equity Insights(1)

      Goldman Sachs Strategic Growth(1)

      Goldman Sachs Strategic Growth SC(1)

      Goldman Sachs International Equity Insights(1)

      Goldman Sachs International Equity Insights SC(1)

      Goldman Sachs US Equity Insights(1)

      Goldman Sachs US Equity Insights SC(1)

      Goldman Sachs VIT Core Fixed Income Fund(1)

      Goldman Sachs VIT Growth Opportunities SC(1)

      Invesco VI American Franchise I(1)

      Invesco VI American Value II(1)

      Invesco VI Balanced Risk Allocation II(1)

      Invesco VI Comstock I(1)

      Invesco VI Comstock II(1)

      Invesco VI Equity and Income II(1)

      Invesco VI Global Real Estate II(1)

      Invesco VI Government Securities II(1)

      Invesco VI Growth & Income I(1)

      Invesco VI Growth & Income II(1)

      Invesco VI International Growth II(1)

      Invesco VI Mid-Cap Growth II(1)

      Invesco VI Small Cap Equity II(1)

      Protective Life Dynamic Allocation Series — Conservative(1)

      Protective Life Dynamic Allocation Series — Growth(1)

      Protective Life Dynamic Allocation Series — Moderate(1)

      Lord Abbett Bond Debenture VC(1)

      Lord Abbett Calibrated Dividend Growth VC(1)

      Lord Abbett Classic Stock VC(1)

      Lord Abbett Growth & Income VC(1)

      Lord Abbett Growth Opportunities VC(1)

      Lord Abbett International Opportunities VC(1)

      Lord Abbett Mid Cap Stock VC(1)

      Lord Abbett Series Fundamental Equity VC(1)

      FSA-5

      MFS Growth Series IC(1)

      MFS Growth Series SC(1)

      MFS Investors Trust IC(1)

      MFS Investors Trust SC(1)

      MFS New Discovery IC(1)

      MFS New Discovery SC(1)

      MFS Research IC(1)

      MFS Research SC(1)

      MFS Total Return IC(1)

      MFS Total Return SC(1)

      MFS Utilities IC(1)

      MFS Utilities SC(1)

      MFS VIT Total Return Bond Series SC(1)

      MFS VIT Value SC(1)

      MFS VIT II Emerging Markets Equity SC(1)

      MFS VIT II International Value SC(1)

      MFS VIT II MA Investors Growth Stock SC(1)

      Morgan Stanley VIF, Inc. Global Real Estate II(1)

      Oppenheimer Capital Appreciation Fund/VA(1)

      Oppenheimer Capital Appreciation Fund/VA SC(1)

      Oppenheimer Discovery Mid Cap Growth Fund/VA(1)

      Oppenheimer Global Fund /VA(1)

      Oppenheimer Global Fund/ VA SC (1)

      Oppenheimer Global Strategic Income Fund/VA(1)

      Oppenheimer Global Strategic Income Fund/VA SC(1)

      Oppenheimer Government Money Fund/VA(1)

      Oppenheimer Main Street Fund/VA(1)

      Oppenheimer Main Street Fund/VA SC(1)

      PIMCO VIT All Asset Advisor(1)

      PIMCO VIT Global Diversified Allocation Portfoli (1)

      PIMCO VIT Long-Term US Government Advisor(1)

      PIMCO VIT Low Duration Advisor(1)

      PIMCO VIT Real Return Advisor(1)

      PIMCO VIT Short-Term Adviso(1)

      PIMCO VIT Total Return Advisor(1)

      QS Legg Mason Dynamic Multi-Strategy VIT II(1)

      Royce Capital Fund Micro-Cap SC(1)

      Royce Capital Fund Small-Cap SC(1)

      (1)  Statement of changes in net assets for the years ended December 31, 2018

      (2)  Statement of changes in net assets for the period September 18, 2018 (commencement of operations) through December 31, 2018

      Basis for Opinions

      These financial statements are the responsibility of the Protective Life Insurance Company's management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Variable Annuity Account A of Protective Life based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the Variable Annuity Account A of Protective Life in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

      We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

      Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of

      FSA-6

      the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

      /s/ PricewaterhouseCoopers LLP
      Birmingham, Alabama
      April 22, 2019

      We served as the auditor of one or more of the subaccounts in Variable Annuity Account A of Protective Life from 1998 to 2019.

      FSA-7

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	American Funds Variable Insurance Products Trust									Fidelity Variable Insurance Products
	American Funds IS Asset Allocation Class 4	American Funds IS Blue Chip Income & Growth Class 4	American Funds IS Bond Class 4	American Funds IS Global Growth Class 4	American Funds IS Global Growth- Income Class 4	American Funds IS Global Small Capitalization Class 4	American Funds IS Growth Class 4	American Funds IS New World Class 4	American Funds IS US Govt/AAA Rated Securities Class 4	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2
Assets
Investments in subaccounts at fair value	$362	$86	$20	$310	$3	$9	$146	$9	$9	$7,327	$185
Receivable from Protective Life & Annuity Insurance Company	—	—	—	—	—	—	—	—	—	—	—
Total Assets	362	86	20	310	3	9	146	9	9	7,327	185
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	—	—	—	—	—	—	—	—	—	—
Net Assets	$362	$86	$20	$310	$3	$9	$146	$9	$9	$7,327	$185
Units Outstanding	27	6	2	21	—	1	9	1	1	300	8
Shares Owned in each Portfolio	15	6	2	10	—	—	2	—	1	203	8
Fair Value per Share	$23.67	$13.31	$11.00	$32.05	$15.63	$26.16	$79.41	$25.47	$12.22	$36.10	$23.10
Investment in Portfolio shares, at Cost	$331	$85	$19	$235	$3	$8	$132	$7	$9	$5,673	$124

      The accompanying notes are an integral part of these financial statements.
      FSA-8

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Fidelity Variable Insurance Products			Franklin Templeton Variable Insurance Products Trust
	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2
Assets
Investments in subaccounts at fair value	$8,768	$5,439	$4,503	$464	$5,672	$5,415	$6,149	$798	$1,364
Receivable from Protective Life & Annuity Insurance Company	—	—	—	1	—	—	1	1	2
Total Assets	8,768	5,439	4,503	465	5,672	5,415	6,150	799	1,366
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	—	—	1	—	—	1	1	2
Net Assets	$8,768	$5,439	$4,503	$464	$5,672	$5,415	$6,149	$798	$1,364
Units Outstanding	340	434	223	19	357	302	249	37	61
Shares Owned in each Portfolio	28	424	142	58	357	288	228	53	79
Fair Value per Share	$316.37	$12.83	$31.75	$8.06	$15.91	$18.81	$26.99	$15.05	$17.29
Investment in Portfolio shares, at Cost	$6,115	$5,442	$4,322	$491	$5,484	$5,190	$5,535	$795	$1,370

      The accompanying notes are an integral part of these financial statements.
      FSA-9

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Franklin Templeton Variable Insurance Products Trust					Goldman Sachs Variable Insurance Trust
	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value
Assets
Investments in subaccounts at fair value	$4,185	$764	$2,423	$6,970	$323	$175	$2	$599	$—
Receivable from Protective Life & Annuity Insurance Company	—	1	—	1	—	—	—	1	—
Total Assets	4,185	765	2,423	6,971	323	175	2	600	—
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	1	—	1	—	—	—	1	—
Net Assets	$4,185	$764	$2,423	$6,970	$323	$175	$2	$599	$—
Units Outstanding	387	66	214	602	23	14	—	43	—
Shares Owned in each Portfolio	347	71	174	436	30	14	—	73	—
Fair Value per Share	$12.05	$10.71	$13.93	$15.97	$10.90	$12.30	$8.19	$8.23	$—
Investment in Portfolio shares, at Cost	$4,595	$688	$2,405	$8,246	$321	$164	$4	$589	$—

      The accompanying notes are an integral part of these financial statements.
      FSA-10

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Goldman Sachs Variable Insurance Trust
	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value SC	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC
Assets
Investments in subaccounts at fair value	$1,053	$2,549	$15	$58	$4,150	$65	$19	$405	$688
Receivable from Protective Life & Annuity Insurance Company	1	—	—	—	1	—	—	—	1
Total Assets	1,054	2,549	15	58	4,151	65	19	405	689
Liabilities
Payable to Protective Life & Annuity Insurance Company	1	—	—	—	1	—	—	—	1
Net Assets	$1,053	$2,549	$15	$58	$4,150	$65	$19	$405	$688
Units Outstanding	48	126	—	1	139	1	—	38	28
Shares Owned in each Portfolio	115	156	1	5	348	4	1	37	63
Fair Value per Share	$9.19	$16.37	$12.62	$11.90	$11.91	$17.93	$18.04	$10.85	$11.00
Investment in Portfolio shares, at Cost	$1,135	$2,298	$13	$53	$3,937	$54	$11	$400	$794

      The accompanying notes are an integral part of these financial statements.
      FSA-11

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Capital Appreciation Fund/VA	Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	Invesco Oppenheimer VI Global Fund/VA	Invesco Oppenheimer VI Global Fund/VA SC	Invesco Oppenheimer VI Global Strategic Income Fund/VA	Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	Invesco Oppenheimer VI Government Money Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA
Assets
Investments in subaccounts at fair value	$107	$734	$66	$87	$3,375	$10	$5,339	$6,476	$27
Receivable from Protective Life & Annuity Insurance Company	—	1	—	—	—	—	—	10	—
Total Assets	107	735	66	87	3,375	10	5,339	6,486	27
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	1	—	—	—	—	—	8	—
Net Assets	$107	$734	$66	$87	$3,375	$10	$5,339	$6,478	$27
Units Outstanding	3	28	2	2	128	—	366	2,013	1
Shares Owned in each Portfolio	2	13	1	2	80	2	1,041	6,476	1
Fair Value per Share	$59.77	$58.67	$83.82	$42.55	$41.95	$4.97	$5.13	$1.00	$29.44
Investment in Portfolio shares, at Cost	$69	$638	$43	$61	$2,982	$10	$5,866	$—	$19

      The accompanying notes are an integral part of these financial statements.
      FSA-12

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Main Street Fund/VA SC	Invesco VI American Franchise I	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II
Assets
Investments in subaccounts at fair value	$1,578	$86	$318	$10,007	$81	$862	$2,138	$724	$404
Receivable from Protective Life & Annuity Insurance Company	2	—	—	1	—	1	—	—	—
Total Assets	1,580	86	318	10,008	81	863	2,138	724	404
Liabilities
Payable to Protective Life & Annuity Insurance Company	2	—	—	1	—	1	—	—	—
Net Assets	$1,578	$86	$318	$10,007	$81	$862	$2,138	$724	$404
Units Outstanding	60	6	17	710	2	34	105	47	38
Shares Owned in each Portfolio	54	1	20	933	5	50	123	41	35
Fair Value per Share	$29.05	$67.15	$15.74	$10.73	$17.16	$17.09	$17.42	$17.78	$11.50
Investment in Portfolio shares, at Cost	$1,456	$66	$315	$11,665	$58	$835	$2,022	$661	$417

      The accompanying notes are an integral part of these financial statements.
      FSA-13

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Invesco Variable Insurance Funds					Clayton Street Trust			Legg Mason Partners Variable Equity Trust
	Invesco VI Growth & Income I	Invesco VI Growth & Income II	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II	Protective Life Dynamic Allocation Series — Conservative	Protective Life Dynamic Allocation Series — Growth	Protective Life Dynamic Allocation Series — Moderate	ClearBridge Variable Mid Cap II
Assets
Investments in subaccounts at fair value	$52	$6,289	$255	$374	$45	$767	$143	$497	$1,292
Receivable from Protective Life & Annuity Insurance Company	—	—	—	1	—	1	—	1	2
Total Assets	52	6,289	255	375	45	768	143	498	1,294
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	—	—	1	—	1	—	1	2
Net Assets	$52	$6,289	$255	$374	$45	$767	$143	$497	$1,292
Units Outstanding	2	273	18	23	3	65	11	40	59
Shares Owned in each Portfolio	3	330	7	70	3	65	11	40	57
Fair Value per Share	$19.09	$19.06	$38.48	$5.31	$16.60	$11.73	$13.41	$12.45	$22.48
Investment in Portfolio shares, at Cost	$49	$6,293	$235	$340	$45	$730	$112	$445	$1,074

      The accompanying notes are an integral part of these financial statements.
      FSA-14

      THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

      STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
      As of December 31, 2019
      ($ in thousands, except Fair Value per Share)

	Legg Mason Partners Variable Equity Trust		Lord Abbett Series Fund, Inc.
	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC
Assets
Investments in subaccounts at fair value	$672	$9,012	$7,802	$772	$—	$318	$808	$—	$224
Receivable from Protective Life & Annuity Insurance Company	1	—	1	1	—	—	1	—	—
Total Assets	673	9,012	7,803	773	—	318	809	—	224
Liabilities
Payable to Protective Life & Annuity Insurance Company	1	—	1	1	—	—	1	—	—
Net Assets	$672	$9,012	$7,802	$772	$—	$318	$808	$—	$224
Units Outstanding	24	681	426	28	—	14	27	—	11
Shares Owned in each Portfolio	26	662	646	48	—	9	62	—	9
Fair Value per Share	$26.11	$13.62	$12.08	$15.96	$—	$34.57	$13.02	$—	$23.74
Investment in Portfolio shares, at Cost	$603	$7,093	$8,014	$720	$—	$224	$759	$—	$194
The accompanying notes are an integral part of these financial statements.
FSA-15

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	Lord Abbett Series Fund, Inc.	MFS Variable Insurance Trust
	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC	MFS Investors Trust IC	MFS Investors Trust SC	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC
Assets
Investments in subaccounts at fair value	$3,035	$77	$712	$64	$469	$9	$714	$26	$52
Receivable from Protective Life & Annuity Insurance Company	—	—	1	—	1	—	1	—	—
Total Assets	3,035	77	713	64	470	9	715	26	52
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	—	1	—	1	—	1	—	—
Net Assets	$3,035	$77	$712	$64	$469	$9	$714	$26	$52
Units Outstanding	150	1	21	2	16	—	20	1	1
Shares Owned in each Portfolio	183	1	13	2	14	—	40	1	2
Fair Value per Share	$16.54	$59.40	$56.82	$33.27	$32.77	$20.28	$18.02	$29.49	$29.05
Investment in Portfolio shares, at Cost	$2,975	$31	$393	$39	$286	$6	$638	$18	$49

The accompanying notes are an integral part of these financial statements.
FSA-16

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	MFS Variable Insurance Trust						MFS Variable Insurance Trust II
	MFS Total Return IC	MFS Total Return SC	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond Series SC	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock SC
Assets
Investments in subaccounts at fair value	$56	$217	$5	$224	$1,553	$495	$5	$15	$132
Receivable from Protective Life & Annuity Insurance Company	—	—	—	—	—	1	—	—	—
Total Assets	56	217	5	224	1,553	496	5	15	132
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	—	—	—	—	1	—	—	—
Net Assets	$56	$217	$5	$224	$1,553	$495	$5	$15	$132
Units Outstanding	2	8	—	7	126	20	—	1	7
Shares Owned in each Portfolio	2	9	—	6	117	24	—	—	6
Fair Value per Share	$24.90	$24.43	$35.18	$34.56	$13.24	$20.52	$16.79	$29.47	$22.27
Investment in Portfolio shares, at Cost	$42	$160	$3	$154	$1,535	$313	$4	$8	$105

The accompanying notes are an integral part of these financial statements.
FSA-17

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
As of December 31, 2019
($ in thousands, except Fair Value per Share)

	PIMCO Variable Insurance Trust							Royce Capital Fund		The Universal Institutional Funds, Inc.
	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long-Term US Government Advisor	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Return Total Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Morgan Stanley VIF, Inc. Global Real Estate II
Assets
Investments in subaccounts at fair value	$301	$951	$1,425	$2,124	$5,431	$1,795	$12,589	$953	$2,715	$394
Receivable from Protective Life & Annuity Insurance Company	—	1	2	—	—	—	1	1	—	—
Total Assets	301	952	1,427	2,124	5,431	1,795	12,590	954	2,715	394
Liabilities
Payable to Protective Life & Annuity Insurance Company	—	1	2	—	—	—	1	1	—	—
Net Assets	$301	$951	$1,425	$2,124	$5,431	$1,795	$12,589	$953	$2,715	$394
Units Outstanding	25	70	96	206	486	176	1,056	76	160	27
Shares Owned in each Portfolio	28	84	110	208	430	174	1,142	100	339	36
Fair Value per Share	$10.92	$11.30	$12.90	$10.20	$12.64	$10.32	$11.02	$9.54	$8.01	$10.80
Investment in Portfolio shares, at Cost	$292	$844	$1,435	$2,196	$6,115	$1,779	$13,040	$1,022	$3,090	$324

The accompanying notes are an integral part of these financial statements.
FSA-18

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Variable Insurance Products Trust									Fidelity Variable Insurance Products
	American Funds IS Asset Allocation Class 4	American Funds IS Blue Chip Income & Growth Class 4	American Funds IS Bond Class 4	American Funds IS Global Growth Class 4	American Funds IS Global Growth-Income Class 4	American Funds IS Global Small Capitalization Class 4	American Funds IS Growth Class 4	American Funds IS New World Class 4	American Funds IS US Govt/AAA Rated Securities Class 4	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$6	$2	$—	$3	$—	$—	$1	$—	$—	$13	$3
Expenses
Mortality and expense risk and administrative charges	4	1	—	4	—	—	2	—	—	94	3
Net investment income (loss)	2	1	—	(1)	—	—	(1)	—	—	(81)	—
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	1	—	—	1	—	2	1	—	—	20	1
Capital gain distributions	17	6	—	16	—	—	14	—	—	401	11
Net realized gain (loss) on investments	18	6	—	17	—	2	15	—	—	421	12
Net unrealized appreciation (depreciation) on investments	40	7	1	67	—	2	20	2	—	1,012	26
Net realized and unrealized gain (loss) on investments	58	13	1	84	—	4	35	2	—	1,433	38
Net increase (decrease) in net assets resulting from operations	$60	$14	$1	$83	$—	$4	$34	$2	$—	$1,352	$38

The accompanying notes are an integral part of these financial statements.
FSA-19

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Fidelity Variable Insurance Products			Franklin Templeton Variable Insurance Products Trust
	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$130	$140	$27	$—	$303	$97	$75	$4	$—
Expenses
Mortality and expense risk and administrative charges	119	82	45	8	77	63	77	8	20
Net investment income (loss)	11	58	(18)	(8)	226	34	(2)	(4)	(20)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	253	8	(223)	17	8	(99)	75	(23)	1
Capital gain distributions	84	—	248	33	92	517	931	64	185
Net realized gain (loss) on investments	337	8	25	50	100	418	1,006	41	186
Net unrealized appreciation (depreciation) on investments	1,395	356	288	69	186	43	68	52	81
Net realized and unrealized gain (loss) on investments	1,732	364	313	119	286	461	1,074	93	267
Net increase (decrease) in net assets resulting from operations	$1,743	$422	$295	$111	$512	$495	$1,072	$89	$247

The accompanying notes are an integral part of these financial statements.
FSA-20

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust					Goldman Sachs Variable Insurance Trust
	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$126	$3	$33	$534	$9	$2	$—	$13	$—
Expenses
Mortality and expense risk and administrative charges	62	8	32	107	4	2	—	7	—
Net investment income (loss)	64	(5)	1	427	5	—	—	6	—
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(48)	(58)	(19)	(108)	(57)	—	—	(12)	—
Capital gain distributions	—	—	19	—	63	7	—	—	—
Net realized gain (loss) on investments	(48)	(58)	—	(108)	6	7	—	(12)	—
Net unrealized appreciation (depreciation) on investments	147	106	204	(262)	27	10	—	60	—
Net realized and unrealized gain (loss) on investments	99	48	204	(370)	33	17	—	48	—
Net Increase (Decrease) in Net Assets Resulting from Operations	$163	$43	$205	$57	$38	$17	$—	$54	$—

The accompanying notes are an integral part of these financial statements.
FSA-21

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Goldman Sachs Variable Insurance Trust
	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value SC	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$12	$13	$—	$—	$2	$1	$—	$10	$—
Expenses
Mortality and expense risk and administrative charges	14	32	—	1	48	1	—	5	8
Net investment income (loss)	(2)	(19)	—	(1)	(46)	—	—	5	(8)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	(6)	27	—	1	(5)	—	—	(1)	3
Capital gain distributions	36	89	—	6	408	2	—	—	132
Net realized gain (loss) on investments	30	116	—	7	403	2	—	(1)	135
Net unrealized appreciation (depreciation) on investments	194	349	3	9	374	10	3	26	(26)
Net realized and unrealized gain (loss) on investments	224	465	3	16	777	12	3	25	109
Net Increase (Decrease) in Net Assets Resulting from Operations	$222	$446	$3	$15	$731	$12	$3	$30	$101

The accompanying notes are an integral part of these financial statements.
FSA-22

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Capital Appreciation Fund/VA	Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	Invesco Oppenheimer VI Global Fund/VA	Invesco Oppenheimer VI Global Fund/VA SC	Invesco Oppenheimer VI Global Strategic Income Fund/VA	Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	Invesco Oppenheimer VI Government Money Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$—	$—	$—	$—	$16	$—	$186	$367	$—	$13
Expenses
Mortality and expense risk and administrative charges	1	8	1	1	38	—	79	283	—	20
Net investment income (loss)	(1)	(8)	(1)	(1)	(22)	—	107	84	—	(7)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	—	(3)	—	—	(55)	—	(65)	—	—	2
Capital gain distributions	10	53	8	12	352	—	—	—	4	249
Net realized gain (loss) on investments	10	50	8	12	297	—	(65)	—	4	251
Net unrealized appreciation (depreciation) on investments	20	76	12	10	149	1	437	—	2	62
Net realized and unrealized gain (loss) on investments	30	126	20	22	446	1	372	—	6	313
Net Increase (Decrease) in Net Assets Resulting from Operations	$29	$118	$19	$21	$424	$1	$479	$84	$6	$306

The accompanying notes are an integral part of these financial statements.
FSA-23

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco VI American Franchise I	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$—	$1	$—	$2	$11	$49	$25	$9	$1	$78
Expenses
Mortality and expense risk and administrative charges	1	3	147	1	8	27	9	5	1	62
Net investment income (loss)	(1)	(2)	(147)	1	3	22	16	4	—	16
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	2	(20)	(198)	(2)	(48)	(19)	(5)	(1)	—	(282)
Capital gain distributions	11	22	—	10	82	151	1	—	6	554
Net realized gain (loss) on investments	13	2	(198)	8	34	132	(4)	(1)	6	272
Net unrealized appreciation (depreciation) on investments	11	29	1,665	7	6	65	83	14	4	63
Net realized and unrealized gain (loss) on investments	24	31	1,467	15	40	197	79	13	10	335
Net Increase (Decrease) in Net Assets Resulting from Operations	$23	$29	$1,320	$16	$43	$219	$95	$17	$10	$351

The accompanying notes are an integral part of these financial statements.
FSA-24

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds			Clayton Street Trust			Legg Mason Partners Variable Equity Trust
	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II	Protective Life Dynamic Allocation Series — Conservative	Protective Life Dynamic Allocation Series — Growth	Protective Life Dynamic Allocation Series — Moderate	ClearBridge Variable Mid Cap II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$4	$—	$—	$11	$2	$7	$4	$—	$184
Expenses
Mortality and expense risk and administrative charges	3	5	—	10	2	6	15	8	134
Net investment income (loss)	1	(5)	—	1	—	1	(11)	(8)	50
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	—	(4)	(6)	—	1	(1)	4	(9)	236
Capital gain distributions	18	61	5	14	4	4	12	59	—
Net realized gain (loss) on investments	18	57	(1)	14	5	3	16	50	236
Net unrealized appreciation (depreciation) on investments	19	20	—	45	10	39	167	7	961
Net realized and unrealized gain (loss) on investments	37	77	(1)	59	15	42	183	57	1,197
Net Increase (Decrease) in Net Assets Resulting from Operations	$38	$72	$(1)	$60	$15	$43	$172	$49	$1,247

The accompanying notes are an integral part of these financial statements.
FSA-25

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Lord Abbett Series Fund, Inc.								MFS Variable Insurance Trust
	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$299	$11	$2	$5	$—	$1	$2	$37	$—	$—
Expenses
Mortality and expense risk and administrative charges	118	10	3	4	12	1	2	36	1	8
Net investment income (loss)	181	1	(1)	1	(12)	—	—	1	(1)	(8)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	28	23	(76)	10	17	(28)	(9)	(79)	—	19
Capital gain distributions	—	35	79	20	74	—	4	74	6	54
Net realized gain (loss) on investments	28	58	3	30	91	(28)	(5)	(5)	6	73
Net unrealized appreciation (depreciation) on investments	696	76	19	26	99	44	22	278	16	115
Net realized and unrealized gain (loss) on investments	724	134	22	56	190	16	17	273	22	188
Net Increase (Decrease) in Net Assets Resulting from Operations	$905	$135	$21	$57	$178	$16	$17	$274	$21	$180

The accompanying notes are an integral part of these financial statements.
FSA-26

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust
	MFS Investors Trust IC	MFS Investors Trust SC	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$—	$2	$—	$—	$—	$—	$1	$4
Expenses
Mortality and expense risk and administrative charges	1	7	—	10	—	1	1	3
Net investment income (loss)	(1)	(5)	—	(10)	—	(1)	—	1
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	—	19	2	6	—	3	—	7
Capital gain distributions	4	27	1	133	2	5	2	6
Net realized gain (loss) on investments	4	46	3	139	2	8	2	13
Net unrealized appreciation (depreciation) on investments	12	76	—	92	4	6	7	24
Net realized and unrealized gain (loss) on investments	16	122	3	231	6	14	9	37
Net Increase (Decrease) in Net Assets Resulting from Operations	$15	$117	$3	$221	$6	$13	$9	$38

The accompanying notes are an integral part of these financial statements.
FSA-27

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust				MFS Variable Insurance Trust II
	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond Series SC	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$—	$9	$52	$9	$—	$—	$—
Expenses
Mortality and expense risk and administrative charges	—	3	23	7	—	—	2
Net investment income (loss)	—	6	29	2	—	—	(2)
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	3	9	(2)	12	—	—	8
Capital gain distributions	—	1	—	22	—	1	13
Net realized gain (loss) on investments	3	10	(2)	34	—	1	21
Net unrealized appreciation (depreciation) on investments	(1)	33	107	82	1	2	29
Net realized and unrealized gain (loss) on investments	2	43	105	116	1	3	50
Net Increase (Decrease) in Net Assets Resulting from Operations	$2	$49	$134	$118	$1	$3	$48

The accompanying notes are an integral part of these financial statements.
FSA-28

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	PIMCO Variable Insurance Trust							Royce Capital Fund		The Universal Institutional Funds, Inc.
	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long- Term US Government Advisor	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Morgan Stanley VIF, Inc. Global Real Estate II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
Investment Income
Dividend income	$9	$25	$29	$58	$94	$45	$387	$—	$11	$10
Expenses
Mortality and expense risk and administrative charges	4	15	21	29	84	25	189	8	22	5
Net investment income (loss)	5	10	8	29	10	20	198	(8)	(11)	5
Net Realized and Unrealized Gains (Losses) on Investments
Net realized gain (loss) on redemption of investments	1	43	53	(7)	(182)	(1)	(75)	(14)	(215)	1
Capital gain distributions	—	—	—	—	—	—	—	85	316	18
Net realized gain (loss) on investments	1	43	53	(7)	(182)	(1)	(75)	71	101	19
Net unrealized appreciation (depreciation) on investments	13	154	116	34	574	6	756	18	(99)	31
Net realized and unrealized gain (loss) on investments	14	197	169	27	392	5	681	89	2	50
Net Increase (Decrease) in Net Assets Resulting from Operations	$19	$207	$177	$56	$402	$25	$879	$81	$(9)	$55

The accompanying notes are an integral part of these financial statements.
FSA-29

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2019
($ in thousands)

	American Funds Variable Insurance Products Trust									Fidelity Variable Insurance Products
	American Funds IS Asset Allocation Class 4	American Funds IS Blue Chip Income & Growth Class 4	American Funds IS Bond Class 4	American Funds IS Global Growth Class 4	American Funds IS Global Growth- Income Class 4	American Funds IS Global Small Capitalization Class 4	American Funds IS Growth Class 4	American Funds IS New World Class 4	American Funds IS US Govt/AAA Rated Securities Class 4	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$2	$1	$—	$(1)	$—	$—	$(1)	$—	$—	$(81)	$—
Net realized gain (loss) on investments	18	6	—	17	—	2	15	—	—	421	12
Net unrealized appreciation (depreciation) on investments	40	7	1	67	—	2	20	2	—	1,012	26
Net increase (decrease) in net assets resulting from operations	60	14	1	83	—	4	34	2	—	1,352	38
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	—	—	—	3	—
Contract maintenance fees	(4)	(1)	—	(2)	—	—	(2)	—	—	(77)	—
Contract owners' benefits	(7)	(1)	—	(17)	—	—	(2)	—	—	(770)	—
Transfer (to) from other portfolios	(1)	—	(1)	(20)	3	(2)	—	(1)	9	3,758	(6)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(12)	(2)	(1)	(39)	3	(2)	(4)	(1)	9	2,914	(6)
Total increase (decrease) in net assets	48	12	—	44	3	2	30	1	9	4,266	32
Net Assets
Beginning of period	314	74	20	266	—	7	116	8	—	3,061	153
End of period	$362	$86	$20	$310	$3	$9	$146	$9	$9	$7,327	$185

The accompanying notes are an integral part of these financial statements.
FSA-30

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Fidelity Variable Insurance Products			Franklin Templeton Variable Insurance Products Trust
	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$11	$58	$(18)	$(8)	$226	$34	$(2)	$(4)	$(20)
Net realized gain (loss) on investments	337	8	25	50	100	418	1,006	41	186
Net unrealized appreciation (depreciation) on investments	1,395	356	288	69	186	43	68	52	81
Net increase (decrease) in net assets resulting from operations	1,743	422	295	111	512	495	1,072	89	247
From Variable Annuity Contract Transactions
Contract owners' net payments	—	1	—	—	1	1	—	—	—
Contract maintenance fees	(103)	(71)	(35)	(7)	(76)	(55)	(72)	(7)	(16)
Contract owners' benefits	(801)	(682)	(355)	(124)	(895)	(474)	(580)	(51)	(122)
Transfer (to) from other portfolios	3,378	110	2,599	240	4,230	3,350	3,293	429	622
Net increase (decrease) in net assets resulting from variable annuity contract transactions	2,474	(642)	2,209	109	3,260	2,822	2,641	371	484
Total increase (decrease) in net assets	4,217	(220)	2,504	220	3,772	3,317	3,713	460	731
Net Assets
Beginning of period	4,551	5,659	1,999	244	1,900	2,098	2,436	338	633
End of period	$8,768	$5,439	$4,503	$464	$5,672	$5,415	$6,149	$798	$1,364
The accompanying notes are an integral part of these financial statements.
FSA-31

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust					Goldman Sachs Variable Insurance Trust
	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$64	$(5)	$1	$427	$5	$—	$—	$6	$—
Net realized gain (loss) on investments	(48)	(58)	—	(108)	6	7	—	(12)	—
Net unrealized appreciation (depreciation) on investments	147	106	204	(262)	27	10	—	60	—
Net increase (decrease) in net assets resulting from operations	163	43	205	57	38	17	—	54	—
From Variable Annuity Contract Transactions
Contract owners' net payments	1	—	—	5	—	—	—	—	—
Contract maintenance fees	(56)	(5)	(25)	(107)	(4)	(2)	—	(4)	—
Contract owners' benefits	(446)	(39)	(42)	(1,093)	(7)	(37)	—	(72)	—
Transfer (to) from other portfolios	(28)	609	540	(26)	46	2	—	277	—
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(529)	565	473	(1,221)	35	(37)	—	201	—
Total increase (decrease) in net assets	(366)	608	678	(1,164)	73	(20)	—	255	—
Net Assets
Beginning of period	4,551	156	1,745	8,134	250	195	2	344	—
End of period	$4,185	$764	$2,423	$6,970	$323	$175	$2	$599	$—

The accompanying notes are an integral part of these financial statements.
FSA-32

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Goldman Sachs Variable Insurance Trust
	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value SC	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(2)	$(19)	$—	$(1)	$(46)	$—	$—	$5	$(8)
Net realized gain (loss) on investments	30	116	—	7	403	2	—	(1)	135
Net unrealized appreciation (depreciation) on investments	194	349	3	9	374	10	3	26	(26)
Net increase (decrease) in net assets resulting from operations	222	446	2	15	731	12	3	30	101
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	2	—	—	—	—
Contract maintenance fees	(11)	(29)	—	—	(47)	—	—	(4)	(8)
Contract owners' benefits	(175)	(214)	—	(3)	(398)	(2)	—	(71)	(29)
Transfer (to) from other portfolios	57	1,370	—	—	2,771	—	1	(17)	502
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(129)	1,127	—	(3)	2,328	(2)	1	(92)	465
Total increase (decrease) in net assets	93	1,573	2	12	3,059	10	4	(62)	566
Net Assets
Beginning of period	960	976	13	46	1,091	55	15	467	122
End of period	$1,053	$2,549	$15	$58	$4,150	$65	$19	$405	$688

The accompanying notes are an integral part of these financial statements.
FSA-33

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco Oppenheimer VI Capital Appreciation Fund/VA	Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	Invesco Oppenheimer VI Global Fund/VA	Invesco Oppenheimer VI Global Fund/VA SC	Invesco Oppenheimer VI Global Strategic Income Fund/VA	Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	Invesco Oppenheimer VI Government Money Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA	Invesco Oppenheimer VI Main Street Fund/VA SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(1)	$(8)	$(1)	$(1)	$(22)	$—	$107	$84	$—	$(7)
Net realized gain (loss) on investments	10	50	8	12	297	—	(65)	—	4	251
Net unrealized appreciation (depreciation) on investments	20	76	12	10	149	1	437	—	2	62
Net increase (decrease) in net assets resulting from operations	29	118	19	21	424	1	479	84	6	306
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	3	8	—	—
Contract maintenance fees	—	(7)	—	—	(34)	—	(71)	(271)	—	(17)
Contract owners' benefits	(10)	(42)	(9)	(12)	(214)	(8)	(621)	(2,800)	—	(170)
Transfer (to) from other portfolios	—	557	—	—	2,208	—	(26)	(45,218)	—	717
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(10)	508	(9)	(12)	1,960	(8)	(715)	(48,281)	—	530
Total increase (decrease) in net assets	19	626	10	9	2,384	(7)	(236)	(48,197)	6	836
Net Assets
Beginning of period	88	108	56	78	991	17	5,575	54,675	21	742
End of period	$107	$734	$66	$87	$3,375	$10	$5,339	$6,478	$27	$1,578

The accompanying notes are an integral part of these financial statements.
FSA-34

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco VI American Franchise I	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(1)	$(2)	$(147)	$1	$3	$22	$16	$4	$—	$16
Net realized gain (loss) on investments	13	2	(198)	8	34	132	(4)	(1)	6	272
Net unrealized appreciation (depreciation) on investments	11	29	1,665	7	6	65	83	14	4	63
Net increase (decrease) in net assets resulting from operations	23	29	1,320	16	43	219	95	17	10	351
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	—	—	—	—
Contract maintenance fees	—	(3)	(159)	—	(7)	(26)	(6)	(4)	—	(59)
Contract owners' benefits	(8)	(25)	(1,447)	(14)	(15)	(206)	(18)	(21)	—	(492)
Transfer (to) from other portfolios	—	139	(119)	—	591	1,231	337	3	—	4,748
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(8)	111	(1,725)	(14)	569	999	313	(22)	—	4,197
Total increase (decrease) in net assets	15	140	(405)	2	612	1,218	408	(5)	10	4,548
Net Assets
Beginning of period	71	178	10,412	79	250	920	316	409	42	1,741
End of period	$86	$318	$10,007	$81	$862	$2,138	$724	$404	$52	$6,289

The accompanying notes are an integral part of these financial statements.
FSA-35

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Invesco Variable Insurance Funds			Clayton Street Trust			Legg Mason Partners Variable Equity Trust
	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II	Protective Life Dynamic Allocation Series - Conservative	Protective Life Dynamic Allocation Series - Growth	Protective Life Dynamic Allocation Series - Moderate	ClearBridge Variable Mid Cap II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$1	$(5)	$—	$1	$—	$1	$(11)	$(8)	$50
Net realized gain (loss) on investments	18	57	(1)	14	5	3	16	50	236
Net unrealized appreciation (depreciation) on investments	19	20	—	45	10	39	167	7	961
Net increase (decrease) in net assets resulting from operations	38	72	(1)	60	15	43	172	49	1,247
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	1	—	—
Contract maintenance fees	(3)	(5)	—	(3)	(2)	(7)	(15)	(8)	(142)
Contract owners' benefits	(43)	(91)	(2)	(11)	(7)	(25)	(127)	(111)	(1,280)
Transfer (to) from other portfolios	222	243	48	(2)	2	(14)	1,049	485	(301)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	176	147	46	(16)	(7)	(46)	908	366	(1,723)
Total increase (decrease) in net assets	214	219	45	44	8	(3)	1,080	415	(476)
Net Assets
Beginning of period	41	155	—	723	135	500	212	257	9,488
End of period	$255	$374	$45	$767	$143	$497	$1,292	$672	$9,012

The accompanying notes are an integral part of these financial statements.
FSA-36

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	Lord Abbett Series Fund, Inc.								MFS Variable Insurance Trust
	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 8/1/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$181	$1	$(1)	$1	$(12)	$—	$—	$1	$(1)	$(8)
Net realized gain (loss) on investments	28	58	3	30	91	(28)	(5)	(5)	6	73
Net unrealized appreciation (depreciation) on investments	696	76	19	26	99	44	22	278	16	115
Net increase (decrease) in net assets resulting from operations	905	135	21	57	178	16	17	274	21	180
From Variable Annuity Contract Transactions
Contract owners' net payments	3	—	—	—	—	—	—	—	—
Contract maintenance fees	(110)	(9)	(3)	(3)	(12)	(1)	(2)	(34)	—	(4)
Contract owners' benefits	(950)	(26)	(67)	(39)	(85)	(10)	(29)	(314)	(3)	(23)
Transfer (to) from other portfolios	(115)	317	(44)	31	569	(158)	128	1,957	—	40
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,172)	282	(114)	(11)	472	(169)	97	1,609	(3)	13
Total increase (decrease) in net assets	(267)	417	(93)	46	650	(153)	114	1,883	18	193
Net Assets
Beginning of period	8,069	355	93	272	158	153	110	1,152	59	519
End of period	$7,802	$772	$—	$318	$808	$—	$224	$3,035	$77	$712

The accompanying notes are an integral part of these financial statements.
FSA-37

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust
	MFS Investors Trust IC	MFS Investors Trust SC	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$(1)	$(5)	$—	$(10)	$—	$(1)	$—	$1
Net realized gain (loss) on investments	4	46	3	139	2	8	2	13
Net unrealized appreciation (depreciation) on investments	12	76	—	92	4	6	7	24
Net increase (decrease) in net assets resulting from operations	15	117	3	221	6	13	9	38
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	1	—	—	—	—
Contract maintenance fees	—	(4)	—	(8)	—	—	—	(2)
Contract owners' benefits	(3)	(49)	(12)	(31)	—	(10)	(2)	(5)
Transfer (to) from other portfolios	—	(18)	—	(59)	—	(2)	—	(34)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(3)	(71)	(12)	(97)	—	(12)	(2)	(41)
Total increase (decrease) in net assets	12	46	(9)	124	6	1	7	(3)
Net Assets
Beginning of period	52	423	18	590	20	51	49	220
End of period	$64	$469	$9	$714	$26	$52	$56	$217

The accompanying notes are an integral part of these financial statements.
FSA-38

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	MFS Variable Insurance Trust				MFS Variable Insurance Trust II
	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond Series SC	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock SC
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From Operations
Net investment income (loss)	$—	$6	$29	$2	$—	$—	$(2)
Net realized gain (loss) on investments	3	10	(2)	34	—	1	21
Net unrealized appreciation (depreciation) on investments	(1)	33	107	82	1	2	29
Net increase (decrease) in net assets resulting from operations	2	49	134	118	1	3	48
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	1
Contract maintenance fees	—	(3)	(22)	(5)	—	—	(1)
Contract owners' benefits	(14)	(34)	(174)	(44)	—	(1)	(46)
Transfer (to) from other portfolios	—	(17)	(66)	(19)	—	—	(13)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(14)	(54)	(262)	(68)	—	(1)	(59)
Total increase (decrease) in net assets	(12)	(5)	(128)	50	1	2	(11)
Net Assets
Beginning of period	17	229	1,681	445	4	13	143
End of period	$5	$224	$1,553	$495	$5	$15	$132

The accompanying notes are an integral part of these financial statements.
FSA-39

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2019
($ in thousands)

	PIMCO Variable Insurance Trust							Royce Capital Fund		The Universal Institutional Funds, Inc.
	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long- Term US Government Advisor	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Morgan Stanley VIF, Inc. Global Real Estate II
	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019	1/1/2019 to 12/31/2019
From operations
Net investment income (loss)	$5	$10	$8	$29	$10	$20	$198	$(8)	$(11)	$5
Net realized gain (loss) on investments	1	43	53	(7)	(182)	(1)	(75)	71	101	19
Net unrealized appreciation (depreciation) on investments	13	154	116	34	574	6	756	18	(99)	31
Net increase (decrease) in net assets resulting from operations	19	207	177	56	402	25	879	81	(9)	55
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	201	1	2	1	6	—	—	—
Contract maintenance fees	(5)	(15)	(15)	(28)	(84)	(25)	(177)	(5)	(20)	(4)
Contract owners' benefits	(49)	(86)	(215)	(192)	(911)	(167)	(1,447)	(72)	(160)	(14)
Transfer (to) from other portfolios	284	(42)	94	26	(125)	1	(328)	569	2,042	20
Net increase (decrease) in net assets resulting from variable annuity contract transactions	230	(143)	65	(193)	(1,118)	(190)	(1,946)	492	1,862	2
Total increase (decrease) in net assets	249	64	242	(137)	(716)	(165)	(1,067)	573	1,853	57
Net Assets
Beginning of period	52	887	1,183	2,261	6,147	1,960	13,656	380	862	337
End of period	$301	$951	$1,425	$2,124	$5,431	$1,795	$12,589	$953	$2,715	$394

The accompanying notes are an integral part of these financial statements.
FSA-40

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2018
($ in thousands)

	American Funds Variable Insurance Products Trust							Fidelity Variable Insurance Products
	American Funds IS Asset Allocation Class 4	American Funds IS Blue Chip Income & Growth Class 4	American Funds IS Bond Class 4	American Funds IS Global Growth Class 4	American Funds IS Global Small Capitalization Class 4	American Funds IS Growth Class 4	American Funds IS New World Class 4	Fidelity Contrafund Portfolio SC2	Fidelity Equity Income SC2
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	9/18/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$1	$1	$—	$(2)	$—	$(1)	$—	$(85)	$1
Net realized gain (loss) on investments	14	6	—	25	—	11	—	1,293	11
Net unrealized appreciation (depreciation) on investments	(35)	(15)	—	(54)	(1)	(15)	(1)	(1,440)	(29)
Net increase (decrease) in net assets resulting from operations	(20)	(8)	—	(31)	(1)	(5)	(1)	(232)	(17)
From Variable Annuity Contract Transactions
Contract owners' net payments	29	—	20	13	—	32	—	5	—
Contract maintenance fees	(4)	(1)	—	(2)	—	(1)	—	(78)	—
Contract owners' benefits	(5)	(1)	—	(28)	—	—	—	(430)	(13)
Transfer (to) from other portfolios	—	(3)	—	(5)	—	(10)	1	(4,406)	3
Net increase (decrease) in net assets resulting from variable annuity contract transactions	20	(5)	20	(22)	—	21	1	(4,909)	(10)
Total increase (decrease) in net assets	—	(13)	20	(53)	(1)	16	—	(5,141)	(27)
Net Assets
Beginning of period	314	87	—	319	8	100	8	8,202	180
End of period	$314	$74	$20	$266	$7	$116	$8	$3,061	$153

The accompanying notes are an integral part of these financial statements.
FSA-41

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Fidelity Variable Insurance Products			Franklin Templeton Variable Insurance Products Trust
	Fidelity Index 500 Portfolio SC2	Fidelity Investment Grade Bonds SC2	Fidelity Mid Cap SC2	Franklin Flex Cap Growth VIP CL 2	Franklin Income VIP CL 2	Franklin Mutual Shares VIP CL 2	Franklin Rising Dividend VIP CL 2	Franklin Small Cap Value VIP CL 2	Franklin Small-Mid Cap Growth VIP CL 2
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(36)	$46	$(55)	$(9)	$265	$73	$(5)	$(4)	$(20)
Net realized gain (loss) on investments	1,114	24	725	89	201	17	537	76	149
Net unrealized appreciation (depreciation) on investments	(1,355)	(210)	(1,125)	(83)	(720)	(544)	(810)	(146)	(165)
Net increase (decrease) in net assets resulting from operations	(277)	(140)	(455)	(3)	(254)	(454)	(278)	(74)	(36)
From Variable Annuity Contract Transactions
Contract owners' net payments	39	33	6	—	5	10	—	—	—
Contract maintenance fees	(101)	(71)	(51)	(8)	(75)	(56)	(71)	(8)	(15)
Contract owners' benefits	(758)	(404)	(436)	(31)	(970)	(627)	(480)	(52)	(59)
Transfer (to) from other portfolios	(3,580)	95	(2,746)	(125)	(4,690)	(3,683)	(3,582)	(516)	(715)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(4,400)	(347)	(3,227)	(164)	(5,730)	(4,356)	(4,133)	(576)	(789)
Total increase (decrease) in net assets	(4,677)	(487)	(3,682)	(167)	(5,984)	(4,810)	(4,411)	(650)	(825)
Net Assets
Beginning of period	9,228	6,146	5,681	411	7,884	6,908	6,847	988	1,458
End of period	$4,551	$5,659	$1,999	$244	$1,900	$2,098	$2,436	$338	$633

The accompanying notes are an integral part of these financial statements.
FSA-42

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Franklin Templeton Variable Insurance Products Trust					Goldman Sachs Variable Insurance Trust
	Franklin US Government Securities VIP CL 2	Templeton Developing Markets VIP CL 2	Templeton Foreign VIP CL 2	Templeton Global Bond VIP Fund CL 2	Templeton Growth VIP CL 2	Goldman Sachs Global Trends Allocation Fund SC	Goldman Sachs International Equity Insights	Goldman Sachs International Equity Insights SC	Goldman Sachs Large Cap Value
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$67	$(4)	$23	$(122)	$4	$(2)	$—	$(1)	$—
Net realized gain (loss) on investments	(68)	177	77	(78)	59	3	—	113	—
Net unrealized appreciation (depreciation) on investments	(63)	(234)	(484)	246	(125)	(14)	(1)	(196)	—
Net increase (decrease) in net assets resulting from operations	(64)	(61)	(384)	46	(62)	(13)	(1)	(84)	—
From Variable Annuity Contract Transactions
Contract owners' net payments	1	1	—	7	—	20	—	1	—
Contract maintenance fees	(60)	(3)	(27)	(114)	(5)	(2)	—	(5)	—
Contract owners' benefits	(695)	(7)	(67)	(814)	(31)	(3)	—	(49)	—
Transfer (to) from other portfolios	70	(583)	(671)	286	(219)	(1)	—	(251)	—
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(684)	(592)	(765)	(635)	(255)	14	—	(304)	—
Total increase (decrease) in net assets	(748)	(653)	(1,149)	(589)	(317)	1	(1)	(388)	—
Net Assets
Beginning of period	5,299	809	2,894	8,723	567	194	3	732	—
End of period	$4,551	$156	$1,745	$8,134	$250	$195	$2	$344	$—

The accompanying notes are an integral part of these financial statements.
FSA-43

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Goldman Sachs Variable Insurance Trust
	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Mid Cap Value SC	Goldman Sachs Small Cap Equity Insights	Goldman Sachs Strategic Growth	Goldman Sachs Strategic Growth SC	Goldman Sachs US Equity Insights	Goldman Sachs US Equity Insights SC	Goldman Sachs VIT Core Fixed Income Fund SC	Goldman Sachs VIT Growth Opportunities SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(6)	$(29)	$—	$(1)	$(58)	$—	$—	$9	$(7)
Net realized gain (loss) on investments	22	275	2	24	1,485	9	3	—	136
Net unrealized appreciation (depreciation) on investments	(138)	(445)	(3)	(24)	(1,263)	(13)	(4)	(19)	(123)
Net increase (decrease) in net assets resulting from operations	(122)	(199)	(1)	(1)	164	(4)	(1)	(10)	6
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	—	32	—
Contract maintenance fees	(12)	(28)	—	—	(50)	—	—	(4)	(5)
Contract owners' benefits	(337)	(310)	—	(4)	(289)	(4)	—	(33)	(24)
Transfer (to) from other portfolios	(96)	(1,394)	—	—	(3,154)	—	(2)	21	(454)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(445)	(1,732)	—	(4)	(3,493)	(4)	(2)	16	(483)
Total increase (decrease) in net assets	(567)	(1,931)	(1)	(5)	(3,329)	(8)	(3)	6	(477)
Net Assets
Beginning of period	1,527	2,907	14	51	4,420	63	18	461	599
End of period	$960	$976	$13	$46	$1,091	$55	$15	$467	$122

The accompanying notes are an integral part of these financial statements.
FSA-44

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Invesco Variable Insurance Funds
	Invesco VI American Franchise I	Invesco VI American Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Comstock I	Invesco VI Comstock II	Invesco VI Equity and Income II	Invesco VI Global Real Estate II	Invesco VI Government Securities II	Invesco VI Growth & Income I	Invesco VI Growth & Income II
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(1)	$(4)	$(14)	$1	$2	$16	$18	$2	$—	$36
Net realized gain (loss) on investments	5	38	1,042	9	70	177	(24)	(1)	5	590
Net unrealized appreciation (depreciation) on investments	(8)	(66)	(1,964)	(22)	(127)	(373)	(43)	(6)	(12)	(1,175)
Net increase (decrease) in net assets resulting from operations	(4)	(32)	(936)	(12)	(55)	(180)	(49)	(5)	(7)	(549)
From Variable Annuity Contract Transactions
Contract owners' net payments	—	6	—	—	(7)	19	19	13	—	—
Contract maintenance fees	—	(4)	(162)	—	(32)	(26)	(3)	(5)	—	(77)
Contract owners' benefits	(2)	(37)	(1,131)	(2)	(442)	(234)	(61)	(32)	—	(667)
Transfer (to) from other portfolios	—	(119)	185	—		(1,247)	(176)	9	—	(5,016)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2)	(154)	(1,108)	(2)	(481)	(1,488)	(221)	(15)	—	(5,760)
Total increase (decrease) in net assets	(6)	(186)	(2,044)	(14)	(536)	(1,668)	(270)	(20)	(7)	(6,309)
Net Assets
Beginning of period	77	364	12,456	93	786	2,588	586	429	49	8,050
End of period	$71	$178	$10,412	$79	$250	$920	$316	$409	$42	$1,741
The accompanying notes are an integral part of these financial statements.
FSA-45

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Invesco Variable Insurance Funds			Janus Funds			Legg Mason Partners Variable Equity Trust
	Invesco VI International Growth II	Invesco VI Mid-Cap Growth II	Invesco VI Small Cap Equity II	Protective Life Dynamic Allocation Series - Conservative	Protective Life Dynamic Allocation Series - Growth	Protective Life Dynamic Allocation Series - Moderate	ClearBridge Variable Mid Cap II	ClearBridge Variable Small Cap Growth II	QS Legg Mason Dynamic Multi-Strategy VIT II
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(1)	$(6)	$(1)	$(1)	$(1)	$—	$(16)	$(12)	$9
Net realized gain (loss) on investments	36	45	3	1	3	—	81	264	100
Net unrealized appreciation (depreciation) on investments	(53)	(43)	(4)	(32)	(9)	(19)	(186)	(139)	(1,018)
Net increase (decrease) in net assets resulting from operations	(18)	(4)	(2)	(32)	(7)	(19)	(121)	113	(909)
From Variable Annuity Contract Transactions
Contract owners' net payments	8	—	—	524	—	36	—	—	—
Contract maintenance fees	(2)	(5)	—	(3)	(2)	(6)	(14)	(9)	(148)
Contract owners' benefits	(17)	(22)	(2)	(11)	(7)	(24)	(88)	(131)	(847)
Transfer (to) from other portfolios	(262)	(273)	(59)	3	(3)	148	(1,081)	(610)	3
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(273)	(300)	(61)	513	(12)	154	(1,183)	(750)	(992)
Total increase (decrease) in net assets	(291)	(304)	(63)	481	(19)	135	(1,304)	(637)	(1,901)
Net Assets
Beginning of period	332	459	63	242	154	365	1,516	894	11,389
End of period	$41	$155	$—	$723	$135	$500	$212	$257	$9,488

The accompanying notes are an integral part of these financial statements.
FSA-46

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Lord Abbett Series Fund, Inc.								MFS Variable Insurance Trust
	Lord Abbett Bond Debenture VC	Lord Abbett Calibrated Dividend Growth VC	Lord Abbett Classic Stock VC	Lord Abbett Growth & Income VC	Lord Abbett Growth Opportunities VC	Lord Abbett International Opportunities VC	Lord Abbett Mid Cap Stock VC	Lord Abbett Series Fundamental Equity VC	MFS Growth Series IC	MFS Growth Series SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$238	$(1)	$(6)	$(1)	$(11)	$(1)	$(2)	$(21)	$(1)	$(9)
Net realized gain (loss) on investments	180	29	59	46	144	26	(1)	349	6	64
Net unrealized appreciation (depreciation) on investments	(900)	(91)	(67)	(74)	(141)	(75)	(26)	(581)	(4)	(43)
Net increase (decrease) in net assets resulting from operations	(482)	(63)	(14)	(29)	(8)	(50)	(29)	(253)	1	12
From Variable Annuity Contract Transactions
Contract owners' net payments	17	6	(6)	—	—	—	—	1	—	(4)
Contract maintenance fees	(111)	(8)	(44)	(4)	(9)	(2)	(2)	(35)	—	(4)
Contract owners' benefits	(930)	(96)	(457)	(52)	(45)	(46)	(8)	(356)	(3)	(77)
Transfer (to) from other portfolios	500	(242)	—	(30)	(641)	17	(106)	(1,978)	(1)	—
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(524)	(340)	(507)	(86)	(695)	(31)	(116)	(2,368)	(4)	(85)
Total increase (decrease) in net assets	(1,006)	(403)	(521)	(115)	(703)	(81)	(145)	(2,621)	(3)	(73)
Net Assets
Beginning of period	9,075	758	614	387	861	234	255	3,773	62	592
End of period	$8,069	$355	$93	$272	$158	$153	$110	$1,152	$59	$519

The accompanying notes are an integral part of these financial statements.
FSA-47

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	MFS Variable Insurance Trust
	MFS Investors Trust IC	MFS Investors Trust SC	MFS New Discovery IC	MFS New Discovery SC	MFS Research IC	MFS Research SC	MFS Total Return IC	MFS Total Return SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(1)	$(5)	$—	$(11)	$—	$—	$—	$1
Net realized gain (loss) on investments	3	48	2	126	3	7	2	14
Net unrealized appreciation (depreciation) on investments	(6)	(73)	(3)	(118)	(4)	(10)	(6)	(32)
Net increase (decrease) in net assets resulting from operations	(4)	(30)	(1)	(3)	(1)	(3)	(4)	(17)
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	—	—	—	—	—	—
Contract maintenance fees	—	(4)	—	(8)	—	—	—	(3)
Contract owners' benefits	(3)	(60)	—	(92)	—	(1)	(2)	(5)
Transfer (to) from other portfolios	—	(27)	—	(99)	—	(3)	1	(12)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(3)	(91)	—	(199)	—	(4)	(1)	(20)
Total increase (decrease) in net assets	(7)	(121)	(1)	(202)	(1)	(7)	(5)	(37)
Net Assets
Beginning of period	59	544	19	792	21	58	54	257
End of period	$52	$423	$18	$590	$20	$51	$49	$220

The accompanying notes are an integral part of these financial statements.
FSA-48

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	MFS Variable Insurance Trust				MFS Variable Insurance Trust II			Oppenheimer Variable Account Funds
	MFS Utilities IC	MFS Utilities SC	MFS VIT Total Return Bond Series SC	MFS VIT Value SC	MFS VIT II Emerging Markets Equity SC	MFS VIT II International Value SC	MFS VIT II MA Investors Growth Stock SC	Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Capital Appreciation Fund/VA SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$—	$(1)	$31	$—	$—	$—	$(1)	$(1)	$(8)
Net realized gain (loss) on investments	—	3	(5)	52	—	2	11	8	90
Net unrealized appreciation (depreciation) on investments	—	(3)	(77)	(112)	(1)	(7)	(10)	(13)	(87)
Net increase (decrease) in net assets resulting from operations	—	(1)	(51)	(60)	(1)	(5)	—	(6)	(5)
From Variable Annuity Contract Transactions
Contract owners' net payments		—	—	—	—	—	1	—	4
Contract maintenance fees		(2)	(23)	(6)	—	—	(2)	—	(6)
Contract owners' benefits		(14)	(187)	(50)	(1)	—	(15)	(4)	(61)
Transfer (to) from other portfolios		(1)	66	(14)	—	(38)	(12)		(492)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	—	(17)	(144)	(70)	(1)	(38)	(28)	(4)	(555)
Total increase (decrease) in net assets	—	(18)	(195)	(130)	(2)	(43)	(28)	(10)	(560)
Net Assets
Beginning of period	17	247	1,876	575	6	56	171	98	668
End of period	$17	$229	$1,681	$445	$4	$13	$143	$88	$108

The accompanying notes are an integral part of these financial statements.
FSA-49

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	Oppenheimer Variable Account Funds
	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Government Money Fund/VA	Oppenheimer Main Street Fund/VA	Oppenheimer Main Street Fund/VA SC
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$(1)	$—	$(20)	$1	$185	$20	$—	$(6)
Net realized gain (loss) on investments	9	6	880	—	(25)	—	2	116
Net unrealized appreciation (depreciation) on investments	(13)	(19)	(1,136)	(2)	(523)	—	(4)	(235)
Net increase (decrease) in net assets resulting from operations	(5)	(13)	(276)	(1)	(363)	20	(2)	(125)
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	5	—	5	—	—	19
Contract maintenance fees	—	—	(39)	—	(72)	(287)	—	(15)
Contract owners' benefits	(2)	(4)	(488)	(1)	(592)	(2,006)	(1)	(137)
Transfer (to) from other portfolios	—	—	(2,585)	—	318	49,037	—	(753)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2)	(4)	(3,107)	(1)	(341)	46,744	(1)	(886)
Total increase (decrease) in net assets	(7)	(17)	(3,383)	(2)	(704)	46,764	(3)	(1,011)
Net Assets
Beginning of period	63	95	4,374	19	6,279	7,911	24	1,753
End of period	$56	$78	$991	$17	$5,575	$54,675	$21	$742

The accompanying notes are an integral part of these financial statements.
FSA-50

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2018
($ in thousands)

	PIMCO Variable Insurance Trust							Royce Capital Fund		The Universal Institutional Funds, Inc.
	PIMCO VIT All Asset Advisor	PIMCO VIT Global Diversified Allocation Portfolio	PIMCO VIT Long- Term US Government Advisor	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC	Morgan Stanley VIF, Inc. Global Real Estate II
	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018	1/1/2018 to 12/31/2018
From Operations
Net investment income (loss)	$—	$5	$11	$11	$64	$15	$146	$(15)	$(39)	$6
Net realized gain (loss) on investments	29	20	(14)	(14)	(125)	3	99	(2)	103	10
Net unrealized appreciation (depreciation) on investments	(41)	(128)	(58)	(27)	(191)	(16)	(565)	(22)	(169)	(60)
Net increase (decrease) in net assets resulting from operations	(12)	(103)	(61)	(30)	(252)	2	(320)	(39)	(105)	(44)
From Variable Annuity Contract Transactions
Contract owners' net payments	—	—	15	7	2	21	8	—	—	—
Contract maintenance fees	(2)	(13)	(16)	(29)	(88)	(25)	(184)	(10)	(35)	(5)
Contract owners' benefits	(10)	(42)	(71)	(378)	(706)	(173)	(1,505)	(70)	(301)	(17)
Transfer (to) from other portfolios	(398)	63	(38)	29	(38)	124	341	(631)	(2,213)	(84)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(410)	8	(110)	(371)	(830)	(53)	(1,340)	(711)	(2,549)	(106)
Total increase (decrease) in net assets	(422)	(95)	(171)	(401)	(1,082)	(51)	(1,660)	(750)	(2,654)	(150)
Net Assets
Beginning of period	474	982	1,354	2,662	7,229	2,011	15,316	1,130	3,516	487
End of period	$52	$887	$1,183	$2,261	$6,147	$1,960	$13,656	$380	$862	$337

The accompanying notes are an integral part of these financial statements.
FSA-51

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.  ORGANIZATION

The Variable Annuity Account A of Protective Life ("Separate Account") was established by Protective Life and Annuity Insurance Company ("PLAIC") on December 1, 1997, with sales beginning August 21, 1998. PLAIC is a wholly owned subsidiary of Protective Life Insurance Company ("Protective Life"), which is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC and its subsidiaries are wholly owned subsidiaries of The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (now known as Dai-ichi Life Holdings, Inc.). The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts ("Contracts") issued by PLAIC are allocated until maturity or termination of the Contracts. The following is a list of each variable annuity product funded by the Separate Account:

Access XL NY	Protective Variable Annuity NY
Elements Classic NY	Protective Variable Annuity NY (2012) L, B, C Series
Elite NY	Rewards II NY
Protective Variable Annuity II B Series NY

PLAIC has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Separate Account follows the accounting and reporting guidance in ASC Topic 946, "Financial Services — Investment Companies".

During the years ended December 31, 2019 and 2018, contract owners may elect to invest in up to one hundred and seven subaccounts as follows:

American Funds IS Asset Allocation Class 4

American Funds IS Blue Chip Income & Growth Class 4

American Funds IS Bond Class 4

American Funds IS Capital Income Builder Class 4(c)

American Funds IS Global Growth Class 4

American Funds IS Global Growth & Income Class 4

American Funds IS Global Small Capitalization Class 4

American Funds IS Growth Class 4

American Funds IS Growth — Income Class 4(c)

American Funds IS International Class 4(c)

American Funds IS New World Class 4

American Funds US Government/AAA — Rated Securities Class 4

ClearBridge Variable Mid Cap II

ClearBridge Variable Small Cap Growth II

Fidelity Contrafund Portfolio SC2

Fidelity Equity Income SC2

Fidelity Index 500 Portfolio SC2

Fidelity Investment Grade Bonds SC2

Fidelity Mid Cap SC2

Franklin Flex Cap Growth VIP CL 2

Franklin Income VIP CL 2

Franklin Mutual Global Discovery CL 2(c)

Franklin Mutual Shares VIP CL 2

Franklin Rising Dividend VIP CL 2

Franklin Small Cap Value VIP CL 2

Franklin Small-Mid Cap Growth VIP CL 2

Franklin Strategic Income VIP CL 2(c)

Franklin US Government Securities VIP CL 2

Templeton Developing Markets VIP CL 2

Templeton Foreign VIP CL 2

Templeton Global Bond VIP Fund CL 2

Templeton Growth VIP CL 2

Goldman Sachs Global Trends Allocation Fund SC

Goldman Sachs International Equity Insights

Goldman Sachs International Equity Insights SC

Goldman Sachs Large Cap Value(c)

Goldman Sachs Large Cap Value Fund SC(a)

Goldman Sachs Mid Cap Value SC

Goldman Sachs Small Cap Equity Insights

Goldman Sachs Small Cap Equity Insights SC(c)

FSA-52

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.  ORGANIZATION — (Continued)

Goldman Sachs Strategic Growth

Goldman Sachs Strategic Growth SC

Goldman Sachs US Equity Insights

Goldman Sachs US Equity Insights SC

Goldman Sachs VIT Core Fixed Income Fund SC

Goldman Sachs VIT Growth Opportunities SC

Invesco Oppenheimer VI Capital Appreciation Fund/VA(b)

Invesco Oppenheimer VI Capital Appreciation Fund/VA SC(b)

Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA(b)

Invesco Oppenheimer VI Global Fund/VA(b)

Invesco Oppenheimer VI Global Fund/VA SC(b)

Invesco Oppenheimer VI Global Strategic Income Fund/VA(b)

Invesco Oppenheimer VI Global Strategic Income Fund/VA SC(b)

Invesco Oppenheimer VI Government Money Fund/VA(b)

Invesco Oppenheimer VI Main Street Fund/VA(b)

Invesco Oppenheimer VI Main Street Fund/VA SC(b)

Invesco VI American Franchise I

Invesco VI American Value II

Invesco VI Balanced Risk Allocation II

Invesco VI Comstock I

Invesco VI Comstock II

Invesco VI Equity and Income II

Invesco VI Global Real Estate II

Invesco VI Government Securities II

Invesco VI Growth & Income I

Invesco VI Growth & Income II

Invesco VI International Growth II

Invesco VI Mid-Cap Growth II

Invesco VI Small Cap Equity II

Protective Life Dynamic Allocation Series — Conservative

Protective Life Dynamic Allocation Series — Growth

Protective Life Dynamic Allocation Series — Moderate

Lord Abbett Bond Debenture VC

Lord Abbett Calibrated Dividend Growth VC

Lord Abbett Classic Stock VC(d)

Lord Abbett Growth & Income VC(a)

Lord Abbett Growth Opportunities VC

Lord Abbett International Opportunities VC(d)

Lord Abbett Mid Cap Stock VC

Lord Abbett Series Fundamental Equity VC

MFS Growth Series IC

MFS Growth Series SC

MFS Investors Trust IC

MFS Investors Trust SC

MFS New Discovery IC

MFS New Discovery SC

MFS Research IC

MFS Research SC

MFS Total Return IC

MFS Total Return SC

MFS Utilities IC

MFS Utilities SC

MFS VIT Total Return Bond Series SC

MFS VIT Value SC

MFS VIT II Emerging Markets Equity SC

MFS VIT II International Value SC

MFS VIT II MA Investors Growth Stock SC

Morgan Stanley VIF, Inc. Global Real Estate II(a)

PIMCO VIT All Asset Advisor

PIMCO VIT Global Diversified Allocation Portfolio

PIMCO VIT Long-Term US Government Advisor

PIMCO VIT Low Duration Advisor

PIMCO VIT Real Return Advisor

PIMCO VIT Short-Term Advisor

PIMCO VIT Total Return Advisor

QS Legg Mason Dynamic Multi-Strategy VIT II

Royce Capital Fund Micro-Cap SC

Royce Capital Fund Small-Cap SC

(a)  Not available for new contracts

(b)  Effective May 24, 2019, Oppenheimer Funds rebranded as Invesco

(c)  No activity for 2019

(d)  For the period from January 1, 2019 to August 1, 2019 (date of liquidation)

FSA-53

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

1.  ORGANIZATION — (Continued)

Gross premiums from the Contracts are allocated to the subaccounts in accordance with contract owner instructions and are recorded as variable annuity contract transactions in the statement of changes in net assets. Such amounts are used to provide account funds to pay contract values under the Contracts. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from PLAIC's other assets and liabilities.

Contract owners may allocate some or all of the applicable gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of PLAIC's General Account. The assets of PLAIC's General Account support its insurance and annuity obligations and are subject to PLAIC's general liabilities from business operations. The Guaranteed Account's balance as of December 31, 2019 was approximately $1.5 million.

2.  SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

Investments are made and measured in shares and are valued at the net asset values of the respective fund portfolios ("Funds"), whose investments are stated at fair value. The net assets of each subaccount of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds. Transactions with the Funds are recorded on the trade date.

Net Realized Gains and Losses

Net realized gains and losses on investments include gains and losses on redemptions of the Funds' shares (determined for each product using the last-in-first-out (LIFO) basis) and capital gain distributions from the Funds.

Dividend Income and Capital Gain Distributions

Dividend income and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the portfolio. Ordinary dividend and capital gain distributions are from net investment income and net realized gains, respectively, as recorded in the financial statements of the underlying Funds.

Accumulation Unit Value

The Accumulation Unit Value for each class of Accumulation Units in a subaccount at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor as defined in the underlying product prospectuses.

Net transfers (to) from Subaccounts or Affiliate

Net transfers (to) from affiliate or subaccounts include transfers of all or part of the contract owner's interest to or from another subaccount or to the general account of PLAIC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as

FSA-54

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

2.  SIGNIFICANT ACCOUNTING POLICIES — (Continued)

the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The results of the operations of the Separate Account are included in the federal income tax return of PLC. Under the provisions of the contracts, PLAIC has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax during the year ended December 31, 2019. Management will periodically review the application of this policy in the event of changes in tax law. Accordingly, a change may be made in future years to consider charges for any federal income taxes that would be attributable to the contracts.

Annuity Payouts

Net assets allocated to contracts in the annuity payout period are computed according to the Annuity 2000 Mortality Table. The assumed investment return is 5%. The mortality risk is fully borne by PLAIC and may result in additional amounts being transferred into the Separate Account by PLAIC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to PLAIC for the calculated or excess differential. As of December 31, 2019, there are no contracts in the annuity payout phase.

Risks and Uncertainties

The Separate Account provides for various subaccount investment options in any combination of mutual funds, each of which bears exposure to the market, credit and liquidity risks of the underlying portfolio in which it invests. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the statements of assets and liabilities, of operations and of changes in net assets. Accordingly, these financial statements should be read in conjunction with the financial statements and footnotes of the underlying mutual funds identified in Note 1.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Separate Account determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Separate Account has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy as outlined within the applicable guidance. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. As there are no level 3 assets in any period presented, disclosure of transfers between level 3 or disclosure of a reconciliation of level 3 assets is not required. In addition, there are no other financial assets or assets valued on a non-recurring basis.

FSA-55

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Financial assets recorded at fair value in the Statement of Assets and Liabilities are categorized as follows:

Level 1: Unadjusted quoted prices for identical assets in an active market.

Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a) Quoted prices for similar assets in active markets

  b) Quoted prices for identical or similar assets in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset.

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Separate Account determines the fair values of certain financial assets based on quoted market prices. All of the investments in the subaccounts of the Separate Account are classified as Level 1 in the fair value hierarchy and consist of open-ended mutual funds with readily determinable fair values. Participants may, without restriction, transact at the daily net asset value ("NAV") of the mutual funds. The NAV represents the daily per share value based on the fair value of the underlying portfolio of investments of the respective mutual funds.

4.  CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the years ended December 31, 2019 and 2018 were as follows:

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds IS Asset Allocation Class 4	0	1	(1)	3	1	2
American Funds IS Blue Chip Income & Growth Class 4	1	1	0	0	0	0
American Funds IS Bond Class 4	0	0	0	2	0	2
American Funds IS Global Growth Class 4	1	4	(3)	2	4	(2)
American Funds IS Global Small Capitalization Class 4	19	19	0	0	0	0
American Funds IS Growth Class 4	0	0	0	2	1	1
American Funds IS New World Class 4	4	4	0	0	0	0

FSA-56

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
American Funds IS US Govt/AAA Class 4 4	1	0	1	0	0	0
ClearBridge Variable Mid Cap II	92	45	47	74	139	(65)
ClearBridge Variable Small Cap Growth II	49	35	14	7	37	(30)
Fidelity Contrafund Portfolio SC2	268	123	145	95	342	(247)
Fidelity Equity Income SC2	0	0	0	0	1	(1)
Fidelity Index 500 Portfolio SC2	266	154	112	103	310	(207)
Fidelity Investment Grade Bonds SC2	27	82	(55)	29	58	(29)
Fidelity Mid Cap SC2	563	453	110	62	239	(177)
Franklin Flex Cap Growth VIP CL 2	35	30	5	34	43	(9)
Franklin Income VIP CL 2	420	194	226	336	735	(399)
Franklin Mutual Shares VIP CL 2	634	471	163	455	734	(279)
Franklin Rising Dividend VIP CL 2	233	105	128	104	314	(210)
Franklin Small Cap Value VIP CL 2	72	54	18	15	44	(29)
Franklin Small-Mid Cap Growth VIP CL 2	46	20	26	15	58	(43)
Franklin US Government Securities VIP CL 2	12	63	(51)	26	91	(65)
Templeton Developing Markets VIP CL 2	190	141	49	104	159	(55)
Templeton Foreign VIP CL 2	172	129	43	119	183	(64)
Templeton Global Bond VIP Fund CL 2	24	128	(104)	48	105	(57)
Templeton Growth VIP CL 2	55	50	5	24	42	(18)
Goldman Sachs Global Trends Allocation Fund SC	0	3	(3)	2	1	1
Goldman Sachs International Equity Insights	0	0	0	0	0	0
Goldman Sachs International Equity Insights SC	90	76	14	49	71	(22)
Goldman Sachs Large Cap Value	0	0	0	0	0	0
Goldman Sachs Large Cap Value Fund SC	7	12	(5)	30	54	(24)
Goldman Sachs Mid Cap Value SC	131	65	66	73	176	(103)
Goldman Sachs Small Cap Equity Insights	0	0	0	0	0	0
Goldman Sachs Strategic Growth	0	0	0	0	0	0
Goldman Sachs Strategic Growth SC	176	83	93	57	202	(145)
Goldman Sachs US Equity Insights	0	0	0	0	0	0
Goldman Sachs US Equity Insights SC	0	0	0	0	0	0
Goldman Sachs VIT Core Fixed Income Fund SC	1	10	(9)	5	4	1
Goldman Sachs VIT Growth Opportunities SC	28	6	22	10	34	(24)

FSA-57

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Invesco Oppenheimer VI Capital Appreciation Fund/VA	0	0	0	0	0	0
Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	48	24	24	14	41	(27)
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	0	0	0	0	0	0
Invesco Oppenheimer VI Global Fund/VA	0	0	0	0	0	0
Invesco Oppenheimer VI Global Fund/VA SC	239	153	86	76	223	(147)
Invesco Oppenheimer VI Global Strategic Income Fund/VA	0	0	0	0	0	0
Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	6	62	(56)	39	65	(26)
Invesco Oppenheimer VI Government Money Fund/VA	18,091	32,784	(14,693)	26,676	12,619	14,057
Invesco Oppenheimer VI Main Street Fund/VA	0	0	0	0	0	0
Invesco Oppenheimer VI Main Street Fund/VA SC	49	26	23	76	118	(42)
Invesco VI American Franchise I	0	1	(1)	0	0	0
Invesco VI American Value II	33	28	5	3	12	(9)
Invesco VI Balanced Risk Allocation II	8	131	(123)	28	113	(85)
Invesco VI Comstock I	0	0	0	0	0	0
Invesco VI Comstock II	105	82	23	25	48	(23)
Invesco VI Equity and Income II	157	102	55	83	167	(84)
Invesco VI Global Real Estate II	34	12	22	100	118	(18)
Invesco VI Government Securities II	1	3	(2)	3	5	(2)
Invesco VI Growth & Income I	0	0	0	0	0	0
Invesco VI Growth & Income II	830	641	189	182	465	(283)
Invesco VI International Growth II	30	16	14	30	51	(21)
Invesco VI Mid-Cap Growth II	31	22	9	5	26	(21)
Invesco VI Small Cap Equity II	10	7	3	0	4	(4)
Protective Life Dynamic Allocation Series — Conservative	0	1	(1)	46	1	45
Protective Life Dynamic Allocation Series — Growth	0	1	(1)	0	1	(1)
Protective Life Dynamic Allocation Series — Moderate	0	4	(4)	16	3	13
Lord Abbett Bond Debenture VC	15	82	(67)	85	110	(25)
Lord Abbett Calibrated Dividend Growth VC	34	24	10	37	54	(17)

FSA-58

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2019			2018
Subaccount	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Lord Abbett Classic Stock VC	47	52	(5)	14	43	(29)
Lord Abbett Growth & Income VC	3	3	0	1	5	(4)
Lord Abbett Growth Opportunities VC	52	31	21	20	52	(32)
Lord Abbett International Opportunities VC	0	12	(12)	2	2	0
Lord Abbett Mid Cap Stock VC	27	21	6	10	18	(8)
Lord Abbett Series Fundamental Equity VC	287	202	85	174	312	(138)
MFS Growth Series IC	0	0	0	0	0	0
MFS Growth Series SC	2	2	0	0	3	(3)
MFS Investors Trust IC	0	0	0	0	0	0
MFS Investors Trust SC	0	3	(3)	0	4	(4)
MFS New Discovery IC	0	0	0	0	0	0
MFS New Discovery SC	0	3	(3)	1	7	(6)
MFS Research IC	0	0	0	0	0	0
MFS Research SC	0	0	0	0	0	0
MFS Total Return IC	0	0	0	0	0	0
MFS Total Return SC	0	1	(1)	0	1	(1)
MFS Utilities IC	0	0	0	0	0	0
MFS Utilities SC	0	2	(2)	1	1	0
MFS VIT Total Return Bond SC	1	23	(22)	7	19	(12)
MFS VIT Value SC	0	3	(3)	1	4	(3)
MFS VIT II Emerging Markets Equity SC	0	0	0	0	0	0
MFS VIT II International Value SC	0	0	0	0	3	(3)
MFS VIT II MA Investors Growth Stock SC	0	4	(4)	0	2	(2)
Morgan Stanley VIF, Inc. Global Real Estate II	4	4	0	4	13	(9)
PIMCO VIT All Asset Advisor	41	21	20	31	67	(36)
PIMCO VIT Global Diversified Allocation Portfolio	94	102	(8)	5	5	0
PIMCO VIT Long-Term US Government Advisor	110	103	7	29	38	(9)
PIMCO VIT Low Duration Advisor	5	24	(19)	8	45	(37)
PIMCO VIT Real Return Advisor	12	117	(105)	33	114	(81)
PIMCO VIT Short-Term Advisor	9	28	(19)	19	24	(5)
PIMCO VIT Total Return Advisor	23	191	(168)	76	196	(120)
QS Legg Mason Dynamic Multi-Strategy VIT II	10	146	(136)	7	86	(79)
Royce Capital Fund Micro-Cap SC	152	110	42	53	113	(60)
Royce Capital Fund Small-Cap SC	493	389	104	62	224	(162)

FSA-59

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS

The cost of purchases and proceeds from sales of investments, including distributions received and reinvested, for the year ended December 31, 2019 are as follows:

(in thousands)	Purchases	Sales
American Funds IS Asset Allocation Class 4	$27	$21
American Funds IS Blue Chip Income & Growth Class 4	15	10
American Funds IS Bond Class 4	1	2
American Funds IS Global Growth Class 4	25	49
American Funds IS Global Growth & Income Class 4	3	0
American Funds IS Global Small Capitalization Class 4	213	215
American Funds IS Growth Class 4	20	10
American Funds IS New World Class 4	51	51
American Funds IS US Govt/AAA Class 4	9	0
ClearBridge Variable Mid Cap II	1,313	405
ClearBridge Variable Small Cap Growth II	1,093	676
Fidelity Contrafund Portfolio SC2	4,668	1,435
Fidelity Equity Income SC2	15	9
Fidelity Index 500 Portfolio SC2	4,986	2,417
Fidelity Investment Grade Bonds SC2	469	1,054
Fidelity Mid Cap SC2	7,537	5,098
Franklin Flex Cap Growth VIP CL 2	532	397
Franklin Income VIP CL 2	5,057	1,480
Franklin Mutual Shares VIP CL 2	8,754	5,381
Franklin Rising Dividend VIP CL 2	4,856	1,287
Franklin Small Cap Value VIP CL 2	973	542
Franklin Small-Mid Cap Growth VIP CL 2	926	277
Franklin US Government Securities VIP CL 2	237	702
Templeton Developing Markets VIP CL 2	1,711	1,150
Templeton Foreign VIP CL 2	769	276
Templeton Global Bond VIP Fund CL 2	686	1,480
Templeton Growth VIP CL 2	347	243
Goldman Sachs Global Trends Allocation Fund SC	14	44
Goldman Sachs International Equity Insights	0	0
Goldman Sachs International Equity Insights SC	659	452
Goldman Sachs Large Cap Value	0	0
Goldman Sachs Large Cap Value Fund SC	153	247
Goldman Sachs Mid Cap Value SC	1,615	417
Goldman Sachs Small Cap Equity Insights	0	0
Goldman Sachs Strategic Growth	6	4
Goldman Sachs Strategic Growth SC	3,775	1,085
Goldman Sachs US Equity Insights	3	3
Goldman Sachs US Equity Insights SC	2	0
Goldman Sachs VIT Core Fixed Income Fund SC	17	104
Goldman Sachs VIT Growth Opportunities SC	652	64
Invesco Oppenheimer VI Capital Appreciation Fund/VA	10	11

FSA-60

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS — (Continued)

(in thousands)	Purchases	Sales
Invesco Oppenheimer VI Capital Appreciation Fund/VA SC	$787	$234
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA	8	10
Invesco Oppenheimer VI Global Fund/VA	13	13
Invesco Oppenheimer VI Global Fund/VA SC	4,073	1,783
Invesco Oppenheimer VI Global Strategic Income Fund/VA	0	9
Invesco Oppenheimer VI Global Strategic Income Fund/VA SC	255	863
Invesco Oppenheimer VI Government Money Fund/VA	32,890	81,051
Invesco Oppenheimer VI Main Street Fund/VA	4	1
Invesco Oppenheimer VI Main Street Fund/VA SC	1,166	394
Invesco VI American Franchise I	11	10
Invesco VI American Value II	456	326
Invesco VI Balanced Risk Allocation II	82	1,953
Invesco VI Comstock I	11	15
Invesco VI Comstock II	1,778	1,124
Invesco VI Equity and Income II	2,177	1,005
Invesco VI Global Real Estate II	460	131
Invesco VI Government Securities II	18	37
Invesco VI Growth & Income I	6	1
Invesco VI Growth & Income II	13,555	8,789
Invesco VI International Growth II	312	118
Invesco VI Mid-Cap Growth II	441	238
Invesco VI Small Cap Equity II	117	67
Protective Life Dynamic Allocation Series — Conservative	28	28
Protective Life Dynamic Allocation Series — Growth	10	13
Protective Life Dynamic Allocation Series — Moderate	11	52
Lord Abbett Bond Debenture VC	496	1,487
Lord Abbett Calibrated Dividend Growth VC	643	325
Lord Abbett Classic Stock VC	694	730
Lord Abbett Growth & Income VC	84	74
Lord Abbett Growth Opportunities VC	990	456
Lord Abbett International Opportunities VC	6	175
Lord Abbett Mid Cap Stock VC	343	242
Lord Abbett Series Fundamental Equity VC	4,229	2,546
MFS Growth Series IC	6	5
MFS Growth Series SC	122	64
MFS Investors Trust IC	4	4
MFS Investors Trust SC	30	80
MFS New Discovery IC	2	12
MFS New Discovery SC	142	116
MFS Research IC	3	0
MFS Research SC	5	13
MFS Total Return IC	3	3
MFS Total Return SC	11	45

FSA-61

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

5.  INVESTMENTS — (Continued)

(in thousands)	Purchases	Sales
MFS Utilities IC	$0	$14
MFS Utilities SC	10	57
MFS VIT Total Return Bond SC	62	294
MFS VIT Value SC	34	78
MFS VIT II Emerging Markets Equity SC	0	0
MFS VIT II International Value SC	1	2
MFS VIT II MA Investors Growth Stock SC	15	63
Morgan Stanley VIF, Inc. Global Real Estate II	71	47
PIMCO VIT All Asset Advisor	294	59
PIMCO VIT Global Diversified Allocation Portfolio	1,152	1,286
PIMCO VIT Long-Term US Government Advisor	1,553	1,480
PIMCO VIT Low Duration Advisor	97	260
PIMCO VIT Real Return Advisor	195	1,303
PIMCO VIT Short-Term Advisor	119	289
PIMCO VIT Total Return Advisor	597	2,344
QS Legg Mason Dynamic Multi-Strategy VIT II	232	1,904
Royce Capital Fund Micro-Cap SC	900	331
Royce Capital Fund Small-Cap SC	5,528	3,361

6.  FINANCIAL HIGHLIGHTS

PLAIC sells a number of variable annuity products that are funded by the Separate Account. These products have unique combinations of features and fees that are charged against the contract owner's account. Differences in the fee structures result in a variety of unit values, expense ratios and total returns. The following tables were developed by determining which products offered by PLAIC and funded by the Separate Account have the highest and lowest expense ratios. The summaries may not reflect or directly equate to the minimum and maximum contract charges offered by PLAIC, as contract owners may not have selected all available and applicable contract options for or during the periods presented.

A summary of the units outstanding, unit fair values, net assets for variable annuity contracts, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for each of the five years in the period ended December 31, 2019, were as follows:

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
American Funds IS Asset Allocation Class 4
2019	27	$13.51	$13.51	$362	1.74%	1.30%	1.30%	19.36%	19.36%
2018	28	$11.32	$11.32	$314	1.53%	1.30%	1.30%	–6.08%	–6.08%
2017	26	$12.05	$12.05	$314	1.59%	1.30%	1.30%	14.41%	14.41%
2016	14	$10.53	$10.53	$152	2.01%	1.30%	1.30%	7.75%	7.75%
2015	6	$9.77	$9.77	$56	1.40%	1.30%	1.30%	–0.18%	–0.18%

FSA-62

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
American Funds IS Blue Chip Income & Growth Class 4
2019	6	$13.55	$13.55	$86	1.92%	1.30%	1.30%	19.46%	19.46%
2018	6	$11.35	$11.35	$74	1.86%	1.30%	1.30%	–10.11%	–10.11%
2017	7	$12.62	$12.62	$87	2.23%	1.30%	1.30%	15.19%	15.19%
2016	4	$10.96	$10.96	$44	2.22%	1.30%	1.30%	16.96%	16.96%
2015	3	$9.37	$9.37	$26	3.27%	1.30%	1.30%	–3.25%	–3.25%
American Funds IS Bond Class 4
2019	2	$10.65	$10.65	$20	2.42%	1.30%	1.30%	7.66%	7.66%
2018	2	$9.89	$9.89	$20	3.81%	1.30%	1.30%	–2.18%	–2.18%
2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds IS Global Growth Class 4
2019	21	$14.69	$14.69	$310	0.93%	1.30%	1.30%	33.12%	33.12%
2018	24	$11.04	$11.04	$266	0.53%	1.30%	1.30%	–10.42%	–10.42%
2017	26	$12.32	$12.32	$319	0.61%	1.30%	1.30%	29.42%	29.42%
2016	25	$9.52	$9.52	$242	0.89%	1.30%	1.30%	–0.93%	–0.93%
2015	7	$9.61	$9.61	$65	2.47%	1.30%	1.30%	–1.56%	–1.56%
American Funds IS Global Growth-Income Class 4
2019	0	$13.35	$13.35	$3	2.73%	1.30%	1.30%	29.03%	29.03%
2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds IS Global Small Capitalization Class 4
2019	1	$12.52	$12.52	$9	0.01%	1.30%	1.30%	29.54%	29.54%
2018	1	$9.67	$9.67	$7	0.02%	1.30%	1.30%	–11.97%	–11.97%
2017	1	$10.98	$10.98	$8	0.42%	1.30%	1.30%	24.00%	24.00%
2016	1	$8.86	$8.86	$7	0.10%	1.30%	1.30%	0.53%	0.53%
2015	1	$8.81	$8.81	$6	0.00%	1.30%	1.30%	–12.62%	–12.62%
American Funds IS Growth Class 4
2019	9	$17.09	$17.09	$146	0.58%	1.30%	1.30%	28.75%	28.75%
2018	9	$13.27	$13.27	$116	0.28%	1.30%	1.30%	–1.80%	–1.80%
2017	7	$13.51	$13.51	$100	0.63%	1.30%	1.30%	26.33%	26.33%
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
American Funds IS New World Class 4
2019	1	$12.85	$12.85	$9	0.76%	1.30%	1.30%	27.14%	27.14%
2018	1	$10.11	$10.11	$8	0.73%	1.30%	1.30%	–15.37%	–15.37%
2017	1	$11.94	$11.94	$8	0.81%	1.30%	1.30%	27.39%	27.39%
2016	1	$9.38	$9.38	$7	0.63%	1.30%	1.30%	3.68%	3.68%
2015	1	$9.04	$9.04	$6	0.45%	1.30%	1.30%	–6.96%	–6.96%
American Funds IS US Govt/AAA Class 4
2019	1	$10.20	$10.20	$9	2.98%	1.30%	1.30%	3.78%	3.78%
2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
FSA-63

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
ClearBridge Variable Mid Cap II
2019	59	$19.89	$27.38	$1,292	0.58%	1.15%	1.75%	30.33%	31.13%
2018	11	$15.26	$20.88	$212	0.05%	1.15%	1.75%	–14.33%	–13.81%
2017	77	$17.81	$24.23	$1,516	0.19%	1.15%	1.75%	10.59%	11.26%
2016	85	$16.11	$21.78	$1,520	0.44%	1.15%	1.75%	7.21%	7.86%
2015	41	$15.02	$20.19	$697	0.08%	1.15%	1.75%	0.20%	0.82%
ClearBridge Variable Small Cap Growth II
2019	24	$24.38	$35.42	$672	0.00%	1.05%	1.75%	24.34%	25.22%
2018	10	$19.60	$28.29	$257	0.00%	1.05%	1.75%	1.39%	2.12%
2017	40	$19.91	$27.70	$894	0.00%	1.05%	1.65%	21.88%	22.62%
2016	34	$16.28	$22.59	$638	0.00%	1.05%	1.65%	3.81%	4.44%
2015	17	$15.63	$21.63	$331	0.00%	1.05%	1.65%	–6.17%	–5.59%
Fidelity Contrafund Portfolio SC2
2019	300	$22.01	$35.58	$7,327	0.25%	1.05%	1.75%	28.98%	29.90%
2018	155	$17.06	$27.39	$3,061	0.38%	1.05%	1.75%	–8.28%	–7.62%
2017	402	$18.61	$29.65	$8,202	0.78%	1.05%	1.75%	19.47%	20.32%
2016	442	$15.57	$24.64	$7,565	0.75%	1.05%	1.75%	5.85%	6.60%
2015	275	$14.71	$23.12	$4,602	0.73%	1.05%	1.75%	–1.34%	–0.64%
Fidelity Equity Income SC2
2019	8	$19.03	$34.64	$185	1.90%	0.60%	1.65%	25.01%	26.34%
2018	8	$19.59	$19.59	$153	2.12%	1.50%	1.50%	–9.92%	–9.92%
2017	8	$21.74	$25.31	$180	1.54%	1.15%	1.50%	10.97%	11.36%
2016	8	$19.59	$22.73	$160	2.06%	1.15%	1.50%	15.95%	16.36%
2015	9	$16.90	$19.53	$151	3.00%	1.15%	1.50%	–5.67%	–5.34%
Fidelity Index 500 Portfolio SC2
2019	340	$24.75	$35.34	$8,768	1.95%	1.05%	1.75%	28.73%	29.52%
2018	227	$19.23	$27.28	$4,551	1.36%	1.15%	1.75%	–6.40%	–5.83%
2017	434	$20.54	$28.97	$9,228	1.56%	1.15%	1.75%	19.29%	20.02%
2016	491	$17.22	$24.14	$8,731	1.75%	1.15%	1.75%	9.64%	10.30%
2015	252	$15.71	$21.89	$4,083	1.93%	1.15%	1.75%	–0.68%	–0.08%
Fidelity Investment Grade Bonds SC2
2019	434	$11.35	$16.25	$5,439	2.52%	1.05%	1.75%	7.49%	8.26%
2018	489	$10.56	$15.02	$5,659	2.26%	1.05%	1.75%	–2.53%	–1.83%
2017	518	$10.84	$15.30	$6,146	2.30%	1.05%	1.75%	2.18%	2.90%
2016	492	$10.60	$14.86	$5,717	2.27%	1.05%	1.75%	2.66%	3.38%
2015	522	$10.33	$14.38	$5,920	2.55%	1.05%	1.75%	–2.58%	–1.89%
Fidelity Mid Cap SC2
2019	223	$17.69	$36.63	$4,503	0.82%	1.05%	1.75%	21.02%	21.88%
2018	113	$14.62	$30.05	$1,999	0.35%	1.05%	1.75%	–16.27%	–15.67%
2017	290	$17.46	$35.64	$5,681	0.48%	1.05%	1.75%	18.44%	19.28%
2016	329	$14.74	$29.88	$5,473	0.42%	1.05%	1.75%	9.97%	10.75%
2015	142	$13.40	$26.98	$2,315	0.18%	1.05%	1.75%	–3.35%	–2.66%
Franklin Flex Cap Growth VIP CL 2
2019	19	$22.29	$32.77	$464	0.00%	1.15%	1.75%	28.87%	29.66%
2018	13	$17.29	$25.27	$244	0.00%	1.15%	1.75%	1.32%	1.95%
2017	23	$17.07	$24.79	$411	0.00%	1.15%	1.75%	24.73%	25.49%
2016	26	$13.68	$19.76	$375	0.00%	1.15%	1.75%	–4.58%	–4.00%
2015	20	$14.34	$20.58	$307	0.00%	1.15%	1.75%	2.54%	3.17%
Franklin Income VIP CL 2
2019	357	$14.51	$22.97	$5,672	8.00%	1.05%	1.75%	14.03%	14.84%
2018	131	$12.72	$20.02	$1,900	7.29%	1.05%	1.75%	–5.99%	–5.31%
2017	530	$13.53	$21.16	$7,884	4.14%	1.05%	1.75%	7.76%	8.53%
2016	591	$12.56	$19.52	$8,153	6.35%	1.05%	1.75%	12.04%	12.83%
2015	230	$11.21	$17.32	$2,944	5.84%	1.05%	1.75%	–8.68%	–8.03%

FSA-64

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Franklin Mutual Shares VIP CL 2
2019	302	$16.81	$23.28	$5,415	2.57%	1.05%	1.75%	20.43%	21.29%
2018	138	$13.95	$19.22	$2,098	3.24%	1.05%	1.75%	–10.66%	–10.03%
2017	417	$15.59	$21.38	$6,908	2.24%	1.05%	1.75%	6.46%	7.21%
2016	454	$14.63	$19.96	$7,039	2.66%	1.05%	1.75%	14.04%	14.84%
2015	240	$12.82	$17.40	$3,307	2.69%	1.05%	1.75%	–6.60%	–5.93%
Franklin Rising Dividend VIP CL 2
2019	249	$22.93	$33.29	$6,149	1.75%	1.05%	1.75%	26.97%	27.88%
2018	122	$18.06	$26.06	$2,436	1.74%	1.05%	1.75%	–6.74%	–6.08%
2017	331	$19.37	$27.77	$6,847	1.51%	1.05%	1.75%	18.46%	19.30%
2016	397	$16.35	$23.30	$6,900	2.11%	1.05%	1.75%	14.02%	14.83%
2015	245	$14.34	$20.32	$3,819	2.10%	1.05%	1.75%	–5.33%	–4.66%
Franklin Small Cap Value VIP CL 2
2019	37	$19.99	$26.66	$798	0.71%	1.15%	1.75%	24.14%	24.90%
2018	19	$16.10	$21.35	$338	1.12%	1.15%	1.75%	–14.41%	–13.88%
2017	49	$18.82	$24.79	$988	0.44%	1.15%	1.75%	8.72%	9.38%
2016	66	$17.31	$22.66	$1,212	0.94%	1.15%	1.75%	27.92%	28.70%
2015	31	$13.53	$17.61	$455	0.72%	1.15%	1.75%	–9.01%	–8.45%
Franklin Small-Mid Cap Growth VIP CL 2
2019	61	$20.10	$34.23	$1,364	0.00%	1.15%	1.75%	29.14%	29.93%
2018	36	$15.57	$26.34	$633	0.00%	1.15%	1.75%	–7.03%	–6.46%
2017	79	$16.74	$28.17	$1,458	0.00%	1.15%	1.75%	19.28%	20.01%
2016	84	$14.04	$23.47	$1,312	0.00%	1.15%	1.75%	2.35%	2.98%
2015	18	$13.71	$22.79	$295	0.00%	1.15%	1.75%	–4.36%	–3.78%
Franklin US Government Securities VIP CL 2
2019	387	$9.87	$12.67	$4,185	2.89%	1.05%	1.75%	3.39%	4.13%
2018	437	$9.55	$12.17	$4,551	2.78%	1.05%	1.75%	–1.43%	–0.72%
2017	502	$9.68	$12.26	$5,299	2.61%	1.05%	1.75%	–0.43%	–0.28%
2016	529	$9.73	$12.22	$5,596	2.43%	1.05%	1.75%	–1.09%	–0.39%
2015	597	$9.83	$12.27	$6,359	2.56%	1.05%	1.75%	–1.28%	–0.58%
Templeton Developing Markets VIP CL 2
2019	66	$11.30	$11.61	$764	0.72%	1.30%	1.30%	24.61%	25.05%
2018	17	$9.29	$9.29	$156	0.44%	1.30%	1.30%	–16.90%	–16.90%
2017	73	$10.89	$11.17	$809	1.03%	1.30%	1.75%	37.96%	38.59%
2016	85	$7.89	$8.06	$685	1.04%	1.30%	1.75%	15.40%	15.92%
2015	21	$6.95	$6.95	$146	2.29%	1.30%	1.30%	–20.65%	–20.65%
Templeton Foreign VIP CL 2
2019	214	$10.57	$15.77	$2,423	1.56%	1.05%	1.75%	10.56%	11.35%
2018	171	$9.56	$14.18	$1,745	2.57%	1.05%	1.75%	–16.93%	–16.33%
2017	235	$11.51	$16.96	$2,894	2.57%	1.05%	1.75%	14.66%	15.47%
2016	248	$10.04	$14.70	$2,671	1.81%	1.05%	1.75%	5.31%	6.05%
2015	201	$9.53	$13.88	$2,036	4.81%	1.05%	1.75%	–8.13%	–7.47%
Templeton Global Bond VIP Fund CL 2
2019	602	$9.95	$15.81	$6,970	7.07%	1.15%	1.75%	0.23%	0.84%
2018	706	$9.93	$15.73	$8,134	0.00%	1.15%	1.75%	0.15%	0.76%
2017	763	$9.91	$16.96	$8,723	0.00%	1.15%	1.75%	0.15%	0.76%
2016	828	$9.90	$15.61	$9,446	0.00%	1.15%	1.75%	1.14%	1.76%
2015	859	$9.78	$15.39	$9,737	8.05%	1.15%	1.75%	–5.98%	–5.40%
Templeton Growth VIP CL 2
2019	23	$13.03	$19.43	$323	3.20%	1.05%	1.75%	13.14%	13.95%
2018	18	$11.51	$17.07	$250	2.44%	1.05%	1.75%	–16.35%	–15.75%
2017	35	$13.74	$20.28	$567	1.57%	1.05%	1.75%	16.44%	17.26%
2016	41	$11.79	$17.31	$559	1.73%	1.05%	1.75%	7.71%	8.47%
2015	24	$10.93	$15.98	$320	4.48%	1.05%	1.75%	–8.12%	–7.47%

FSA-65

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Global Trends Allocation Fund SC
2019	14	$12.16	$12.46	$175	1.34%	1.30%	1.65%	10.09%	10.48%
2018	17	$11.05	$11.27	$195	0.70%	1.30%	1.65%	–5.92%	–5.59%
2017	16	$11.74	$11.94	$194	0.30%	1.30%	1.65%	11.25%	11.65%
2016	17	$10.56	$10.70	$185	0.29%	1.30%	1.65%	2.62%	2.99%
2015	17	$10.28	$10.39	$178	0.10%	1.30%	1.65%	–7.37%	–7.04%
Goldman Sachs International Equity Insights(a)
2019	0	$22.21	$2.21	$2	2.49%	1.40%	1.40%	16.80%	16.80%
2018	0	$19.02	$19.02	$2	1.96%	1.40%	1.40%	–18.02%	–17.43%
2017	0	$23.04	$23.04	$3	0.53%	1.40%	1.40%	24.84%	24.84%
2016	1	$18.46	$18.46	$17	1.98%	1.40%	1.40%	–4.08%	–4.08%
2015	1	$19.24	$19.24	$19	1.45%	1.40%	1.40%	–0.36%	–0.36%
Goldman Sachs International Equity Insights SC(b)
2019	43	$10.93	$16.60	$599	2.67%	1.05%	1.75%	16.17%	16.99%
2018	29	$9.35	$14.20	$344	1.22%	1.05%	1.75%	–17.46%	–17.46%
2017	52	$11.32	$17.21	$732	1.97%	1.05%	1.75%	24.01%	24.89%
2016	35	$9.06	$13.80	$411	0.95%	1.05%	1.75%	–4.56%	–3.88%
2015	90	$9.43	$14.37	$1,176	2.28%	1.05%	1.75%	–0.99%	–0.29%
Goldman Sachs Large Cap Value
2019	0	$33.69	$34.74	$0	0.00%	1.40%	1.55%	–9.88%	–9.74%
2018	0	$33.69	$34.74	$0	0.00%	1.40%	1.55%	–9.88%	–9.74%
2017	0	$38.49	$38.49	$0	1.65%	1.40%	1.40%	8.32%	8.32%
2016	0	$35.53	$35.53	$0	0.02%	1.40%	1.40%	10.03%	10.03%
2015	1	$32.29	$32.29	$18	1.19%	1.40%	1.40%	–5.75%	–5.75%
Goldman Sachs Large Cap Value Fund SC
2019	48	$17.69	$23.70	$1,053	1.24%	1.05%	1.75%	23.42%	24.30%
2018	54	$14.24	$19.09	$960	0.89%	1.05%	1.75%	–10.33%	–9.68%
2017	77	$15.76	$21.15	$1,527	1.34%	1.05%	1.75%	7.65%	8.41%
2016	88	$14.54	$19.53	$1,604	1.90%	1.05%	1.75%	9.34%	10.12%
2015	85	$13.20	$17.76	$1,438	0.98%	1.05%	1.75%	–6.25%	–5.59%
Goldman Sachs Mid Cap Value SC
2019	126	$18.55	$22.01	$2,549	0.76%	1.15%	1.75%	28.88%	29.67%
2018	60	$14.40	$16.97	$976	0.31%	1.15%	1.75%	–12.27%	–11.73%
2017	164	$16.41	$19.23	$2,907	0.47%	1.15%	1.75%	8.92%	9.58%
2016	181	$15.07	$17.55	$2,948	1.61%	1.15%	1.75%	11.30%	11.98%
2015	71	$13.54	$15.67	$1,060	0.06%	1.15%	1.75%	–11.11%	–10.56%
Goldman Sachs Small Cap Equity Insights
2019	0	$61.48	$61.48	$15	0.51%	1.40%	1.40%	23.10%	23.10%
2018	0	$49.94	$49.94	$13	0.52%	1.40%	1.40%	–9.91%	–9.91%
2017	0	$55.43	$55.43	$14	0.55%	1.40%	1.40%	10.01%	10.01%
2016	0	$50.39	$50.39	$13	0.41%	1.40%	1.40%	21.48%	21.48%
2015	1	$41.48	$41.48	$53	0.28%	1.40%	1.40%	–3.49%	–3.49%
Goldman Sachs Strategic Growth
2019	1	$64.92	$64.92	$58	0.30%	1.40%	1.40%	33.63%	33.63%
2018	1	$48.58	$48.58	$46	0.47%	1.40%	1.40%	–2.43%	–2.43%
2017	1	$49.79	$49.79	$51	0.53%	1.40%	1.40%	28.84%	28.84%
2016	1	$38.64	$38.64	$41	0.28%	1.40%	1.40%	0.56%	0.56%
2015	4	$38.43	$38.43	$141	0.36%	1.40%	1.40%	1.95%	1.95%

FSA-66

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Strategic Growth SC
2019	139	$26.68	$39.06	$4,150	0.07%	1.15%	1.75%	32.96%	33.76%
2018	46	$20.07	$29.20	$1,091	0.00%	1.15%	1.75%	–3.06%	–2.47%
2017	191	$20.70	$29.94	$4,420	0.26%	1.15%	1.75%	28.09%	28.87%
2016	210	$16.16	$23.23	$3,817	0.40%	1.15%	1.75%	–0.08%	0.53%
2015	214	$16.17	$23.11	$3,823	0.11%	1.15%	1.75%	1.34%	1.96%
Goldman Sachs US Equity Insights
2019	1	$66.72	$66.72	$65	1.31%	1.40%	1.40%	23.46%	23.46%
2018	1	$54.04	$54.04	$55	1.30%	1.40%	1.40%	–7.51%	–7.51%
2017	1	$58.43	$58.43	$63	1.35%	1.40%	1.40%	22.34%	22.34%
2016	1	$47.76	$47.76	$58	1.26%	1.40%	1.40%	9.19%	9.19%
2015	1	$43.74	$43.74	$58	1.31%	1.40%	1.40%	–1.59%	–1.59%
Goldman Sachs US Equity Insights SC
2019	1	$32.51	$32.51	$19	1.13%	1.50%	1.50%	23.06%	23.06%
2018	1	$26.42	$26.42	$15	1.00%	1.50%	1.50%	–7.77%	–7.77%
2017	1	$28.64	$28.64	$18	1.16%	1.50%	1.50%	21.96%	21.96%
2016	1	$23.49	$23.49	$16	1.07%	1.50%	1.50%	8.82%	8.82%
2015	1	$21.58	$21.58	$16	1.12%	1.50%	1.50%	–1.90%	–1.90%
Goldman Sachs VIT Core Fixed Income Fund SC
2019	38	$10.80	$10.80	$405	2.38%	1.30%	1.30%	7.59%	7.59%
2018	47	$10.04	$10.04	$467	3.34%	1.30%	1.30%	–2.12%	–2.12%
2017	45	$10.26	$10.26	$461	2.72%	1.30%	1.30%	1.80%	1.80%
2016	38	$10.08	$10.08	$387	2.21%	1.30%	1.30%	1.37%	1.37%
2015	13	$9.94	$9.94	$124	0.61%	1.30%	1.30%	–0.18%	–0.18%
Goldman Sachs VIT Growth Opportunities SC
2019	28	$22.39	$30.50	$688	0.00%	1.15%	1.75%	31.72%	32.52%
2018	7	$16.99	$23.01	$122	0.00%	1.15%	1.75%	–6.02%	–5.45%
2017	31	$18.62	$24.34	$599	0.00%	1.15%	1.65%	24.83%	25.46%
2016	21	$14.86	$19.40	$339	0.00%	1.15%	1.65%	–0.25%	0.26%
2015	6	$14.85	$19.35	$93	0.00%	1.15%	1.65%	–6.77%	–6.29%
Invesco Oppenheimer VI Capital Appreciation Fund/VA
2019	3	$40.14	$40.14	$107	0.06%	1.40%	1.40%	34.29%	34.29%
2018	3	$29.89	$29.89	$88	0.35%	1.40%	1.40%	–7.05%	–7.05%
2017	3	$32.16	$32.16	$98	0.24%	1.40%	1.40%	25.07%	25.07%
2016	3	$25.72	$25.72	$88	0.39%	1.40%	1.40%	–3.57%	–3.57%
2015	4	$26.67	$26.67	$106	0.10%	1.40%	1.40%	2.10%	2.10%
Invesco Oppenheimer VI Capital Appreciation Fund/VA SC
2019	28	$22.44	$37.85	$734	0.00%	1.05%	1.75%	33.47%	34.42%
2018	4	$17.39	$28.28	$108	0.00%	1.05%	1.50%	–7.37%	–6.95%
2017	31	$18.19	$30.53	$668	0.01%	1.05%	1.75%	24.30%	25.18%
2016	34	$14.64	$24.50	$573	0.05%	1.05%	1.75%	–4.13%	–3.45%
2015	30	$15.27	$25.49	$530	0.00%	1.05%	1.75%	1.46%	2.18%
Invesco Oppenheimer VI Discovery Mid Cap Growth Fund/VA
2019	2	$36.28	$36.28	$66	0.00%	1.40%	1.40%	37.41%	37.41%
2018	2	$26.40	$26.40	$56	0.00%	1.40%	1.40%	–7.40%	–7.40%
2017	2	$28.52	$28.52	$63	0.03%	1.40%	1.40%	27.00%	27.00%
2016	3	$22.45	$22.45	$59	0.00%	1.40%	1.40%	0.91%	0.91%
2015	3	$22.25	$22.25	$71	0.00%	1.40%	1.40%	5.12%	5.12%

FSA-67

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco Oppenheimer VI Global Fund/VA
2019	2	$53.22	$53.22	$87	0.95%	1.40%	1.40%	29.95%	29.95%
2018	2	$40.95	$40.95	$78	1.08%	1.40%	1.40%	–14.40%	–14.40%
2017	2	$47.84	$47.84	$95	1.01%	1.40%	1.40%	34.76%	34.76%
2016	3	$35.50	$35.50	$90	0.94%	1.40%	1.40%	–1.31%	–1.31%
2015	4	$35.98	$35.98	$135	1.23%	1.40%	1.40%	2.49%	2.49%
Invesco Oppenheimer VI Global Fund/VA SC
2019	128	$19.09	$50.22	$3,375	0.71%	1.15%	1.75%	29.16%	29.94%
2018	42	$14.78	$38.79	$991	1.09%	1.15%	1.75%	–14.92%	–14.39%
2017	189	$17.38	$45.47	$4,374	0.79%	1.15%	1.75%	33.95%	34.76%
2016	206	$12.97	$33.86	$3,554	0.42%	1.15%	1.75%	–1.90%	–1.30%
2015	90	$13.22	$34.43	$1,828	1.66%	1.15%	1.75%	1.86%	2.48%
Invesco Oppenheimer VI Global Strategic Income Fund/VA
2019	0	$23.26	$23.26	$10	2.73%	1.40%	1.40%	9.25%	9.25%
2018	1	$21.29	$21.29	$17	4.95%	1.40%	1.40%	–5.74%	–5.74%
2017	1	$22.59	$22.59	$19	2.31%	1.40%	1.40%	4.79%	4.79%
2016	1	$21.56	$21.56	$18	5.01%	1.40%	1.40%	5.05%	5.05%
2015	1	$20.52	$20.52	$17	2.14%	1.40%	1.40%	–3.63%	–3.63%
Invesco Oppenheimer VI Global Strategic Income Fund/VA SC
2019	366	$11.03	$21.93	$5,339	3.40%	1.05%	1.75%	8.67%	9.45%
2018	422	$10.15	$20.13	$5,575	4.58%	1.05%	1.75%	–6.22%	–5.55%
2017	448	$10.82	$21.41	$6,279	2.01%	1.05%	1.75%	4.19%	4.93%
2016	481	$10.39	$20.50	$6,461	4.60%	1.05%	1.75%	4.41%	5.15%
2015	527	$9.95	$19.58	$6,735	5.68%	1.05%	1.75%	–4.20%	–3.51%
Invesco Oppenheimer VI Government Money Fund/VA
2019	2,013	$0.92	$9.27	$6,478	1.20%	1.15%	1.75%	–0.07%	0.54%
2018	16,706	$0.91	$9.24	$54,675	0.88%	1.15%	1.75%	–0.43%	0.18%
2017	2,650	$0.91	$9.24	$7,911	0.40%	1.15%	1.75%	–1.36%	–0.76%
2016	3,711	$0.92	$9.32	$10,739	0.01%	1.15%	1.75%	–1.73%	–1.14%
2015	18,541	$0.93	$9.44	$55,563	0.01%	1.15%	1.75%	–1.74%	–1.14%
Invesco Oppenheimer VI Main Street Fund/VA
2019	1	$33.25	$33.25	$27	1.09%	1.40%	1.40%	30.23%	30.23%
2018	1	$25.53	$25.53	$21	1.22%	1.40%	1.40%	–9.18%	–9.18%
2017	1	$28.11	$28.11	$24	1.26%	1.40%	1.40%	15.28%	15.28%
2016	1	$24.39	$24.39	$21	1.08%	1.40%	1.40%	10.06%	10.06%
2015	1	$22.16	$22.16	$19	0.87%	1.40%	1.40%	1.88%	1.88%
Invesco Oppenheimer VI Main Street Fund/VA SC
2019	60	$23.17	$33.13	$1,578	1.08%	1.15%	1.75%	29.44%	30.22%
2018	36	$17.90	$25.44	$742	1.10%	1.15%	1.75%	–9.71%	–9.16%
2017	78	$19.83	$28.01	$1,753	1.05%	1.15%	1.75%	14.60%	15.30%
2016	79	$17.30	$24.29	$1,549	1.11%	1.15%	1.75%	9.36%	10.02%
2015	77	$15.82	$22.08	$1,344	0.55%	1.15%	1.75%	1.31%	1.92%
Invesco VI American Franchise I
2019	6	$13.55	$13.55	$86	0.00%	1.40%	1.40%	34.84%	34.84%
2018	7	$10.05	$10.05	$71	0.00%	1.40%	1.40%	–4.98%	–4.98%
2017	7	$10.58	$10.58	$77	0.08%	1.40%	1.40%	25.57%	25.57%
2016	8	$8.42	$8.42	$70	0.00%	1.40%	1.40%	0.84%	0.84%
2015	10	$8.35	$8.35	$83	0.00%	1.40%	1.40%	3.54%	3.54%
FSA-68

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco VI American Value II
2019	17	$17.73	$24.43	$318	0.50%	1.15%	1.75%	22.53%	23.28%
2018	12	$14.47	$19.82	$178	0.25%	1.15%	1.75%	–14.40%	–13.87%
2017	21	$16.91	$23.01	$364	0.44%	1.15%	1.75%	7.77%	8.43%
2016	22	$15.69	$21.23	$356	0.15%	1.15%	1.75%	13.21%	13.90%
2015	9	$13.86	$18.64	$136	0.01%	1.15%	1.75%	–10.94%	–10.40%
Invesco VI Balanced Risk Allocation II
2019	710	$13.33	$16.37	$10,007	0.00%	1.15%	1.75%	12.88%	13.56%
2018	833	$11.81	$14.42	$10,412	1.30%	1.15%	1.75%	–8.35%	–7.79%
2017	917	$12.88	$15.63	$12,456	3.76%	1.15%	1.75%	7.92%	8.57%
2016	969	$11.94	$14.40	$12,130	0.20%	1.15%	1.75%	9.57%	10.24%
2015	1,036	$10.90	$13.06	$11,805	3.91%	1.15%	1.75%	–6.07%	–5.50%
Invesco VI Comstock I
2019	2	$34.40	$34.40	$81	1.87%	1.40%	1.40%	23.55%	23.55%
2018	3	$27.85	$27.85	$79	1.86%	1.40%	1.40%	–13.40%	–13.40%
2017	3	$32.15	$32.15	$93	2.17%	1.40%	1.40%	16.21%	16.21%
2016	3	$27.67	$27.67	$81	1.46%	1.40%	1.40%	15.66%	15.66%
2015	3	$23.92	$23.92	$75	0.99%	1.40%	1.40%	–7.30%	–7.30%
Invesco VI Comstock II
2019	34	$20.23	$32.41	$862	1.93%	1.15%	1.75%	22.76%	23.51%
2018	12	$16.48	$25.59	$250	2.10%	1.15%	1.75%	–13.91%	–13.38%
2017	35	$19.14	$29.70	$786	1.82%	1.15%	1.75%	15.53%	16.23%
2016	41	$16.57	$26.34	$801	1.80%	1.15%	1.75%	14.95%	15.65%
2015	23	$14.41	$22.86	$406	0.82%	1.15%	1.75%	–7.83%	–7.27%
Invesco VI Equity and Income II
2019	105	$17.02	$26.56	$2,138	3.18%	1.15%	1.75%	17.91%	18.63%
2018	50	$14.43	$22.47	$920	2.66%	1.15%	1.75%	–11.31%	–10.77%
2017	134	$16.28	$25.27	$2,588	1.37%	1.15%	1.75%	8.85%	9.51%
2016	156	$14.95	$23.16	$2,776	2.11%	1.15%	1.75%	12.83%	13.52%
2015	82	$13.25	$20.47	$1,396	1.74%	1.15%	1.75%	–4.29%	–3.70%
Invesco VI Global Real Estate II
2019	47	$15.17	$15.59	$724	4.72%	1.30%	1.65%	20.63%	21.05%
2018	25	$12.57	$12.88	$316	5.67%	1.30%	1.65%	–7.89%	–7.56%
2017	42	$13.65	$13.93	$586	5.30%	1.30%	1.65%	10.88%	11.27%
2016	5	$12.31	$12.52	$69	8.94%	1.30%	1.65%	0.14%	0.50%
2015	9	$12.29	$12.46	$113	2.45%	1.30%	1.65%	–3.36%	–3.02%
Invesco VI Government Securities II
2019	38	$10.18	$11.06	$404	2.24%	1.05%	1.75%	3.90%	4.64%
2018	40	$9.80	$10.57	$409	1.98%	1.05%	1.75%	–1.47%	–0.76%
2017	42	$9.94	$10.65	$429	1.99%	1.05%	1.75%	–0.05%	–0.66%
2016	38	$9.95	$10.58	$393	1.80%	1.05%	1.75%	–0.76%	–0.05%
2015	67	$10.02	$10.59	$691	2.27%	1.05%	1.75%	–1.69%	–0.99%
Invesco VI Growth & Income I
2019	2	$29.95	$29.95	$52	1.91%	1.40%	1.40%	23.44%	23.44%
2018	2	$24.26	$24.26	$42	2.20%	1.40%	1.40%	–14.60%	–14.60%
2017	2	$28.41	$28.41	$49	1.52%	1.40%	1.40%	12.73%	12.73%
2016	2	$25.20	$25.20	$44	1.03%	1.40%	1.40%	18.03%	18.03%
2015	2	$21.35	$21.35	$42	1.50%	1.40%	1.40%	–4.42%	–4.42%
Invesco VI Growth & Income II
2019	273	$19.68	$28.20	$6,289	1.95%	1.05%	1.75%	22.67%	23.54%
2018	84	$16.04	$22.93	$1,741	2.62%	1.05%	1.75%	–15.11%	–14.50%
2017	367	$18.90	$26.95	$8,050	1.24%	1.05%	1.75%	12.05%	12.84%
2016	439	$16.87	$23.99	$8,564	1.23%	1.05%	1.75%	17.35%	18.18%
2015	188	$14.37	$20.39	$3,319	1.59%	1.05%	1.75%	–5.00%	–4.33%

FSA-69

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco VI International Growth II
2019	18	$13.46	$14.47	$255	2.37%	1.15%	1.65%	26.13%	26.77%
2018	4	$10.80	$11.43	$41	0.44%	1.15%	1.50%	–16.48%	–16.18%
2017	24	$12.80	$13.66	$332	2.05%	1.15%	1.65%	20.71%	21.32%
2016	5	$10.69	$11.28	$59	5.46%	1.15%	1.50%	–2.18%	–1.83%
2015	6	$10.93	$11.50	$69	1.92%	1.15%	1.50%	–4.07%	–3.73%
Invesco VI Mid-Cap Growth II
2019	23	$12.47	$20.27	$374	0.00%	1.30%	1.75%	31.66%	32.26%
2018	13	$9.46	$15.33	$155	0.00%	1.30%	1.75%	–7.53%	–7.10%
2017	34	$10.22	$16.50	$459	0.00%	1.30%	1.75%	20.01%	20.56%
2016	37	$8.51	$13.69	$414	0.00%	1.30%	1.75%	–1.18%	–0.73%
2015	20	$8.60	$13.79	$207	0.00%	1.30%	1.75%	–0.72%	–0.27%
Invesco VI Small Cap Equity II
2019	3	$15.98	$16.43	$45	0.00%	1.30%	1.65%	24.24%	24.68%
2018	0	$12.78	$13.17	$0	0.00%	1.30%	1.75%	–16.76%	–16.38%
2017	4	$15.35	$15.75	$63	0.00%	1.30%	1.75%	11.74%	12.25%
2016	3	$13.74	$14.04	$46	0.00%	1.30%	1.75%	9.89%	10.39%
2015	0	$12.71	$12.71	$5	0.00%	1.30%	1.30%	–6.97%	–6.97%
Protective Life Dynamic Allocation Series — Conservative
2019	65	$11.80	$11.80	$767	1.53%	1.30%	1.30%	8.54%	8.54%
2018	66	$10.88	$10.88	$723	1.92%	1.30%	1.30%	–3.27%	–3.27%
2017	22	$11.24	$11.24	$242	1.17%	1.30%	1.30%	10.91%	10.91%
2016	22	$10.14	$10.14	$225	0.00%	1.30%	1.30%	1.81%	1.81%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Protective Life Dynamic Allocation Series — Growth
2019	11	$13.35	$13.35	$143	1.28%	1.30%	1.30%	10.54%	10.54%
2018	11	$12.08	$12.08	$135	1.06%	1.30%	1.30%	–4.91%	–4.91%
2017	12	$12.70	$12.70	$154	0.82%	1.30%	1.30%	21.23%	21.23%
2016	14	$10.48	$10.48	$142	0.00%	1.30%	1.30%	5.85%	5.85%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Protective Life Dynamic Allocation Series — Moderate
2019	40	$12.29	$12.29	$497	1.38%	1.30%	1.30%	9.15%	9.15%
2018	44	$11.26	$11.26	$500	1.41%	1.30%	1.30%	–3.65%	–3.65%
2017	31	$11.68	$11.68	$365	0.76%	1.30%	1.30%	13.93%	13.93%
2016	19	$10.25	$10.25	$197	0.00%	1.30%	1.30%	3.20%	3.20%
2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lord Abbett Bond Debenture VC
2019	426	$14.19	$26.31	$7,802	3.77%	1.05%	1.75%	11.37%	12.17%
2018	493	$12.74	$23.54	$8,069	4.30%	1.05%	1.75%	–5.71%	–5.03%
2017	519	$13.51	$24.87	$9,075	4.05%	1.05%	1.75%	7.31%	8.07%
2016	565	$12.59	$22.75	$9,231	4.37%	1.05%	1.75%	10.18%	10.96%
2015	626	$11.42	$20.60	$9,393	3.98%	1.05%	1.75%	–3.25%	–2.56%
Lord Abbett Calibrated Dividend Growth VC
2019	28	$22.36	$36.13	$772	2.03%	1.15%	1.65%	24.36%	24.99%
2018	18	$17.91	$29.01	$355	1.65%	1.15%	1.65%	–6.25%	–5.77%
2017	35	$19.04	$30.90	$758	1.47%	1.15%	1.65%	17.17%	17.76%
2016	51	$16.19	$26.33	$890	2.49%	1.15%	1.65%	13.21%	13.78%
2015	14	$14.25	$23.22	$246	1.21%	1.15%	1.65%	–3.74%	–3.26%

FSA-70

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Lord Abbett Classic Stock VC(d)
2019	0	$18.45	$24.95	$0	4.67%	1.05%	1.75%	16.61%	17.44%
2018	5	$15.81	$21.27	$93	0.22%	1.15%	1.75%	–9.42%	–8.86%
2017	33	$17.43	$23.34	$614	0.78%	1.15%	1.75%	14.80%	15.50%
2016	40	$15.17	$20.21	$638	1.13%	1.15%	1.75%	10.48%	11.15%
2015	32	$13.72	$18.18	$465	0.74%	1.15%	1.75%	–2.64%	–2.04%
Lord Abbett Growth & Income VC
2019	14	$19.12	$25.91	$318	1.72%	1.15%	1.75%	20.35%	21.09%
2018	14	$15.89	$21.40	$272	1.27%	1.15%	1.75%	–9.76%	–9.21%
2017	18	$17.60	$23.57	$387	1.24%	1.15%	1.75%	11.41%	12.08%
2016	23	$15.80	$21.03	$428	1.34%	1.15%	1.75%	15.07%	15.77%
2015	29	$13.73	$18.16	$479	1.11%	1.15%	1.75%	–4.56%	–3.98%
Lord Abbett Growth Opportunities VC
2019	27	$21.87	$38.69	$808	0.00%	1.05%	1.65%	34.12%	34.94%
2018	7	$16.25	$28.81	$158	0.00%	1.05%	1.65%	–4.50%	–3.91%
2017	39	$16.46	$30.12	$861	0.00%	1.05%	1.75%	20.77%	21.62%
2016	45	$13.63	$24.87	$811	0.00%	1.05%	1.75%	–0.53%	0.17%
2015	19	$13.98	$24.94	$345	0.00%	1.05%	1.65%	1.03%	1.65%
Lord Abbett International Opportunities VC(d)
2019	0	$13.15	$23.71	$0	1.96%	1.05%	1.75%	9.92%	10.70%
2018	12	$11.95	$21.44	$153	0.88%	1.15%	1.75%	–25.01%	–24.55%
2017	12	$15.92	$28.41	$234	1.15%	1.15%	1.75%	36.79%	37.62%
2016	13	$11.63	$20.65	$181	0.55%	1.15%	1.75%	–5.94%	–5.37%
2015	81	$12.35	$21.82	$1,030	1.43%	1.15%	1.75%	9.15%	9.82%
Lord Abbett Mid Cap Stock VC
2019	11	$16.92	$26.34	$224	1.19%	1.15%	1.65%	20.62%	21.23%
2018	6	$13.98	$21.73	$110	0.48%	1.15%	1.65%	–16.45%	–16.02%
2017	13	$16.67	$25.88	$255	0.44%	1.15%	1.65%	5.08%	5.61%
2016	26	$15.81	$24.50	$446	0.65%	1.15%	1.65%	14.48%	15.06%
2015	11	$13.76	$21.29	$208	0.46%	1.15%	1.65%	–5.37%	–4.89%
Lord Abbett Series Fundamental Equity VC
2019	150	$18.01	$23.98	$3,035	1.76%	1.15%	1.75%	19.39%	20.12%
2018	65	$15.09	$19.96	$1,152	0.86%	1.15%	1.75%	–9.77%	–9.22%
2017	202	$16.72	$21.99	$3,773	0.98%	1.15%	1.75%	10.61%	11.29%
2016	239	$15.11	$19.76	$4,036	1.56%	1.15%	1.75%	13.73%	14.42%
2015	110	$13.29	$17.27	$1,716	0.58%	1.15%	1.75%	–5.13%	–4.55%
MFS Growth Series IC
2019	1	$52.32	$52.32	$77	0.00%	1.40%	1.40%	36.22%	36.22%
2018	2	$38.41	$38.41	$59	0.10%	1.40%	1.40%	1.23%	1.23%
2017	2	$37.95	$37.95	$62	0.11%	1.40%	1.40%	29.57%	29.57%
2016	2	$29.29	$29.29	$55	0.04%	1.40%	1.40%	1.01%	1.01%
2015	2	$28.99	$28.99	$60	0.12%	1.40%	1.40%	6.06%	6.06%
MFS Growth Series SC
2019	21	$28.86	$49.31	$712	0.00%	1.15%	1.75%	35.37%	36.20%
2018	22	$21.32	$36.33	$519	0.00%	1.15%	1.75%	0.61%	1.23%
2017	25	$21.19	$36.02	$592	0.00%	1.15%	1.75%	28.80%	29.58%
2016	27	$16.45	$27.90	$489	0.00%	1.15%	1.75%	0.40%	1.01%
2015	29	$16.38	$27.71	$524	0.00%	1.15%	1.75%	5.43%	6.07%
MFS Investors Trust IC
2019	2	$35.46	$35.46	$64	0.70%	1.40%	1.40%	29.74%	29.74%
2018	2	$27.33	$27.33	$52	0.66%	1.40%	1.40%	–6.82%	–6.82%
2017	2	$29.33	$29.33	$59	0.72%	1.40%	1.40%	21.63%	21.63%
2016	2	$24.12	$24.12	$52	0.83%	1.40%	1.40%	7.07%	7.07%
2015	2	$22.52	$22.52	$51	0.69%	1.40%	1.40%	–1.18%	–1.18%

FSA-71

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
MFS Investors Trust SC
2019	16	$23.07	$33.42	$469	0.49%	1.15%	1.75%	28.95%	29.74%
2018	18	$17.89	$25.85	$423	0.45%	1.15%	1.75%	–7.36%	–6.80%
2017	22	$19.31	$27.84	$544	0.54%	1.15%	1.75%	20.88%	21.62%
2016	29	$15.98	$22.97	$597	0.54%	1.15%	1.75%	6.43%	7.07%
2015	33	$15.01	$21.53	$633	0.88%	1.15%	1.75%	–1.79%	–1.19%
MFS New Discovery IC
2019	0	$62.33	$62.33	$9	0.00%	1.40%	1.40%	39.72%	39.72%
2018	0	$44.61	$44.61	$18	0.00%	1.40%	1.40%	–2.86%	–2.86%
2017	0	$45.93	$45.93	$19	0.00%	1.40%	1.40%	24.89%	24.89%
2016	0	$36.77	$36.77	$16	0.00%	1.40%	1.40%	7.53%	7.53%
2015	0	$34.20	$34.20	$15	0.00%	1.40%	1.40%	–3.26%	–3.26%
MFS New Discovery SC
2019	20	$21.49	$58.70	$714	0.00%	1.15%	1.75%	38.81%	39.65%
2018	23	$15.48	$42.18	$590	0.00%	1.15%	1.75%	–3.44%	–2.85%
2017	29	$16.04	$43.57	$792	0.00%	1.15%	1.75%	24.13%	24.88%
2016	38	$12.92	$35.01	$857	0.00%	1.15%	1.75%	6.90%	7.55%
2015	44	$12.09	$32.67	$911	0.00%	1.15%	1.75%	–3.86%	–3.27%
MFS Research IC
2019	1	$38.10	$38.10	$26	0.81%	1.40%	1.40%	31.09%	31.09%
2018	1	$29.07	$29.07	$20	0.75%	1.40%	1.40%	–5.71%	–5.71%
2017	1	$30.83	$30.83	$21	1.38%	1.40%	1.40%	21.65%	21.65%
2016	1	$25.34	$25.34	$17	0.78%	1.40%	1.40%	7.22%	7.22%
2015	1	$23.64	$23.64	$16	0.44%	1.40%	1.40%	–0.61%	–0.61%
MFS Research SC
2019	1	$35.21	$35.21	$52	0.56%	1.15%	1.15%	31.08%	31.08%
2018	2	$26.86	$27.48	$51	0.49%	1.15%	1.50%	–6.06%	–5.73%
2017	2	$28.50	$29.26	$58	1.25%	1.15%	1.50%	21.23%	21.66%
2016	3	$23.42	$24.13	$59	0.51%	1.15%	1.50%	6.87%	7.25%
2015	3	$21.84	$22.58	$57	0.56%	1.15%	1.50%	–0.97%	–0.62%
MFS Total Return IC
2019	2	$33.09	$33.09	$56	2.36%	1.40%	1.40%	18.70%	18.70%
2018	2	$27.88	$27.88	$49	2.22%	1.40%	1.40%	–6.94%	–6.94%
2017	2	$29.95	$29.95	$54	2.34%	1.40%	1.40%	10.73%	10.73%
2016	2	$27.05	$27.05	$49	2.87%	1.40%	1.40%	7.57%	7.57%
2015	2	$25.15	$25.15	$47	1.80%	1.40%	1.40%	–1.76%	–1.76%
MFS Total Return SC
2019	8	$16.58	$31.18	$217	2.05%	1.15%	1.75%	18.02%	18.74%
2018	10	$14.05	$26.36	$220	1.99%	1.15%	1.75%	–7.53%	–6.96%
2017	11	$15.20	$28.43	$257	2.17%	1.15%	1.75%	10.07%	10.74%
2016	11	$13.81	$25.76	$249	2.52%	1.15%	1.75%	6.92%	7.57%
2015	15	$12.91	$24.03	$291	3.03%	1.15%	1.75%	–2.32%	–1.72%
MFS Utilities IC
2019	0	$48.54	$48.54	$5	1.58%	1.40%	1.40%	23.32%	23.32%
2018	0	$39.36	$39.36	$17	1.12%	1.40%	1.40%	–0.36%	–0.36%
2017	0	$39.50	$39.50	$17	5.66%	1.40%	1.40%	13.23%	13.23%
2016	1	$34.89	$34.89	$26	3.02%	1.40%	1.40%	9.92%	9.92%
2015	1	$31.74	$31.74	$39	3.38%	1.40%	1.40%	–15.71%	–15.71%
MFS Utilities SC
2019	7	$18.15	$45.73	$224	3.79%	1.15%	1.75%	22.75%	23.37%
2018	9	$14.73	$37.20	$229	0.89%	1.15%	1.65%	–0.86%	–0.35%
2017	10	$14.38	$37.47	$247	4.37%	1.15%	1.75%	12.50%	13.18%
2016	12	$12.78	$33.22	$259	3.51%	1.15%	1.75%	9.30%	9.96%
2015	16	$11.69	$30.32	$287	1.92%	1.15%	1.75%	–16.25%	–15.74%

FSA-72

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
MFS VIT Total Return Bond SC
2019	126	$11.53	$13.30	$1,553	3.19%	1.15%	1.75%	8.00%	8.66%
2018	149	$10.67	$12.24	$1,681	3.15%	1.15%	1.75%	–3.06%	–2.47%
2017	161	$11.01	$12.55	$1,876	3.08%	1.15%	1.75%	2.37%	2.99%
2016	173	$10.76	$12.19	$1,973	3.22%	1.15%	1.75%	2.20%	2.82%
2015	194	$10.52	$11.85	$2,156	3.18%	1.15%	1.75%	–2.32%	–1.72%
MFS VIT Value SC
2019	20	$22.14	$27.37	$495	1.95%	1.15%	1.75%	27.24%	28.02%
2018	23	$17.40	$21.38	$445	1.39%	1.15%	1.75%	–11.93%	–11.39%
2017	27	$19.76	$24.13	$575	1.65%	1.15%	1.75%	15.30%	16.00%
2016	32	$17.13	$20.80	$603	1.71%	1.15%	1.75%	11.79%	12.47%
2015	43	$15.33	$18.49	$713	2.54%	1.15%	1.75%	–2.67%	–2.07%
MFS VIT II Emerging Markets Equity SC
2019	0	$10.87	$10.87	$5	0.39%	1.30%	1.30%	18.62%	18.62%
2018	0	$9.16	$9.16	$4	0.10%	1.30%	1.30%	–15.25%	–15.25%
2017	1	$10.81	$10.81	$6	0.86%	1.30%	1.30%	35.88%	35.88%
2016	1	$7.96	$7.96	$5	0.16%	1.30%	1.30%	7.63%	7.63%
2015	2	$7.39	$7.39	$18	0.89%	1.30%	1.30%	–14.22%	–14.22%
MFS VIT II International Value SC
2019	1	$19.69	$19.69	$15	1.56%	1.30%	1.30%	24.02%	24.02%
2018	1	$15.88	$15.88	$13	1.57%	1.30%	1.30%	–10.90%	–10.90%
2017	3	$17.82	$17.82	$56	1.34%	1.30%	1.30%	25.18%	25.18%
2016	3	$14.24	$14.24	$46	1.12%	1.30%	1.30%	2.50%	2.50%
2015	3	$13.89	$13.89	$48	2.50%	1.30%	1.30%	4.94%	4.94%
MFS VIT II MA Investors Growth Stock SC
2019	7	$17.47	$17.99	$132	0.40%	1.05%	1.65%	37.29%	38.12%
2018	11	$12.73	$13.03	$143	0.34%	1.05%	1.65%	–1.09%	–0.48%
2017	13	$12.87	$13.09	$171	0.45%	1.05%	1.65%	26.00%	26.76%
2016	16	$10.21	$10.33	$169	0.38%	1.05%	1.65%	4.10%	4.73%
2015	18	$9.81	$9.86	$175	1.23%	1.05%	1.65%	–3.84%	–3.39%
Morgan Stanley VIF, Inc. Global Real Estate II
2019	27	$13.54	$21.64	$394	2.69%	1.15%	1.75%	15.99%	16.70%
2018	27	$11.68	$18.55	$337	3.01%	1.15%	1.75%	–9.81%	–9.26%
2017	36	$12.95	$20.44	$487	2.43%	1.15%	1.75%	7.80%	8.45%
2016	34	$12.01	$18.85	$431	1.53%	1.15%	1.75%	1.33%	1.94%
2015	30	$11.85	$18.49	$380	1.20%	1.15%	1.75%	–3.14%	–2.55%
PIMCO VIT All Asset Advisor
2019	25	$11.67	$12.08	$301	5.11%	1.30%	1.75%	9.79%	10.29%
2018	5	$10.70	$10.96	$52	1.67%	1.30%	1.65%	–7.01%	–6.68%
2017	41	$11.44	$11.74	$474	4.47%	1.30%	1.75%	11.40%	11.91%
2016	47	$10.27	$10.49	$492	3.88%	1.30%	1.75%	10.94%	11.44%
2015	9	$9.29	$9.41	$85	3.50%	1.30%	1.65%	–10.68%	–10.37%
PIMCO VIT Global Diversified Allocation Portfolio
2019	70	$13.29	$13.61	$951	2.73%	1.30%	1.65%	19.61%	20.04%
2018	78	$11.11	$11.34	$887	1.90%	1.30%	1.65%	–10.57%	–10.25%
2017	78	$12.42	$12.63	$982	2.79%	1.30%	1.65%	14.94%	15.34%
2016	54	$10.81	$10.95	$587	1.63%	1.30%	1.65%	5.87%	6.24%
2015	22	$10.21	$10.31	$230	2.73%	1.30%	1.65%	–7.11%	–6.78%
FSA-73

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31				For the year ended December 31
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Subaccount	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
PIMCO VIT Long-Term US Government Advisor
2019	96	$14.06	$15.99	$1,425	2.23%	1.15%	1.75%	11.23%	11.91%
2018	89	$12.64	$14.29	$1,183	2.40%	1.15%	1.75%	–4.19%	–3.60%
2017	98	$13.19	$14.82	$1,354	2.16%	1.15%	1.75%	6.95%	7.60%
2016	110	$12.33	$13.77	$1,424	1.92%	1.15%	1.75%	–1.18%	–0.58%
2015	101	$12.48	$13.85	$1,319	1.93%	1.15%	1.75%	–3.21%	–2.62%
PIMCO VIT Low Duration Advisor
2019	206	$9.73	$10.86	$2,124	2.66%	1.15%	1.75%	2.11%	2.73%
2018	225	$9.53	$10.57	$2,261	1.82%	1.15%	1.75%	–1.52%	–0.91%
2017	262	$9.67	$10.67	$2,662	1.22%	1.15%	1.75%	–0.52%	0.09%
2016	252	$9.72	$10.66	$2,572	1.44%	1.15%	1.75%	–0.46%	0.14%
2015	263	$9.77	$10.64	$2,677	3.35%	1.15%	1.75%	–1.54%	–0.94%
PIMCO VIT Real Return Advisor
2019	486	$10.21	$12.34	$5,431	1.61%	1.15%	1.75%	6.44%	7.08%
2018	591	$9.59	$11.53	$6,147	2.37%	1.15%	1.75%	–4.02%	–3.43%
2017	672	$10.00	$11.94	$7,229	2.26%	1.15%	1.75%	1.75%	2.36%
2016	709	$9.82	$11.66	$7,492	2.16%	1.15%	1.75%	3.26%	3.89%
2015	791	$9.51	$11.23	$8,073	4.03%	1.15%	1.75%	–4.50%	–3.92%
PIMCO VIT Short-Term Advisor
2019	176	$9.82	$10.44	$1,795	2.37%	1.15%	1.75%	0.90%	1.51%
2018	194	$9.73	$10.28	$1,960	2.11%	1.15%	1.75%	–0.35%	0.26%
2017	200	$9.77	$10.26	$2,011	1.57%	1.15%	1.75%	0.52%	1.13%
2016	214	$9.72	$10.14	$2,134	1.51%	1.15%	1.75%	0.49%	1.10%
2015	221	$9.67	$10.03	$2,187	0.82%	1.15%	1.75%	–0.76%	–0.15%
PIMCO VIT Total Return Advisor
2019	1,056	$11.18	$12.91	$12,589	2.95%	1.15%	1.75%	6.36%	7.00%
2018	1,224	$10.51	$12.07	$13,656	2.45%	1.15%	1.75%	–2.38%	–1.78%
2017	1,344	$10.77	$12.29	$15,316	1.94%	1.15%	1.75%	2.98%	3.61%
2016	1,420	$10.45	$11.86	$15,675	2.02%	1.15%	1.75%	0.79%	1.40%
2015	1,493	$10.37	$11.70	$16,315	5.01%	1.15%	1.75%	–1.41%	–0.80%
QS Legg Mason Dynamic Multi-Strategy VIT II
2019	681	$12.86	$13.32	$9,012	1.99%	1.30%	1.75%	13.49%	14.01%
2018	817	$11.33	$11.68	$9,488	1.54%	1.30%	1.75%	–8.88%	–8.46%
2017	897	$12.43	$12.76	$11,389	1.18%	1.30%	1.75%	11.83%	12.34%
2016	1,051	$11.12	$11.36	$11,879	0.87%	1.30%	1.75%	–2.21%	–1.76%
2015	1,172	$11.37	$11.56	$13,504	0.82%	1.30%	1.75%	–7.09%	–6.67%
Royce Capital Fund Micro-Cap SC
2019	76	$10.93	$15.92	$953	0.00%	1.15%	1.75%	17.15%	17.87%
2018	34	$9.33	$13.50	$380	0.00%	1.15%	1.75%	–10.88%	–10.33%
2017	95	$10.47	$15.06	$1,130	0.51%	1.15%	1.75%	3.19%	3.81%
2016	109	$10.14	$14.51	$1,255	0.66%	1.15%	1.75%	17.29%	18.01%
2015	56	$8.65	$12.29	$560	0.00%	1.15%	1.75%	–14.14%	–13.62%
Royce Capital Fund Small-Cap SC
2019	160	$15.29	$19.96	$2,715	0.61%	1.15%	1.75%	16.37%	17.08%
2018	56	$13.14	$17.05	$862	0.14%	1.15%	1.75%	–10.11%	–9.56%
2017	218	$14.62	$18.85	$3,516	0.75%	1.15%	1.75%	3.27%	3.90%
2016	240	$14.15	$18.15	$3,742	2.22%	1.15%	1.75%	18.44%	19.15%
2015	99	$11.95	$15.23	$1,363	0.21%	1.15%	1.75%	–13.51%	–12.98%

*  These amounts represent the dividends, excluding distributions of capital gains (both long-term and short-term), received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average of net assets. These ratios exclude those expense charges that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividend by the underlying fund in which the subaccount invests.

FSA-74

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

6.  FINANCIAL HIGHLIGHTS — (Continued)

**  These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk and admin charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through redemption of units and expenses of the underlying funds are excluded.

***  These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total returns for periods of less than one year are not annualized. Product designs within a subaccount with an effective date during the year were excluded from the range of total return for that period unless the subaccount is only offered within the new product design.

(a)  Effective April 23, 2018, name changed from Goldman Sachs Strategic International Equity

(b)  Effective April 23, 2018, name changed from Goldman Sachs Strategic International Equity SC

(c)  Effective May 24, 2019, Oppenheimer Funds rebranded as Invesco Oppenheimer

(d)  For the period from January 1, 2019 to August 1, 2019 (date of liquidation)

7.  EXPENSES

The following is a summary of Separate Account expense charges which are assessed either as a direct reduction in unit values or through a redemption of units for all contracts contained within the Separate Account:

Expense Type	Range
Mortality and Expense Risk charge
To compensate PLAIC for assuming mortality and expense risks, a daily mortality and expense risk is deducted through the reduction of unit values. The charge is assessed on an annual basis and is calculated as a percent of the average daily net assets and varies depending on the product purchased and the death benefit option selected.	0.95% - 1.60%
Administrative Charge
An annual fee is assessed to reimburse PLAIC for expenses incurred in the administration of the contract and the Separate Account. The charge is assessed through the reduction of unit values.	0.10% - 0.15%
Contract Maintenance Fee
This annual charge is assessed through the redemption of units and is waived when the account value or purchase payments less surrenders and associated surrender charges equals or exceeds $50,000 - $100,000, depending on the product.	$0 - $35
Surrender Charge (Contingent Deferred Sales Charge)
This charge is assessed as a percent of the amount surrendered and is imposed to reimburse PLAIC for some of the costs of distributing the contracts. The percentage charged is assessed through the redemption of units and is based upon the number of full years which have elapsed between the date the contract was purchased and the surrender date.	0.00% - 7.00%
Transfer Fee Currently there is no fee charged for transfers; however, PLAIC has reserved the right to charge for each transfer after the first 12 transfers in any contract year as a redemption of units.	$25
Optional Benefit Fee
Optional benefits may be elected by contract owners. These benefits include death benefits and living benefits. The fees for such benefits are deducted monthly and assessed through redemption of units. These fees are calculated on either a "Benefit Base" basis, a "Floored Asset Base" basis or a "Net Amount at Risk" basis.	0.10% - 2.00% on Benefit Base 1.0% - 2.2% on Floored Asset Base $0.25 per $1000 - $18.94 per $1000 on Net Amount at Risk

FSA-75

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

8.  RELATED PARTY TRANSACTIONS

Contract owners' net payments represent premiums received from contract owners less certain deductions made by PLAIC in accordance with the contract terms. These deductions include, where appropriate, tax, surrender, mortality and expense risk, and administrative charges. These deductions are made to the individual contracts in accordance with the terms governing each contract as set forth in the Contract.

PLAIC offers a loan privilege to certain contract owners. Such contract owners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. There were no loans outstanding as of December 31, 2019.

Pursuant to the terms of an agreement with PLAIC, Protective Life administers the Contracts. Contract administration includes: processing applications for the Contracts and subsequent owner requests; processing purchase payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

Investment Distributors, Inc., a wholly owned subsidiary of PLC, is the principal underwriter for the Separate Account.

9.  SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and national governments have implemented a range of policies and actions to combat it. The extent of the impact of COVID-19 on world economies, and ultimately on the portfolios in which the subaccounts invest, is highly uncertain and cannot be predicted at this time. Management will continue to monitor developments, and their impact on the fair value of the portfolios, which may be materially adversely affected if the financial markets and/or the overall economy are impacted for an extended period.

FSA-76

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Protective Life and Annuity Insurance Company:

We have audited the accompanying financial statements of Protective Life and Annuity Insurance Company, which comprise the statutory statement of admitted assets, liabilities, and capital and surplus as of December 31, 2019, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the year then ended, and the related notes to the statutory financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the Alabama Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Notes 1 and 2 to the financial statements, the financial statements are prepared by Protective Life and Annuity Insurance Company using statutory accounting practices prescribed or permitted by the Alabama Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Protective Life and Annuity Insurance Company as of December 31, 2019, or the results of its operations or its cash flows for the year then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Protective Life and Annuity Insurance Company as of December 31, 2019, and the results of its operations and its cash flow for the year then ended, in accordance with statutory accounting practices prescribed or permitted by the Alabama Department of Insurance described in Notes 1 and 2.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the supplemental schedule of selected financial information, summary investment schedule, and investment risk interrogatories is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Alabama Department of Insurance. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Birmingham, Alabama
April 24, 2020

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Protective Life and Annuity Insurance Company:

We have audited the accompanying statutory financial statements of Protective Life and Annuity Insurance Company (a wholly owned subsidiary of Protective Life Insurance Company) (the "Company"), which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the years ended December 31, 2018 and December 31, 2017.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Alabama Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Notes 1 and 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Alabama Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Notes 1 and 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018, or the results of its operations or its cash flows for the years ended December 31, 2018 and December 31, 2017.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2018 and December 31, 2017, in accordance with the accounting practices prescribed or permitted by the Alabama Department of Insurance described in Notes 1 and 2.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
April 29, 2019

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS

(Statutory Basis)

	December 31
	2019	2018
	($ in thousands, except share amounts)
ADMITTED ASSETS
Bonds (fair value: 2019 — $5,811,563; 2018 — $4,645,544)	$5,395,862	$4,615,171
Preferred stocks (fair value: 2019 — $23,252; 2018 — $25,704)	21,301	26,897
Common stocks-unaffiliated (cost: 2019 — $1; 2018 — $1)	1	1
Mortgage loans on real estate	96,994	98,310
Contract loans	55,127	56,551
Cash	3,409	(1,699)
Cash equivalents	131,723	40,996
Short term investments	1,036	8,576
Receivable for securities	71	75
Derivatives	7,423	1,056
Derivative collateral and receivables	1,191	525
Other invested assets	18,296	8,992
Total cash and investments	5,732,434	4,855,451
Amounts recoverable from reinsurers	4,743	2,887
Deferred and uncollected premiums	3,369	(1,347)
Investment income due and accrued	53,144	46,516
Deferred tax asset	18,027	12,400
Other assets	7,033	9,382
Assets held in Separate Accounts	180,072	183,375
Total admitted assets	$5,998,822	$5,108,664
LIABILITIES AND CAPITAL AND SURPLUS
Aggregate reserves:
Life policies and contracts	$5,319,758	$4,550,470
Accident and health	2,384	2,422
Liability for deposit-type contracts	26,835	24,006
Policy and contract claims:
Life	20,271	15,904
Accident and health	11	32
Other policyholders' funds and policy and contract liabilities	2,662	3,458
Interest maintenance reserve (IMR)	51,498	29,704
Transfers from Separate Accounts due or accrued, net	(7,410)	(831)
Taxes, licenses and fees due or accrued	310	245
Current federal income tax	0	578
Remittances and items not allocated	11,873	8,713
Asset valuation reserve (AVR)	24,318	17,889
Payable to parent, subsidiaries, and affiliates	9,367	952
Funds held under coinsurance	0	12
Derivatives	4,870	226
Derivative collateral and payables	2,000	25
Other liabilities	4,512	3,224
Liabilities held in Separate Accounts	180,072	183,375
Total liabilities	5,653,331	4,840,404
Capital and surplus:
Common stock, $10.00 par value; 500,000 shares authorized; 250,000 shares issued and outstanding	2,500	2,500
Preferred stocks, $1 par value, shares authorized, issued and outstanding: 2,000	2	2
Gross paid-in and contributed surplus	429,569	374,569
Unassigned funds — surplus	(86,580)	(108,811)
Total capital and surplus	345,491	268,260
Total liabilities and capital and surplus	$5,998,822	$5,108,664

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

STATEMENTS OF OPERATIONS

(Statutory Basis)

	Year Ended December 31
	2019	2018	2017
	($ in thousands)
Revenue:
Premiums and annuity considerations	$1,339,177	$3,190,493	$248,725
Considerations for supplementary contracts with life contingencies	901	1,849	810
Net investment income	217,920	159,597	83,739
Commissions and expense allowances on reinsurance ceded	3,064	3,179	3,057
Amortization of interest maintenance reserve	4,138	3,136	2,520
Net gain (loss) from operations from Separate Accounts	303	(291)	643
Reserve adjustments on reinsurance ceded	(17,690)	(19,051)	(18,144)
Other income	7,933	5,880	6,051
Total revenue	1,555,746	3,344,792	327,401
Benefits and expenses:
Death and annuity benefits	119,321	92,232	31,121
Accident and health benefits	726	742	691
Surrender benefits and other fund withdrawals	345,134	263,648	120,221
Other policy and contract benefits	3,926	2,876	1,415
Increase in aggregate reserves	769,250	2,898,686	131,029
Commissions and expense allowances on reinsurance assumed	16,167	140,559	14
Commissions	13,464	13,535	9,079
General expenses	24,254	19,188	12,092
Insurance taxes, licenses, and fees	3,978	3,177	626
Transfers from Separate Accounts, net	(20,449)	(17,336)	(15,268)
Change in MODCO reserves	238,543	0	0
Other expenses	(206)	99	2
Total benefits and expenses	1,514,108	3,417,406	291,022
Net income (loss) from operations before dividends to policyholders and federal income taxes	41,638	(72,614)	36,379
Dividends to policyholders	1,075	1,597	72
Federal income taxes	14,902	43,464	9,911
Net income (loss) from operations	25,661	(117,675)	26,396
Net realized capital gains (losses) (less $2,172, $115, and $625 of capital gains tax in 2019, 2018, and 2017, respectively, and excluding $6,908, $792, and $2,259 transferred to the IMR in 2019, 2018, and 2017, respectively)	(1,252)	(1,029)	(3,107)
Net income (loss)	$24,409	$(118,704)	$23,289

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

STATEMENT OF CHANGES IN CAPITAL AND SURPLUS

(Statutory Basis)

($ in thousands)
Capital and surplus, December 31, 2016	$172,001
Net income for 2017	23,289
Change in nonadmitted assets and related items	3,021
Change in asset valuation reserve	(1,666)
Change in net deferred income tax	(5,361)
Change in net unrealized capital gains and losses	(328)
Dividend to parent	(34,600)
Change in surplus as a result of reinsurance	(361)
Prior period adjustment	(93)
Capital and surplus, December 31, 2017	155,902
Net loss for 2018	(118,704)
Change in nonadmitted assets and related items	(47,127)
Change in asset valuation reserve	(5,022)
Change in net deferred income tax	56,099
Change in net unrealized capital gains and losses	308
Contribution from parent	225,000
Change in surplus as a result of reinsurance	(342)
Prior period adjustment	2,146
Capital and surplus, December 31, 2018	$268,260
Net income for 2019	24,409
Change in nonadmitted assets and related items	1,155
Change in unauthorized reinsurance	(6)
Change in asset valuation reserve	(6,429)
Change in net deferred income tax	4,063
Change in net unrealized capital gains and losses	(630)
Contribution from parent	55,000
Change in surplus as a result of reinsurance	(331)
Capital and surplus, December 31, 2019	$345,491

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

STATEMENTS OF CASH FLOW

(Statutory Basis)

	Year Ended December 31
	2019	2018	2017
	($ in thousands)
Cash from operations
Premiums and annuity considerations	$461,768	$636,443	$249,494
Commission and expense allowances ceded	3,064	3,179	3,057
Net investment income	221,978	160,793	84,492
Miscellaneous income	9,864	5,248	6,332
Benefit and loss related payments	(486,690)	(364,143)	(171,077)
Commissions and expenses paid	6,633	(76,683)	(22,491)
Net transfers from Separate Accounts	13,870	19,265	17,086
Dividends paid to policyholders	(1,064)	(710)	(76)
Federal and foreign income taxes paid	(21,787)	(50,498)	(3,054)
Net cash from operations	207,636	332,894	163,763
Cash from investments
Proceeds from investments sold, matured or repaid:
Bonds	657,215	423,539	149,894
Stocks	5,856	2,651	969
Mortgage loans	13,194	11,112	5,644
Other invested assets	215	0	0
Net gains (losses) on cash, cash equivalents and short-term investments	1	(24)	20
Miscellaneous proceeds	4	602	1,250
Total investment proceeds	676,485	437,880	157,777
Cost of investments acquired:
Bonds	(874,415)	(974,207)	(240,811)
Stocks	(221)	(390)	(99)
Mortgage loans	0	(5,000)	(13,660)
Miscellaneous applications	(7,781)	0	(4,306)
Total investments acquired	(882,417)	(979,597)	(258,876)
Net decrease (increase) in contract loans and premium notes	2,857	1,625	2,298
Net cash from investments	(203,075)	(540,092)	(98,801)

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

STATEMENTS OF CASH FLOW

(Statutory Basis)

	Year Ended December 31
	2019	2018	2017
	($ in thousands)
Cash from financing and miscellaneous sources
Cash provided (applied):
Funds held under coinsurance	$(12)	$(2)	$(2)
Capital contribution from parent	55,000	184,976	0
Dividends and distributions to parent	0	0	(34,600)
Borrowed funds	0	0	(10,000)
Net deposits (withdrawals) from deposit-type contracts	2,932	(493)	2,210
Other cash provided (applied), net	25,814	35,948	1,532
Net cash from financing and miscellaneous sources	83,734	220,429	(40,860)
Net change in cash, cash equivalents, and short term investments	88,295	13,231	24,102
Cash, cash equivalents, and short term investments, beginning of year	47,873	34,642	10,540
Cash, cash equivalents, and short term investments, end of year	$136,168	$47,873	$34,642
Non-cash exchanges of securities (Investing activities)	$84,416	$27,864	$8,413
Non-cash change in retained asset account (Operations, Financing and Miscellaneous sources)	$689	$830	$323
Non-cash contribution of bonds from Protective Life Insurance Company (Investing, Financing and Miscellaneous sources)	$0	$39,701	$0
Accrued interest on bonds contributed from Protective Life Insurance Company (Operations, Financing and Miscellaneous sources)	$0	$323	$0
Reclassification of securities from Bonds to Other Invested Assets (Investing activities)	$6,917	$8,991	$0
Great-West reinsurance transaction initial impact (Operations) (See Note 9)	$562,991	$0	$0
Great-West reinsurance transaction initial impact (Investing activities) (See Note 9)	$582,489	$0	$0
Great-West reinsurance transaction initial impact (Financing and Miscellaneous sources) (See Note 9)	$19,498	$0	$0
Liberty reinsurance transaction initial impact (Operations) (See Note 9)	$0	$2,430,726	$0
Liberty reinsurance transaction initial impact (Investing activities) (See Note 9)	$0	$2,427,588	$0
Liberty reinsurance transaction initial impact (Financing and Miscellaneous sources) (See Note 9)	$0	$3,138	$0

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL

Basis of Presentation — The statutory basis financial statements of Protective Life and Annuity Insurance Company (the "Company") have been prepared in conformity with accounting practices prescribed or permitted by the Alabama Department of Insurance (the "Department"). The Company is a stock, legal reserve, life, and accident and health insurer.

All outstanding shares of the Company's common stock are owned by Protective Life Insurance Company ("PLICO"), a life insurance company domiciled in the State of Tennessee. All outstanding shares of the Company's preferred stock are owned by Protective Life Corporation ("PLC"), an insurance holding company domiciled in the State of Delaware. PLC is a wholly-owned subsidiary of Dai-ichi Life Holdings, Inc. ("Dai-ichi Life"), a kabushiki kaisha organized under the laws of Japan. PLICO is a wholly owned subsidiary of PLC. Other affiliated insurers include Golden Gate Captive Insurance Company, Golden Gate II Captive Insurance Company, Golden Gate III Vermont Captive Insurance Company, Golden Gate IV Vermont Captive Insurance Company, Golden Gate V Vermont Captive Insurance Company, Shades Creek Captive Insurance Company, Protective Property & Casualty Insurance Company, MONY Life Insurance Company, and West Coast Life Insurance Company.

The Department recognizes only statutory practices prescribed or permitted by the State of Alabama for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under Alabama Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures manual, effective January 1, 2001, ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Alabama. The State of Alabama has adopted certain prescribed accounting practices that differ from those found in NAIC SAP, none of which had a material impact on the Company's Statements of Admitted Assets, Liabilities, and Capital and Surplus as of December 31, 2019 and 2018, or Statements of Operations for each of the three years in the period ended December 31, 2019.

The Company has no permitted practices as of December 31, 2019 and 2018, or for the three years in the period ended December 31, 2019.

The preparation of financial statements in conformity with NAIC SAP requires management to make various estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Nature of Operations — The Company is an entity through which PLC markets, distributes and services life insurance and annuity products primarily in the State of New York. New York direct premiums were 96.9%, 97.3%, and 96.7% of the Company's total direct premiums and New York direct annuity premiums accounted for 85.8%, 93.4%, and 89.5% of the Company's total direct premiums in 2019, 2018, and 2017, respectively. In addition, on June 3, 2019, the Company assumed a block of life and annuity policies issued in New York from Great-West Life & Annuity Company of New York. On May 1, 2018, the Company assumed a block of life and annuity policies issued in New York from Liberty Life Assurance Company of Boston. See Note 9 for more details of these reinsurance transactions.

The Company has no employees, and therefore, has no employee benefit plans.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

Summary of Significant Accounting Policies — The Company uses the following significant accounting policies:

Cash and Investments

Investments are stated at values determined by methodologies prescribed by the NAIC. Bonds not backed by other loans are stated at amortized cost using the interest method, except for bonds with a NAIC designation of 6 which are carried at the lower of amortized cost or fair value. For bonds carried at fair value, the difference between cost and fair value is reflected in "Change in net unrealized capital gains and losses" in unassigned funds.

Loan-backed bonds and structured securities stated at amortized cost utilize anticipated prepayments to determine the effective yield at purchase. The majority of prepayment assumptions for loan-backed bonds and structured securities are obtained from Bloomberg; other sources are broker-dealer surveys, trustee information, and internal estimates. These assumptions are consistent with current interest rates and the economic environment. Changes in the timing of estimated future cash flows from the original purchase assumptions are accounted for using the retrospective method.

Bond and preferred stock fair values are obtained from a nationally recognized pricing service. The Company uses quotes obtained from brokers and internally developed pricing models to price those bonds that are not priced by this service.

Preferred stocks are stated at amortized cost or fair values, depending on the assigned NAIC designation. For preferred stocks carried at fair value, the difference between cost and fair value is reflected in "Change in net unrealized capital gains and losses" in unassigned funds.

The Company's investments in surplus notes with an NAIC Credit Rating Providers ("NAIC CRP") designation of NAIC 1 or NAIC 2 are reported at amortized cost. Surplus notes held with no NAIC CRP designation, or with a designation of NAIC 3, 4, 5, or 6, are carried at the lesser of amortized cost or fair value. Investments in surplus notes are reported as "Other invested assets."

Common stocks are generally stated at a fair value obtained from a nationally recognized pricing service.

Mortgage loans on real estate are stated at the aggregate unpaid principal balance. Book value adjustments are made for other-than-temporary declines. Temporary declines in value are reflected in in "Change in net unrealized capital gains and losses" in unassigned funds.

Contract loans are carried at the unpaid principal balance. The excess of unpaid contract loan balances over the cash surrender value, if any, is nonadmitted and reflected as an adjustment to surplus. Interest is capitalized on the anniversary date.

Cash includes all demand deposits reduced by the amount of outstanding checks. The Company has deposits with certain financial institutions which exceed federally insured limits; however, total deposits are maintained within the bank-specific deposit level guidelines established by the Investments Policy Committee (IPC). The Company reviews the creditworthiness of these financial institutions and believes there is minimal risk of material loss.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

Short-term investments are stated at amortized cost, which approximates fair value. The short-term investment category includes those investments whose maturities at the time of acquisition were one year or less. Money market mutual funds are classified as cash equivalents with measurement at fair value.

Receivables and payables for securities represent balances outstanding with brokers related to purchase and sale transactions. These balances are cleared as amounts are received or paid.

Investment income is recorded when earned.

Realized gains and losses on the sale or maturity of investments are determined on the basis of specific identification and are included in the Statements of Operations on the trade date, net of the amount transferred to the Interest Maintenance Reserve ("IMR") and net of applicable federal income taxes. The Company analyzes various factors to determine if any specific other-than-temporary asset impairment ("OTTI") exists. Once a determination has been made that a specific OTTI exists, a realized loss is incurred and the cost basis of the impaired asset, other than loan-backed and structured securities, is adjusted to its fair value. Impaired loan-backed and structured securities are adjusted to the sum of their discounted future expected cash flows.

Derivatives

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly-rated counterparties. The Company manages market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by the Company's risk management department.

The Company uses various derivative instruments to manage risks related to certain annuity products, including the guaranteed living withdrawal benefit ("GLWB") rider associated with variable annuity ("VA") contracts. The derivative instruments the Company may use include interest rate swaps, interest rate swaptions, interest rate futures, equity futures, equity options, foreign currency futures, variance swaps, volatility futures, volatility options, and credit derivatives. The Company can use these derivatives as economic hedges against risks inherent in the products. These risks have a direct impact on the cost of the VA GLWB products and are correlated with the equity markets, interest rates, foreign currency levels, and overall volatility.

The Company uses equity options to manage its equity risk in its fixed indexed annuity products. The Company may purchase and sell index call and put options which have underlyings based upon the S&P equity index. As of December 31, 2019, the Company had paid a net amount of $0.4 million for its open call options.

The Company uses US equity index futures to manage its equity risk in its fixed indexed annuity products. These positions are traded on recognized exchanges, and they require the posting of margin through the broker. Because the counterparties also are required to post margin, these positions do not contain significant counterparty credit risk.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

The Company uses a combination of derivative instruments to mitigate volatility, equity, and currency risk related to certain guaranteed minimum benefits, including GLWB benefits within its VA products.

The Company uses US and foreign equity market index futures and foreign currency futures transactions. These positions are traded on recognized exchanges, and they require the posting of margin through the broker. Because the counterparties also are required to post margin, these positions do not contain significant counterparty credit risk.

The Company uses index put options which have underlyings based upon several equity indexes, both U.S. and foreign. As of December 31, 2019, 2018, and 2017, the Company had paid $2.8 million, $0.7 million, and $0.7 million, respectively, for its open put options.

None of the Company's derivative instruments qualify for hedge accounting. Therefore, all derivative instruments are reported at fair value and are included in the Statements of Admitted Assets, Liabilities, and Capital and Surplus. The changes in the fair value of these derivatives are recognized immediately as changes in unrealized gains (losses) in surplus. Upon termination, the realized gain or loss is recorded in realized capital gains and losses.

During the years ended December 31, 2019, 2018, and 2017, the Company had $0.8 million of unrealized losses, $0.4 million of unrealized gains, and $0.4 million of unrealized gains, respectively, related to derivatives that did not qualify for hedge accounting.

Premium Revenue and Related Commissions

Annuity considerations are recognized as revenue when received. Premiums for flexible premiums/universal life policies and single premium credit life are recognized as revenues when collected. Premiums for traditional life insurance products are recognized as revenue when due. Accident and health premiums are earned ratably over the terms of the related insurance contracts.

Considerations for deposit type contracts, which do not have any life contingencies, are recorded directly to the related liability.

Acquisition costs, such as commissions and other costs related to new business, are expensed as incurred.

The amount of dividends to be paid to policyholders is determined annually by the Company's Board of Directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

Aggregate Reserves for Policies and Contracts

Policy reserves for future policy benefits are actuarially computed using methods and assumptions in accordance with certain state statutes and administrative regulations. The mortality table and interest assumptions currently being used on the majority of policies in force are the 1941, 1958, 1980, and 2001 Commissioner's Standard Ordinary tables with 2.25% to 6.0% interest.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

The Company waives deduction of deferred fractional premiums upon death of the insureds and returns any portion of the final premium beyond the month of death. The Company has certain surrender values in excess of the legally computed reserves which are included in "Aggregate reserves: Life policies and contracts" in the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The method used in the valuation of substandard policies is based on the normal tabular reserves plus a portion of the substandard extra premium. For policies with a Mean reserve method, the extra substandard reserve is one half of the annualized extra premium (less a deferred premium). For policies with a Mid-Terminal reserve method, the extra substandard reserve is the unearned modal substandard extra premium.

As of December 31, 2019 and 2018, the Company had $1.3 billion and $1.0 billion, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Alabama. Reserves to cover this insurance totaled $11.0 million and $9.2 million as of December 31, 2019 and 2018, respectively, and are reported in "Aggregate reserves: Life policies and contracts" in the Statements of Admitted Assets, Liabilities and Capital and Surplus. Tabular interest, tabular less actual reserves released, and tabular cost are determined by formula. Other net changes in reserves for the years ended December 31 are as follows:

2019			ORDINARY				GROUP

ITEM	Total	Industrial Life	Life Insurance	Individual Annuities	Supplementary Contracts	Credit Life Group and Individual	Life Insurance	Annuities
					($ in thousands)
Excess interest on universal life products	$9,323	$0	$7,958	$0	$0	$0	$1,365	$0
Acquisition via reinsurance of policies from Great-West Life & Annuity Insurance Company of NY *	634,834	0	592,172	2,422	30,158	0	0	10,082
Total	$644,157	$0	$600,130	$2,422	$30,158	$0	$1,365	$10,082

*  See Note 9 for more information regarding this reinsurance transaction

2018			ORDINARY				GROUP

ITEM	Total	Industrial Life	Life Insurance	Individual Annuities	Supplementary Contracts	Credit Life Group and Individual	Life Insurance	Annuities
					($ in thousands)
Excess interest on universal life products	$5,083	$0	$4,558	$0	$0	$0	$525	$0
Acquisition via reinsurance of policies from Liberty Life Assurance Company of Boston *	2,547,918	0	1,573,241	779,975	520	0	181,183	12,999
Total	$2,553,001	$0	$1,577,799	$779,975	$520	$0	$181,708	$12,999

*  See Note 9 for more information regarding this reinsurance transaction

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

2017			ORDINARY				GROUP
ITEM	Total	Industrial Life	Life Insurance	Individual Annuities	Supplementary Contracts	Credit Life Group and Individual	Life Insurance	Annuities
Excess interest on universal life products	$1,617	$0	$1,085	$0	$0	$0	$532	$0
Total	$1,617	$0	$1,085	$0	$0	$0	$532	$0

For the determination of investment earnings on funds not involving life contingencies, for each valuation rate of interest the tabular interest is calculated as one-hundredth of the product of such valuation rate of interest times the mean of the amounts of funds subject to such valuation rate of interest held at the beginning and the end of the year of valuation. The tabular interest on funds not involving life contingencies is generally the interest actually credited or paid on such funds.

Liabilities for policy reserves on fixed annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method ("CARVM"). The reserve calculation considers the interest credited rates and guarantee periods specific to each policy as well as the appropriate mortality table depending on the contract issue date.

Certain of the Company's VA contracts contain guaranteed minimum death benefit ("GMDB") and GLWB features. The VA GMDB becomes payable upon death. The guaranteed amount varies by the particular contract and option elected and may be based on amounts deposited or maximum account value on prior anniversaries. All guarantees are reduced for prior partial withdrawal activity. The charge for the GMDB is based on a percentage of account value. The Company does not reinsure the GMDB feature. The VA GLWB applies to amounts withdrawn. The charge is a percentage of the guaranteed benefit base, and the annual guaranteed withdrawal amount is equal to 3.5% to 7% depending on the contract owner's age. Statutory reserves are calculated according to Actuarial Guideline 43, "VACARVM".

Reserves for deposit type funds are equal to deposits received and interest credited to contract holders less surrenders and withdrawals that represent a return to the contract holder. Interest rates credited ranged from 2.5% to 6.0% for immediate annuities during 2019. Interest rates credited ranged from 0.59% to 5.0% for immediate annuities during 2018. Interest rates credited ranged from 0.7% to 6.6% for immediate annuities during 2017.

Liabilities for Single Premium Deferred Annuity ("SPDA") contracts are calculated in accordance with Actuarial Guideline 33. The reserves are calculated using a CARVM approach such that the reserve equals the greatest present value of future benefits floored at the cash surrender value of the contract. Future benefits include death, surrender and annuitization. Mortality and discount rates used in the reserve calculation are specified by regulatory authorities.

Certain of the Company's policy reserves relate to universal life policies with secondary guarantees ("ULSG"), which guarantee that insurance coverage will remain in force (subject to the payment of specified premiums). These products do not allow the Company to adjust policyholder premiums after a policy is issued, and most of these products do not have significant account values upon which interest is credited. Policy reserves for these products are actuarially computed using methods and assumptions in accordance with Actuarial Guideline 38 ("AG38"). Total reserves for ULSG policies reserved for under AG38 were $42.9 million and $34.1 million at December 31, 2019 and 2018, respectively.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

Liabilities for accident and health policies include unearned premiums and additional reserves. The liability for future policy benefits and claims on life and health insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Changes in estimates are reflected in operations currently.

Liabilities for losses and loss adjustment expenses for accident and health contracts are estimated by the Company's valuation actuary using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates specified by regulatory authorities for disability income business.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with Statement of Statutory Accounting Principles ("SSAP") No. 54, "Individual and Group Accident and Health Contracts."

Policy and Contract Claims

Policy and contract claims include provisions for reported life, accident and health claims in process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred but not reported based primarily on prior experience of the Company. As such amounts are necessarily estimates, the ultimate liability may differ from the amount recorded and will be reflected in the results of operations when additional information becomes known.

Asset Valuation Reserve ("AVR") and Interest Maintenance Reserve ("IMR")

The Company established certain reserves as required by NAIC SAP. The AVR is based upon a statutory formula as prescribed by the NAIC to provide a standardized reserve for realized and unrealized losses from default and/or equity risks associated with all invested assets, excluding cash, contract loans, premium notes, collateral loans, and investment receivables. Realized gains and losses related to fixed maturities resulting from changes in credit quality and capital gains and losses related to all other investments, net of applicable federal income taxes, are reflected in the calculation of AVR. Unrealized gains and losses, net of applicable deferred federal income taxes, are also reflected in the calculation. Changes in AVR are charged or credited directly to unassigned funds.

The IMR captures realized gains and losses, net of applicable federal income taxes, from the sale of fixed maturity investments. The portion of these realized gains and losses resulting from changes in the general level of interest rates is not recognized currently but is amortized into income over the approximate remaining life of the investment sold.

Federal Income Taxes

The provision for federal income taxes is computed in accordance with those sections of the Internal Revenue Code applicable to life insurance companies. Deferred income taxes are provided based upon the expected future impact of differences between the financial statement and tax basis of assets and liabilities. The admission of gross deferred income tax assets is subject to various limitations as specified by NAIC SAP. Changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in unassigned funds.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

1.  GENERAL — (Continued)

Reinsurance

In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other reinsurers. Amounts recoverable from reinsurers related to paid policy claims are included in "Amounts recoverable from reinsurers" and insurance liabilities are reported net of reinsurance recoverables in the Statements of Admitted Assets, Liabilities, and Capital and Surplus. Receivables and payables from the same reinsurer, including funds withheld, are generally offset. For reserve credits taken related to reinsurers considered to be unauthorized by the Department, the Company must obtain letters of credit, funds withheld, or other forms of collateral in amounts at least equal to reserve credits. To the extent such collateral is not obtained, the Company must record a liability for reinsurance in unauthorized companies.

Reinsurance premiums ceded and reinsurance recoveries on policy claims are netted against the respective "Premiums and annuity considerations" and "Death and annuity benefits" in the Statements of Operations. Revenues from commissions and expense allowances on reinsurance ceded are recognized in the period in which the transaction occurs and recorded in "Commissions and expense allowances on reinsurance ceded" in the Statements of Operations. The change in modified coinsurance ("MODCO") reserves ceded and related expenses are included in "Reserve adjustments on reinsurance ceded" in the Statements of Operations.

The Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations it assumed. The Company evaluates the financial condition of its reinsurers and monitors the associated concentration of credit risk.

Separate Accounts

The Company issues both market value adjusted annuities and variable annuities. Excluding any contract guarantees for either a minimum return or account value upon death or annuitization, variable annuity policyholders bear the investment risk that the Separate Accounts funds may not meet their stated investment objectives. The assets and liabilities related to Separate Accounts are recorded at fair value and reported separately as assets and liabilities held in Separate Accounts. Fees charged on Separate Account contract owner deposits are included in the Statements of Operations. In the event that the asset value of certain contract holder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to operations.

2.  STATUTORY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DIFFERENCES

Accounting practices prescribed or permitted by the Department vary in some respects from accounting principles generally accepted in the United States of America ("GAAP"). A summary of significant accounting practices, which differ from GAAP, are as follows:

(1)  the costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to operations in the year incurred and thus are not amortized over the period benefited, whereas premiums are taken into revenue over the premium paying period of the related policies;

(2)  deposits to universal life contracts, investment contracts and limited payment contracts are credited to revenue;

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

2.  STATUTORY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DIFFERENCES — (Continued)

(3)  policy reserves for future policy benefits are actuarially computed in accordance with certain state statutes and administrative regulations including both net level and modified reserve bases. These liabilities are computed using statutory actuarial tables which do not allow for modification based on the Company's experience, investment yields, mortality, or withdrawals. Aggregate reserves are shown net of the credit taken for reinsurance;

(4)  assets must be included in the statutory financial statements at "admitted asset value" and "nonadmitted assets" must be excluded through a charge against surplus;

(5)  bonds and short-term investments are generally carried at amortized cost and preferred stocks at cost, irrespective of the Company's investment portfolio activity;

(6)  subsidiaries and affiliates are carried as investments at net statutory book value, their periodic net income or loss is recorded in "Change in net unrealized capital gains and losses" in unassigned funds, and dividends are recorded as investment income;

(7)  certain assets and liabilities are reported net of ceded reinsurance balances;

(8)  realized capital gains and losses are reflected net of transfers to IMR and federal income tax in the Statements of Operations;

(9)  deferred federal income tax is provided based upon the expected future impact of differences between the financial statement and tax basis of assets and liabilities. The admission of gross deferred income taxes is subject to various limitations as specified by NAIC SAP. In addition, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in unassigned funds;

(10)  adjustments reflecting the valuation of investments at the statement date are carried to the surplus account as unrealized investment gains or losses, without providing for federal income tax or income tax reductions;

(11)  sales of assets between affiliated companies are generally recorded at fair value;

(12)  the AVR is reported as a liability rather than as a reduction in investments and is charged directly to surplus;

(13)  the IMR is reported as a liability and the amortization of the IMR is reported in the revenue section of the Statements of Operations;

(14)  the Statements of Cash Flow are presented in the required statutory format;

(15)  the changes in nonadmitted assets, net deferred income taxes, reserves on account of a change in valuation basis, AVR, liability for unauthorized reinsurance, and net unrealized capital gains and losses are recorded as direct increases and decreases to surplus;

(16)  life insurance premiums deferred and uncollected represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current policy year has been collected;

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

2.  STATUTORY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DIFFERENCES — (Continued)

(17)  for reserve credits taken related to reinsurers considered "unauthorized" by the Department, the Company must obtain letters of credit, funds withheld or other forms of collateral in amounts at least equal to the reserve credits. To the extent such collateral is not obtained, the Company must record a liability for reinsurance in unauthorized companies with a charge to unassigned funds;

(18)  market value adjusted annuities are included in the Company's general account for GAAP purposes, but are included in Separate Accounts on a statutory basis;

(19)  goodwill of entities acquired is recorded at the parent level for NAIC SAP, rather than at the subsidiary level;

(20)  contracts that contain an embedded derivative are not bifurcated between components and are accounted for as part of the host contract, whereas under GAAP, the embedded derivative would be bifurcated from the host contract and accounted for separately.

(21)  acquisitions and reinsurance transactions can be subject to different accounting treatments due to differences in risk transfer and business combination assessments. On a GAAP basis, PLC and its subsidiaries, including the Company, accounted for its February 1, 2015 acquisition by Dai-ichi Life under the acquisition method of accounting prescribed in ASC Topic 805, "Business Combinations." In accordance with this guidance, "pushdown" accounting was elected, including the initial recognition of most of PLC's and its subsidiaries' assets and liabilities at fair value as of the acquisition date. For Statutory reporting purposes, no similar accounting or adjustments occurred on February 1, 2015. Similarly, certain acquisitions of inforce business are accounted for as reinsurance pursuant to Statutory guidelines, but are subject to Purchase GAAP accounting ("PGAAP") guidelines for GAAP reporting purposes due to their qualification as a business combination.

The differences between NAIC SAP and GAAP have not been quantified as of December 31, 2019 and 2018 or the three year period ended December 31, 2019; however, the differences are presumed to be material.

3.  ACCOUNTING CHANGES AND PRIOR PERIOD ADJUSTMENTS

Accounting Changes

Effective January 1, 2019, the Company adopted revisions to SSAP No. 30, "Unaffiliated Common Stock" ("SSAP No. 30R"), which update the common stock definition to include U.S. Securities and Exchange Commission registered closed-end funds and unit-investment trusts in accordance with the initiatives of the Investment Classification Project. The adoption of these revisions had no effect on the Company's financial statements.

Effective December 31, 2018, the Company adopted revisions to SSAP No. 21, "Other Admitted Assets" (SSAP No. 21R), which detail that period-certain structured settlements acquired in accordance with all state and federal laws are admitted assets. Life-contingent structured settlements and period-certain structured settlements not acquired pursuant to state and federal laws are nonadmitted assets. The adoption of these revisions did not have a material effect on the Company's financial statements.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

3.  ACCOUNTING CHANGES AND PRIOR PERIOD ADJUSTMENTS — (Continued)

Effective January 1, 2018, the Company adopted revisions to SSAP No. 100, "Fair Value" ("SSAP No. 100R"), which allows net asset value ("NAV") per share as a practical expedient to fair value when an SSAP specifically identifies NAV as a permitted practical expedient or when certain other conditions are met. The adoption of these revisions did not have a material effect on the Company's financial statements.

Prior Period Adjustments

For the June 30, 2018 statutory filing, the Company corrected its calculation of fixed indexed annuity ("FIA") reserves as reported on its December 31, 2017 statutory annual statement. The correction was due to the use of incorrect interest rates and annuitization path in the computation of the Company's FIA reserves as of December 31, 2017. The effect of this adjustment resulted in a decrease to "Aggregate reserves: Life policies and contracts" of $2.7 million and a decrease to "Deferred tax asset" of $0.6 million. The net effect of these changes was an increase in "Unassigned funds — surplus" of $2.1 million. In accordance with the provisions of SSAP No. 3, "Accounting Changes and Corrections of Errors," this change represents the January 1, 2018 impact of the correction.

4.  INVESTMENTS

Net Investment Income

Net investment income for the years ended December 31 consists of the following:

	December 31
	2019	2018	2017
	($ in thousands)
Bonds	$216,720	$156,281	$79,722
Stocks	1,508	1,543	1,624
Mortgage loans	5,358	5,655	5,262
Cash, cash equivalents, and short-term investments	2,598	1,264	115
Contract loans	3,299	3,312	2,145
Other invested assets	893	345	0
Miscellaneous investment income	(34)	43	0
Total investment income	230,342	168,443	88,868
Investment expenses	(12,422)	(8,846)	(5,129)
Net investment income	$217,920	$159,597	$83,739

Due and accrued income is excluded from investment income on the following basis:

Mortgage loans — Income is excluded on loans delinquent more than 90 days. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible.

Bonds — When the Company determines collection of interest to be uncertain or interest is 90 days past due, the accrual of interest receivable is discontinued.

There was no due and accrued investment income excluded at December 31, 2019 or 2018.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

Realized Gains and Losses

Realized investment gains (losses) for the years ended December 31 are summarized as follows:

	2019	2018	2017
	($ in thousands)
Bonds	$8,598	$2,139	$3,416
Common stock-unaffiliated	1	95	124
Preferred stock	39	250	19
Cash, cash equivalents and short-term investments	1	(24)	20
Derivative instruments	(1,006)	73	(3,787)
Other invested assets	394	0	0
Other investments	(26)	5	37
Other-than-temporary impairments	(173)	(2,660)	(52)
Less:
Amounts transferred to interest maintenance reserve	6,908	792	2,259
Federal income taxes	2,172	115	625
Net realized investment losses	$(1,252)	$(1,029)	$(3,107)

Proceeds from the sales of investments in bonds, common stocks, and preferred stocks during 2019, 2018, and 2017 were approximately $356.5 million, $336.7 million, and $106.3 million, respectively. The Company realized gross gains of $9.6 million, $5.3 million, and $4.1 million on those sales for the years ended December 31, 2019, 2018 and 2017, respectively. Gross losses of $1.0 million, $2.9 million, and $0.5 million were realized on those sales for the years ended December 31, 2019, 2018 and 2017, respectively.

Unrealized Gains and Losses

The change in net unrealized investment gains and losses included in surplus for the years ended December 31 is as follows:

	2019	2018	2017
	($ in thousands)
Bonds	$1	$(5)	$0
Common stocks	0	(1)	1
Derivative instruments	(798)	396	(446)
Less:
Federal income taxes	(167)	82	(117)
Change in net unrealized capital gains and losses	$(630)	$308	$(328)

During 2019, the Company recorded $0.8 million in unrealized losses on derivative instruments due to changes in fair value. The losses included $0.6 million related to equity futures and $0.5 million related to equity options, which were used to mitigate risks associated with the Company's VA In addition,

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

there were gains of $0.2 million related to equity futures and $0.1 million of gains related to equity options, which were used to mitigate risks associated with the Company's FIA products.

During 2018, the Company recorded $0.4 million in unrealized gains on derivative instruments due to changes in fair value. The gains included $0.4 million of gains related to equity futures and $0.2 million of gains related to equity options, which were used to mitigate risks associated with the Company's VA products. In addition, there were losses of $0.2 million related to equity futures, which were used to mitigate risks associated with the Company's FIA products.

During 2017, the Company recorded $0.4 million in unrealized losses on derivative instruments due to changes in fair value. The losses included $0.2 million of losses related to foreign currency futures, $0.1 million of losses related to equity futures, and $0.1 million of losses related to equity options, which were used to mitigate risks associated with the Company's VA products.

Bonds and Preferred Stocks

The statement value and estimated fair value of the Company's bond and preferred stock investments at December 31 are as follows:

	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2019	($ in thousands)
Bonds:
US Government	$49,862	$997	$(91)	$50,768
Other governments	32,892	4,287	0	37,179
US states, territories and possessions	20,664	1,215	0	21,879
US political subdivisions	88,480	4,035	0	92,515
US special revenue and assessment	377,891	35,256	(578)	412,569
Industrial and miscellaneous	3,376,025	329,315	(3,135)	3,702,205
Hybrids	41,734	5,287	(75)	46,946
Total bonds, excluding loan-backed and structured securities	3,987,548	380,392	(3,879)	4,364,061
Loan-backed and structured securities:
Residential mortgage backed securities	862,292	23,012	(1,433)	883,871
Commercial mortgage backed securities	413,046	15,646	(205)	428,487
Other loan-backed and structured securities	132,976	2,847	(679)	135,144
Total loan-backed and structured securities	1,408,314	41,505	(2,317)	1,447,502
Total bonds	5,395,862	421,897	(6,196)	5,811,563
Preferred stocks	21,301	2,980	(1,029)	23,252
Total bonds and preferred stocks	$5,417,163	$424,877	$(7,225)	$5,834,815

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2018	($ in thousands)
Bonds:
US Government	$55,826	$135	$(670)	$55,291
Other governments	29,277	24	(984)	28,317
US states, territories and possessions	36,416	453	(15)	36,854
US political subdivisions	78,942	800	0	79,742
US special revenue and assessment	392,148	12,913	(3,045)	402,016
Industrial and miscellaneous	2,873,898	82,062	(64,165)	2,891,795
Hybrids	37,579	1,195	(1,130)	37,644
Total bonds, excluding loan-backed and structured securities	3,504,086	97,582	(70,009)	3,531,659
Loan-backed and structured securities:
Residential mortgage backed securities	527,557	6,076	(4,837)	528,796
Commercial mortgage backed securities	442,702	3,748	(2,128)	444,322
Other loan-backed and structured securities	140,826	1,445	(1,504)	140,767
Total loan-backed and structured securities	1,111,085	11,269	(8,469)	1,113,885
Total bonds	4,615,171	108,851	(78,478)	4,645,544
Preferred stocks	26,897	542	(1,735)	25,704
Total bonds and preferred stocks	$4,642,068	$109,393	$(80,213)	$4,671,248

The statement value and estimated fair value of bonds at December 31, 2019, by expected maturity is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain of these obligations.

	Statement Value	Estimated Fair Value
	($ in thousands)
Bonds, excluding loan-backed and structured securities:
Due in 1 year or less	$125,268	$126,508
Due after 1 year through 5 years	752,986	781,074
Due after 5 years through 10 years	1,312,408	1,401,542
Due after 10 years	1,796,886	2,054,937
Total bonds, excluding loan-backed and structured securities	3,987,548	4,364,061
Total loan-backed and structured securities	1,408,314	1,447,502
Total bonds	$5,395,862	$5,811,563

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

The statement value and estimated fair value of bonds at December 31, 2018, by expected maturity is shown below.

	Statement Value	Estimated Fair Value
	($ in thousands)
Bonds, excluding loan-backed and structured securities:
Due in 1 year or less	$121,888	$123,077
Due after 1 year through 5 years	767,784	770,904
Due after 5 years through 10 years	933,173	918,833
Due after 10 years	1,681,241	1,718,845
Total bonds, excluding loan-backed and structured securities	3,504,086	3,531,659
Total loan-backed and structured securities	1,111,085	1,113,885
Total bonds	$4,615,171	$4,645,544

The Company's investment gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31 are as follows:

	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
2019	($ in thousands)
Bonds:
US Governments	$3,180	$(31)	$5,827	$(60)	$9,007	$(91)
US special revenue and assessment	19,422	(578)	0	0	19,422	(578)
Industrial and miscellaneous	83,978	(1,637)	21,200	(1,498)	105,178	(3,135)
Hybrids	2,662	(46)	540	(29)	3,202	(75)
Total bonds, excluding loan-backed and structured securities	109,242	(2,292)	27,567	(1,587)	136,809	(3,879)
Loan-backed and structured securities:
Residential mortgage backed securities	163,783	(1,359)	5,019	(74)	168,802	(1,433)
Commercial mortgage backed securities	40,799	(181)	801	(24)	41,600	(205)
Other loan-backed and structured securities	9,131	(37)	1,932	(642)	11,063	(679)
Total loan-backed and structured securities	213,713	(1,577)	7,752	(740)	221,465	(2,317)
Total bonds	322,955	(3,869)	35,319	(2,327)	358,274	(6,196)
Preferred stocks	107	(4)	2,171	(1,025)	2,278	(1,029)
Total bonds and preferred stocks	$323,062	$(3,873)	$37,490	$(3,352)	$360,552	$(7,225)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
2018	($ in thousands)
Bonds:
US Governments	$0	$0	$25,640	$(670)	$25,640	$(670)
Other Governments	22,670	(983)	0	0	22,670	(983)
US states, territories and possessions	15,685	(15)	0	0	15,685	(15)
US political subdivisions	3,093	(1)	0	0	3,093	(1)
US special revenue and assessment	53,196	(920)	19,310	(2,125)	72,506	(3,045)
Industrial and miscellaneous	1,522,164	(53,130)	113,506	(11,035)	1,635,670	(64,165)
Hybrids	22,203	(1,130)	0	0	22,203	(1,130)
Total bonds, excluding loan-backed and structured securities	1,639,011	(56,179)	158,456	(13,830)	1,797,467	(70,009)
Loan-backed and structured securities:
Residential mortgage backed securities	197,694	(4,068)	22,056	(769)	219,750	(4,837)
Commercial mortgage backed securities	61,510	(442)	49,927	(1,686)	111,437	(2,128)
Other loan-backed and structured securities	50,596	(1,424)	3,124	(80)	53,720	(1,504)
Total loan-backed and structured securities	309,800	(5,934)	75,107	(2,535)	384,907	(8,469)
Total bonds	1,948,811	(62,113)	233,563	(16,365)	2,182,374	(78,478)
Preferred stocks	10,899	(535)	1,800	(1,200)	12,699	(1,735)
Total bonds and preferred stocks	$1,959,710	$(62,648)	$235,363	$(17,565)	$2,195,073	$(80,213)

For securities other than loan-backed securities, the Company generally considers a number of factors in determining whether an impairment is other-than-temporary (please see the "Loan-backed and Structured Securities" section for information on loan-backed security OTTIs). These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the duration of the decline, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any OTTIs. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered. For securities in an unrealized loss position for which an OTTI was not recognized, the Company believes that it will collect all amounts contractually due and

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

has the intent and the ability to hold these securities until recovery. The Company recognized $0.2 million, $2.6 million, and less than $0.1 million of OTTIs on non-loan-backed securities during 2019, 2018, and 2017, respectively.

The Company had securities with a fair value of $37.5 million in an unrealized loss position for greater than 12 months at December 31, 2019, and the related unrealized loss of $3.4 million pertains primarily to banking, asset-backed, and energy securities. The Company had securities with a fair value of $235.4 million in an unrealized loss position for greater than 12 months at December 31, 2018, composed primarily of mortgage-backed, U.S. Treasury, U.S. government related agencies, and banking securities. The aggregate decline in fair value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information.

The Company had no individual bonds that exceeded 10% of capital and surplus at December 31, 2019 and 2018.

As of December 31, 2019 and 2018, bonds and cash having a fair value of $6.7 million and $6.5 million were on deposit with various governmental authorities as required by law.

The Company held no securities with a 5GI NAIC rating as of December 31, 2019 and 2018.

Loan-backed and Structured Securities

For the impairment review of loan-backed and structured securities, the Company employed the retrospective method during the period, basing its assumptions regarding expected maturity dates on market interest rates and overall economic conditions. The information that was used for these assumptions was provided by a nationally-recognized, real-time database.

For the years ended December 31, 2019, 2018, and 2017, no OTTIs were recorded due to an intent to sell these securities. Also, no such impairments were recorded due to an inability or lack of intent to retain the securities for a period of time sufficient to recover their amortized cost.

The Company recognized no OTTIs in 2019 for loan-backed securities for loan-backed securities held at December 31, 2019.

During 2018, the Company recognized the following OTTIs for loan-backed securities held at December 31, 2018.

CUSIP		Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than- Temporary Impairment	Amortized Cost After Other-Than- Temporary Impairment	Fair Value at time of OTTI	Date of Financial Statement Where Reported
					($ in thousands)
12544	AAE5	$298	$279	$19	$279	$267	12/31/2018

During 2017, the Company recognized no OTTIs for loan-backed securities held at December 31, 2017.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

All impaired securities (fair value is less than cost or amortized cost) for which an OTTI has not been recognized in the Statements of Operations as a realized loss (including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains) are as follows as of December 31:

	2019	2018
	($ in thousands)
a. The aggregate amount of unrealized losses:
1. Less than 12 months	$1,577	$5,935
2. Twelve months or longer	$716	$2,522
b. The aggregate related fair value of securities with unrealized losses:
1. Less than 12 months	$213,707	$309,800
2. Twelve months or longer	$7,383	$74,839

In determining whether a loan-backed security had experienced an OTTI, the Company considered the delinquency (and foreclosure status, if applicable) of the underlying loans or mortgages, the expected recovery value of the underlying collateral (if any) in relation to the current amount of the investment, and the degree to which such losses, based upon the foregoing factors, will first be absorbed by tranches that are subordinate to the Company's securities.

The Company's exposure to subprime mortgage related risk is limited to investments in residential mortgage-backed securities that are backed by loans to borrowers with lower credit ratings. These securities are classified as subprime at issuance. The Company has exposure to Alt-A bonds which were made to borrowers with less than conventional documentation of their income and/or net assets. The Company may be exposed to unrealized losses on these holdings from time to time as the fair values of these securities are sensitive to widening spreads that can occur in difficult and illiquid market environments. In addition, the Company has exposure to realized losses if it is determined that the securities are other-than-temporarily impaired. These risks are mitigated somewhat by the Company's ability and intent to hold these securities to recovery, which may be at maturity. These securities are reviewed monthly to ensure they are performing as expected and to ensure sufficient credit support. The Company has no direct exposure through investments in subprime mortgage loans.

The following information relates to the Company's other investments with subprime exposure:

	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
2019	($ in thousands)
a. Residential mortgage-backed securities	$1,527	$1,553	$1,646	$216
b. Commercial mortgage-backed securities	0	0	0	0
c. Collateralized debt obligations	0	0	0	0
d. Structured securities	0	0	0	0
e. Equity investment in SCAs	0	0	0	0
f. Other assets	0	0	0	0
g. Total	$1,527	$1,553	$1,646	$216

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

	Actual Cost	Book/Adjusted Carrying Value (excluding interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
2018	($ in thousands)
a. Residential mortgage-backed securities	$1,002	$1,030	$1,103	$216
b. Commercial mortgage-backed securities	0	0	0	0
c. Collateralized debt obligations	0	0	0	0
d. Structured securities	0	0	0	0
e. Equity investment in SCAs	0	0	0	0
f. Other assets	0	0	0	0
g. Total	$1,002	$1,030	$1,103	$216

As of December 31, 2017, the Company had recognized $1.2 million of OTTI losses on residential mortgage-backed securities with subprime exposure held as of December 31, 2017.

Prepayment Penalties and Acceleration Fees

The Company had the following prepayment penalties or acceleration fees for the years ended December 31, 2019 and 2018:

	General Account	Separate Account
2019	($ in thousands)
(1) Number of CUSIPs	28	0
(2) Aggregate amount of investment income	$2,196	$0
	General Account	Separate Account
2018	($ in thousands)
(1) Number of CUSIPs	21	0
(2) Aggregate amount of investment income	$3,053	$0
	General Account	Separate Account
2017	($ in thousands)
(1) Number of CUSIPs	16	0
(2) Aggregate amount of investment income	$1,904	$0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

Mortgage Loans

The Company's mortgage loan portfolio had the following concentrations by type of property as of December 31:

	Percent of Portfolio
	2019	2018
Retail	50.6%	50.9%
Apartment	20.5	7.6
Industrial	16.3	22.5
Office	9.2	10.8
Other commercial	2.4	3.8
Hotel	0.0	4.4
Mixed Use	1.0	0.0
	100.0%	100.0%

The Company's mortgage loan portfolio had the following concentrations by location as of December 31:

	Percent of Portfolio
	2019	2018
Tennessee	14.8%	16.2%
California	11.3	0.8
Michigan	10.8	11.3
Nebraska	8.4	8.6
Texas	8.3	8.7
Illinois	6.7	5.9
Alabama	6.5	7.8
North Carolina	5.7	5.9
Mississippi	5.2	5.4
Florida	3.9	4.2
Wisconsin	3.5	3.5
Nevada	2.8	2.8
Kentucky	2.6	2.7
Missouri	2.2	2.4
Delaware	1.6	1.7
Utah	1.5	3.8
Colorado	1.4	1.5
Ohio	1.0	3.4
Indiana	1.0	1.1
Idaho	0.6	0.6
Pennsylvania	0.2	0.0
Minnesota	0.0	1.7
	100.0%	100.0%

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

The Company issued no new mortgage loans during 2019. The Company issued one new commercial mortgage loan during 2018, and the lending rate was 4.37%. The Company did not exclude any interest due to delinquency or uncollectibility or reduce interest rates on any outstanding loans during either 2019 or 2018.

The target percentage of any one loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, is generally 75%. The Company uses this loan-to-value ratio as a credit quality indicator, which is a component of the Company's ongoing monitoring of the credit risk of its mortgage loan portfolio. The Company also monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. As of December 31, 2019 and 2018, the Company had no mortgage loans that exceeded a 75% loan to value ratio based on the most recent appraisal. For loans the Company held as of December 31, 2019 and 2018, the maximum percentage of any one loan to the value of security at the time of the loan was 68% and 75%, respectively.

As of December 31, 2019 and 2018, the Company did not have any mortgages with interest more than 90 days past due.

As of December 31, 2019 and 2018, no taxes and/or assessments had been advanced but not repaid or included in the mortgage loan total.

As of December 31, 2019 and 2018, the Company had no foreclosed properties or impaired loans. The Company reported no valuation allowances on any loans at either December 31, 2019 or 2018. No activity occurred in the allowance for credit losses during 2019 or 2018.

The following is an aging analysis of the Company's mortgage loans:

		Residential		Commercial
	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
				($ in thousands)
Current Year
1. Recorded Investment (All)
(a) Current	$0	$0	$0	$0	$96,994	$0	$96,994
(b) 30-59 Days Past Due	0	0	0	0	0	0	0
(c) 60-89 Days Past Due	0	0	0	0	0	0	0
(d) 90-179 Days Past Due	0	0	0	0	0	0	0
(e) 180+ Days Past Due	0	0	0	0	0	0	0
2. Accruing Interest 90-179 Days Past Due
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
(b) Interest Accrued	0	0	0	0	0	0	0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

		Residential		Commercial
	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
				($ in thousands)
Current Year
3. Accruing Interest 1 80+ Days Past Due
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
(b) Interest Accrued	0	0	0	0	0	0	0
4. Interest Reduced
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
(b) Number of Loans	0	0	0	0	0	0	0
(c) Percent Reduced	0%	0%	0%	0%	0%	0%	0%
5. Participant or Co-lender in a Mortgage Loan Agreement
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
Prior Year
1. Recorded Investment (All)
(a) Current	$0	$0	$0	$0	$98,310	$0	$98,310
(b) 30-59 Days Past Due	0	0	0	0	0	0	0
(c) 60-89 Days Past Due	0	0	0	0	0	0	0
(d) 90-179 Days Past Due	0	0	0	0	0	0	0
(e) 180+ Days Past Due	0	0	0	0	0	0	0
2. Accruing Interest 90-179 Days Past Due
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
(b) Interest Accrued	0	0	0	0	0	0	0
3. Accruing Interest 180+ Days Past Due
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
(b) Interest Accrued	0	0	0	0	0	0	0
4. Interest Reduced
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0
(b) Number of Loans	0	0	0	0	0	0	0
(c) Percent Reduced	0%	0%	0%	0%	0%	0%	0%
5. Participant or Co-lender in a Mortgage Loan Agreement
(a) Recorded Investment	$0	$0	$0	$0	$0	$0	$0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

Restricted Assets

The Company's restricted assets as of December 31 are as follows:

2019	($ in thousands)
	Gross (Admitted and Nonadmitted) Restricted							Current Year
	Current Year									Percentage
	1	2	3	4	5	6	7	8	9	10	11
Restricted Asset Category	Total General Account (G/A)	G/A Supporting S/A Activity (a)	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity (b)	Total (1 plus 3)	Total From Prior Year	Increase/ (Decrease) (5 minus 6)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted and Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$0	$0	$0	$0	$0	$0	$0	$0	$0	0.00%	0.00%
b. Collateral held under security lending agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
c. Subject to Repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
d. Subject to reverse repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
e. Subject to dollar repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
f. Subject to dollar reverse repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
g. Placed under option contracts	0	0	0	0	0	0	0	0	0	0.00%	0.00%
h. Letter stock or securities restricted as to sale- excluding FHLB capital stock	0	0	0	0	0	0	0	0	0	0.00%	0.00%

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

2019	($ in thousands)
	Gross (Admitted and Nonadmitted) Restricted							Current Year
	Current Year									Percentage
	1	2	3	4	5	6	7	8	9	10	11
Restricted Asset Category	Total General Account (G/A)	G/A Supporting S/A Activity (a)	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity (b)	Total (1 plus 3)	Total From Prior Year	Increase/ (Decrease) (5 minus 6)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted and Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
I. Federal home loan bank capital stock	$0	$0	$0	$0	$0	$0	$0	$0	$0	0.00%	0.00%
j. On deposit with states	6,499	0	0	0	6,499	6,484	15	0	6,499	0.11%	0.11%
k. On deposit with other regulatory bodies	0	0	0	0	0	0	0	0	0	0.00%	0.00%
l. Pledged as collateral to FHLB (including assets backing funding agreements)	0	0	0	0	0	0	0	0	0	0.00%	0.00%
m. Pledged as collateral not captured in other categories	6,266	0	0	0	6,266	5,626	640	0	6,266	0.10%	0.10%
n. Other restricted assets	0	0	0	0	0	0	0	0	0	0.00%	0.00%
o. Total Restricted Assets	$12,765	$0	$0	$0	$12,765	$12,110	$655	$0	$12,765	0.21%	0.21%

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

Restricted Assets

2018	($ in thousands)
	Gross (Admitted and Nonadmitted) Restricted							Current Year
	Current Year									Percentage
	1	2	3	4	5	6	7	8	9	10	11
Restricted Asset Category	Total General Account (G/A)	G/A Supporting S/A Activity (a)	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity (b)	Total (1 plus 3)	Total From Prior Year	Increase/ (Decrease) (5 minus 6)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted and Nonadmitted) Restricted to Total Assets (c)	Admitted Restricted to Total Admitted Assets (d)
a. Subject to contractual obligation for which liability is not shown	$0	$0	$0	$0	$0	$0	$0	$0	$0	0.00%	0.00%
b. Collateral held under security lending agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
c. Subject to Repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
d. Subject to reverse repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
e. Subject to dollar repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
f. Subject to dollar reverse repurchase agreements	0	0	0	0	0	0	0	0	0	0.00%	0.00%
g. Placed under option contracts	0	0	0	0	0	0	0	0	0	0.00%	0.00%
h. Letter stock or securities restricted as to sale- excluding FHLB capital stock	0	0	0	0	0	0	0	0	0	0.00%	0.00%

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

2018	($ in thousands)
	Gross (Admitted and Nonadmitted) Restricted							Current Year
	Current Year									Percentage
	1	2	3	4	5	6	7	8	9	10	11
Restricted Asset Category	Total General Account (G/A)	G/A Supporting S/A Activity (a)	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity (b)	Total (1 plus 3)	Total From Prior Year	Increase/ (Decrease) (5 minus 6)	Total Nonadmitted Restricted	Total Admitted Restricted (5 minus 8)	Gross (Admitted and Nonadmitted) Restricted to Total Assets (c)	Admitted Restricted to Total Admitted Assets (d)
I. Federal home loan bank capital stock	$0	$0	$0	$0	$0	$0	$0	$0	$0	0.00%	0.00%
j. On deposit with states	6,484	0	0	0	6,484	6,557	(73)	0	6,484	0.13%	0.13%
k. On deposit with other regulatory bodies	0	0	0	0	0	0	0	0	0	0.00%	0.00%
l. Pledged as collateral to FHLB (including assets backing funding agreements)	0	0	0	0	0	0	0	0	0	0.00%	0.00%
m. Pledged as collateral not captured in other categories	5,626	0	0	0	5,626	6,069	(443)	0	5,626	0.11%	0.11%
n. Other restricted assets	0	0	0	0	0	0	0	0	0	0.00%	0.00%
o. Total Restricted Assets	$12,110	$0	$0	$0	$12,110	$12,626	$(516)	$0	$12,110	0.24%	0.24%

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

The detail of assets pledged as collateral, not captured in other categories, as of December 31 are as follows:

2019	($ in thousands)
	Gross (Admitted and Nonadmitted) Restricted								Percentage
	Current Year
	1	2	3	4	5	6	7	8	9	10
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total (1 plus 3)	Total From Prior Year	Increase/ (Decrease) (5 minus 6)	Total Current Year Admitted Restricted	Gross (Admitted and Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral for derivative instruments	$6,266	$0	$0	$0	$6,266	$5,626	$640	$6,266	0.10%	0.10%
Total	$6,266	$0	$0	$0	$6,266	$5,626	$640	$6,266	0.10%	0.10%
2018	($ in thousands)
	Gross (Admitted and Nonadmitted) Restricted								Percentage
	Current Year
	1	2	3	4	5	6	7	8	9	10
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total (1 plus 3)	Total From Prior Year	Increase/ (Decrease) (5 minus 6)	Total Current Year Admitted Restricted	Gross (Admitted and Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral for derivative instruments	$5,626	$0	$0	$0	$5,626	$6,069	$(443)	$5,626	0.11%	0.11%
Total	$5,626	$0	$0	$0	$5,626	$6,069	$(443)	$5,626	0.11%	0.11%

The Company had no other restricted assets as of December 31, 2019 and 2018.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

The following shows the collateral received and reflected as assets within the Company's Statements of Admitted Assets, Liabilities, and Capital and Surplus as of December 31:

2019
Collateral Assets	Book/Adjusted Carrying Value (BACV)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted *	% of BACV to Total Admitted Assets **
General Account
a. Cash, Cash Equivalents, and Short-Term Investments	$2,000	$2,000	0.034%	0.034%
b. Schedule D, Part 1	0	0	0.000	0.000
c. Schedule D, Part 2, Section 1	0	0	0.000	0.000
d. Schedule D, Part 2, Section 2	0	0	0.000	0.000
e. Schedule B	0	0	0.000	0.000
f. Schedule A	0	0	0.000	0.000
g. Schedule BA, Part 1	0	0	0.000	0.000
h. Schedule DL, Part 1	0	0	0.000	0.000
i. Other	0	0	0.000	0.000
j. Total Collateral Assets (a+b+c+d+e+f+g+h+i)	$2,000	$2,000	0.034%	0.034%

*  Total assets excluding Separate Accounts

**  Total admitted assets excluding Separate Accounts

	Amount in thousands	% of Liability to Total Liabilities ***
k. Recognized Obligation to Return Collateral Asset	$2,000	0.037%

***  Total liabilities excluding Separate Accounts

2018
	1	2	3	4
Collateral Assets	Book/Adjusted Carrying Value (BACV)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted *	% of BACV to Total Admitted Assets **
General Account
a. Cash, Cash Equivalents, and Short-Term Investments	$25	$25	0.000%	0.001%
b. Schedule D, Part 1	0	0	0.000	0.000
c. Schedule D, Part 2, Section 1	0	0	0.000	0.000
d. Schedule D, Part 2, Section 2	0	0	0.000	0.000
e. Schedule B	0	0	0.000	0.000
f. Schedule A	0	0	0.000	0.000

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

2018
	1	2	3	4
Collateral Assets	Book/Adjusted Carrying Value (BACV)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted *	% of BACV to Total Admitted Assets **
General Account
g. Schedule BA, Part 1	$0	$0	0.000	0.000
h. Schedule DL, Part 1	0	0	0.000	0.000
i. Other	0	0	0.000	0.000
j. Total Collateral Assets (a+b+c+d+e+f+g+h+i)	$25	$25	0.000%	0.001%

*  Total assets excluding Separate Accounts

**  Total admitted assets excluding Separate Accounts

	Amount in thousands	% of Liability to Total Liabilities ***
k. Recognized Obligation to Return Collateral Asset	$25	0.001%

***  Total liabilities excluding Separate Accounts

There was no collateral received and reflected as assets within the Company's Separate Accounts as of December 31, 2019 and 2018.

Repurchase Agreements, Securities Lending Transactions, and Wash Sales

For repurchase agreements, the Company initiates short-term (typically less than 30 days) collateralized borrowings whereby cash is received, and securities are posted as collateral. The Company reports the cash proceeds as a liability, and the difference between the cash proceeds and the amount at which the securities are reacquired as interest expense. As of December 31, 2019 and 2018, the Company had no balances outstanding under these agreements.

The Company is not involved in securities lending transactions.

In the normal course of the Company's investment management, securities can be sold and reacquired within 30 days. This practice is known as wash sales. The Company did not record any wash sales for the years ending December 31, 2019 or 2018.

Repurchase Agreements Transactions Accounted for as Secured Borrowing

While the Company anticipates that its cash flows will be sufficient to meet its investment commitments and operating cash needs in a normal credit market environment, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has established repurchase agreement programs to provide liquidity when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Under this program, the Company may, from time to time, sell an investment

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

security at a specific price and agree to repurchase that security at another specified price at a later date. These borrowings are typically for a term less than 90 days. The fair value of securities to be repurchased is monitored and collateral levels are adjusted where appropriate to protect the counterparty against credit exposure. Cash received is invested in fixed maturity securities, and the agreements provided for net settlement in the event of default or on termination of the agreements. Due to the short tenor of the repurchase agreements, the Company would not expect any stress on liquidity to be an issue.

If market deterioration is detected and/or additional sources of liquidity are needed to manage asset/liability mismatches, the Company would draw down short-term investment positions and conserve cash by ceasing new investment activity. The Company also has an intercompany loan agreement set up with the Company's parent, PLICO, if needed.

The Company did not enter into any repurchase agreements during 2019.

The types of repurchase agreement trades used during 2018 are as follows:

	1	2	3	4
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(a) Bilateral (Yes/No)	No	Yes	Yes	No
(b) Tri-Party (Yes/No)	No	No	No	No

A summary of the maturity time frame and ending balance of repurchase agreement transactions during 2018 is as follows:

	$ in thousands
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
a. Maximum Amount
1. Open — No Maturity	$0	$0	$0	$0
2. Overnight	0	0	0	0
3. 2 Days to 1 Week	0	0	0	0
4. > 1 Week to 1 Month	0	35,970	18,594	0
5. > 1 Month to 3 Months	0	0	0	0
6. > 3 Months to 1 Year	0	0	0	0
7. > 1 Year	0	0	0	0
b. Ending Balance
1. Open — No Maturity	$0	$0	$0	$0
2. Overnight	0	0	0	0
3. 2 Days to 1 Week	0	0	0	0
4. > 1 Week to 1 Month	0	0	0	0
5. > 1 Month to 3 Months	0	0	0	0
6. > 3 Months to 1 Year	0	0	0	0
7. > 1 Year	0	0	0	0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

4.  INVESTMENTS — (Continued)

The Company had no securities "sold" and/or acquired that resulted in default during 2018.

A summary of securities "sold" under repurchase agreement — secured borrowing during 2018 is as follows:

	$ in thousands
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
a. Maximum Amount
1. BACV	XXX	XXX	XXX	$0
2. Nonadmitted — Subset of BACV	XXX	XXX	XXX	0
3. Fair Value	$0	$37,628	$18,909	0
b. Ending Balance
1. BACV	XXX	XXX	XXX	$0
2. Nonadmitted — Subset of BACV	XXX	XXX	XXX	0
3. Fair Value	$0	$0	$0	0

The Company had no repurchase agreements outstanding as of December 31, 2018.

Details of the collateral received — secured borrowing for the year ended December 31, 2018, is as follows:

	$ in thousands
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
a. Maximum Amount
1. Cash	$0	$35,970	$18,594	$0
2. Securities (FV)	0	0	0	0
b. Ending Balance
1. Cash	$0	$0	$0	$0
2. Securities (FV)	0	0	0	0

The Company recognized the following liability to return cash collateral during the year ended December 31, 2018:

	$ in thousands
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
a. Maximum Amount
1. Cash(Collateral-All)	$0	$35,970	$18,594	$0
2. Securities collateral (FV)	0	0	0	0
b. Ending Balance
1. Cash(Collateral-All)	$0	$0	$0	$0
2. Securities collateral (FV)	0	0	0	0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES

The Company is included in the consolidated federal income tax return of PLC and its subsidiaries. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis. Income taxes recoverable (payable) are recorded in the federal income taxes receivable (payable) account and are settled periodically, per the tax sharing agreement.

The components of the net deferred tax asset/(deferred tax liability) ("DTA"/("DTL")) at December 31 are as follows:

	$ in thousands
	12/31/2019			12/31/2018			Change
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
			(Col 1+2)			(Col 4+5)			(Col 7+8)
1.	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
(a) Gross Deferred Tax Assets	$74,506	$395	$74,901	$64,340	$741	$65,081	$10,166	$(346)	$9,820
(b) Statutory Valuation Allowance Adjustments	0	0	0	0	0	0	0	0	0
(c) Adjusted Gross Deferred Tax Assets (1a-1b)	74,506	395	74,901	64,340	741	65,081	10,166	(346)	9,820
(d) Deferred Tax Assets Nonadmitted	48,342	0	48,342	49,738	0	49,738	(1,396)	0	(1,396)
(e) Subtotal Net Admitted Deferred Tax Asset) (1c-1d)	26,164	395	26,559	14,602	741	15,343	11,562	(346)	11,216
(f) Deferred Tax Liabilities	8,532	0	8,532	2,943	0	2,943	5,589	0	5,589
(g) Net Admitted Deferred Tax Asset/ (Net Deferred Tax Liability) (1e-1f)	$17,632	$395	$18,027	$11,659	$741	$12,400	$5,973	$(346)	$5,627

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

	$ in thousands
	12/31/2019			12/31/2018			Change
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
			(Col 1+2)			(Col 4+5)			(Col 7+8)
2.	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Admission Calculation Components — SSAP No. 101
(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carryback	$0	$395	$395	$0	$741	$741	$0	$(346)	$(346)
(b) Adjusted Gross Deferred Tax Assets Expected To Be Realized (Excluding The Amount of Deferred Tax Assets from 2(a) above) After Application Of The Threshold Limitation (The Lesser of 2(b)1 and 2(b)2 Below)	17,632	0	17,632	11,659	0	11,659	5,973	0	5,973
1) Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	17,632	0	17,632	11,659	0	11,659	5,973	0	5,973
2) Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	49,120	XXX	XXX	38,379	XXX	XXX	10,741

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

	$ in thousands
	12/31/2019			12/31/2018			Change
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
			(Col 1+2)			(Col 4+5)			(Col 7+8)
2.	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	$8,532	$0	$8,532	$2,943	$0	$2,943	$5,589	$0	$5,589
(d) Deferred Tax Assets Admitted as the result of Application of SSAP No. 101. Total 2(a) +2(b)+2(c)	$26,164	$395	$26,559	$14,602	$741	$15,343	$11,562	$(346)	$11,216

	$ in thousands
3.	2019	2018
(a) Ratio Percentage Used To Determine Recovery Period And Threshold Limitation Amount	913%	753%
(b) Amount Of Adjusted Capital And Surplus Used To Determine Recovery Period And Threshold Limitation In 2(b)2 Above.	$352,256	$274,222

	$ in thousands
	12/31/2019		12/31/2018		Change
	(1)	(2)	(3)	(4)	(5)	(6)
4.	Ordinary	Capital	Ordinary	Capital	(Col 1-3) Ordinary	(Col 2-4) Capital
Impact of Tax Planning Strategies
(a) Determination Of Adjusted Gross Deferred Tax Assets and Net Admitted Deferred Tax assets, By Tax Character as a Percentage
1. Adjusted Gross DTA Amount From Note 9A1(c)	$74,506	$395	$64,340	$741	$10,166	$(346)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

	$ in thousands
	12/31/2019		12/31/2018		Change
	(1)	(2)	(3)	(4)	(5)	(6)
4.	Ordinary	Capital	Ordinary	Capital	(Col 1-3) Ordinary	(Col 2-4) Capital
2. Percentage of Adjusted Gross DTAs By Tax Character Attributable To the Impact of Tax Planning Strategies	0%	0%	0%	0%	0%	0%
3. Net Admitted Adjusted Gross DTA Amount From Note 9A1(e)	$26,164	$395	$14,602	$741	$11,562	$(346)
4. Percentage of Net Admitted Adjusted Gross DTAs by Tax Character Admitted Because of the Impact of Tax Planning Strategies	0%	0%	0%	0%	0%	0%
(b) Does the Company's tax-planning strategies include the use of reinsurance?			Yes		No	X

The Company has no DTLs that are not recognized.

Current income taxes incurred consist of the following major components:

	$ in thousands
	(1)	(2)	(3)
1.	2019	2018	(Col 1-2) Change
(a) Federal	$14,902	$43,464	$(28,562)
(b) Foreign	0	0	0
(c) Subtotal	14,902	43,464	(28,562)
(d) Federal income tax on capital gains	2,172	115	2,057
(e) Utilization of capital loss carryforwards	0	0	0
(f) Other	0	0	0
(g) Federal and foreign income taxes incurred	$17,074	$43,579	$(26,505)
	$ in thousands
	(1)	(2)	(3)
1.	2018	2017	(Col 1-2) Change
(a) Federal	$43,464	$9,911	$33,553
(b) Foreign	0	0	0
(c) Subtotal	43,464	9,911	33,553
(d) Federal income tax on capital gains	115	625	(510)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

	$ in thousands
	(1)	(2)	(3)
1.	2018	2017	(Col 1-2) Change
(e) Utilization of capital loss carryforwards	$0	$0	$0
(f) Other	0	0	0
(g) Federal and foreign income taxes incurred	$43,579	$10,536	$33,043

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

Deferred Tax Assets

	$ in thousands
	(1)	(2)	(3)
2.	12/31/2019	12/31/2018	(Col 1-2) Change
(a) Ordinary:
(1) Discounting of unpaid losses	$0	$0	$0
(2) Unearned premium reserve	0	0	0
(3) Policyholder reserves	28,610	21,009	7,601
(4) Investments	51	0	51
(5) Deferred acquisition costs	44,445	35,864	8,581
(6) Policyholder dividends accrual	202	199	3
(7) Fixed assets	0	0	0
(8) Compensation and benefits accrual	0	0	0
(9) Pension accrual	0	0	0
(10) Receivables — nonadmitted	86	45	41
(11) Net operating loss carryforward	0	0	0
(12) Tax credit carryforward	0	0	0
(13) Other (including items <5% of total ordinary tax assets)	0	0	0
(14) Due & deferred premium	0	283	(283)
(15) Intangibles	1,112	6,940	(5,828)
(99) Subtotal	74,506	64,340	10,166
(b) Statutory valuation allowance adjustment	0	0	0
(c) Nonadmitted	48,342	49,738	(1,396)
(d) Admitted ordinary deferred tax assets (2a99-2b-2c)	26,164	14,602	11,562

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

	$ in thousands
	(1)	(2)	(3)
2.	12/31/2019	12/31/2018	(Col 1-2) Change
(e) Capital:
(1) Investments	$395	$741	$(346)
(2) Net capital loss carryforward	0	0	0
(3) Real estate	0	0	0
(4) Other (including items <5% of total capital tax assets)	0	0	0
(99) Subtotal	395	741	(346)
(f) Statutory valuation allowance adjustment	0	0	0
(g) Nonadmitted	0	0	0
(h) Admitted capital deferred tax assets (2e99-2f-2g)	395	741	(346)
(i) Admitted deferred tax assets (2d+2h)	$26,559	$15,343	$11,216

Deferred Tax Liabilities

	$ in thousands
	(1)	(2)	(3)
3.	12/31/2019	12/31/2018	(Col 1-2) Change
(a) Ordinary:
(1) Investments	$5,581	$1,341	$4,240
(2) Fixed assets	0	0	0
(3) Deferred and uncollected premium	0	0	0
(4) Policyholder reserves	1,953	1,602	351
(5) Other (including items <5% of total ordinary tax liabilities)	16	0	16
(6) Due and deferred premium	707	0	707
(7) Policy loans	275	0	275
(8) Other (including items <5% of total ordinary tax assets)	0	0	0
(99) Subtotal	8,532	2,943	5,589
(b) Capital:	0	0	0
(1) Investments	0	0	0
(2) Real estate	0	0	0
(3) Other (including items <5% of total capital tax liabilities)	0	0	0
(99) Subtotal	0	0	0
(c) Deferred tax liabilities (3a99+3b99)	$8,532	$2,943	$5,589
Net deferred tax assets/liabilities (2i-3c)	$18,027	$12,400	$5,627

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

The change in net deferred income taxes as of December 31 is comprised of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statement of Changes in Capital and Surplus):

	$ in thousands
	(1)	(2)	(3)
	12/31/2019	12/31/2018	(Col 1-2) Change
Adjusted gross deferred tax assets	$74,901	$65,081	$9,820
Total deferred tax liabilities	8,532	2,943	5,589
Net deferred tax assets/(liabilities)	$66,369	$62,138	4,231
Tax effect of unrealized gains/(losses)			168
Change in net deferred income tax [(charge)/benefit]			$4,063
	$ in thousands
	(1)	(2)	(3)
	2018	2017	(Col 1-2) Change
Adjusted gross deferred tax assets	$65,081	$6,738	$58,343
Total deferred tax liabilities	2,943	47	2,896
Net deferred tax assets/(liabilities)	$62,138	$6,691	55,447
Tax effect of unrealized gains/(losses)			(82)
Tax effect of prior period adjustment			(570)
Change in net deferred income tax [(charge)/benefit]			$56,099

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. The Company's federal income tax expense for periods beginning in 2018 is based on the new rate.

The NAIC's SAP Working Group released INT 18-01, "Updated Tax Estimates under the Tax Cuts and Jobs Act", on February 8, 2018, and provided guidance on reporting and updating estimates when an insurer does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. Due to software limitations, the Company did not have the information available in order to make a reasonable estimate of the transitional adjustment related to the new life reserve computation method required by the Tax Act as of December 31, 2017. As of December 31, 2018, the transitional amount resulted in a deferred tax liability of $1.2 million, but also increased the life reserve deferred tax asset by the same amount. All accounting impacts were completed within one year of the enactment date.

Subsequent to December 31, 2019, on March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act, (the "CARES Act"), was signed into legislation which includes tax provisions

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

relevant to businesses that during 2020 will impact taxes related to 2018 and 2019. Some of the significant changes are reducing the interest expense disallowance for 2019 and 2020, allowing the five year carryback of net operating losses for 2018-2020, suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020, and the acceleration of depreciation expense from 2018 and forward on qualified improvement property. The Company is required to recognize the effect on the financial statements in the period the law was enacted, which is 2020. At this time, the Company does not expect the CARES Act to have a material effect on the Company's financial statements.

The provision for federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference at December 31 are as follows:

	$ in thousands
	December 31 2019	Effective Tax Rate (%)
Provision computed at statutory rate	$8,518	21.0%
Tax on STAT capital gains (losses)	5,639	13.9
Amortization of IMR	(869)	(2.1)
Change in non-admits	(51)	(0.1)
Nondeductible expense	5	0.0
Dividends received deduction	(141)	(0.3)
Tax-exempt income deduction	(13)	0.0
Prior year deferred tax true-up	4,947	12.2
Prior year current tax true-up	(4,929)	(12.2)
Gain/(loss) on reinsurance	(69)	(0.2)
Foreign tax credit	(26)	(0.1)
Total	$13,011	32.1%
Federal and foreign income taxes incurred	$14,902	36.7%
Tax on capital gains/(losses)	2,172	5.4
Change in net deferred income taxes charge/(benefit)	(4,063)	(10.0)
Total statutory income taxes	$13,011	32.1%
	$ in thousands
	December 31 2018	Effective Tax Rate (%)
Provision computed at statutory rate	$(15,584)	21.0%
Tax on STAT capital gains (losses)	(26)	(0.1)
Amortization of IMR	(658)	0.9
IMR transferred through acquisition	4,057	(5.4)
Change in non-admits	(31)	0.0
Nondeductible expense	8	0.0
Dividends received deduction	(155)	0.2

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

	$ in thousands
	December 31 2018	Effective Tax Rate (%)
Prior year deferred tax true-up	$(9)	0.0
Prior year current tax true-up	(12)	0.0
Gain/(loss) on reinsurance	(72)	0.1
Foreign tax credit	(38)	0.1
Total	$(12,520)	16.8%
Federal and foreign income taxes incurred	$43,464	(58.6)%
Tax on capital gains/(losses)	115	(0.2)
Change in net deferred income taxes charge/(benefit)	(56,099)	75.6
Total statutory income taxes	$(12,520)	16.8%
	$ in thousands
	December 31 2017	Effective Tax Rate (%)
Provision computed at statutory rate	$12,707	35.0%
Tax on STAT capital gains	(78)	(0.2)
Amortization of IMR	(882)	(2.4)
Change in non-admits	135	0.4
Nondeductible expense	8	0.0
Dividends received deduction	(251)	(0.7)
Prior year deferred tax true-up	(17)	0.0
Gain on reinsurance	(126)	(0.3)
Foreign tax credit	(21)	(0.1)
Effect of change in tax law	4,422	12.1
Total	$15,897	43.8%
Federal and foreign income taxes incurred	$9,911	27.3%
Tax on capital gains/(losses)	625	1.7
Change in net deferred income taxes charge/(benefit)	5,361	14.8
Total statutory income taxes	$15,897	43.8%

As of December 31, 2019 and 2018, the Company had no operating loss, no capital loss, and no foreign tax credit carryforwards available to offset future net income subject to federal income taxes.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

The Company incurred the following amount of income taxes in the current year and preceding years that are available for recoupment in the event of future net losses:

	Ordinary	Capital	Total
		($ in thousands)
2017	$0	$2,094	$2,094
2018	0	238	238
2019	0	2,336	2,336
Total	$0	$4,668	$4,668

The Company has no deposits admitted under Section 6603 of the Internal Revenue Code.

The Company recorded federal income tax receivable of $4.1 million at December 31, 2019, and a federal income tax payable of $0.6 million at December 31, 2018.

The Company had no state transferable tax credits at December 31, 2019 or 2018.

The Company's federal income tax return for 2019 will be consolidated with the following entities:

Asset Protection Financial, Inc.

Chesterfield International Reinsurance Limited

Dealer Services Reinsurance, Ltd.

Empower Financial Resources, Inc.

First Protection Company

First Protection Corporation

First Protection Corporation of Florida

First Protective Insurance Group, Inc.

Golden Gate Captive Insurance Company

Golden Gate II Vermont Captive Insurance Company

Golden Gate III Vermont Captive Insurance Company

Golden Gate IV Vermont Captive Insurance Company

Golden Gate V Vermont Captive Insurance Company

Investment Distributors, Inc.

MONY Life Insurance Company

New World Re

New World Warranty Corp.

ProEquities, Inc.

Protective Administrative Services, Inc.

Protective Asset Protection, Inc.

Protective Finance Corporation

Protective Finance Corporation II

Protective Finance Corporation IV

Protective Investment Advisors, Inc.

Protective Life Corporation

Protective Life Insurance Company

Protective Property & Casualty Insurance Company

Protective Real Estate Holdings, Inc.

Shades Creek Captive Insurance Company

The Advantage Warranty Corporation

United States Warranty Corp.

USWC Holding Company

USWC Installment Program, Inc.

Warranty Business Services Corporation

West Coast Life Insurance Company

Western Diversified Services, Inc.

Western General Dealer Services, Inc.

Western General Warranty Corporation

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

5.  INCOME TAXES — (Continued)

The Company does not have any federal income tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company does not owe the Repatriation Transition Tax under the Tax Act.

The Company does not have an Alternative Minimum Tax (AMT) credit.

6.  INFORMATION CONCERNING PARENT, SUBSIDIARIES, AND AFFILIATES

In conjunction with the Great-West reinsurance transaction described in Note 9, the Company received cash capital contributions of $25.0 million and $30.0 million from its parent, PLICO, in the first and second quarters of 2019, respectively.

In conjunction with the Liberty Mutual reinsurance transaction described in Note 9, the Company received cash capital contributions totaling $180.0 million from its parent, PLICO, in the second quarter of 2018. In the fourth quarter of 2018, the Company received capital contributions totaling $45.0 million from PLICO, consisting of $5.0 million in cash and $40.0 million in bonds (including accrued interest of $0.3 million).

The Company paid no dividends in 2019 and 2018. In 2017, the Company paid ordinary dividends totaling $34.6 million to its parent, PLICO.

The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly. As of December 31, 2019, the Company had an intercompany receivable from its affiliates of $0 and a payable of $9.4 million. As of December 31, 2018, the Company had an intercompany receivable from its affiliates of $7.5 million and a payable of $1.0 million.

PLC has contracts with its affiliates under which it supplies investment, legal and data processing services on a fee basis and other managerial and administrative services on a shared cost basis. In addition, the affiliates have a joint contract relating to allocation of costs for services performed by employees of one affiliate for another. The Company paid $37.1 million, $28.6 million, and $17.2 million during the years ended December 31, 2019, 2018, and 2017, respectively, for these services.

PLICO entered into a guaranty agreement on October 27, 1993, with the Company. PLICO has guaranteed the payment of all insurance policy claims made by the holders or beneficiaries of any policies, which were issued after the date of the guaranty agreement in accordance with the terms of said policies. Total liabilities for policies covered by this agreement were $1.7 billion and $1.5 billion at December 31, 2019 and 2018, respectively.

PLICO entered into a guaranty agreement with the Company on December 31, 1995, whereby PLICO guaranteed that the Company will perform all of the obligations of PLICO pursuant to the terms and conditions of an indemnity coinsurance agreement between PLICO and an unaffiliated life insurance company. Total liabilities related to this coinsurance agreement were $5.8 million and $5.8 million at December 31, 2019 and 2018, respectively.

The Company entered into an agreement with PLICO in 2012 in which a loan can be given to or received from PLICO subject to certain limitations as described in the agreement. The Company had no loaned or borrowed amounts as of December 31, 2019 and 2018.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

7.  CAPITAL AND SURPLUS, SHAREHOLDERS' DIVIDEND RESTRICTIONS

Dividends and distributions on preferred and common stock are non-cumulative and are paid as determined by the Board of Directors. Dividends and distributions may be paid without approval of the Insurance Commissioner of the State of Alabama in an amount up to the greater of 10% of policyholders' surplus as of the preceding December 31, or the Company's net gain from operations for the preceding year reduced by dividends or distributions paid within the preceding twelve months. In 2019 and 2018, the Company paid no dividends. In 2017, the Company paid ordinary dividends totaling $34.6 million to its parent, PLICO. The Company did not pay dividends on the preferred stock in 2019 and 2018. During 2020, the Company can pay $34.5 million in distributions without the approval of the Insurance Commissioner of the State of Alabama. The participating preferred stock can be redeemed at the option of the Company at $1,000 per share.

The portion of unassigned funds (surplus) represented or reduced for cumulative unrealized gains and losses was $(683) thousand and $114 thousand as of December 31, 2019 and 2018, respectively.

The portion of unassigned funds (surplus) reduced for nonadmitted assets was $48.8 million and $50.0 million at December 31, 2019 and 2018, respectively.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risk inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company was adequately capitalized under the formula at December 31, 2019 and 2018.

8.  LIABILITIES, COMMITMENTS, CONTINGENCIES, AND ASSESSMENTS

Assessments

In most states, under insurance guaranty fund laws, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. It is possible that the Company could be assessed with respect to product lines not offered by the Company. In addition, legislation may be introduced in various states with respect to guaranty fund assessment laws related to insurance products, including long term care insurance and other specialty products, that alters future premium tax offsets received in connection with guaranty fund assessments. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. As of December 31, 2019 and 2018, the Company accrued liabilities of less than $1 thousand and less than $1 thousand, respectively, for future assessments. The Company accrued related assets for future premium tax credits of less than $1 thousand and less than $1 thousand for December 31, 2019 and 2018, respectively. In addition, as of December 31, 2019 and 2018, assets of $3 thousand and $3 thousand, respectively, relate to assessments already paid that will be taken as credits on future premium tax returns.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

8.  LIABILITIES, COMMITMENTS, CONTINGENCIES, AND ASSESSMENTS — (Continued)

A reconciliation of guaranty assets during 2019 and 2018 is as follows:

	2019	2018
	($ in thousands)
Assets recognized from paid and accrued premium tax offsets and policy surcharges prior year-end	$4	$359
Decreases current year:
Decrease in offsets related to estimated future assessments	1	1
Premium tax offset applied	0	1
NY state tax offset	0	354
Increases current year:
Assessments paid	0	1
Assets recognized from paid and accrued premium tax offsets and policy surcharges current year-end	$3	$4

On March 1, 2017, the Commonwealth of Pennsylvania issued orders placing affiliated companies Penn Treaty Network American Insurance Company ("Penn Treaty") and American Network Insurance Company ("ANIC") in liquidation. As of March 1, 2017, the life and health insurance guaranty associations in the states where Penn Treaty and ANIC were licensed to do business have assumed responsibility for their policies. Insurance issued by Penn Treaty and ANIC consisted primarily of long-term care contracts. As of December 31, 2019 and 2018, the Company had no remaining liabilities or recoverables related to future assessments for these insolvencies.

Other Commitments and Contingencies

The Company has not entered into any contingent commitments or guarantees. The Company did not recognize any gain contingencies during the three-year period ended December 31, 2019.

The Company paid no claims in the reporting period to settle claims-related extra contractual obligations or bad faith claims stemming from lawsuits during 2019 and 2018.

Scottish Re (U.S.), Inc. ("SRUS") was placed in rehabilitation on March 6, 2019 by the State of Delaware. Under the related order, the Insurance Commissioner of the State of Delaware has been appointed the receiver of SRUS and provided with authority to conduct and continue the business of SRUS in the interest of its cedents, creditors, and stockholder. The order was accompanied by an injunction requiring the continued payment of reinsurance premiums to SRUS and temporarily prohibiting cedents, including the Company, from offsetting premiums payable against receivables from SRUS. On June 20, 2019, the Delaware Court of Chancery entered an order approving a Revised Offset Plan, which allows cedents, including the Company, to offset premiums under certain circumstances.

As of December 31, 2019, the Company had outstanding claim reserves from SRUS of $0.2 million, including a recoverable of $0.1 million. In addition, the Company had a statutory reserve credit of approximately $4.8 million at December 31, 2019. The Company continues to monitor SRUS and the actions of the receiver through discussions with legal counsel and review of publicly available information. However, management does not have sufficient information about the current assets or

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

8.  LIABILITIES, COMMITMENTS, CONTINGENCIES, AND ASSESSMENTS — (Continued)

capital position of SRUS. Additionally, it is unclear how the rehabilitation process will proceed or whether or to what extent the ultimate outcome of the rehabilitation process will be unfavorable to the Company.

The Company considered whether the accrual of a loss contingency under SSAP No. 5R, "Liabilities, Contingencies, and Impairment of Assets", was appropriate with respect to amounts receivable from SRUS for ceded claims and reserves as of December 31, 2019. Due to the lack of sufficient information to support an analysis of SRUS's financial condition as of December 31, 2019 and uncertainty regarding whether and to what extent the ultimate outcome of the rehabilitation process will result in an outcome unfavorable to the Company, management concluded that any possible impairment of its reinsurance receivables balance could not be reasonably estimated.

A number of judgments have been returned against insurers, broker dealers and other providers of financial services involving, among other things, sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, payment of sales and other contingent commissions, and other matters. Often these legal proceedings have resulted in the award of substantial judgments that are disproportionate to actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given legal proceeding. Arbitration awards are subject to very limited appellate review. In addition, in some legal proceedings, companies have made material settlement payments. In some instances, substantial judgments may be the result of a party's perceived ability to satisfy such judgments as opposed to the facts and circumstances regarding the claims made.

The Company, as well as certain of its insurance affiliates and certain other insurance companies for which the Company or its affiliates have co-insured blocks of life insurance and annuity policies, are under audit for compliance with the unclaimed property laws of a number of states. The audits are being conducted on behalf of the treasury departments or unclaimed property administrators in such states. The focus of the audits is on whether there have been unreported deaths, maturities, or policies that have exceeded limiting age with respect to which death benefits or other payments under life insurance or annuity policies should be treated as unclaimed property that should be escheated to the state. The Company is presently unable to estimate the reasonably possible loss or range of loss that may result from the audits due to a number of factors, including uncertainty as to the legal theory or theories that may give rise to liability and the early stages of the audits being conducted. The Company will continue to monitor the matter for any developments that would make the loss contingency associated with the audits reasonably estimable.

The Company and its affiliated life insurance companies are under a targeted multi-state examination with respect to their claims paying practices and their use of the U.S. Social Security Administration's Death Master File or similar databases (a "Death Database") to identify unreported deaths in their life insurance policies, annuity contracts and retained asset accounts. There is no clear basis in previously existing law for requiring a life insurer to search for unreported deaths in order to determine whether a

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

8.  LIABILITIES, COMMITMENTS, CONTINGENCIES, AND ASSESSMENTS — (Continued)

benefit is owed, and substantial legal authority exists to support the position that the prevailing industry practice was lawful. A number of life insurers, however, have entered into settlement or consent agreements with state insurance regulators under which the life insurers agreed to implement procedures for periodically comparing their life insurance and annuity contracts and retained asset accounts against a Death Database, treating confirmed deaths as giving rise to a death benefit under their policies, locating beneficiaries and paying them the benefits and interest, escheating the benefits and interest to the state if the beneficiary could not be found, and paying penalties to the state, if required. It has been publicly reported that the life insurers have paid administrative and/or examination fees to the insurance regulators in connection with the settlement or consent agreements. The Company believes that insurance regulators could demand from the Company administrative and/or examination fees relating to the targeted multi-state examination. Based on publicly reported payments by other life insurers, the Company does not believe such fees, if assessed, would have a material effect on its financial statements.

The Company, like other insurance companies, in the ordinary course of business, is involved in legal proceedings. The Company cannot predict the outcome of any legal proceeding nor can it provide an estimate of the possible loss, or range of loss, that may result from such legal proceeding. However, with respect to such legal proceedings, the Company does not expect that its ultimate liability, if any, will be material to its financial condition.

9.  REINSURANCE

The Company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations it assumed. As of December 31, 2019 and 2018, the Company's maximum retention limit was $5.0 million or less on a single risk, depending on the life product. The Company evaluates the financial condition of its reinsurers and monitors the associated concentration of credit risk.

The Company has ceded the following to affiliated insurers as of and for the years ended December 31:

	2019	2018
	($ in thousands)
Life:
Insurance in force	$0	$0
Policy reserves ceded	0	0
Policy claim liabilities ceded	0	0
Premiums ceded	0	0
Accident and health:
Policy reserves ceded	0	11
Policy claim liabilities ceded	0	1
Premiums ceded	1	2

For the year ended December 31, 2017, the Company ceded accident and health premiums of $2 thousand to affiliated insurers.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

9.  REINSURANCE — (Continued)

The Company has ceded the following to non-affiliated insurers as of and for the years ended December 31:

	2019	2018
	($ in thousands)
Life:
Insurance in force	$7,019,559	$7,548,065
Policy reserves ceded	186,574	198,319
Policy claim liabilities ceded	7,606	6,736
Premiums ceded	28,907	30,759
Accident and health:
Policy reserves ceded	293	292
Policy claim liabilities ceded	0	0
Premiums ceded	0	0

For the year ended December 31, 2017, the Company ceded life insurance premiums of $31.8 million to non-affiliated insurers.

The Company has assumed from non-affiliated insurers as of and for the years ended December 31 as follows:

	2019	2018
	($ in thousands)
Life:
Insurance in force	$9,821,665	$6,598,643
Policy reserves assumed	3,524,218	2,971,102
Policy claim liabilities assumed	23,950	18,881
Premiums assumed	1,008,133	2,773,890
Accident and health:
Policy reserves assumed	789	560
Policy claim liabilities assumed	0	2
Premiums assumed	321	4

For the year ended December 31, 2017, the Company assumed life insurance premiums of $19.3 million and accident and health premiums of $5 thousand from non-affiliated insurers.

Great-West Reinsurance Transaction

On January 23, 2019, PLICO and the Company entered into a Master Transaction Agreement (the "GWL&A Master Transaction Agreement") with Great-West Life & Annuity Insurance Company ("GWL&A"), Great-West Life & Annuity Insurance Company of New York ("GWL&A of NY"), The Canada Life Assurance Company ("CLAC") and The Great-West Life Assurance Company ("GWL" and, together with GWL&A, GWL&A of NY and CLAC, the "Sellers"), pursuant to which PLICO and the Company acquired via coinsurance (the "Transaction") substantially all of the Sellers' individual and

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

9.  REINSURANCE — (Continued)

group life and A&H insurance and annuity business (the "Business"), except for the Separate Account business, which was assumed via a MODCO agreement.

On June 3, 2019, PLICO and the Company completed the Transaction (the "GWL&A Closing"). Pursuant to the GWL&A Master Transaction Agreement, PLICO and the Company entered into reinsurance agreements (the "GWL&A Reinsurance Agreements") and related ancillary documents at the Closing. On the terms and subject to the conditions of the GWL&A Reinsurance Agreements, the Sellers ceded to PLICO and the Company, effective as of the closing of the Transaction, substantially all of the insurance policies related to the Business. The aggregate ceding commission for the reinsurance of the Business was $905.4 million, which is subject to adjustment in accordance with the GWL&A Master Transaction Agreement. Of this amount, approximately $11.2 million was reported by the Company in "Commissions and expense allowances on reinsurance assumed." All policies issued in states other than New York were ceded to PLICO under reinsurance agreements between the applicable Seller and PLICO, and all policies issued in New York were ceded to the Company under a reinsurance agreement between GWL&A of NY and the Company. The aggregate statutory reserves and deposit-type contracts of the Sellers ceded to PLICO and the Company as of the Closing were approximately $20.6 billion (including MODCO reserves of $10.8 billion), which amount was based on initial estimates and is subject to adjustment following the Closing. To support its obligations under the GWL&A Reinsurance Agreements, PLICO established trust accounts for the benefit of GWL&A, CLAC and GWL, and the Company established a trust account for the benefit of GWL&A of NY. The Sellers retained a block of participating policies which will be administered by PLICO.

The GWL&A Master Transaction Agreement and other transaction documents contain certain customary representations and warranties made by each of the parties, and certain customary covenants regarding the Sellers and the Individual Life Business, and provide for indemnification, among other things, for breaches of those representations, warranties, and covenants.

In conjunction with the transaction, the Company assumed approximately $639.3 million of life and accident and health policy reserves, $0.6 million of deposit-type contracts, an Interest Maintenance Reserve of approximately $19.0 million, and other liabilities of approximately $(4.7) million. Among the assets received by the Company upon assumption were bonds of approximately $565.2 million, mortgage loans of $12.0 million, contract loans of $1.5 million, other invested assets of $3.8 million, cash, cash equivalents and short-term investments of $53.2 million, and other assets of approximately $7.3 million. In addition, the Company assumed initial MODCO reserves of approximately $238.5 million, which are reported as "Change in MODCO reserves" as included in "benefits and expenses", with an offsetting amount reported as "premiums and annuity considerations" as included in "total revenue".

Liberty Mutual Reinsurance Transaction

On May 1, 2018, The Lincoln National Life Insurance Company ("Lincoln Life") completed its previously announced acquisition (the "Closing") of Liberty Mutual Group Inc.'s ("Liberty Mutual") Group Benefits Business and Individual Life and Annuity Business (the "Life Business") through the acquisition of all of the issued and outstanding capital stock of Liberty Life Assurance Company of Boston ("Liberty"). In connection with the Closing and pursuant to the Master Transaction Agreement, dated January 18, 2018 (the "Master Transaction Agreement"), the Company's parent, PLICO, and the Company entered

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

9.  REINSURANCE — (Continued)

into reinsurance agreements (the "Liberty Reinsurance Agreements") and related ancillary documents (including administrative services agreements and transition services agreements) providing for the reinsurance and administration of the Life Business.

Pursuant to the Reinsurance Agreements, Liberty ceded to PLICO and the Company the insurance policies related to the Life Business on a 100% coinsurance basis. The aggregate ceding commission for the reinsurance of the Life Business was $422.4 million, which is the purchase price. The ceding commission was subsequently updated via customary adjustments to $402.5 million. Of this amount, approximately $134.4 million was reported by the Company.

All policies issued in states other than New York were ceded to PLICO under a reinsurance agreement between Liberty and PLICO, and all policies issued in New York were ceded to the Company under a reinsurance agreement between Liberty and the Company. The aggregate statutory reserves and policyholder liabilities of Liberty ceded to PLICO and the Company as of the closing of the transaction were approximately $13.2 billion, which amount was based on initial estimates. The final reserve amount determined, as adjusted during the measurement period, was $13.2 billion. In addition, there are certain pending items which remain subject to adjustment in accordance with the Master Transaction Agreement and could result in a gain in future periods. In conjunction with the transaction, the Company assumed approximately $2.549 billion of life policy reserves, $11.7 million of deposit-type contracts, policy contract claims of $12.6 million, an Interest Maintenance Reserve of approximately $19.3 million, and other net liabilities of approximately $2.1 million. Among the assets received by the Company upon assumption were bonds (including short-term investments and cash equivalents) and accrued interest of approximately $2.463 billion, contract loans of $29.0 million, and other net assets of approximately $41.7 million. In addition, the Company had a net cash outflow of $74.0 million related to the transaction. Pursuant to the terms of the Liberty Reinsurance Agreements, each of PLICO and the Company are required to maintain assets in trust for the benefit of Liberty to secure their respective obligations to Liberty under the Liberty Reinsurance Agreements. The trust accounts were initially funded by each of PLICO and the Company principally with the investment assets that were received from Liberty. Additionally, PLICO and the Company have each agreed to provide, on behalf of Liberty, administration and policyholder servicing of the Life Business reinsured by it pursuant to administrative services agreements between Liberty and each of PLICO and the Company.

None of the reinsurers included as "non-affiliated" in the above tables are owned in excess of 10% or controlled, either directly or indirectly, by the Company or any representative, officer, trustee, or director of the Company. No policies issued by the Company have been reinsured with a company chartered in a country other than the United States (excluding U.S. Branches of such companies) which is owned in excess of 10% or controlled directly or indirectly by an insured, a beneficiary, a creditor of an insured or any other person not primarily engaged in the insurance business.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company does not have any reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premium collected under the reinsured policies.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

9.  REINSURANCE — (Continued)

The Company had no aggregate reductions to surplus for terminations of reinsurance agreements during 2019 and 2018. No new agreements were executed nor existing agreements amended during 2019 and 2018, to include policies or contracts which were in-force or which had existing reserves established by the Company as of the effective date of the agreement.

The Company has not written any receivables off as uncollectible during the three-year period ended December 31, 2019. As of December 31, 2019 and 2018, the Company had no nonadmitted reinsurance receivables.

The Company had no commutation of ceded reinsurance during the three-year period ended December 31, 2019.

The Company had the following reinsurance recoverable balances relating to paid losses as of December 31, 2019:

Company	Amount Recoverable	% of Total	Rating
	($ in thousands)
SCOR Global Life Americas Reinsurance Company	$2,031	42.8%	A.M. Best Company A+
RGA Reinsurance Company	1,376	29.0	A.M. Best Company A+
Security Life of Denver Insurance Company	730	15.4	Not rated
All other companies	606	12.8
Total	$4,743	100.0%

Approximately 44% of the reinsurance recoverable balance at December 31, 2018 related to one insurance company rated "A+" (Superior) by the A. M. Best Company, an independent rating organization.

As of December 31, 2019 and 2018, respectively, the Company had $1 thousand and $14 thousand of accident and health recoverables and reinsurance credits with PLICO, which represented less than 0.1% of capital and surplus.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

10.  INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The table below summarizes the notional amount of the Company's financial instruments with off-balance sheet risk as of December 31, 2019 and 2018:

	Assets		Liabilities
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
	($ in thousands)
Swaps	$0	$0	$0	$0
Futures	11,845	8,085	24,623	8,645
Options	65,309	19,318	45,233	14,633
Totals	$77,154	$27,403	$69,856	$23,278

Derivative instruments expose the Company to credit and market risk. The Company minimizes its credit risk by entering into transactions with highly-rated counterparties. The Company manages market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by the Company's risk management department. A description of the Company's objectives for using derivatives is described more fully in Note 1.

None of the Company's derivative instruments qualify for hedge accounting. Therefore, they are reported at fair value and are included in the Statements of Admitted Assets, Liabilities, and Capital and Surplus. The changes in the fair value of these derivatives are recognized immediately as unrealized gains and losses.

As of December 31, 2019, the Company had posted cash and securities (at fair value) for its derivatives as collateral of approximately $1.2 million and $5.0 million, respectively. Of this amount, approximately $0.9 million and $5.0 million of cash and securities, respectively, related to outstanding futures, and approximately $0.3 million of cash was posted as collateral for outstanding options. As of December 31, 2019, the Company received $2.0 million of cash as collateral related to options.

As of December 31, 2018, the Company had posted cash and securities (at fair value) for its derivatives as collateral of approximately $0.5 million and $4.9 million, respectively. Of this amount, approximately $0.1 million and $4.9 million of cash and securities, respectively, related to outstanding futures, and approximately $0.4 million of cash was posted as collateral for outstanding options. As of December 31, 2018, the Company had not received cash as collateral.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of over-the-counter options is represented by the fair value of contracts with a positive fair value at the reporting date. As of December 31, 2019, the Company had received $2.0 million of cash pledged as collateral. Because exchange-traded futures

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

10.  INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK — (Continued)

and options are effected through a regulated exchange and positions are marked to market on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties. The Company also attempts to minimize its exposure to credit risk through the use of multiple highly rated counterparties.

11. CHANGE IN INCURRED LOSSES AND LOSS ADJUSTMENT EXPENSES

Activities in the liability for accident and health policy and contract claims are summarized as follows:

	2019	2018
	($ in thousands)
Balance at January 1	$2,087	$2,238
Less reinsurance recoverables	10	10
Net balance at January 1	2,077	2,228
Incurred:
Related to current year	149	252
Related to prior years	(11)	(11)
Total incurred	138	241
Paid:
Related to current year	45	38
Related to prior years	336	354
Total paid	381	392
Net balance at December 31	1,834	2,077
Plus reinsurance recoverables	10	10
Balance at December 31	$1,844	$2,087

Reserves and liabilities as of January 1, 2019 and January 1, 2018 were $2.1 million and $2.2 million, respectively. As of December 31, 2019 and December 31, 2018, $0.3 million and $0.4 million, respectively, have been paid for incurred claims attributable to insured events of prior years. Reserves remaining for prior years at December 31, 2019 and December 31, 2018 were $1.7 million and $1.9 million, respectively, as a result of re-estimation of unpaid claims and claim adjustment expenses on disability income and credit lines of insurance. Original estimates are increased or decreased as additional information becomes known regarding individual claims. No additional premiums or return premiums have been accrued as a result of the prior year effects.

There were no significant changes in methodologies or assumptions used in calculating the liability for unpaid losses during 2019 and 2018.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

12.  PARTICIPATING POLICIES

Direct and assumed premiums under individual life participating policies were $12.1 million and 1.6% $147.6 million and 8.0%, and $0.1 million and 0.2% for the years ended December 31, 2019, 2018 and 2017, respectively, of total direct and assumed individual life premium earned. The Company accrues dividends when declared by the Board of Directors. The Company paid dividends in the amount of $1.1 million, $1.6 million, and $0.1 million for the years ended December 31, 2019, 2018, and 2017, respectively. The Company has not allocated any additional income to participating policyholders.

13.  ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31, 2019 are as follows:

Individual Annuities

	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
	($ in thousands)
(1) Subject to discretionary withdrawal:
a. With market value adjustments	$9,053	$301	$0	$9,354	0.3%
b. At book value less current surrender charge of 5% or more at book value less surrender charge	584,434	0	0	584,434	21.2
c. At fair value at market	0	0	168,174	168,174	6.1
d. Total with market value adjustment or at fair value (total of a through c)	593,487	301	168,174	761,962	27.7
e. At book value without adjustment (minimal or no charge or adj.)	1,940,059	0	0	1,940,059	70.5
(2) Not subject to discretionary withdrawal provision	50,234	0	0	50,234	1.8%
(3) Total (gross: direct + assumed)	2,583,780	301	168,174	2,752,255	100.0%
(4) Reinsurance ceded	1,175	0	0	1,175
(5) Total (net) (3) — (4)	$2,582,605	$301	$168,174	$2,751,080
(6) Amount included in A(1)b above that will move to A(1)e in the year after the statement date	$53,155	$0	$0	$53,155

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

13.  ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS — (Continued)

Group Annuities

	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
	($ in thousands)
(1) Subject to discretionary withdrawal:
a. With market value adjustments	$0	$8,437	$0	$8,437	27.5%
b. At book value less current surrender charge of 5% or more	0	0	0	0	0.0
c. At fair value	0	0	0	0	0.0
d. Total with market value adjustment or at fair value (total of a through c)	0	8,437	0	8,437	27.5
e. At book value without adjustment (minimal or no charge or adj.)	169	517	0	686	2.2
(2) Not subject to discretionary withdrawal provision	21,510	0	0	21,510	70.2
(3) Total (gross: direct + assumed)	21,679	8,954	0	30,633	100.0%
(4) Reinsurance ceded	0	0	0	0
(5) Total (net) (3) — (4)	$21,679	$8,954	$0	$30,633
(6) Amount included in B(1)b above that will move to B(1)e in the year after the statement date	$0	$0	$0	$0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

13.  ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS — (Continued)

Deposit-Type Contracts (no life contingencies)

	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
	($ in thousands)
(1) Subject to discretionary withdrawal:
a. With market value adjustments	$0	$0	$0	$0	0.0%
b. At book value less current surrender charge of 5% or more	0	0	0	0	0.0
c. At fair value	0	0	0	0	0.0
d. Total with market value adjustment or at fair value (total of a through c)	0	0	0	0	0.0
e. At book value without adjustment (minimal or no charge or adj.)	11,646	0	0	11,646	41.9
(2) Not subject to discretionary withdrawal provision	16,126	0	0	16,126	58.1
(3) Total (gross: direct + assumed)	27,772	0	0	27,772	100.0%
(4) Reinsurance ceded	938	0	0	938
(5) Total (net) (3) — (4)	$26,834	$0	$0	$26,834
(6) Amount included in C(1)b above that will move to C(1)e in the year after the statement date	$0	$0	$0	$0

Reconciliation of Total Annuity Actuarial Reserves and Deposit Fund Liabilities

Life & Accident & Health Annual Statement:

1. Exhibit 5, Annuities Section, Total (net)	$2,597,314
2. Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	6,970
3. Exhibit 7, Deposit-Type Contracts, Line 14, column 1	26,835
4. Subtotal	2,631,119
Separate Accounts Annual Statement:
5. Exhibit 3, Line 0299999, Column 2	177,428
6. Exhibit 3, Line 0399999, Column 2	0
7. Policy dividend and coupon accumulations	0
8. Policyholder premiums	0
9. Guaranteed interest contracts	0
10.Other contract deposit funds	0
11.Subtotal	177,428
12.Combined Total	$2,808,547

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

14.  ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of the Company's life actuarial reserves of December 31, 2019, are as follows:

	General Account			Separate Account - Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
	($ in thousands)
A. Subject to discretionary withdrawal, surrender values, or policy loans:
(1) Term Policies with Cash Value	$0	$134	$134	$0	$0	$0
(2) Universal Life	2,229,765	2,307,514	2,410,967	0	0	0
(3) Universal Life with Secondary Guarantees	4,923	2,670	20,448	0	0	0
(4) Indexed Universal Life	0	0	0	0	0	0
(5) Indexed Universal Life with Secondary Guarantees	0	0	0	0	0	0
(6) Indexed Life	0	0	0	0	0	0
(7) Other Permanent Cash Value Life Insurance	0	211,722	229,902	0	0	0
(8) Variable Life	0	0	0	0	0	0
(9) Variable Universal Life	2,205	2,204	2,157	0	0	0
(10) Miscellaneous Reserves	0	0	0	0	0	0
B. Not subject to discretionary withdrawal or no cash values
(1) Term Policies without Cash Value	XXX	XXX	218,385	XXX	XXX	0
(2) Accidental Death Benefits	XXX	XXX	96	XXX	XXX	0
(3) Disability — Active Lives	XXX	XXX	1,313	XXX	XXX	0
(4) Disability — Disabled Lives	XXX	XXX	4,059	XXX	XXX	0
(5) Miscellaneous Reserves	XXX	XXX	12,473	XXX	XXX	0
C. Total (gross: direct + assumed)	2,236,893	2,524,244	2,899,934	0	0	0
D. Reinsurance Ceded	2,206	2,279	184,461	0	0	0
E. Total (net) (C) - (D)	$2,234,687	$2,521,965	$2,715,473	$0	$0	$0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

14.  ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS — (Continued)

F. Amount
Life & Accident & Health Annual Statement:
(1) Exhibit 5, Life Insurance Section, Total (net)	$2,697,967
(2) Exhibit 5, Accidental Death Benefits Section, Total (net)	59
(3) Exhibit 5, Disability — Active Lives Section, Total (net)	1,176
(4) Exhibit 5, Disability — Disabled Lives Section, Total (net)	4,054
(5) Exhibit 5, Miscellaneous Reserves Section, Total (net)	12,217
(6) Subtotal	2,715,473
Separate Accounts Annual Statement:
(7) Exhibit 3, Line 0199999, Column 2	0
(8) Exhibit 3, Line 0499999, Column 2	0
(9) Exhibit 3, Line 0599999, Column 2	0
(10) Subtotal (Lines (7) through (9))	0
(11) Combined Total ((6) and (10))	$2,715,473

15.  PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Life insurance premiums and annuity considerations deferred and uncollected represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current policy year has been collected.

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 were as follows:

2019

Type	Gross	Net of Loading
	($ in thousands)
Industrial	$0	$0
Ordinary new business	15	(4)
Ordinary renewal	4,217	4,264
Credit Life	0	0
Group Life	(823)	(891)
Group Annuity	0	0
Totals	$3,409	$3,369

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

15.  PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED — (Continued)

2018

Type	Gross	Net of Loading
	($ in thousands)
Industrial	$0	$0
Ordinary new business	(10)	(10)
Ordinary renewal	(263)	(446)
Credit Life	0	0
Group Life	(826)	(891)
Group Annuity	0	0
Totals	$(1,099)	$(1,347)

16.  SEPARATE ACCOUNTS

The Company utilizes Separate Accounts to record and account for assets and liabilities for particular lines of business. For the current reporting year, the Company reported assets and liabilities from the following product lines into a Separate Account:

•  Market value adjusted annuities

•  Variable annuities

Separate Accounts held by the Company are for variable annuity and individual and group market value adjusted annuity contracts. The Separate Account for market value adjusted annuities provides the opportunity for the policyholder to invest in one or any combination of interest rate guarantee periods. The assets for this account are carried at fair value and are held in a non-unitized Separate Account. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustment, which can be positive or negative. The market value adjusted annuity business has been included as "Non-indexed Guarantee less than 4%" and "Non-indexed Guarantee more than 4%" in the table disclosing information regarding the Company's Separate Accounts as shown later in Note 16.

The Separate Accounts for the variable annuities invest in shares of various mutual funds with external investment advisors. The net investment experience of the Separate Account is credited directly to the policyholder and can be positive or negative. Variable annuities have been included as "Nonguaranteed Separate Accounts" in the table disclosing information regarding the Company's Separate Accounts as shown later in Note 16.

Some of the variable annuity contracts contain GMDB and GLWB features, which are described in Note 1.

These products are included within the Separate Accounts pursuant to Alabama Code § 27-38-1.

In accordance with the products recorded within the Separate Account, all of the Company's assets are considered legally insulated from the General Account. As of December 31, 2019 and 2018, the Company Separate Account statement included legally insulated assets of $180.1 million and

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

16.  SEPARATE ACCOUNTS — (Continued)

$183.4 million, respectively. The assets legally insulated from the General Account as of December 31 are attributed to the following products:

2019

($ in thousands)
Product	Legally Insulated Assets	Separate Account Assets (Not Legally Insulated)
Market value adjusted annuities	$10,261	$0
Variable annuities	169,811	0
Total	$180,072	$0

2018

($ in thousands)
Product	Legally Insulated Assets	Separate Account Assets (Not Legally Insulated)
Market value adjusted annuities	$8,494	$0
Variable annuities	174,881	0
Total	$183,375	$0

In accordance with the products recorded within the Separate Account, some Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken, the Separate Account paid risk charges of $4.7 million, $5.1 million, $5.3 million, $5.3 million, and $5.5 million during 2019, 2018, 2017, 2016, and 2015.

For the year ended December 31, 2019, $6 thousand was paid by the General Account toward Separate Account guarantees. For the preceding four years, $2 thousand, $5 thousand, $24 thousand, and $65 thousand were paid by the General Account toward Separate Account guarantees in 2018, 2017, 2016, and 2015, respectively.

The Company did not have securities lending transactions within the Separate Accounts during 2019 or 2018.

Information regarding the Company's Separate Accounts is as follows:

	2019
	Index	Nonindexed Guarantee Less Than 4%	Nonindexed Guarantee More Than 4%	Nonguaranteed Separate Account	Total
	($ in thousands)
(1) Premiums, consideration or deposits for the year ended 12/31/2019	$0	$0	$0	$240	$240
Reserves at 12/31/2019
(2) For accounts with assets at:
a. Fair value	$0	$9,254	$0	$168,174	$177,428
b. Amortized cost	0	0	0	0	0
c. Total reserves *	$0	$9,254	$0	$168,174	$177,428

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

16.  SEPARATE ACCOUNTS — (Continued)

	2019
	Index	Nonindexed Guarantee Less Than 4%	Nonindexed Guarantee More Than 4%	Nonguaranteed Separate Account	Total
	($ in thousands)
(3) By withdrawal characteristics:
a. Subject to discretionary withdrawal:
1.With market value adjustment	$0	$9,254	$0	$0	$9,254
2.At book value without market value adjustment and with current surrender charge of 5% or more	0	0	0	0	0
3.At fair value	0	0	0	168,174	168,174
4.At book value without market value adjustment and with current surrender charge less than 5%	0	0	0	0	0
5.Subtotal	0	9,254	0	168,174	177,428
b. Not subject to discretionary withdrawal	0	0	0	0	0
c. Total	$0	$9,254	$0	$168,174	$177,428
* Line 2(c) should equal Line 3(c)
(4) Reserves for Asset Default Risk in Lieu of AVR	$0	$0	$0	$0	$0
	2018
	Index	Nonindexed Guarantee Less Than 4%	Nonindexed Guarantee More Than 4%	Nonguaranteed Separate Account	Total
	($ in thousands)
(1) Premiums, consideration or deposits for the year ended 12/31/2018	$0	$0	$0	$983	$983
Reserves at 12/31/2018
(2) For accounts with assets at:
a. Fair value	$0	$10,481	$0	$171,195	$181,676
b. Amortized cost	0	0	0	0	0
c. Total reserves *	$0	$10,481	$0	$171,195	$181,676
(3) By withdrawal characteristics:
a. Subject to discretionary withdrawal:
1. With market value adjustment	$0	$10,481	$0	$0	$10,481
2. At book value without market value adjustment and with current surrender charge of 5% or more	0	0	0	0	0
3. At fair value	0	0	0	171,195	171,195

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

16.  SEPARATE ACCOUNTS — (Continued)

	2018
	Index	Nonindexed Guarantee Less Than 4%	Nonindexed Guarantee More Than 4%	Nonguaranteed Separate Account	Total
	($ in thousands)
4. At book value without market value adjustment and with current surrender charge less than 5%	$0	$0	$0	$0	$0
5. Subtotal	0	10,481	0	171,195	181,676
b. Not subject to discretionary withdrawal	0	0	0	0	0
c. Total	$0	$10,481	$0	$171,195	$181,676
* Line 2(c) should equal Line 3(c)
(4) Reserves for Asset Default Risk in Lieu of AVR	$0	$0	$0	$0	$0

Premiums in Nonguaranteed Separate Accounts were $1.1 million for the year ended December 31, 2017.

A reconciliation of net transfers to (from) Separate Accounts is as follows:

	2019	2018	2017
	($ in thousands)
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to Separate Accounts	$246	$989	$1,107
Transfers from Separate Accounts	21,176	17,671	16,375
Net transfers from Separate Accounts	(20,930)	(16,682)	(15,268)
Reconciling adjustments
Transfers assumed under reinsurance agreements	481	(654)	0
Transfers as reported in the Statements of Operations	$(20,449)	$(17,336)	$(15,268)

17.  FAIR VALUE MEASUREMENTS

The Company determines the fair value of its financial instruments in accordance with SSAP No. 100R, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The definition of fair value in SSAP No. 100R focuses on an "exit price", the price that would be received to sell the asset or paid to transfer the liability. Included in various line items in the statutory financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stocks, when carried at the lower of cost or fair value.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R. The fair value hierarchy gives the highest

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. The hierarchy can be defined as follows:

  Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

  Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

(a) Quoted prices for similar assets or liabilities in active markets,

(b) Quoted prices for identical or similar assets or liabilities in non-active markets,

(c) Inputs other than quoted market prices that are observable, and

(d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

  Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following tables provide information as of December 31 about the Company's financial assets and liabilities (other than derivative instruments) measured at fair value:

2019

Description	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
	($ In thousands)
Assets at fair value
Bonds
Residential Mortgage-backed Securities	$0	$11	$0	$0	$11
Total bonds	0	11	0	0	11
Common stocks
Industrial and misc.	0	0	1	0	1
Total common stocks	0	0	1	0	1
Separate Account assets	174,937	5,135	0	0	180,072
Total assets at fair value	$174,937	$5,146	$1	$0	$180,084

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

2018

Description	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
	($ In thousands)
Assets at fair value
Bonds
Residential Mortgage-backed Securities	$0	$12	$0	$0	$12
Total bonds	0	12	0	0	12
Common stocks
Industrial and misc.	0	0	1	0	1
Total common stocks	0	0	1	0	1
Separate Account assets	175,048	8,327	0	0	183,375
Total assets at fair value	$175,048	$8,339	$1	$0	$183,388

The following is a Level 3 rollforward for 2019:

Description	Beginning Balance at 1/1/2019	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) included in Surplus	Purchases	Issuances	Sales	Settlements	Ending Balance at 12/31/2019
	($ in thousands)
Assets
Common stock- indust and misc.	$1	$0	$0	$0	$0	$0	$0	$0	$0	$1
Total assets	$1	$0	$0	$0	$0	$0	$0	$0	$0	$1

The following is a Level 3 rollforward for 2018:

Description	Beginning Balance at 1/1/2018	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) included in Surplus	Purchases	Issuances	Sales	Settlements	Ending Balance at 12/31/2018
($ in thousands)

Assets

Common stock- indust and misc.	$2	$0	$0	$0	$(1)	$0	$0	$0	$0	$1
Total assets	$2	$0	$0	$0	$(1)	$0	$0	$0	$0	$1

There were no transfers between levels for the Company's financial assets and liabilities measured at fair value (other than derivative instruments) during the years ended December 31, 2019 and 2018.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

Fair Value Methodology

Description of Pricing Inputs

The Company predominantly uses a third-party pricing service and broker quotes to determine fair values. The third-party pricing service and brokers use certain inputs to determine the value of asset backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities. For these securities, the valuation would consist of inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, 6) discount margin, and 7) credit ratings of the securities.

To price corporate bonds, U.S. government-related securities, and other government-related securities, the brokers and third-party pricing service utilize a valuation model that consists of a hybrid income and market approach to valuation, while the Company uses a discounted cash flow model with both observable and unobservable inputs to determine a price when the securities are illiquid bonds. The external and internal pricing models include inputs such as, but not limited to: 1) principal and interest payments, 2) coupon, 3) maturity, 4) treasury yield curve, 5) credit spreads from new issue and secondary trading markets, 6) dealer quotes with adjustments for issues with early redemption features, 7) illiquidity premiums, 8) discount margins from dealers in the new issue market, 9) underlying collateral, and 10) comparative bond analysis.

The third-party pricing service prices equity securities using market observable prices for the same or similar securities traded in an active market.

Mortgage loan valuations are categorized as Level 3. The Company utilizes an internally developed model to estimate fair value. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

The Company's Separate Account assets consist of financial instruments similar to those held in the general account. The Company utilizes the same valuation methodology as described above in determining the fair value of Separate Account assets as the Company does for general account assets. All assets in the Separate Account are held at fair value. The Separate Account liability matches the Separate Account asset value and its fair value is determined from valuation methods that are consistent with the Separate Account assets.

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

discussion of the methodologies used to determine fair values for financial instruments owned by the Company.

The fair value of corporate bonds, government securities, equity securities, and mortgage-backed securities is determined by management after considering one of three primary sources of information: third-party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, and the remaining unpriced securities are submitted to independent brokers for non-binding prices. Typical inputs used by these pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third-party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third-party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains two quotes per security when available. Where multiple broker quotes are obtained, the Company reviews the quotes and selects the quote that provides the best estimate of the price a market participant would pay for these specific assets in an arm's-length transaction. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third-party pricing service or an independent broker quotation.

The Company has analyzed the third-party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third-party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted-average of contacted cash flows, risk premium, if warranted, due to the issuer's industry, and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2019 and 2018.

The fair value hierarchy for derivative instruments measured at fair value at December 31 is as follows:

2019

	Level 1	Level 2	Level 3	Value (NAV)	Net Asset Total
	($ in thousands)
Derivative assets
Foreign currency contracts	$2	$0	$0	$0	$2
Equity contracts	311	7,110	0	0	7,421
Total derivative assets	$313	$7,110	$0	$0	$7,423
Derivative liabilities
Foreign currency contracts	$36	$0	$0	$0	$36
Equity contracts	264	4,570	0	0	4,834
Total derivative liabilities	$300	$4,570	$0	$0	$4,870

2018

	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Total
	($ in thousands)
Derivative assets
Equity contracts	$1,056	$0	$0	$0	$1,056
Total derivative assets	$1,056	$0	$0	$0	$1,056
Derivative liabilities
Foreign currency contracts	$34	$0	$0	$0	$34
Equity contracts	192	0	0	0	192
Total derivative liabilities	$226	$0	$0	$0	$226

Derivative instruments are valued using exchange prices or counterparty quotations. Derivative instruments classified as Level 1 include futures and options, all of which are traded on active exchange markets. Derivative instruments classified as Level 2 include options which are traded over-the-counter. These Level 2 derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs. There were no derivative instruments categorized within Level 3 of the fair value hierarchy, and there were no transfers into or out of Level 3 for the years ended December 31, 2019 and 2018.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

The following table presents the Company's fair value hierarchy for its financial instruments as of December 31:

Type of Financial Instrument	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Not Practicable (Carrying Value)
2019	$ In thousands
ASSETS
Bonds	$5,811,563	$5,395,862	$50,769	$5,709,225	$51,569	$0	$0
Common stocks	1	1	0	0	1	0	0
Preferred stocks	23,252	21,301	23,252	0	0	0	0
Mortgage loans	101,701	96,994	0	0	101,701	0	0
Cash	3,409	3,409	3,409	0	0	0	0
Cash equivalents	131,723	131,723	131,723	0	0	0	0
Short term investments	1,036	1,036	0	1,036	0	0	0
Other invested assets	22,229	18,296	0	22,229	0	0	0
Contract loans	55,127	55,127	0	0	55,127	0	0
Derivative assets	7,423	7,423	313	7,110	0	0	0
Derivative collateral and receivables	1,191	1,191	1,191	0	0	0	0
Separate Accounts	180,072	180,072	174,937	5,135	0	0	0
LIABILITIES
Deposit-type contracts	26,976	26,835	0	0	26,976	0	0
Derivative liabilities	4,870	4,870	300	4,570	0	0	0
Derivative collateral and payables	2,000	2,000	2,000	0	0	0	0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

Type of Financial Instrument	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3	Net Asset Value (NAV)	Not Practicable (Carrying Value)
2018	$ In thousands
ASSETS
Bonds	$4,645,544	$4,615,171	$55,291	$4,577,712	$12,541	$0	$0
Common stocks	1	1	0	0	1	0	0
Preferred stocks	25,704	26,897	25,704	0	0	0	0
Mortgage loans	98,449	98,310	0	0	98,449	0	0
Cash and cash equivalents	39,297	39,297	39,297	0	0	0	0
Short term investments	8,576	8,576	0	8,576	0	0	0
Other invested assets	10,981	8,992	0	10,981	0	0	0
Contract loans	56,551	56,551	0	0	56,551	0	0
Derivative assets	1,056	1,056	1,056	0	0	0	0
Derivative collateral and receivables	525	525	525	0	0	0	0
Separate Accounts	183,375	183,375	175,048	8,327	0	0	0
LIABILITIES
Deposit-type contracts	23,781	24,006	0	0	23,781	0	0
Derivative liabilities	226	226	226	0	0	0	0
Derivative collateral and payables	25	25	25	0	0	0	0

The fair value of bonds, preferred stocks, and certain surplus notes reported as "Other invested assets" are determined using methodologies prescribed by the NAIC. The fair value of bonds, preferred stock, and certain surplus notes are determined by management after considering one of three primary sources of information: third-party pricing services, non-binding independent broker quotations, or pricing matrices.

Publicly traded unaffiliated common stock is valued based on market trades and is a Level 1 valuation under SSAP No. 100R. As of December 31, 2019 and 2018 the Company held approximately $1 thousand of Hercules Inc. publicly traded common stock warrants, which are classified as Level 3. These publicly traded common stock warrants classified as Level 3 consist of holdings obtained through a tender offer.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

17.  FAIR VALUE MEASUREMENTS — (Continued)

The book value of the Company's cash and short-term investments approximates fair value.

Cash equivalent fair values are determined using methodologies prescribed by the NAIC and are provided by a third-party pricing service.

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

Contract loans are funds provided to policy holders in return for a claim on the account value of the policy. The funds provided are limited to a certain percent of the account balance. The nature of contract loans is to have low default risk as the loans are fully collateralized by the value of the policy. The majority of contract loans do not have a stated maturity and the balances and accrued interest are repaid with proceeds from the policy account balance. Due to the collateralized nature of contract loans and unpredictable timing of repayments, the Company's fair value of contract loans approximates carrying value.

The Separate Account assets are carried at fair value and are equal to the Separate Account liabilities, which represent the policyholder's equity in those assets. These amounts are reported separately as assets and liabilities related to Separate Accounts in the accompanying financial statements. Separate Account assets are invested in bonds, mortgage loans, preferred stocks, and open-ended mutual funds. The fair value of bonds and preferred stock held in Separate Accounts are determined using methodologies prescribed by the NAIC. The fair value of bonds and preferred stocks is determined by management after considering one of four primary sources of information: published NAIC rates, third-party pricing services, non-binding independent broker quotations, or pricing matrices. These valuations are generally categorized as a level 2 valuation as defined by SSAP No. 100R. The fair value of open-ended mutual funds held in Separate Accounts was obtained from unadjusted quoted market prices. These valuations are categorized as a Level 1 valuation as defined by SSAP No. 100R.

Deposit-type contracts include annuities certain, supplemental contracts, and dividend accumulations. The Company estimates the fair values of annuities certain and supplemental contracts using models based on discounted estimated cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments. The Company estimates that the fair value of dividend accumulations approximates carrying value.

The Company held no financial instruments as of December 31, 2019 and 2018, for which it was not practicable to estimate fair value. The Company held no investments measured at NAV as of December 31, 2019 and 2018.

18.  RETAINED ASSETS

The Company accounts for retained assets in a manner similar to supplementary contracts. Claims expense is reported "Death and annuity benefits" in the Statements of Operations. In lieu of a cash payment to the beneficiary, a liability is established in "Liability for deposit-type contracts" in the Statements of Admitted Assets, Liabilities, and Capital and Surplus. For 2019, the credited rate for direct retained asset accounts was 0.40% for accounts opened prior to May 1, 2019 and 1.0% for

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

18.  RETAINED ASSETS — (Continued)

accounts opened on or after May 1, 2019. For 2018 and 2017, the credited rate for direct retained asset accounts was 0.40%. The credited rate for Liberty Mutual assumed retained asset accounts was 2.0% prior to May 1, 2019 and 1.0% on or after May 1, 2019 and 2.0% in 2018. The credited rate for Great-West assumed retained asset accounts ranged from 1.68% to 2.38%.

No fees were charged to direct retained asset account owners and most assumed retained asset account owners during 2019, 2018, and 2017. For Liberty Mutual assumed retained asset accounts, nominal fees were charged prior to May 1, 2019.

In the event of a claim, the beneficiary is given the option of a direct payment, a settlement option provided by the policy, or a retained asset account. For direct business, retained asset accounts are generally used as the default method for settlement of claims when an election for payment has not been made. For assumed business, however, retained asset accounts are not the default method for settlement of claims.

The table below summarizes the number and balance of retained asset accounts in force, by aging category, as of December 31:

	In Force ($ in thousands)
	2019		2018
	Number	Balance	Number	Balance
a. Up to and including 12 Months	26	$1,612	50	$2,719
b. 13 to 24 Months	35	1,817	35	1,651
c. 25 to 36 Months	22	886	30	983
d. 37 to 48 Months	28	1,048	34	1,227
e. 49 to 60 Months	27	773	22	1,003
f. Over 60 Months	69	2,342	55	1,431
g. Total	207	$8,478	226	$9,014

The table below segregates retained asset components between individual and group contracts as of December 31, 2019:

	($ in thousands)
	Individual		Group
	Number	Balance/ Amount	Number	Balance/ Amount
a. Number/Balance of Retained Asset Accounts at the Beginning of the Year	226	$9,014	0	$0
b. Number/Amount of Retained Asset Account Issued/Added During the Year	42	3,204	0	0
c. Investment Earnings Credited to Retained Asset Accounts During the Year	XXX	153	XXX	0
d. Fees and Other Charges Assessed to Retained Asset Accounts During the Year	XXX	0	XXX	0

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

18.  RETAINED ASSETS — (Continued)

	($ in thousands)
	Individual		Group
	Number	Balance/ Amount	Number	Balance/ Amount
e. Number/Amount of Retained Asset Accounts Transferred to State Unclaimed Property funds During the Year	0	$0	0	0
f. Number/Amount of Retained Asset Accounts Closed/Withdrawn During the Year	61	3,893	0	0
g. Number/Balance of Retained Asset Accounts at the End of the Year g=a+b+c-d-e-f	207	$8,478	0	$0

The table below segregates retained asset components between individual and group contracts as of December 31, 2018:

	($ in thousands)
	Individual		Group
	Number	Balance/ Amount	Number	Balance/ Amount
a. Number/Balance of Retained Asset Accounts at the Beginning of the Year	21	$1,388	0	$0
b. Number/Amount of Retained Asset Account Issued/Added During the Year	353	13,620	0	0
c. Investment Earnings Credited to Retained Asset Accounts During the Year	XXX	95	XXX	0
d. Fees and Other Charges Assessed to Retained Asset Accounts During the Year	XXX	0	XXX	0
e. Number/Amount of Retained Asset Accounts Transferred to State Unclaimed Property funds During the Year	0	0	0	0
f. Number/Amount of Retained Asset Accounts Closed/Withdrawn During the Year	148	6,089	0	0
g. Number/Balance of Retained Asset Accounts at the End of the Year g=a+b+c-d-e-f	226	$9,014	0	$0

19.  BORROWED MONEY

For repurchase agreements, the Company initiates short-term (typically less than 30 days) collateralized borrowings whereby cash is received, and securities are posted as collateral. The Company reports the cash proceeds as a liability, and the difference between the cash proceeds and the amount at which the securities are reacquired as interest expense. As of December 31, 2019 and 2018, the Company did not have a borrowed money obligation.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

NOTES TO THE FINANCIAL STATEMENTS

(Statutory Basis)

19.  BORROWED MONEY — (Continued)

The Company entered into an agreement with PLICO in 2012 in which a loan can be given to or received from PLICO subject to certain limitations as described in the agreement. The Company had no loaned or borrowed amounts as of December 31, 2019 and 2018.

20.  RECONCILIATION FROM STATUTORY FILING

The Company is required to prepare and file annual financial statements ("Annual Statement") with insurance regulatory authorities. The 2018 audited results included herein contain adjustments not recorded by the Company in its Annual Statement. The following is reconciliation between the audited financial statements and the Annual Statement filed with the insurance regulatory authorities as of December 31, 2018:

	Statement of Cash Flow Year Ended December 31, 2018
	Per Statutory Annual Statement	Reclassification	As Reported Herein
		($ in thousands)
Premiums and annuity considerations	$3,192,658	$(2,556,215)	$636,443
Net investment income	136,495	24,298	160,793
Benefit and loss related payments	(365,657)	1,514	(364,143)
Commissions and expenses paid	(176,357)	99,674	(76,683)
Net transfers from Separate Accounts	19,262	3	19,265
Net cash from operations	2,763,620	(2,430,726)	332,894
Cost of investments acquired: Bonds	(3,372,830)	2,398,623	(974,207)
Total investments acquired	(3,378,220)	2,398,623	(979,597)
Net decrease (increase) in contract loans and premium notes	(27,340)	28,965	1,625
Net cash from investments	(2,967,680)	2,427,588	(540,092)
Net deposits from deposit-type contracts	11,227	(11,720)	(493)
Other cash provided (applied), net	21,090	14,858	35,948
Net cash from financing and miscellaneous sources	217,291	3,138	220,429

Adjustments noted above are the result of a restatement of the 2018 Statement of Cash Flow as reported in the Company's 2018 Annual Statement to change the reporting of the initial impact of the Liberty reinsurance transaction (see Note 9) to reflect only the net initial cash settlement, which included a cash payment, in addition to the receipt of cash equivalents and short-term investments at inception. These adjustments had no impact on the Admitted Assets, Liabilities, Capital and Surplus, or Net Income as reported in the Company's 2018 Annual Statement.

21.  SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2019, and through April 24, 2020 (the date of the issuance of the Statutory statements included herein). Subsequent to December 31, 2019, equity and financial markets have experienced significant volatility and interest rates have continued to decline due to the coronavirus (COVID-19) pandemic. The Company is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition.

The Company has no other material subsequent events to report.

SUPPLEMENTAL SCHEDULES

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL INFORMATION

as of and for the year ended December 31, 2019

($ in thousands)
Investment income earned:
Government bonds	$1,521
Other bonds (unaffiliated)	215,199
Preferred stock (unaffiliated)	1,508
Mortgage loans	5,358
Contract loans	3,299
Cash, cash equivalents, and short term investments	2,598
Other invested assets	893
Aggregate write-ins for investment income	(34)
Gross investment income	$230,342
Mortgage loans — book value:
Commercial mortgages	$96,994
Total mortgage loans	$96,994
Mortgage loans by standing — book value:
Good standing	$96,994
Other long-term invested assets — book value	$18,296
Bonds and short term investments by NAIC designation and maturity:
Bonds and short term investments by maturity — statement value
Due within one year	$366,967
Over 1 year through 5 years	1,571,455
Over 5 years through 10 years	1,642,342
Over 10 years through 20 years	958,692
Over 20 years	857,442
Total by maturity	$5,396,898
Bonds and short term investments by NAIC designation — statement value
NAIC 1	$3,546,908
NAIC 2	1,746,297
NAIC 3	80,086
NAIC 4	14,159
NAIC 5	4,282
NAIC 6	5,166
Total by NAIC designation	$5,396,898
Total bonds and short term publicly traded	$3,650,757
Total bonds and short term privately placed	$1,746,141
Preferred stocks — statement value	$21,301
Common stocks — fair value	$1
Short-term investments — book value	$1,036

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL INFORMATION

as of and for the year ended December 31, 2019

($ in thousands)
Options, caps and floors owned — statement value	$(4,570)
Options, caps and floors written and inforce — statement value	$7,348
Futures contracts open — current value	$(226)
Cash on deposit	$3,409
Life insurance in force:
Ordinary	$16,028,208
Credit life	$14,640
Group	$939,744
Amount of accidental death insurance in force under Ordinary policies	$85,294
Life insurance policies with disability provisions in force:
Ordinary	$779,242
Group	$75,184
Supplementary contracts in force:
Ordinary — not involving life contingencies
Amount on deposit	$5,387
Income payable	$1,151
Ordinary — involving life contingencies
Income payable	$1,233
Annuities:
Ordinary
Immediate — amount of income payable	$8,004
Deferred — fully paid — account balance	$2,972,358
Deferred — not fully paid — account balance	$0
Group
Amount of income payable	$5,348
Deferred — fully paid — account balance	$10,303
Accident and health insurance — premiums in force:
Credit	$647
Other	$36
Deposit funds and dividends accumulations:
Deposit funds — account balance	$9,047
Dividends accumulations — account balance	$1,893

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL INFORMATION

as of and for the year ended December 31, 2019

Claims payments 2019:
Other accident and health
2019	$9
2018	$0
2017	$1
2016	$8
2015	$0
Prior	$252
Other coverages that use development methods to calculate claims reserves
2019	$45
2018	$30
2017	$15
2016	$12
2015	$9
Prior	$0

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

SUMMARY INVESTMENT SCHEDULE

as of December 31, 2019

	Gross Investment Holdings		Admitted Assets
	Amounts	Percentage	As Reported in the Annual Statement Amount	Securities Lending Reinvested Collateral Amount	As Reported in the Annual Statement Amount (Col. 3 + 4)	Percentage
	($ in thousands)
Bonds:
US Government	$54,007	0.9%	$54,007	$0	$54,007	0.9%
All other governments	32,892	0.6	32,892	0	32,892	0.6
U.S. states, territories and possessions, etc.	20,664	0.4	20,664	0	20,664	0.4
U.S. political subdivisions of states, territories, and possessions	88,480	1.5	88,480	0	88,480	1.5
U.S. special revenue and special assessment obligations, etc.	727,994	12.7	727,994	0	727,994	12.7
Industrial and miscellaneous	4,430,091	77.3	4,430,091	0	4,430,091	77.3
Hybrid securities	41,734	0.7	41,734	0	41,734	0.7
Total bonds	5,395,862	94.1	5,395,862	0	5,395,862	94.1
Preferred stocks:
Industrial and miscellaneous (Unaffiliated)	21,301	0.4	21,301	0	21,301	0.4
Total preferred stocks	21,301	0.4	21,301	0	21,301	0.4
Common stocks:
Industrial and miscellaneous publicly traded (Unaffiliated)	1	0.0	1	0	1	0.0
Total common stocks	1	0.0	1	0	1	0.0
Mortgage loans:
Commercial mortgages	96,994	1.7	96,994	0	96,994	1.7
Total mortgage loans	96,994	1.7	96,994	0	96,994	1.7
Cash, cash equivalents and short-term investments:
Cash	3,409	0.1	3,409	0	3,409	0.1
Cash equivalents	131,723	2.3	131,723	0	131,723	2.3
Short-term investments	1,036	0.0	1,036	0	1,036	0.0
Total cash, cash equivalents and short-term investments	136,168	2.4	136,168	0	136,168	2.4
Contract loans	55,217	1.0	55,127	0	55,127	1.0
Derivatives	7,423	0.1	7,423	0	7,423	0.1
Other invested assets	18,296	0.3	18,296	0	18,296	0.3
Receivables for securites	71	0.0	71	0	71	0.0
Derivative collateral and receivables	1,191	0.0	1,191	0	1,191	0.0
Total invested assets	$5,732,524	100.0%	$5,732,434	$0	$5,732,434	100.0%

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

INVESTMENT RISK INTERROGATORIES

as of December 31, 2019

1.  The Company's total admitted assets (excluding Separate Accounts) as of December 31, 2019 were $5.8 billion.

2.  State by investment category the 10 largest exposures to a single issuer/borrower/investment, excluding (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, (ii) property occupied by the Company and (iii) policy loans.

Issuer	Investment Category	Book Value	% of Admitted Assets
		($ in thousands)
JPMorgan Chase & Co	ABS, Bonds, MBS	$211,996	3.6%
Fannie Mae	MBS	170,553	2.9
Sequoia Mortgage Trust	MBS	133,294	2.3
Freddie Mac	ABS, MBS	104,142	1.8
Wells Fargo & Co	ABS, Bonds, MBS, Preferred Stock, MMMF	97,869	1.7
Credit Suisse Mortgage Capital	MBS	51,382	0.9
PSMC Trust	MBS	47,549	0.8
Flagstar Mortgage Trust	MBS	47,349	0.8
Small Business Administration	ABS	40,777	0.7
Federal Farm Credit Banks Fund	Bonds	40,000	0.7

3.  State the amounts and percentages of the reporting entity's total admitted assets held in bonds, short-term investments, and preferred stocks by NAIC rating.

Investment Category	Book Value	% of Admitted Assets
	($ in thousands)
Bonds and short-term investments:
NAIC Rated 1	$3,546,908	61.0%
NAIC Rated 2	1,746,297	30.0
NAIC Rated 3	80,086	1.4
NAIC Rated 4	14,159	0.2
NAIC Rated 5	4,282	0.1
NAIC Rated 6	5,166	0.1
Preferred stocks:
NAIC Rated 1	1,052	0.0
NAIC Rated 2	20,249	0.3

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

INVESTMENT RISK INTERROGATORIES

as of December 31, 2019

4.  State the amounts and percentages of the reporting entity's total admitted assets held in foreign investments:

  4.01  Are assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets. No.

  4.02  Total admitted assets held in foreign investments of $670.0 million (11.5% of total admitted assets).

  4.03  Foreign-currency denominated investments of $0

  4.04  Insurance liabilities denominated in that same foreign currency of $0

5.  Aggregate foreign investment exposure categorized by NAIC sovereign rating:

NAIC Rating	Book Value	% of Admitted Assets
	($ in thousands)
Countries rated NAIC-1	$601,160	10.3%
Countries rated NAIC-2	67,936	1.2
Countries rated NAIC-3 or below	898	0.0

6.  The Company's largest foreign investment exposures in a single country, categorized by the country's NAIC rating:

NAIC Rating	Book Value	% of Admitted Assets
	($ in thousands)
Countries rated NAIC-1
United Kingdom	$122,396	2.1%
Australia	117,531	2.0
Countries rated NAIC-2
Mexico	32,433	0.6
Italy	10,741	0.2
Countries rated NAIC-3 or below
Brazil	898	0.0

10.  The Company's largest non-sovereign (i.e. non-governmental) foreign issues:

Issuer	NAIC Rating	Book Value	% of Admitted Assets
		($ in thousands)
UBS Group Ag	1FE	$14,050	0.2%
Commonwealth Bank Of Australia	1FE, 2FE	14,000	0.2
Australia & New Zealand Banking	1FE	13,985	0.2
BNP Paribas Sa	1FE, 2FE	13,940	0.2
Lloyds Banking Group Plc	1FE, 3FE	12,873	0.2
People's Republic Of China	1FE, 2FE	12,802	0.2
Aercap Holdings Nv	2FE	12,466	0.2
ING Groep Nv	1FE	12,433	0.2
Barclays Plc	2FE, 3FE	12,038	0.2
Banco Santander Sa	1FE, 2FE	11,638	0.2

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Protective Life Insurance Company)

INVESTMENT RISK INTERROGATORIES

as of December 31, 2019

21.  The amounts and percentages of admitted assets for warrants not attached to other financial instruments, options, caps, and floors are as follows:

	Owned
	Book Value	% of Admitted Assets
	($ in thousands)
Hedging	$7,348	0.1%
	Written
	Book Value	% of Admitted Assets
	($ in thousands)
Hedging	$(4,570)	(0.1)%

23.  The Company's exposure with respect to future contracts is as follows:

	Year End	% of Admitted Assets	First Quarter	Second Quarter	Third Quarter
			(unaudited)	(unaudited)	(unaudited)
			($ in thousands)
Hedging	$1,209	0.0%	$588	$768	$1,234

Note: Interrogatories 7 through 9, 11 through 20, and 22 were not applicable.

See Independent Auditors' Report and Notes to the Statutory Basis Financial Statements

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)  Financial Statements:

All required financial statements are included in Part A and Part B of this Registration Statement.

(b)  Exhibits:

1. Resolution of the Board of Directors of Protective Life and Annuity Insurance Company (Formerly American Foundation Life Company) authorizing establishment of the Variable Account A of Protective Life is incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020.

2. Not Applicable

3. (a) Distribution Agreement between IDI and PLAIC is incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on September 19, 2011.

3. (b) Second Amended Distribution Agreement between IDI and PLAIC is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-179963), filed with the Commission on April 29, 2014.

3. (b) (i) First Amendment to the Second Amended Distribution Agreement between IDI and PLAIC is incorporated herein by reference to the N-4 Registration Statement (File No. 333-240103), filed with the Commission on July 27, 2020.

3. (c) Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers is incorporated herein by reference to the Form N-4 Registration Statement, (File No. 333-233415), filed with the Commission on August 22, 2019.

4. (a) Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

4. (b) Contract Schedule for Individual Contracts is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

4. (c) Guaranteed Account Endorsement is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

4. (d) SecurePay Rider is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

4. (e) Qualified Retirement Plan Endorsement, is incorporated herein by reference to the Form N-4 Registration Statement (FIle No. 333-238855), filed with the Commission on August 24, 2020.

4. (f) Roth IRA Endorsement, is incorporated herein by reference to the Form N-4 Registration Statement (FIle No. 333-238855), filed with the Commission on August 24, 2020.

4. (g) Traditional IRA Endorsement, is incorporated herein by reference to the Form N-4 Registration Statement (FIle No. 333-238855), filed with the Commission on August 24, 2020.

4. (h) Return of Purchase Payments Death Benefit Rider is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

4. (i) Annuitization Bonus Endorsement is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

6. (a) Charter of Protective Life and Annuity Insurance Company is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-41577), filed with the Commission on December 5, 1997.

6. (b) By-Laws of Protective Life and Annuity Insurance Company is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-41577), filed with the Commission on December 5, 1997.

6. (c) Amended and Restated Articles of Incorporation of Protective Life and Annuity Insurance Company dated as of December 12, 2005 is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020.

6. (d) Amended and Restated By-Laws of Protective Life and Annuity Insurance Company dated as of September 26, 2011 is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020.

7. Not applicable.

8. (a) Participation Agreement (Vanguard Variable Insurance Fund), is incorporated herein by reference to the Form N-4 Registration Statement (FIle No. 333-237747), filed with the Commission on August 24, 2020.

8. (b) Participation Agreement (Lord Abbett Series Funds) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (c) Participation Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (c) (i) Amendment to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (d) Participation Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (e) Participation Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (e) (i) Amendment to Participation Agreement re Summary Prospectus (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (f) Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (g) Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (h) Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Funds) is incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (i)  Participation Agreement (DFA Investment Dimensions Group Inc.), is incorporated herein by reference to the Form N-4 Registration Statement (FIle No. 333-237747), filed with the Commission on August 24, 2020.

8. (j) Participation Agreement (Legg Mason) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (k) Participation Agreement (PIMCO) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (k) (i) Form of Novation of and Amendment to Participation Agreement (PIMCO) is incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (k) (ii) Amendment to Participation Agreement re Summary Prospectus (PIMCO Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective

Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (l) Participation Agreement (Royce Capital) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (m) Rule 22c-2 Information Sharing Agreement (Royce) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (n) Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds)) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (o) Form of Participation Agreement (American Funds) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on June 19, 2015.

8. (p) Participation Agreement (Clayton Street Funds) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (File No. 333-190294), filed with the Commission on April 26, 2016.

9. Opinion and Consent of Brad Rodgers, Esq. is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-238855), filed with the Commission on June 1, 2020.

10. (a) Consent of Eversheds Sutherland (US) LLP

- Filed herein.

10. (b) Consent of PricewaterhouseCoopers LLP

- Filed herein.

10. (c) Consents of KPMG LLP

- Filed herein.

11. No financial statements will be omitted from Item 23

12. Not applicable

13. Powers of Attorney, is incorporated herein by reference to the Form N-4 Registration Statement (FIle No. 333-238855), filed with the Commission on August 24, 2020.

Item 25. Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
Adams, D. Scott	Executive Vice President, Chief Digital and Innovation Officer
Bartlett, Malcolm Lee	Senior Vice President, Corporate Tax
Bedwell, Robert R. III	Senior Vice President, Mortgage Loans
Bielen, Richard J.	Chairman of the Board, Chief Executive Officer, President, and Director
Black, Lance P.	Senior Vice President, and Treasurer
Borie, Kevin B.	Senior Vice President, Chief Valuation Actuary, and Appointed Actuary
Callaway, Steve M.	Senior Vice President, Senior Counsel, and Secretary
Casey, Sean	Senior Vice President
Cramer, Steve	Senior Vice President, and Chief Product Officer
Creutzmann, Scott E.	Senior Vice President, and Chief Compliance Officer
Drew, Mark L.	Executive Vice President, and Chief Legal Officer
Goyer, Stephane	Senior Vice President
Harrison, Wade V.	President, Protection Division
Kane, Nancy	Executive Vice President, Acquisitions and Corporate Development
Kohler, Matthew	Senior Vice President, and Chief Technology Officer
Laeyendecker, Ronald	Senior Vice President, Executive Benefit Markets
Lawrence, Mary Pat	Senior Vice President, Government Affairs
Loper, David M	Senior Vice President, and Senior Counsel
McDonald, Laura Y.	Senior Vice President, Chief Mortgage and Real Estate Officer
Moloney, Michelle	Senior Vice President, and Chief Risk Officer
Moschner, Christopher	Senior Vice President, and Chief Marketing Officer
Passafiume, Philip E.	Senior Vice President, and Chief Investment Officer
Radnoti, Francis	Senior Vice President, Chief Product Officer
Riebel, Matthew A.	Senior Vice President, Chief Distribution Officer
Seurkamp, Aaron C.	President, Retirement Division
Temple, Michael G.	Vice Chairman, Chief Operating Officer, and Director
Wagner, James	Senior Vice President, and Chief Distribution Officer
Walker, Steven G.	Executive Vice President, Chief Financial Officer, and Director
Wells, Paul R.	Senior Vice President, Chief Accounting Officer, and Controller
Williams, Lucinda S.	Senior Vice President, Customer Experience

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223

Item 26. Persons Controlled by or Under Common Control With the Depositor or the Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of Dai-ichi Life Holdings, Inc Protective Life Corporation is described more fully in the prospectus included in this registration statement. For more information regarding the company structure of Protective Life Corporation and Dai-ichi Life Holdings, Inc., please refer to the attached organizational chart.

a. Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart filed as an exhibit herein

Item 27. Number of Contractowners.

As of July 31, 2020, sales of Protective Investors Benefit Advisory NY Individual Flexible Premium Deferred Variable and Fixed Annuity Contract had not yet commenced, and therefore as of that date, there were no owners of the Contracts.

Item 28. Indemnification of Directors and Officers.

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter.

(a)  Investment Distributors, Inc. (“IDI”) is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account, Protective Variable Annuity Separate Account, and Protective Acquired Variable Annuity Separate Account.

(b)  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Brown, Barry K.	President and Director	Vice President, Operations
Callaway, Steve M.	Secretary and Director	Senior Vice President, Senior Counsel and Secretary
Creutzmann, Scott E.	Chief Compliance Officer	Senior Vice President and Chief Compliance Officer
Debnar, Lawrence J.	Assistant Financial Officer	Vice President, Financial Reporting, Chase
Gilmer, Joseph F.	Assistant Financial Officer and Director	Assistant Vice President, Financial Reporting
Johnson, Julena G.	Assistant Compliance Officer	Compliance Director
Leopard, Ramona M.	Assistant Secretary	Paralegal III
Majewski, Carol L.	Assistant Compliance Officer	Assistant Vice President, Compliance
Morsch, Letitia	Assistant Secretary	Vice President, New Business Operations
Tennent, Rayburn	Chief Financial Officer	Financial Analyst III

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

(c)  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30. Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life and Annuity Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31. Management Services.

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings.

(a)  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

(b)  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on August 28, 2020.

VARIABLE ANNUITY ACCOUNT A OF
PROTECTIVE LIFE

By: *
Richard J. Bielen, President
Protective Life and Annuity Insurance Company

PROTECTIVE LIFE AND ANNUITY
INSURANCE COMPANY

By: *
Richard J. Bielen, President
Protective Life and Annuity Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date
*		Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	August 28, 2020
Richard J. Bielen

*		Executive Vice President,	August 28, 2020
Steven G. Walker		Chief Financial Officer and Director
(Principal Accounting and Financial Officer)

*		Vice Chairman, Chief Operating Officer, and Director	August 28, 2020
Michael G. Temple

*BY:	/S/ BRAD RODGERS		August 28, 2020
Brad Rodgers
Attorney-in-Fact

Exhibit List

10. (a) Consent of Eversheds Sutherland (US) LLP

10. (b) Consent of PricewaterhouseCoopers LLP

10. (c) Consents of KPMG LLP

26. (a) Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart